As filed with the Securities and Exchange Commission on March 7, 2007

Registration No. 333-140831

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Gafisa S.A.

(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil	1520	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Av. Nações Unidas No. 4777, 9th floor

São Paulo, SP, 05477-000

Federative Republic of Brazil

+55 (11) 3025 9000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

National Corporate Research, Ltd.

225 W. 34th Street, Suite 910

New York, New York 10122

1-800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Manuel Garciadiaz Davis Polk & Wardwell 450 Lexington Avenue New York, N.Y. 10017 Phone: (212) 450-4000 Fax: (212) 450-4800	Sara Hanks Clifford Chance US LLP 31 West 52nd Street New York, N.Y. 10019 Phone: (212) 878-8000 Fax: (212) 878-8375

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated March 7, 2007

PROSPECTUS

39,676,600 Common Shares

including Common Shares in the form of American Depositary Shares

We are selling              American Depositary Shares, or ADSs, and the selling shareholders named in this prospectus are selling an additional              ADSs. Each ADS represents two common shares. In addition, the selling shareholders are concurrently offering              common shares in the Federative Republic of Brazil, or Brazil, through Brazilian underwriters using a Portuguese-language prospectus. The closings of this offering and the Brazilian offering are conditioned upon each other.

Prior to this offering, no public market existed for the ADSs. We have applied to have the ADSs listed on the New York Stock Exchange under the symbol “GFA.” Our common shares are listed on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or the BOVESPA, under the symbol “GFSA3.” The closing price of our common shares on the BOVESPA on February 21, 2007 was R$35.30 per common share, which is equivalent to approximately US$16.97 per common share, based upon an exchange rate of R$2.0802 to US$ 1.00 reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, on February 21, 2007.

This global offering will be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM. The CVM has not approved or disapproved of these securities or determined if this prospectus (or the Portuguese-language prospectus referred to above) is truthful or complete.

Investing in the common shares and ADSs involves risks. See “ Risk Factors” beginning on page 13 of this prospectus.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts	US$	US$
Proceeds, before expenses, to us	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$

Merrill Lynch, Pierce, Fenner & Smith Incorporated, upon agreement with Itaú Securities Inc. and Citigroup Global Markets Inc., may also purchase up to 5,951,490 additional common shares in the form of ADSs from one of the selling shareholders, minus the number of common shares sold by one of the other selling shareholders pursuant to the Brazilian underwriters’ over-allotment option referred to in this prospectus, within 30 days from the date of this prospectus to cover overallotments, if any, in the international offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about                      , 2007.

Merrill Lynch & Co.	Banco Itaú BBA	Citigroup

HSBC	UBS Investment Bank

The date of this prospectus is                      , 2007.

In this prospectus, the terms “Gafisa,” “we,” “us,” “our” and “our company” mean Gafisa S.A. and its consolidated subsidiaries, unless otherwise indicated. The term “selling shareholders” means Brazil Development Equity Investments, LLC, Emerging Markets Capital Investments, LLC, EIP Brazil Holdings Godo Kaisha, EI Fund II Brazil Godo Kaisha, EIP Brazil Holdings, LLC, Mr. Renato de Albuquerque and Mr. Nuno Luís de Carvalho Lopes Alves.

You should rely only on the information contained in this prospectus. We, the selling shareholders and the international underwriters have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Each of Gafisa, the selling shareholders and the international underwriters is not making an offer to sell the common shares or ADSs in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common shares or ADSs. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

i

This prospectus is being used in connection with the offering of common shares, including common shares in the form of ADSs, in the United States and other countries outside Brazil.

This offering of ADSs is being made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this prospectus. We and the selling shareholders are also offering common shares in Brazil using a Portuguese-language prospectus. The Brazilian prospectus, which has been filed with the CVM, is in a format different from that of this prospectus and contains information not generally included in documents such as this prospectus.

No offer or sale of ADSs may be made to the public in Brazil except in circumstances that do not constitute a public offer or distribution under Brazilian laws and regulations. Any offer or sale of ADSs in Brazil to non-Brazilian residents may be made only under circumstances that do not constitute a public offer or distribution under Brazilian laws and regulations.

ii

SUMMARY

This summary highlights selected information about us and the ADSs that we and the selling shareholders are offering. It may not contain all of the information that may be important to you. Before investing in the ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our audited consolidated financial statements and the related notes, and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Overview

We are one of Brazil’s leading homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 924 developments and constructed over 37 million square meters of housing, with 900 developments and over 10 million square meters under our Gafisa brand and 24 developments and 27 million square meters under our Alphaville brand, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” and “Alphaville” are two of the best-known brands in the Brazilian real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Our core business is the development of high-quality residential buildings in attractive locations. For the year ended December 31, 2006, approximately 65% of our launches were derived from our middle and upper-income residential developments. We are also engaged in the development of land subdivisions, also known as residential communities, and affordable entry-level housing. In addition, we provide construction services to third parties.

We are one of Brazil’s most geographically-diversified homebuilders currently operating in 35 markets, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém, across 16 states, representing approximately 86% of the national population and 89% of the gross domestic product. See “Business — Our Markets.” For the year ended December 31, 2006, approximately 27% of our launches were derived from our operations outside São Paulo and Rio de Janeiro.

Our Competitive Strengths

We believe that our competitive strengths in this industry include the following:

Geographic and Product Diversification.    We are one of Brazil’s most geographically-diversified homebuilders with developments in 35 markets across 16 states. Many of these developments are located in markets with significant demand for premium middle and upper income residential units where few large, well-capitalized competitors currently operate, allowing us to sell at higher margins. We are also one of the most product-diversified homebuilders in Brazil, engaging in the development of a wide range of real estate products, including residential buildings, land subdivisions, and affordable entry-level housing, which allow us to identify and undertake a broader range of projects offering the most attractive returns.

Strong Management Team Backed by Institutional Shareholders.    We have a professional and committed senior management team consisting of eight persons with five to 34 years of experience in the Brazilian real estate industry. In addition, our management has been backed by two institutional shareholders with a successful track record: Equity International, one of the largest real estate investment companies in the United States and GP, one of Brazil’s leading private equity investment firms.

Managerial Systems and Unique Organizational Structure.    Our managerial systems and organizational structure are based on our results-oriented culture. We develop and market our projects through business units, which serve as separate profit centers in each of the regions we operate to provide maximum value to clients while keeping our focus on cost control, operating margins, and working capital. We believe the scalability of our platform will support our future expansion plans in a focused, efficient and flexible manner.

Strong Brand Recognition.    We believe “Gafisa” and “Alphaville” are two of the best-known brands in the Brazilian real estate development industry, enjoying a solid reputation among potential homebuyers, brokers, lenders, landowners and competitors. We are widely recognized in the markets in which we operate for our consistency, on-time delivery, customer satisfaction and innovative products.

Efficient Business Model.    Our objective is to minimize our working capital requirements while maximizing returns. We seek to finance our activities primarily with proceeds from the sale of units and below-market rate government regulated loans. On average, we enter into contracts with customers to sell approximately 70% of our units before the start of construction. Our reputation and sales velocity allow us to minimize land acquisition costs through partnerships with other developers and exchanges of units for land.

Low Operating Costs.    We are constantly focused on reducing and maintaining low costs. Our activities are fully integrated and our processes standardized, allowing us to manage all stages of the real estate development process in an efficient manner. Due to our low operating costs, we are also able to generate additional income by providing construction services to many of our competitors.

Strategic Land Bank in Premium Locations.    Our existing land reserves represent approximately two to three years of future development at current rates of development. We believe our land reserves comprise prime locations in all of the markets we operate, which are ideally located, diversified and difficult to replicate by competitors.

Our Strategy

We intend to implement the following strategies by building on our competitive strengths:

Capitalize on Growth Potential.    We believe that the increase in the availability of affordable home financing, lower interest rates in Brazil and recently enacted government incentives, high rates of population growth and the reduction of unemployment in Brazil present a unique opportunity to expand our homebuilding activities in the country’s major metropolitan areas and other regions.

Continue to Focus on High Return Opportunities.    Our strategy is to identify and target high return opportunities. We plan to continue focusing on high-quality middle and upper-income residential developments. We will also maintain and expand our foothold position in the affordable, entry-level residential market to capitalize on any potential improvement in the availability of housing financing in this type of developments.

Increase Land Acquisitions and New Developments.    We aim to accelerate the rate of new developments through (1) increased acquisition of prime tracts of land and their subsequent developments and (2) strategic partnerships or selected acquisitions of other developers and builders. Swaps, where we exchange land for units in our future developments, will continue to be our preferred method for land acquisition. However, we will continue to purchase land in prime locations with cash.

Maintain Conservative Financial Position.    We plan to continue operating with a conservative approach to indebtedness while maximizing the use of working capital. We will seek to optimize our capital structure to deliver maximum value to our shareholders while maintaining financial costs and risks at appropriate levels.

Recent Developments

In October 2006, we entered into an agreement to acquire 100% of Alphaville Urbanismo S.A., or Alphaville, the largest residential community development company in Brazil focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. On January 8, 2007, we successfully completed the acquisition of 60% of Alphaville’s shares for R$198.4 million, of which R$20 million was paid in cash and the remaining R$178.4 million was paid in exchange for 6.4 million common shares of Gafisa. The acquisition agreement provides that we will purchase the remaining 40% over the next five years (20% within three years from the acquisition date and the remaining 20% within five years from the acquisition date) in cash or shares, at our sole discretion. Alphaville is operating as one of our subsidiaries based in the city of Barueri, within the metropolitan region of São Paulo. See “Business — History and Ownership Structure.”

On February 14, 2007, we entered into an agreement with Odebrecht Empreendimentos Imobiliários Ltda to form a partnership for the development, construction and management of low income residential projects each with more than 1,000 units. In connection with the partnership, we will form a holding company in respect of which we and Odebrecht Empreendimentos will each own 50% of the equity stake. Upon the formation of such holding company, we intend to enter into a shareholders agreement with Odebrecht Empreendimentos which will govern, among other matters, our respective voting rights and management of the partnership.

Risks Related to Our Business

Prospective investors should carefully consider the matters described under “Risk Factors,” including that our business and results of operations are related to and may be adversely affected by weakness in general economic, real estate and other conditions; the real estate industry in Brazil is highly competitive; problems with the construction and timely completion of our real estate projects may decrease our profitability; our inability to acquire adequate capital to finance our projects could delay the launch of new projects; changing market conditions may adversely affect our ability to sell our land and home inventories at expected prices; we are subject to risks associated with granting of as well as obtaining financing; we may fail to comply with or become subject to more onerous government regulations; we may experience difficulties in finding desirable land tracts and increases in the price of raw materials may increase our cost of sales and reduce our earnings. One or more of these matters could negatively impact our business and our ability to implement our business strategy successfully.

Our principal executive offices are located at Av. Nações Unidas No. 4777, 9th floor, 05477-000, São Paulo, SP, Brazil, and our general telephone number is +55 11 3025-9000. Our website is www.gafisa.com.br. Information contained on, or accessible through, our website is not incorporated by reference in, and shall not be considered part of, this prospectus.

THE OFFERING

Issuer	Gafisa S.A.

Selling shareholders

Brazil Development Equity Investments, LLC, Emerging Markets Capital Investments, LLC, EIP Brazil Holdings Godo Kaisha, EI Fund II Brazil Godo Kaisha, EIP Brazil Holdings, LLC, Mr. Renato de Albuquerque and Mr. Nuno Luís de Carvalho Lopes Alves.

Global offering	The global offering consists of the international offering and the concurrent Brazilian offering.

International offering

We are offering              ADSs representing two common shares, and the selling shareholders are offering              ADSs representing two common shares, through the international underwriters in the United States and other countries outside Brazil.

Brazilian offering

Concurrently with the international offering, the selling shareholders are offering              common shares through Brazilian underwriters in Brazil to Brazilian investors. The common shares purchased by any investor outside Brazil will be cleared and settled in Brazil and paid for in reais, and the offering of these common shares is being underwritten by the Brazilian underwriters named elsewhere in this prospectus. Any investor outside Brazil purchasing common shares must be authorized to invest in Brazilian securities under the requirements established by the CMN and the CVM.

Primary offering	We are offering 18,761,992 common shares, including in the form of ADSs.

Secondary offering	The selling shareholders are offering 20,914,608 common shares, including in the form of ADSs.

ADSs

Each ADS represents two common shares. ADSs may be evidenced by American depositary receipts, or “ADRs.” The ADSs will be issued under a deposit agreement among us, Citibank, N.A. as depositary, and the holders and beneficial owners from time to time of ADSs issued thereunder.

Offering price	US$ per ADS.

Overallotment options	One of the selling shareholders, Brazil Development Equity Investments, LLC, has granted Merrill Lynch, Pierce, Fenner & Smith Incorporated, upon agreement with Itaú Securities Inc. and Citigroup

Global Markets Inc., the right to purchase up to an additional 5,951,490 common shares in the form of ADSs, minus the number of common shares sold by EIP Brazil Holdings, LLC pursuant to the Brazilian underwriters’ overallotment option referred to below, within 30 days from the date of this prospectus to cover overallotments, if any, in the international offering.

One of the selling shareholders, EIP Brazil Holdings, LLC, has also granted the Brazilian underwriters the right to purchase up to an additional 5,951,490 common shares, minus the number of common shares in the form of ADSs sold by Brazil Development Equity Investments, LLC pursuant to the overallotment option of Merrill Lynch, Pierce, Fenner & Smith Incorporated, upon agreement with Itaú Securities Inc. and Citigroup Global Markets Inc., within 30 days from the date of this prospectus to cover overallotments, if any, in the Brazilian offering.

Use of proceeds

We estimate that the net proceeds to us from the global offering (before deducting transaction expenses) will be approximately US$310.4 million. We intend to use the net proceeds from this offering and the Brazilian offering as follows: (1) approximately $124.2 million to acquire land; (2) approximately $62.1 million to pursue strategic partnerships and acquisitions; (3) approximately $62.1 million to launch new developments; (4) approximately $46.6 million to provide for working capital; and (5) any remaining amounts, to invest in existing operations. See “Use of Proceeds.”

We will not receive any proceeds from the sale of our common shares, including common shares in the form of ADSs, by the selling shareholders.

Share capital before and after global offering	Our share capital consists of 109,882,466 common shares as of the date of this prospectus (excluding 3,124,972 treasury shares).
Immediately after the global offering, we will have 128,644,458 common shares outstanding, assuming no exercise of the underwriters’ overallotment options.

Voting rights	Holders of our common shares are entitled to one vote per common share in all shareholders’ meetings. See “Description of Capital Stock—Rights of Common Shares.”

Holders of ADSs are entitled to instruct the depositary how to vote underlying common shares, subject to the terms of the applicable deposit agreement. See “Description of American Depositary Shares—Voting Rights.”

Dividends

The Brazilian corporation law and our bylaws require us to distribute at least 25% of our annual adjusted net income, as calculated under Brazilian GAAP and the Brazilian corporation law (which differs significantly from net income as calculated under U.S. GAAP), unless the payment of dividends is suspended by our board of directors, having concluded that such distribution would be incompatible with our financial condition.

Holders of the ADSs will be entitled to receive dividends to the same extent as the owners of our common shares, subject to the deduction of the fees of the depositary and the costs of foreign exchange conversion. For 2002, 2003, 2004 and 2005, we have not distributed dividends but we have determined to distribute dividends for the fiscal year 2006. See “Dividends and Dividend Policy” and “Description of Capital Stock.”

Listing	We have applied to have the ADSs listed on the New York Stock Exchange, or NYSE, under the symbol “GFA.” Our common shares are listed on the BOVESPA under the symbol “GFSA3.”

Lock-up agreements

We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 90-day period following the date of this prospectus. Our selling shareholders, members of our board of directors and our executive officers have agreed to substantially similar lock-up provisions, subject to certain exceptions.

ADR Depositary	Citibank, N.A.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in the ADSs or common shares.

Expected timetable for the global offering (subject to change):

Commencement of marketing of the global offering	February 23, 2007
Announcement of offer price	March 15, 2007
Settlement and delivery of ADSs and common shares	March 21, 2007

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to Merrill Lynch, Pierce, Fenner & Smith Incorporated, to be exercise upon agreement with Itaú Securities Inc. and Citigroup Global Markets Inc., to purchase up to 5,951,490 additional common shares in the form of ADSs from Brazil Development Equity Investments, LLC, minus the number of common shares sold by EIP Brazil Holdings, LLC pursuant to the Brazilian underwriters’ overallotment option referred to below, to cover overallotments of ADSs, if any, and the option of the Brazilian underwriters to purchase up to 5,951,490 additional common shares from EIP Brazil Holdings, LLC, minus the number of common shares in the form of ADSs sold by Brazil Development Equity Investments, LLC pursuant to the overallotment option of Merrill Lynch, Pierce, Fenner & Smith Incorporated, upon agreement with Itaú Securities Inc. and Citigroup Global Markets Inc., to cover overallotments, if any, in the Brazilian offering.

SUMMARY FINANCIAL AND OPERATING DATA

The following table presents our summary financial and operating data and was extracted from our audited financial statements. The financial data as of the years ended December 31, 2006, 2005 and 2004 and for the three years ended December 31, 2006 have been derived from our audited consolidated financial statements included in this prospectus. The financial data as of December 31, 2003 and 2002 and for the two years ended December 31, 2003 have been derived from audited consolidated financial statements of our company that are not included in this prospectus.

Our financial statements are prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see notes to our audited consolidated financial statements. In 2006, we changed the Brazilian GAAP accounting practice adopted with respect to the deferral of selling expenses and presentation of construction costs and have amended our Brazilian GAAP financial statements for years ended December 31, 2005, 2004, 2003 and 2002; see Notes 3 (t)(u) to our financial statements included elsewhere in this prospectus for this amendment and other reclassifications to our Brazilian GAAP financial statements. All periods presented have been modified to reflect such new accounting practices.

The statements of income, shareholders’ equity and earnings per share as at and for the year ended December 31, 2005 under U.S. GAAP were restated as follows: (i) a charge to financial expenses and adjustment to deferral of selling expenses which increased net income for 2005 from R$33.3 million to R$34.4 million, and; (ii) following the exchange of Class A for Class G preferred shares, the excess of the fair value of the consideration transferred to the holders of the Class G preferred shares over the carrying amount of the Class A preferred shares, totaling R$9.6 million was allocated to the preferred shares before apportioning the remaining undistributed earnings to the common and preferred shareholders in the calculation of earnings per share; and (iii) following the change in accounting principle for deferred selling expenses for Brazilian GAAP, we discovered that certain selling expenses deferred under Brazilian GAAP were improperly adjusted for U.S. GAAP purposes. We recorded a credit of R$4.6 million, net of tax, to general, selling and administrative expenses to correct the amount of project specific advertising, marketing and selling costs that had been previously recorded for U.S. GAAP purposes (see Note 19(a)(xii) to our financial statements included elsewhere in this prospectus).

The financial and operating information presented in this section do not reflect Alphaville’s operations, which we acquired on January 8, 2007. See “Business — History and Ownership Structure.”

This financial information should be read in conjunction with our audited financial statements and the related notes and the sections entitled “Selected Financial and Operating Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Presentation of Financial and Other Information” included elsewhere in this prospectus.

	As of and For the Year Ended December 31,
	2006(1)		2006		2005		2004(2)		2003		2002
	(in thousands except per share and per ADS data)(4)
Statement of income data:
Brazilian GAAP:
Gross operating revenue	US$	323,210	R$	691,023	R$	480,774	R$	439,254	R$	428,721	R$	321,780
Net operating revenue		310,500		663,847		457,024		416,876		410,621		306,853
Operating costs		(217,865)		(465,795)		(318,211)		(292,391)		(268,672)		(192,375)

Gross profit		92,635		198,052		138,813		124,485		141,949		114,478
Operating expenses, net(3)		(49,916)		(106,721)		(82,545)		(59,688)		(70,952)		(53,478)
Stock issuance expenses		(12,773)		(27,308)		—		—		—		—
Financial income (expenses), net		(5,586)		(11,943)		(27,972)		(34,325)		(17,095)		(13,500)
Non-operating income (expenses), net		—		—		(1,024)		(1,450)		—		29

Income before taxes on income		24,360		52,080		27,272		29,022		53,902		47,528
Taxes on income		(2,818)		(6,024)		3,405		(5,575)		(10,471)		(5,488)

Net income		21,542		46,056		30,677		23,447		43,431		42,041

Share and ADS data(4):
Earnings per share—R$ per thousand shares		208.39		445.54		1,245.69		1,218.82		2,257.62		1,998.36
Number of preferred shares outstanding as at end of period		—		—		16,222,209		11,037,742		11,037,742		11,037,742
Number of common shares outstanding as at end of period		103,369,950		103,369,950		8,404,185		8,199,743		8,199,743		10,000,006
Earnings per ADS—R$ per thousand ADS (pro forma)(5)		416.78		891.08		2,491.38		2,437.64		4,515.24		3,996.72
U.S. GAAP(6)						Restated
Net operating revenue		315,594		674,740		439,011		442,913		—		—
Operating costs		(235,347)		(503,172)		(329,775)		(339,653)		—		—

Gross profit		80,247		171,568		109,236		103,260		—		—
Operating expenses, net(3)		(65,102)		(139,188)		(77,305)		(52,770)		—		—
Financial income (expenses), net		1,881		4,022		(17,684)		(31,645)		—		—
Income before income taxes, equity in results and minority interest		17,026		36,402		14,247		18,845		—		—
Taxes on income		(5,232)		(11,187)		(1,886)		(3,530)		—		—
Equity in results		418		894		22,593		11,674		—		—
Minority interest		(526)		(1,125)		(571)		252		—		—
Cumulative effect of a change in an accounting principle: Stock option		(73)		(157)		—		—		—		—

Net income(7)		11,612		24,827		34,383		27,241		—		—

Per share and ADS data(4):
Per preferred share data—R$ per thousand shares:						Restated
Earnings per share—Basic		70.99		151.77		605.57		491.04		—		—
Earnings per share—Diluted		70.04		149.75		602.28		491.04		—		—
Per common share data—R$ per thousand shares:
Earnings per share—Basic		116.31		248.68		346.92		446.40		—		—
Earnings per share—Diluted		114.97		245.81		345.34		446.40		—		—
Per ADS data—R$ per thousand ADS (5):
Earnings per ADS —Basic (pro forma) (5)		232.63		497.36		693.84		892.80		—		—
Earnings per ADS—Diluted (pro forma) (5)		229.94		491.62		690.68		892.80		—		—
Balance sheet data:
Brazilian GAAP
Cash, bank and financial investments	US$	124,489	R$	266,159	R$	133,891	R$	45,888	R$	34,382	R$	33,205
Properties for sale		206,262		440,989		304,329		237,113		177,169		86,609
Working capital(8)		476,534		1,018,829		497,948		205,972		192,087		165,643
Total assets		698,885		1,494,217		944,619		748,508		856,308		700,330
Total debt(9)		138,187		295,443		316,933		151,537		194,400		104,726
Total shareholders’ equity		380,770		814,087		270,187		146,469		122,503		105,806
U.S. GAAP
Cash, bank and financial investments		122,039		260,919		136,153		42,803		—		—
Properties for sale		226,104		483,411		376,613		245,055		—		—
Working capital (8)		398,393		851,764		507,155		195,392		—		—
Total assets		764,212		1,633,886		901,387		601,220		—		—
Total debt(9)		135,368		289,416		294,149		141,476		—		—
Total shareholders’ equity		371,960		795,251		290,604		160,812		—		—
Other financial data:
EBITDA(10)		31,958		68,325		58,852		69,489		76,328		63,711
Net debt(11)		13,697		29,284		183,042		105,649		160,018		71,521
Cash flow provided by (used in):
Brazilian GAAP
Operating activities		(143,238)		(306,243)		(112,947)		23,616				—
Investing activities		(4,012)		(8,577)		(5,576)		(1,509)		—		—
Financing activities		209,115		447,087		206,526		10,601		—		—
Operating data:
Number of new developments		—		30		21		11		20		25
Total sales value of developments launched (Gafisa’s proportional share) (12)		470,098		1,005,069		651,815		206,942		377,356		387,542
Number of units launched(13)		—		3,755		2,446		1,132		1,790		2,298
Launched usable area (m2)(14)		—		586,653		514,068		233,393		179,437		256,575
Total sales value(15) (Gafisa’s proportional share)		465,423		995,074		450,153		253,826		325,248		333,478
Sold usable area (m2)(14)		—		427,309		408,676		181,777		185,273		256,190
Units sold		—		3,391		1,994		1,192		1,595		2,179
Average sales price (R$/m2)(14)(16)		1,420		3,037		2,878		2,934		2,822		1,972

(footnotes on following page)

(1)	Translated using the exchange rate as reported by the Central Bank as of December 31, 2006 for reais into U.S. dollars of R$2.1380 to US$1.00.
(2)	The financial information in relation to receivables from clients, properties for sale, real estate development obligations, other current liabilities, working capital, total assets and unearned income from property sales from 2004 and thereafter is not comparable to prior periods as a result of the adoption of CFC Resolution No. 963 for real estate developments launched after January 1, 2004.
(3)	Excludes stock issuance expenses.
(4)	On January 26, 2006 all preferred shares were converted into common shares. On January 27, 2006, a stock split of our common shares was approved, giving effect to the split of one existing share into three newly issued shares, increasing the number of shares from 27,774,775 to 83,324,316. All information relating to the numbers of shares and ADSs have been adjusted retrospectively to reflect the share split on January 27, 2006. All U.S. GAAP earnings per share and ADS amounts have been adjusted retrospectively to reflect the share split on January 27, 2006. Brazilian GAAP earnings per share and ADS amounts have not been adjusted retrospectively to reflect the share split on January 27, 2006.
(5)	Earnings per ADS is calculated based on each ADS representing two common shares. The ADSs will be issued upon deposit of the common shares with the custodian. See “Description of American Depositary Shares.”
(6)	As discussed in Note 19(a)(xii) to our consolidated financial statements included elsewhere in the prospectus, we restated our U.S. GAAP statement of income and earnings per share for the year ended December 31, 2005.
(7)	The following table sets forth reconciliation from US GAAP net income to US GAAP net income available to common shareholders:

	2006	2005	2004
	restated
Reconciliation from US GAAP net income to US GAAP net income available to common shareholders (Basic):
US GAAP net income (Basic)	24,827	34,383	27,241
Preferred Class G exchange*	—	(9,586)	—
Undistributed earnings for Preferred Shareholders (Basic earnings)	(258)	(16,334)	(16,260)

US GAAP net income available to common shareholders (Basic earnings)	24,569	8,463	10,981

Reconciliation from US GAAP net income to US GAAP net income available to common shareholders (Diluted):
US GAAP net income	24,827	34,383	27,241
Preferred Class G exchange*	—	(9,586)	—
Undistributed earnings for Preferred Shareholders (Diluted earnings)	(259)	(16,373)	(16,260)

US GAAP net income available to common shareholders (Diluted earnings)	24,568	8,424	10,981

* Pursuant to EITF Topic D-42 “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock”, following the exchange of Class A for Class G Preferred shares, the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the balance sheet was subtracted from net income to arrive at net earnings available to common shareholders in the calculation of earnings per share. For purposes of displaying earnings per share, the amount is treated in a manner similar to the treatment of dividends paid to the holders of the preferred shares. The conceptual return or dividends on preferred shares are deducted from net earnings to arrive at net earnings available to common shareholders.

(footnotes continued on following page)

(8)	Working capital equals current assets less current liabilities.
(9)	Total debt comprises loans, financings and short term and long term debentures. Amounts exclude loans from real estate development partners.
(10)	We define and calculate EBITDA as Brazilian GAAP net income before financial expenses, net, income tax expense, depreciation and non-operating expenses. We use EBITDA as a supplemental measure of financial performance as well as of our ability to generate cash from operations. EBITDA is not a Brazilian GAAP or U.S. GAAP measurement, does not represent cash flows for the periods presented and should not be considered an alternative to net income as an indicator of liquidity. EBITDA does not have a standardized meaning and our definition of EBITDA may not be comparable to EBITDA as used by other companies. We understand that although EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under Brazilian and U.S. GAAP. Some of these limitations are:
•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; and
•	Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

The following table is a reconciliation of our Brazilian GAAP net income to EBITDA:

	As of and For the Year Ended December 31,
	2006(1)	2006	2005	2004	2003	2002
	(in thousands of US$)	(in thousands of R$)
Brazilian GAAP
Net income	21,542	46,056	30,677	23,447	43,431	42,041
Financial expenses, net	5,586	11,943	27,972	34,325	17,095	13,500
Income tax expense	2,818	6,024	(3,405)	5,575	10,471	5,488
Non operating expense	—	—	1,024	1,450	—	—
Depreciation	2,012	4,302	2,584	4,702	5,331	2,099

EBITDA	31,958	68,325	58,852	69,499	76,328	63,128

Stock issuance expenses in the year ended December 31, 2005 and 2006 were R$410 thousand and R$27,308 thousand, respectively.

(footnotes continued on following page)

The table below sets forth a reconciliation of our Brazilian GAAP net cash from operating activities to EBITDA(a):

	2006(1)	2006	2005	2004
	(in thousands of US$)	(in thousands of R$)
Brazilian GAAP
Net cash provided by (used in) operating activities	(142,702)	(306,243)	(112,947)	23,616
Amortization of negative goodwill	7,196	15,387	2,721	—
Provision for contingencies	148	317	(1,994)	449
Decrease (increase) in assets
Receivables from clients	76,138	162,785	(23,305)	(91,919)
Properties for sale	63,920	136,660	33,511	21,818
Deferred selling and prepaid expenses	4,943	10,569	(2,230)	4,736
Other	26,576	56,926	(6,579)	16,838
Increase (decrease) in liabilities
Real estate development obligations	27,110	57,963	133,481	66,310
Obligations for purchase of land	(33,996)	(72,684)	(4,463)	7,285
Taxes and contributions	4,844	10,355	(5,713)	(8,807)
Unearned income from property sales	(13,992)	25,168	65,553	76,492
Other	11,773	(28,878)	(19,183)	(47,319)

EBITDA	31,958	68,325	58,852	69,499
(a)	Statements of cash flows were not prepared for the years ended December 2003 and 2002.

(11)	Net debt consists of loans and financing and debentures, net of cash, bank and financial investments. Net debt is not a Brazilian GAAP measurement.
(12)	Total sales value of developments launched is the aggregate nominal value of the units that we launched sales campaigns for in a given project.
(13)	The units delivered in exchange for land pursuant to swap agreements are not included.
(14)	One square meter is equal to approximately 10.76 square feet.
(15)	Total sales value represents the monetary amount of all sales contracts executed by us as a result of the sale of our residential units, regardless of the stage of the development (i.e., whether the development is under construction or completed). Total sales value is calculated by multiplying the number of units sold in a development by the unit sales price. Gross operating revenues, on the other hand, are calculated by applying the percentage of costs incurred to the total sales value of the units sold. Because of the long cycle of our business activities, there is usually a lag between the execution of our sales contracts and the recognition of the sales value as gross operating revenues on our financial statements. For that reason, total sales value is used as an indicator of current operating performance. We also review other indicators of current operating performance such as total sales value of developments launched, number of units launched, units sold and sold usable area.

Total sales value is different from total sales value of development launched in that the former accounts for the amount of sales contracts executed in the indicated period while the latter accounts for the amount of the units that were launched in sales campaigns in the indicated period. The former is an indicator of current operating performance and the latter is an indicator of sales activities.

(16)	The average sales price in reais per square meter excludes land subdivisions. The average sales value in reais per square meter, including land subdivisions, was R$2,752, R$1,291, R$2,061, R$2,580 and R$1,852 in 2006, 2005, 2004, 2003 and 2002, respectively.

RISK FACTORS

You should carefully consider the risks described below, as well as the other information in this prospectus, before deciding to purchase our common shares and ADSs. Our business, results of operations, financial condition or prospects could be adversely affected if any of these risks occurs, and as a result, the market price of our common shares and the ADSs could decline and you could lose all or part of your investment. The risks described below are those known to us and that we currently believe may materially affect us.

Risks Relating to Our Business and to the Brazilian Real Estate Industry

Our business and results of operations may be adversely affected by weaknesses in general economic, real estate and other conditions.

The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic conditions, such as:

•	employment levels;

•	population growth;

•	consumer confidence and stability of income levels;

•	availability of financing for land home site acquisitions, and the availability of construction and permanent mortgages;

•	inventory levels of both new and existing homes;

•	supply of rental properties; and

•	conditions in the housing resale market.

Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by us can fluctuate significantly as a result of changing economic and real estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we will have to sell homes at a loss or hold land in inventory longer than planned. For example, in 2003 and 2004, high interest rates in Brazil adversely affected consumer confidence which negatively impacted the sales of our units. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. We may be particularly affected by changes in local market conditions in São Paulo and Rio de Janeiro, where we derive a large portion of our revenue.

The real estate industry in Brazil is highly competitive. Failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.

The Brazilian real estate industry is highly competitive and fragmented. We compete with Brazilian as well as international developers on availability and location of land, price, funding, design, quality, reputation and partnerships with other developers. Because our industry does not have high barriers to entry, new competitors, including international companies working in partnerships with Brazilian developers, may enter into the industry, further intensifying this competition. Some of our current potential competitors may have greater financial and other resources than we do. Furthermore, a significant portion of our real estate development and construction activities is conducted in the states of São Paulo and Rio de Janeiro, areas where the real estate market is highly competitive due to a scarcity of properties in desirable locations and the relatively large number of local competitors. If we are not able to compete effectively, our business, financial condition and results of operations could be adversely affected.

Problems with the construction and timely completion of our real estate projects may damage our reputation, expose us to civil liability and decrease our profitability.

The quality of work in the construction of our real estate projects and the timely completion of these projects are major factors that determine our reputation, and therefore our sales and growth. Delays in the construction of our projects or defects in materials and/or workmanship may occur. Any defects could delay the completion of our real estate projects, or, if such defects are discovered after completion, expose us to civil lawsuits by purchasers or tenants. Construction projects often involve delays in obtaining, or the inability to obtain, permits or approvals from the relevant authorities. In the past, we have encountered circumstances where we had obtained the necessary environmental permits from state authorities, but we were prevented from commencing our construction due to investigations by the local prosecutor’s office in response to complaints regarding our tree-cutting activities. Such investigations delayed the start of construction by us and the delivery of completed units to our customers. In addition, construction projects may also encounter delays due to adverse weather conditions, natural disasters, fires, delays in the provision of materials or labor, accidents, labor disputes, unforeseen engineering, environmental or geological problems, disputes with contractors and subcontractors, or other events. In addition, we may encounter previously unknown conditions at or near our construction sites, that may delay or prevent construction of a particular project. If we encounter a previously unknown condition at or near a site, we may be required to correct the condition prior to continuing construction and there may be a delay in the construction of a particular project. The occurrence of any one or more of these problems in our real estate projects could adversely affect our reputation and our future sales.

Construction delays, cost overruns and addressing newly discovered conditions may increase project development costs. In addition, delays in the completion of a project may result in a delay in the commencement of cash flow, which would increase our capital needs. We may also incur construction and other development costs for a project that exceed our original estimates due to increases over time in interest rates, material costs, labor costs or other costs. We may not be able to pass these increased costs on to purchasers and thus the increases may decrease our profitability.

Our inability to acquire adequate capital to finance our projects could delay the launch of new projects.

We expect that the continuing expansion and development of our business will require significant capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forego market opportunities. We may not be able to obtain future equity or debt financing on favorable terms, if at all. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants and may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business.

Changing market conditions may adversely affect our ability to sell our land and home inventories at expected prices, which could reduce our margins.

As a homebuilder, we must constantly locate and acquire new tracts of land for development and development home sites to support our homebuilding operations. There is a lag between the time we acquire land for development or developed home sites and the time that we can bring the properties to market and sell homes. Lag time varies on a project-by-project basis; however, historically, we have experienced a lag time of 24 to 36 months. As a result, we face the risk that demand for housing may decline, costs of labor or materials may increase, interest rates may increase, currencies may fluctuate and political uncertainties may occur during this period and that we will not be able to dispose of developed properties or undeveloped land or home sites acquired for development at expected prices or profit margins or within anticipated time frames or at all. Significant expenditures associated with investments in real estate, such as maintenance costs, construction costs and debt payments, cannot generally be reduced if changes in the economy cause a decrease in revenues from our properties. The market value of home inventories, undeveloped land, and developed home sites can fluctuate significantly because of changing market conditions. In addition, inventory carrying costs (including interest on funds unused to acquire land or build homes) can be significant and can adversely affect our performance. Because of these factors, we may be forced to sell homes or other property at a loss or for prices that generate lower profit margins than we anticipate. We may also be required to make material write-downs of the book value of our real estate assets in accordance with Brazilian GAAP if values decline.

We are subject to risks normally associated with permitting our purchasers to make payments in installments; if there are higher than anticipated defaults or if our costs of providing that financing increase, then our profitability could be adversely affected.

As is common in our industry, we and the special purpose entities or SPEs in which we participate permit some purchasers of the units in our projects to make payments in installments. As a result, we are subject to the risks associated with this financing, including the risk of default in the payment of principal or interest on the loans we make as well as the risk of increased costs for the funds raised by us. As of December 31, 2006, our receivables relating to such financing amounted to R$1,319.8 million. Our customer default rate in the last five years was 2% and as a result, on average, we recovered 98 cents of every dollar loaned that is overdue. In addition to the 12% per annum fixed rate component of the interest payments, our term sales agreements usually provide for an inflation adjustment linked to the National Index of Construction Cost (Índice Nacional de Custo da Construção), or INCC, during the construction phase of the projects and to the General Market Price Index (Índice Geral de Preços—Mercado), or IGP-M, after completion. If the rate of inflation increases, the loan payments under these term sales agreements may increase, which may lead to a higher rate of payment default. If the default rate among our purchasers increases, our cash generation and, therefore, our profitability could be adversely affected.

In the case of a payment default after the delivery of financed units, Brazilian law provides for the filing of a collection claim to recover the amount owed or to repossess the unit following specified procedures. The collection of overdue amounts or the repossession of the property is a lengthy process, which usually takes two years, and involves additional costs. It is uncertain that we can recover the full amount owed to us or that if we repossess the unit, we can re-sell the unit at favorable terms or at all.

If we or the SPEs in which we participate fail to comply with or become subject to more onerous government regulations, our business could be adversely affected.

We and the SPEs we participate in are subject to various federal, state and municipal laws and regulations, including those relating to construction, zoning, use of soil, environmental protection, historical patrimony and consumer protection. We are required to obtain, maintain and renew on a regular basis permits, licenses and authorizations from various governmental authorities in order to carry out our projects. We strive to maintain compliance with these laws and regulations. If we are unable to maintain or achieve compliance with these laws and regulations, we could be subject to fines, project shutdowns, cancellation of licenses and revocation of authorizations or other restrictions on our ability to develop our projects, which could have an adverse impact on our financial condition. In addition, our contractors and subcontractors are required to comply with various labor and environmental regulations and tax obligations. Because we are secondary obligors to these contractors and subcontractors, if they fail to comply with these regulations or obligations, we may be subject to penalties by the relevant regulatory bodies.

Regulations governing the Brazilian real estate industry as well as environmental laws have tended to become more restrictive over time. We cannot assure you that new and stricter standards will not be adopted or become applicable to us, or that stricter interpretations of existing laws and regulations will not occur. For example, we have encountered circumstances where we had obtained the necessary environmental permits from state authorities, but subsequently became subject to investigations by the local prosecutor’s office in response to complaints regarding our tree-cutting activities based on a different interpretation of the applicable regulations. Any such event may require us to spend additional funds to achieve compliance with such new rules and therefore make the development of our projects more costly.

If there is a scarcity of financing and/or increased interest rates, this may decrease the demand for real estate properties, which could negatively affect our business.

The scarcity of financing and/or an increase in interest rates may adversely affect the ability or willingness of prospective buyers to purchase our products and services. A majority of the bank financing obtained by prospective buyers comes from the Housing Financial System (Sistema Financeiro de Habitação), or SFH, which is financed by funds raised from savings account deposits. The CMN often changes the amount of such funds that banks are required to make available for real estate financing. If the CMN restricts the amount of available funds that can be used to finance the purchase of real estate properties, or if there is an increase in interest rates, there may be a decrease in the demand for our residential and commercial properties and for the development of lots of land, which may adversely affect our financial position and results of operations.

Because we recognize sales income from our real estate properties under the percentage of completion method of accounting, an adjustment in the cost of a development project may reduce or eliminate previously reported revenue and income.

We recognize income from the sale of units in our properties based on the percentage of completion method of accounting, which requires us to recognize income as we incur the cost of construction. Revenue and total cost estimates are revised on a regular basis as the work progresses, and adjustments based upon the percentage of completion are reflected in contract revenue in the period when these estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported income, we will recognize a credit to or a charge against income, which could have an adverse effect on our previously reported revenue and income.

Our participation in SPEs creates additional risks, including potential problems in our financial and business relationships with our partners.

We invest in SPEs, with other real estate developers and construction companies in Brazil. The risks involved with SPEs include the potential bankruptcy of our SPE partners and the possibility of diverging or inconsistent economic or business interests between us and our partners. If an SPE partner fails to perform or is financially unable to bear its portion of the required capital contributions, we could be required to make additional investments and provide additional services in order to make up for our partner’s shortfall in return for an increased share in the venture. In 2002, one of our SPE partners had financial difficulties and was unable to fulfill its financial obligations under the SPE. As a result we were required to make additional investments of approximately R$800,000 in return for an increased share in the SPE. In addition, under Brazilian law, the partners of an SPE may be liable for obligations of an SPE in particular areas, including tax, labor, environmental and consumer protection.

We may experience difficulties in finding desirable land tracts and increases in the price of land may increase our cost of sales and decrease our earnings.

Our continued growth depends in large part on our ability to continue to acquire land and to do so at a reasonable cost. As more developers enter or expand their operations in the Brazilian home building industry, land prices could rise significantly and suitable land could become scarce due to increased demand or decreased supply. A resulting rise in land prices may increase our cost of sales and decrease our earnings. We may not be able to continue to acquire suitable land at reasonable prices in the future.

Increases in the price of raw materials may increase our cost of sales and reduce our earnings.

The basic raw materials used in the construction of our homes include concrete, concrete block, steel, bricks, windows, doors, roof tiles and plumbing fixtures. Increases in the price of these and other raw materials, including increases that may occur as a result of shortages, duties, restrictions, or fluctuations in exchange rates, could increase our cost of sales. From 2003 to 2005, for instance, the price of steel increased approximately 36% which increased our cost of sales. Any such cost increases could reduce our earnings to the extent we are unable to pass on these increased costs to our buyers.

If we are not able to implement our growth strategy as planned or at all our business, financial condition and results of operations could be adversely affected.

We plan to grow our business by selectively expanding to meet the growth potential of the Brazilian residential market. We believe that there is increasing competition for suitable real estate development sites. We may not find suitable additional sites for development of new projects or other suitable expansion opportunities.

We anticipate that we will need additional financing to implement our expansion strategy and we may not have access to the funding required for the expansion of our business or such funding may not be available to us on acceptable terms. We may finance the expansion of our business with additional indebtedness or by issuing additional equity securities. We could face financial risks associated with incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness, or associated with issuing additional stock, such as dilution of ownership and earnings.

Our level of indebtedness could have an adverse effect on our financial health, diminish our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or the real estate industry.

As of December 31, 2006, our total debt was R$295.4 million. For the fiscal year 2006, our annual debt service obligation was approximately R$136.3 million.

Our level of indebtedness could have important negative consequences for us. For example, it could:

•

require us to dedicate a large portion of our cash flow from operations to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increase our vulnerability to adverse general economic or industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;

•	restrict us from making strategic acquisitions or exploring business opportunities;

•	make it more difficult for us to satisfy our obligations with respect to our debt; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

A portion of our indebtedness has variable interest rates. At December 31, 2006, the principal amount of our aggregate outstanding variable rate indebtedness was R$295.4 million. A hypothetical 1% adverse change in interest rates would have had an annualized unfavorable impact of approximately R$2.9 million on our earnings and cash flows, based on the debt level at December 31, 2006.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations and the market price of our common shares.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects, as well as the market prices of our common shares or the ADSs, may be adversely affected by, among others, the following factors:

•	exchange rate movements;

•	exchange control policies;

•	expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or “GDP”;

•	inflation;

•	tax policies;

•	other economic, political, diplomatic and social developments in or affecting Brazil;

•	interest rates;

•	energy shortages;

•	liquidity of domestic capital and lending markets; and

•	social and political instability.

Uncertainty over whether the Brazilian government may implement changes in policy or regulations may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets as well as securities issued abroad by Brazilian issuers. As a result, these uncertainties and other future developments in the Brazilian economy may adversely affect us and our business and results of operations and the market price of our common shares.

Inflation and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our common shares or the ADSs.

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços—Mercado) or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005 and 3.8% in 2006. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) or “IBGE”, the Brazilian price inflation rates were 7.7% in 2001, 12.5% in 2002, 9.3% in 2003, 7.6% in 2004, 5.7% in 2005 and 3.1% in 2006. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our reais-denominated debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Any decline in our net sales or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of the ADSs.

Fluctuations in interest rates may have an adverse effect on our business and the market prices of the ADSs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. From February to July 17, 2002, the Central Bank reduced the basic interest rate from 18.75% to 18.00%. From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% by February 19, 2003. The basic interest rate continued to increase to 26% in June 2003 when the Central Bank started to decrease it. Subsequently, the basic interest rate suffered further fluctuations, and, in June 2006, the basic interest rate was 15.25%.

At December 31, 2006, all of our indebtedness was denominated in reais and subject to Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or CDI rate. Any increase in the TJLP rate or the CDI rate may have an adverse impact on our financial expenses and our results of operations.

Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on, or the proceeds of any sale of the ADSs.

Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent holders of our common shares or the ADSs from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of our common shares. Exchange controls could also prevent us from making payments on our U.S. dollar-denominated debt obligations and hinder our ability to access the international capital markets. As a result, exchange controls restrictions could reduce the market prices of our common shares and the ADSs.

Changes in tax laws may increase our tax burden and, as a result, adversely affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In April 2003, the Brazilian government presented a tax reform proposal, which was mainly designed to simplify tax assessments, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposal provided for changes in the rules governing the federal Social

Integration Program (Programa de Integração Social), or “PIS,” the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or “COFINS,” the federal Tax on Bank Account Transactions (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or “CPMF,” the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and some other taxes. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Risks Relating to Our ADSs

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of the ADSs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries, especially other Latin American countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in, Brazil. For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. The economic crisis in Argentina negatively affected investors’ perceptions of Brazilian securities for several years. Economic or political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy is also affected by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stocks indexes. Developments in other countries and securities markets could adversely affect the market prices of the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

An active market for our ADSs may not develop and if such a market does develop, the price of ADSs is subject to volatility.

Before this offering, no public market for our ADSs has existed in the United States. The initial public offering price for our ADSs will be determined by negotiations between us and the representatives of the international underwriters. An active public market for our ADSs may not develop or be sustained after this offering. Even if an active market develops, the market price for our ADSs may fall below the initial public offering price. The market price of our ADSs could be subject to significant fluctuations due to a variety of factors, including actual or anticipated fluctuations in our operating results and financial performance, economic downturns, political events in the jurisdictions where we operate or other changes in our industries, changes in financial estimates by securities analysts, the introduction of new products or technologies by us or our competitors, or our failure to meet expectations of analysts or investors.

Actual or anticipated sales of a substantial number of common shares in the future could decrease the market prices of the ADSs.

Sales of a substantial number of our common shares after the completion of the global offering, or the anticipation of such sales, could negatively affect the market prices of the ADSs. Immediately after completion of the global offering, entities affiliated with GP and Equity International will, directly or indirectly, own approximately 25.7% common shares in the aggregate. Subject to some exceptions, we have agreed not to offer, sell or contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC, or the CVM a registration statement relating to, any additional common shares or ADSs or securities convertible into or exchangeable or exercisable for any common shares of our share capital or ADSs, or publicly disclose any such offer, sale, pledge disposition or filing, for a period of 90 days after the date of this prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Itaú Securities Inc. and Citigroup Global Markets Inc., on behalf of the international and Brazilian underwriters. Our directors, executive officers and the selling shareholders have agreed to substantially similar lock-up provisions, subject to certain exceptions. However, after the expiration or waiver of the lock-up provisions, a large number of additional shares held by our shareholders will be transferable without restriction and eligible for sale to the public. If, in the future, substantial sales of shares are made by existing or future holders of common shares, the market prices of the ADSs may decrease significantly. As a result, holders of ADSs may not be able to sell their ADSs at or above the price they paid for them.

The economic value of your investment may be diluted.

The estimated initial public offering price of our ADSs is substantially higher than the net tangible book value per share of our ADSs immediately prior to the offering. If you purchase ADSs in this offering, you will experience immediate and substantial dilution of R$21.35 in the net tangible book value per share from the public offering price. See “Dilution.” Moreover, because we may pay the remaining 40% of Alphaville’s acquisition price with our common shares, you may experience additional dilution of your investment in our company. See “Summary – Recent Development.” In addition, we may need additional funds and, in the case public or private financing is unavailable or if our shareholders decide, we may issue additional common shares. Any additional funds obtained by such a capital increase may dilute your interest in our company.

Holders of our ADSs may not receive any dividends or interest on shareholders’ equity.

According to our bylaws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under the Brazilian corporation law method. This adjusted net profit may be capitalized, used to absorb losses or otherwise retained as allowed under the Brazilian corporation law method and may not be available to be paid as dividends or interest on shareholders’ equity. Additionally, the Brazilian corporation law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. For 2002, 2003, 2004 and 2005, we have not distributed dividends but we have determined to distribute dividends for the fiscal year 2006. See “Dividends and Dividend Policy—Payment of Dividends” and “Dividends and Dividend Policy—Interest Attributable to Shareholders’ Equity.”

Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADSs may exercise voting rights with respect to our common shares represented by ADSs only in accordance with the terms of the deposit agreement governing the ADSs. Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADSs will receive notice of a shareholders’ meeting from the ADR depositary following our notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADSs must instruct the ADR depositary on a timely basis. This voting process necessarily will take longer for holders of ADSs than for holders of our common shares. Common shares represented by ADSs for which no timely voting instructions are received by the ADR depositary from the holders of ADSs shall not be voted.

Holders of ADSs also may not receive the voting materials in time to instruct the depositary to vote the common shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the common shares underlying their ADSs are not voted as requested.

Upon the completion of the global offering, no single shareholder will hold more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders as well as conflicts between them.

Upon completion of this offering, no single shareholder will hold more than 50% of our capital stock. There is no guidance in Brazil corporation law for publicly-held companies without an identified controlling shareholder. Due to the absence of a controlling shareholder, we may be subject to future alliances or agreements between our new shareholders, which may result in the exercise of a controlling power over our company by them. In the event a controlling group is formed and decides to exercise its controlling power over our company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers. The absence of a controlling group may also jeopardize our decision-making process as the minimum quorum required by law for certain decisions by shareholders may not be reached. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our company may have an adverse impact on our business and result of operations.

Holders of ADSs will not be able to enforce the rights of shareholders under our by-laws and the Brazilian corporation law and may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company.

Holders of ADSs will not be direct shareholders of our company and will be unable to enforce the rights of shareholders under our by-laws and the Brazilian corporation law.

Our corporate affairs are governed by our by-laws and the Brazilian corporation law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Holders of ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for holders of ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may be enforced in Brazil only if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs.

Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our common shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADSs by a non-resident of Brazil to another non-resident of Brazil. See “Taxation—Brazilian Tax Considerations—Gains.”

Because any gain or loss recognized by a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations”) will generally be treated as a U.S. source gain or loss unless such credit can be applied (subject to applicable limitations) against tax due on the other income treated as derived from foreign sources, such U.S. Holder would not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our common shares.

Judgments of Brazilian courts with respect to our common shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may be satisfied in Brazilian currency only at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the ADSs.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares underlying the ADSs.

Holders of ADSs will be unable to exercise the preemptive rights relating to our common shares underlying ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of ADSs. We may decide, in our discretion, not to file any such registration statement. If we do not file a registration statement or if we, after consultation with the ADR depositary, decide not to make preemptive rights available to holders of ADSs, those holders may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if they are not sold, their preemptive rights will be allowed to lapse.

Holders of ADSs could be subject to Brazilian income tax on capital gains from sales of ADSs.

Historically, any capital gain realized on a sale or other disposition of ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833) provides that “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains… earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have recently issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our common shares, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company in the United States, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” The requirements of this Act and regulations promulgated thereunder will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our systems and resources. The Exchange Act requires, among other things, that we file annual and other reports with respect to our business and financial condition.

The Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” requires that we evaluate, test and implement internal controls over financial reporting to enable management to report on, and our independent registered public accounting firm to attest to, such internal controls as required by Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. In addition, as our strategy includes pursuing acquisition opportunities, we will need to use resources to integrate any new business we acquire into our disclosure controls and procedures and our internal control processes. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. While we anticipate being compliant with the requirements of Section 404 by the prescribed deadline, we cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to investigation and sanctions by regulatory authorities, such as the SEC and the NYSE. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal controls and the hiring of additional personnel. Any such actions could negatively affect our results of operations and cause the market prices of the ADSs to decrease significantly.

FORWARD-LOOKING STATEMENTS

This prospectus contains estimates and forward-looking statements, principally in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in real estate market prices and demand, estimated budgeted costs and the preferences and financial condition of our customers;

•	demographic factors and available income;

•	our ability to repay our indebtedness and comply with our financial obligations;

•	our ability to arrange financing and implement our expansion plan;

•	our ability to compete and conduct our businesses in the future;

•	changes in our businesses;

•	inflation and interest rate fluctuations;

•	changes in the laws and regulations applicable to the real estate market;

•	government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Risk Factors.”

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US dollars,” “dollars” or “US$” are to U.S. dollars.

The exchange rate for reais into U.S. dollars based on the selling rate as reported by the Central Bank was R$2.1380 to US$1.00 at December 31, 2006, R$2.3407 to US$1.00 at December 30, 2005, R$2.6544 to US$1.00 at December 31, 2004 and R$2.8892 to US$1.00 at December 31, 2003. On February 9, 2007, the selling rate was R$2.1030 to US$1.00. The real/dollar exchange rate fluctuates widely, and the selling rate at February 9, 2007 may not be indicative of future exchange rates. See “Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2001.

We have translated certain amounts included in “Summary Financial and Operating Data,” “Dilution,” “Selected Financial and Operating Data” and elsewhere in this prospectus from reais into U.S. dollars using the exchange rate as reported by the Central Bank as of December 31, 2006 of R$2.1380 to US$1.00 or the indicated dates (subject to rounding adjustments). These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

In this prospectus, we present information in square meters. One square meter is equal to approximately 10.76 square feet.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Financial Statements

We maintain our books and records in reais. Our consolidated financial statements at December 31, 2006 and 2005 and for each of the years ended December 31, 2006, 2005 and 2004 have been audited, as stated in the report appearing herein, and are included in this prospectus. We prepare our financial statements in accordance with Brazilian GAAP, which are based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to hereinafter as the Brazilian corporation law;

•	the rules and regulations of the CVM; and

•

the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), or the IBRACON, and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or the CFC.

“U.S. GAAP” refers to generally accepted accounting principles in the Unites States. Brazilian GAAP differs in significant respects from U.S. GAAP. The notes to our financial statements include a reconciliation of shareholders’ equity as of December 31, 2006, 2005 and 2004, and of net income for the years ended December 31, 2006 and 2005, as determined under Brazilian GAAP and under generally accepted accounting principles in the United States, or U.S. GAAP.

In this prospectus, all references to “contracted sales” are to the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory.

For our jointly-controlled entities, we consolidate asset and liability, income and expense accounts proportionally to our interest in the capital of the respective entity.

Unless otherwise indicated, all financial information of our company included in this prospectus is derived from our Brazilian GAAP financial statements.

In 2006, we changed the Brazilian GAAP accounting practice adopted with respect to the deferral of selling expenses and presentation of construction costs and have amended our Brazilian GAAP financial statements for years ended December 31, 2005, 2004, 2003 and 2002; see Notes 3 (t)(u) to our financial statements included elsewhere in this prospectus for this amendment and other reclassifications to our Brazilian GAAP financial statements. All periods presented have been modified to reflect such new accounting practices.

Our statements of income, shareholders’ equity and earnings per share as at and for the year ended December 31, 2005 under U.S. GAAP were restated as follows: (i) a charge to financial expenses and adjustment to deferral of selling expenses which increased net income for 2005 from R$33.3 million to R$34.4 million, and; (ii) following the exchange of Class A for Class G preferred shares, the excess of the fair value of the consideration transferred to the holders of the Class G preferred shares over the carrying amount of the Class A preferred shares, totaling R$9.6 million was allocated to the preferred shares before apportioning the remaining undistributed earnings to the common and preferred shareholders in the calculation of earnings per share; and (iii) following the change in accounting principle for deferred selling expenses for Brazilian GAAP, we discovered that certain selling expenses deferred under Brazilian GAAP were improperly adjusted for U.S. GAAP purposes. We recorded a credit of R$4.6 million, net of tax, to general, selling and administrative expenses to correct the amount of project specific advertising, marketing and selling costs that had been previously recorded for U.S. GAAP purposes (see Note 19(a)(xii) to our financial statements included elsewhere in this prospectus).

	2005	2005
	As previously reported	As restated
Financial expense	(23,813)	(27,268)
General, selling and administrative expenses	(75,501)	(70,914)
Net income	33,251	34,383
Shareholders’ equity	296,403	290,604
Income available to common shareholders:
Basic earnings	10,562	8,463
Diluted earnings	10,517	8,424
Basic earnings per thousand shares – Preferred	471.47	605.57
Diluted earnings per thousand shares – Preferred	469.50	602.28
Basic earnings per thousand shares – Common	432.93	346.92
Diluted earnings per thousand shares – Common	431.13	345.34

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this prospectus from internal surveys, market research, publicly available information and industry publications. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian Property Studies Company, or the EMBRAESP, the Association of Managers of Real Estate Companies, or the ADEMI-RJ, Brazilian Association of Real Estate Credit and Savings Entities, or the ABECIP, the Real Estate Companies’ Union, or the SECOVI, the Brazilian Institute of Geography and Statistics, or the IBGE and the Central Bank, among others.

USE OF PROCEEDS

Based on the closing price of R$35.30 per common share in the Brazilian offering, which is the closing price per common share reported on the São Paulo Stock Exchange on February 21, 2007, converted by an exchange rate of R$2.0802 to US$1.00 reported by the Central Bank on February 21, 2007, we would receive total estimated net proceeds of approximately US$310.4 million, or R$645.7 million, after deducting estimated underwriting discounts and commissions of the offerings that are payable by us. Each ADS represents two common shares. Each US$1.00 increase (decrease) in the public offering price per ADS would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by approximately US$18.3 million (assuming no exercise of the overallotment option by Merrill Lynch, Pierce, Fenner & Smith Incorporated, upon agreement with Itaú Securities Inc. and Citigroup Global Markets Inc.)

We intend to use the net proceeds from this offering and the Brazilian offering as follows: (1) approximately $124.2 million to acquire land; (2) approximately $62.1 million to pursue strategic partnerships and acquisitions; (3) approximately $62.1 million to launch new developments; (4) approximately $46.6 million to provide for working capital; and (5) to invest any remaining amounts in existing operations.

We will not receive any proceeds from the sale of our common shares and ADSs by the selling shareholders. See “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information on the impact of the net proceeds from this offering on our financial condition.

MARKET INFORMATION

Prior to this offering, there has been no public market for the ADSs. We cannot assure you that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market subsequent to the global offering at or above the initial public offering price. Each ADS will represent two common shares. The principal trading market for our common shares is the BOVESPA. Our common shares are listed on the BOVESPA under the symbol “GFSA3.” At December 31, 2006, we had 3,719 registered owners of our common shares.

Price History of Our Common Shares

The tables below set forth the high and low closing sales prices for our common shares on the BOVESPA for the periods indicated.

	São Paulo Stock Exchange
	Reais per Common Share
	High		Low
Quarter
First Quarter, 2006	R$	26.85	R$	22.37
Second Quarter, 2006		26.80		17.70
Third Quarter, 2006		29.05		20.57
Fourth Quarter, 2006		35.20		28.51

Month
February 2006(1)		25.70		23.00
March 2006		26.85		22.37
April 2006		24.76		21.00
May 2006		26.80		18.28
June 2006		24.29		17.70
July 2006		24.00		20.57
August 2006		28.00		21.90
September 2006		29.05		26.00
October 2006		33.55		27.70
November 2006		35.94		29.36
December 2006		32.50		29.50
January 2007		32.89		28.30
February 2007 (through February 21, 2007)		35.99		29.91

Source: BOVESPA.

(1)	Shares started trading on February 17, 2006.

The following table sets forth the average daily trading volumes for our common shares on the BOVESPA for the periods indicated.

Number of Common Shares
Quarter
First Quarter, 2006(1)	1,206,206.90
Second Quarter, 2006	449,162.30
Third Quarter, 2006	227,064.06
Fourth Quarter, 2006	246,602.69

Source: BOVESPA.

(1)	Volume affected by the primary distribution and exercise of the overallotment option.

On February 21, 2007, the last reported closing sale price of our common shares on the BOVESPA was R$35.30 per share.

We have a Rule 144A and Regulation S Global Depositary Shares (GDSs) program that was established on February 16, 2006 pursuant to deposit agreements with The Bank of New York. Those GDSs do not trade on any securities exchange. In connection with this offering, we intend to migrate the Regulation S GDSs into the ADS facility and suspend deposits of Rule 144A GDSs into the program.

Trading on the BOVESPA

The BOVESPA is a not-for-profit entity owned by its member brokerage firms. Trading on this exchange is limited to member brokerage firms and to a limited number of authorized non-members.

The CVM and the BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the BOVESPA, including the Novo Mercado and Levels 1 and 2 segments, may be effected off the exchanges in the unorganized over-the-counter market in certain circumstances.

The shares of all companies listed on the BOVESPA, including the Novo Mercado and Level 1 and Level 2 companies, are traded together.

Settlement of transactions occurs three business days after the trade date. Delivery of and payment for shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the second business day following the trade date. The clearing house for the BOVESPA is the CBLC.

In order to reduce volatility, the BOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of the BOVESPA fall below the limits of 10% and 15%, respectively, in relation to the index levels for the previous trading session.

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BOVESPA is significantly less liquid than the New York Stock Exchange, or other major exchanges in the world. As of December 31, 2006, the aggregate market capitalization of the 394 companies listed on the BOVESPA was equivalent to approximately R$1,545 billion (US$722.6 billion) and the 10 largest companies listed on the BOVESPA represented 51.3% of the total market capitalization of all listed companies. In contrast, as of December 31, 2006, the aggregate market capitalization of the 2,764 companies listed on the NYSE was approximately US$25.0 trillion and the 10 largest companies listed on the NYSE represented approximately 10.2% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures. See “— Investment in Our Common Shares by Non-Residents of Brazil.”

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and Brazilian corporation law, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally; the National Monetary Council; and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

These laws and regulations, among others, provide for licensing and oversight of brokerage firms, governance of the Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation and protection of minority shareholders. They also provide for restrictions on insider trading. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or securities markets in some other jurisdictions. Accordingly, any trades or transfers of our equity securities by our officers and directors, our controlling shareholders or any of the officers and directors of our controlling shareholders must comply with the regulations issued by the CVM. See “Description of Capital Stock—Disclosure Requirements.”

Under Brazilian corporation law, a corporation is either public (companhia aberta), as we are, or closely held (companhia fechada). All public companies are registered with the CVM and are subject to reporting requirements. Our common shares are listed on Novo Mercado segment of the BOVESPA.

We have the option to ask that trading in our securities on the BOVESPA be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the BOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

Investment in Our Common Shares by Non-Residents of Brazil

Investors residing outside Brazil are authorized to purchase equity instruments, including our common shares, or foreign portfolio investments on the BOVESPA, provided that they comply with the registration requirements set forth in Resolution No. 2,689 of the National Monetary Council (or Resolution No. 2,689), and CVM Instruction No. 325.

With certain limited exceptions, Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial capital market involving a security traded on a stock, future or organized over-the-counter market. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our common shares are made through the foreign exchange market.

In order to become a Resolution No. 2,689 investor, an investor residing outside Brazil must:

•	appoint a representative in Brazil with powers to take actions relating to the investment;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and CVM;

•	through its representative, register itself as a foreign investor with the CVM and the investment with the Central Bank; and

•	through its representative, register itself with the Brazilian Internal Revenue (Receita Federal) pursuant to its Regulatory Instruction No. 568.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

Foreign direct investors under Law No. 4,131/62 may sell their shares in both private or open market transactions, but these investors will generally be subject to less favorable tax treatment on gains.

A foreign direct investor under Law No. 4,131/62 must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporation law.

Resolution No. 1,927 of the National Monetary Council, which restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We filed an application to have the ADSs approved under Resolution 1,927 by the Central Bank and the CVM, and we received final approval on                     , 2007.

If a holder of ADSs decides to exchange ADSs for the underlying common shares, the holder will be entitled to (i) sell the common shares on the BOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our common shares, (ii) convert its investment into a foreign portfolio investment under Resolution No. 2,689/00, or (iii) convert its investment into a foreign direct investment under Law No. 4,131/62.

If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under Resolution No. 2,689/00 or a foreign direct investment under Law No. 4,131/62, it should begin the process of obtaining his own foreign investor registration with the Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for common shares.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 2,689/00. If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law 4,131/62, the conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction.

If a foreign direct investor under Law No. 4,131/62 wishes to deposit its shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. Please refer to “Taxation—Brazilian Tax Considerations” and “Taxation—Other Brazilian Taxes” for a description of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

CAPITALIZATION

The following table sets forth our consolidated capitalization at December 31, 2006, derived from our unaudited consolidated financial statements prepared in accordance with Brazilian GAAP:

•	on an actual basis; and

•

as adjusted to give effect to the capital increase of R$662.3 million on December 31, 2006, the sale of our common shares, including common shares in the form of ADSs, in the global offering, and the receipt of approximately R$645.7 million in estimated net proceeds, assuming an offering price of R$35.30 per common share, the closing price per common share as reported on the BOVESPA on February 21, 2007 (and assuming that ADSs are offered in the global offering at two times that price, reflecting the ratio of two common shares per ADS), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us in connection with the global offering, and the use of proceeds therefrom.

You should read this table in conjunction with our financial statements and the related notes and with the sections entitled “Selected Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	At December 31, 2006
	Actual		As Adjusted		Actual(3)		As Adjusted(3)
	(In thousands)
(Brazilian GAAP)
Total current debt	R$	28,343	R$	28,343	US$	13,625	US$	13,625

Long-term debt:
Loans and financing		27,100		27,100		13,028		13,028
Debentures		240,000		240,000		115,374		115,374

Total long-term debt		267,100		267,100		128,401		128,401
Shareholders’ equity:
Common stock, without par value, 111,511,596 shares issued and 103,369,950 shares outstanding at December 31, 2006, actual and 131,769,430 shares issued and 128,644,458 shares outstanding, as adjusted		591,743		1,254,041		284,465		602,848
Treasury stock, 8,141,646 shares, actual and 3,124,972 shares, as adjusted		(47,025)		(47,025)		(22,606)		(22,606)
Capital reserves		167,276		167,276		80,413		80,413
Revenue reserves		102,094		102,094		49,078		49,078

Total shareholders’ equity (1)		814,086		1,476,386		391,350		709,733

Total capitalization(1)(2)	R$	1,081,186	R$	1,743,486	US$	519,751	US$	838,134

(1)	Each R$1.00 increase (decrease) in the offering price per common share would increase (decrease) our total capitalization and shareholders’ equity by R$18.76 million.
(2)	Total capitalization corresponds to total long-term debt (loans, financing and debentures) plus total shareholders’ equity.
(3)	Translated using the selling rate as reported by the Central Bank on February 21, 2007 for reais into U.S. dollars of R$2.0802 to US$1.00.

DILUTION

As of the date of this prospectus, we have a net tangible book value of R$7.41 per common share or US$7.12 per ADS (using the selling rate as reported by the Central Bank at February 21, 2007 for reais into U.S. dollars of R$2.0802 to US$1.00 and the ratio of two common shares to one ADS). Net tangible book value represents the amount of our total assets less our total liabilities, divided by 109,882,466, the total number of our common shares outstanding as of the date of this prospectus (excluding 3,124,972 common shares in treasury).

After giving effect to the sale by us of 18,761,992 common shares offered by us in the global offering, and assuming (1) an offering price of R$35.30 per common share, the closing price per common share as reported on the BOVESPA on February 21, 2007 (and assuming that ADSs are offered in the global offering at two times that price, reflecting the ratio of two common shares per ADS) and (2) Merrill Lynch, Pierce, Fenner & Smith Incorporated, upon agreement with Itaú Securities Inc. and Citigroup Global Markets Inc., has not exercised the overallotment option, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated as of the date of this prospectus would have been approximately R$1,476.4 million, representing R$11.48 per common share, or US$11.04 per ADS. This represents an immediate increase in net tangible book value of R$4.07 per common share or US$3.91 per ADS to existing shareholders and an immediate dilution in net tangible book value of R$23.82 per common share, or US$22.90 per ADS to new investors purchasing common shares in this offering. Dilution for this purpose represents the difference between the price per common share or ADS paid by these purchasers and net tangible book value per ADS immediately after the completion of the offerings.

The following table illustrates this dilution to new investors purchasing common shares, including common shares in the form of ADSs, in the global offering:

	Common Shares		ADSs(2)
Assumed initial public offering price per ADS	R$	35.30	US$	33.94
Net tangible book value per ADS as of the date of this prospectus		7.41		7.12
Increase in net tangible book value per common share or ADS attributable to new investors		4.07		3.91

Pro forma net tangible book value per common share or ADS after the global offering		11.48		11.04
Dilution per common share or ADS to new investors	R$	23.82	US$	22.90

Percentage of dilution in net tangible book value per common share or ADS for new investors(1)		67.5%		67.5%

(1)	Percentage of dilution for new investors is calculated by dividing the dilution in net tangible book value for new investors by the price of the offering.
(2)	Translated using the selling exchange rate as reported by the Central Bank at February 21, 2007 for reais into US dollars of R$2.0802 to US$1.00

Each R$1.00 increase (decrease) in the offering price per common share would increase (decrease) the net tangible book value after this offering by R$0.15 per common share or US$0.14 per ADS assuming no exercise of the overallotment options granted to Merrill Lynch, Pierce, Fenner & Smith Incorporated, upon agreement with Itaú Securities Inc. and Citigroup Global Markets Inc., and the dilution to investors in the offering by R$0.85 per common share or US$0.82 per ADS, assuming that the number of common share offered in the Brazilian offering and the number of ADSs offered in the international offering, as set forth on the cover page of this prospectus, remain the same.

You may experience dilution of your investment in us because we may pay the remaining 40% of Alphaville’s acquisition price with our common shares. See “Risk Factors – Risks Relating to Our ADSs – The economic value of your investment may be diluted.”

The exchange rate used to translate real amounts into U.S. dollars and U.S. dollar amounts into reais in this section was the commercial selling rate reported by the Central Bank on February 21, 2007 of R$2.0802 to US$1.00.

EXCHANGE RATES

Until March 4, 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or the Commercial Market, and the floating rate exchange market, or the Floating Market. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as registered investments by foreign persons and related remittances of funds abroad (including the payment of principal and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and registered with the Central Bank). The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.

On March 4, 2005, the Central Bank issued Resolution No. 3,265, providing for several changes in Brazilian foreign exchange regulation, including: (1) the unification of the foreign exchange markets into a single exchange market; (2) the easing of several rules for acquisition of foreign currency by Brazilian residents; and (3) the extension of the term for converting foreign currency derived from Brazilian exports. It is expected that the Central Bank will issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through the so-called non-resident accounts (also known as CC5 accounts).

From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar under an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate. Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange rate band. Because the pressure did not ease, on January 15, 1999, the Central Bank abolished the band system and allowed the real to float freely.

Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2004, 2005 and 2006, however, the real appreciated in relation to the U.S. dollar 8.8%, 13.4% and 9.5%, respectively. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods and dates indicated.

	Period-end		Average for Period(1)		Low		High
	(per U.S. dollar)
Year Ended:
December 31, 2001	R$	1.320	R$	2.369	R$	1.936	R$	2.801
December 31, 2002		3.533		3.113		2.271		3.955
December 31, 2003		2.889		3.242		2.822		3.662
December 31, 2004		2.654		2.930		2.654		3.205
December 31, 2005		2.341		2.434		2.163		2.762
December 31, 2006		2.138		2.177		2.059		2.371
Month Ended
January 2007		2.125		2.138		2.125		2.156
February 2007 (through February 21, 2007)		2.080		2.097		2.080		2.114

(1)	Average of the lowest and highest rates in the periods.

Source: Central Bank of Brazil

Exchange rate fluctuation will affect the U.S. dollar equivalent of the market price of our common shares on the BOVESPA, as well as the U.S. dollar value of any distributions we make with respect to our common shares, which will be made in reais. See “Risk Factors—Risks Relating to Brazil.”

SELECTED FINANCIAL AND OPERATING DATA

The following selected financial data have been derived from our financial statements. The selected financial data as of December 31, 2006, 2005 and 2004 and for the three years ended December 31, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected financial data as of December 31, 2003 and 2002 and for the two years ended December 31, 2003 have been derived from our audited financial statements that are not included in this prospectus.

Our financial statements are prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see notes to our audited consolidated financial statements. In 2006, we changed the Brazilian GAAP accounting practice adopted with respect to the deferral of selling expenses and presentation of construction costs and have amended our Brazilian GAAP financial statements for years ended December 31, 2005, 2004, 2003 and 2002; see Notes 3 (t)(u) to our financial statements included elsewhere in this prospectus for this amendment and other reclassifications to our Brazilian GAAP financial statements. All periods presented have been modified to reflect such new accounting practices.

The statements of income, shareholders’ equity and earnings per share as at and for the year ended December 31, 2005 under U.S. GAAP were restated as follows: (i) a charge to financial expenses and adjustment to deferral of selling expenses which increased net income for 2005 from R$33.3 million to R$34.4 million, and; (ii) following the exchange of Class A for Class G preferred shares, the excess of the fair value of the consideration transferred to the holders of the Class G preferred shares over the carrying amount of the Class A preferred shares, totaling R$9.6 million was allocated to the preferred shares before apportioning the remaining undistributed earnings to the common and preferred shareholders in the calculation of earnings per share; and (iii) following the change in accounting principle for deferred selling expenses for Brazilian GAAP, we discovered that certain selling expenses deferred under Brazilian GAAP were improperly adjusted for U.S. GAAP purposes. We recorded a credit of R$4.6 million, net of tax, to general, selling and administrative expenses to correct the amount of project specific advertising, marketing and selling costs that had been previously recorded for U.S. GAAP purposes (see Note 19(a)(xii) to our financial statements included elsewhere in this prospectus).

The financial and operating information presented in this section do not reflect Alphaville’s operations, which we acquired on January 8, 2007. See “Business — History and Ownership Structure.”

This financial information should be read in conjunction with our audited financial statements and the related notes and with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Presentation of Financial and Other Information” included elsewhere in this prospectus.

	As of and For the Year Ended December 31,
	2006(1)		2006		2005		2004(2)		2003		2002
	(in thousands except per share and per ADS data)(4)
Statement of income data:
Brazilian GAAP:
Gross operating revenue	US$	323,210	R$	691,023	R$	480,774	R$	439,254	R$	428,721	R$	321,780
Net operating revenue		310,500		663,847		457,024		416,876		410,621		306,853
Operating costs		(217,865)		(465,795)		(318,211)		(292,391)		(268,672)		(192,375)

Gross profit		92,635		198,052		138,813		124,485		141,949		114,478
Operating expenses, net(3)		(49,916)		(106,721)		(82,545)		(59,688)		(70,952)		(53,478)
Stock issuance expenses		(12,773)		(27,308)		—		—		—		—
Financial income (expenses), net		(5,586)		(11,943)		(27,972)		(34,325)		(17,095)		(13,500)
Non-operating income (expenses), net		—		—		(1,024)		(1,450)		—		29

Income before taxes on income		24,360		52,080		27,272		29,022		53,902		47,528
Taxes on income		(2,818)		(6,024)		3,405		(5,575)		(10,471)		(5,488)

Net income		21,542		46,056		30,677		23,447		43,431		42,041

Share and ADS data(4):
Earnings per share—R$ per thousand shares		208.39		445.54		1,245.69		1,218.82		2,257.62		1,998.36
Number of preferred shares outstanding as at end of period		—		—		16,222,209		11,037,742		11,037,742		11,037,742
Number of common shares outstanding as at end of period		103,369,950		103,369,950		8,404,185		8,199,743		8,199,743		10,000,006
Earnings per ADS —R$ per thousand ADS (pro forma) (5)		416.78		891.08		2,491.38		2,437.64		4,515.24		3,996.72
U.S. GAAP(6)						Restated
Net operating revenue		315,594		674,740		439,011		442,913		—		—
Operating costs		(235,347)		(503,172)		(329,775)		(339,653)		—		—

Gross profit		80,247		171,568		109,236		103,260		—		—
Operating expenses, net(3)		(65,102)		(139,188)		(77,305)		(52,770)		—		—
Financial income (expenses), net		1,881		4,022		(17,684)		(31,645)		—		—
Income before income taxes, equity in results and minority interest		17,026		36,402		14,247		18,845		—		—
Taxes on income		(5,232)		(11,187)		(1,886)		(3,530)		—		—
Equity in results		418		894		22,593		11,674		—		—
Minority interest		(526)		(1,125)		(571)		252		—		—
Cumulative effect of a change in an accounting principle		(73)		(157)		—		—		—		—

Net income(7)		11,612		24,827		34,383		27,241		—		—

Per share and ADS data(4):
Per preferred share data—R$ per thousand shares:						Restated
Earnings per share—Basic		70.99		151.77		605.57		491.04		—		—
Earnings per share—Diluted		70.04		149.75		602.28		491.04		—		—
Per common share data—R$ per thousand shares:
Earnings per share—Basic		116.31		248.68		346.92		446.40		—		—
Earnings per share—Diluted		114.97		245.81		345.34		446.40		—		—
Per ADS data—R$ per thousand ADS (5):
Earnings per ADS —Basic (pro forma) (5)		232.63		497.36		693.84		892.80		—		—
Earnings per ADS —Diluted (pro forma) (5)		229.94		491.62		690.68		892.80		—		—

Balance sheet data:
Brazilian GAAP
Cash, bank and financial investments	US$	124,489	R$	266,159	R$	133,891	R$	45,888	R$	34,382	R$	33,205
Properties for sale		206,262		440,989		304,329		237,113		177,169		86,609
Working capital(8)		476,534		1,018,829		497,948		205,972		192,087		165,643
Total assets		698,885		1,494,217		944,619		748,508		856,308		700,330
Total debt(9)		138,187		295,443		316,933		151,537		194,400		104,726
Total shareholders’ equity		380,770		814,087		270,187		146,469		122,503		105,806
U.S. GAAP
Cash, bank and financial investments		122,039		260,919		136,153		42,803		—		—
Properties for sale		226,104		483,411		376,613		245,055		—		—
Working capital (8)		398,393		851,764		507,155		195,392		—		—
Total assets		764,212		1,633,886		901,387		601,220		—		—
Total debt(9)		135,368		289,416		294,149		141,476		—		—
Total shareholders’ equity		371,960		795,251		290,604		160,812		—		—

Other financial data:
EBITDA(10)		31,958		68,325		58,852		69,489		76,328		63,711
Net debt(11)		13,697		29,284		183,042		105,649		160,018		71,521
Cash flow provided by (used in):
Brazilian GAAP
Operating activities		(143,238)		(306,243)		(112,947)		23,616		—		—
Investing activities		(4,012)		(8,577)		(5,576)		(1,509)		—		—
Financing activities		209,115		447,087		206,526		10,601		—		—
Operating data:
Number of new developments		—		30		21		11		20		25
Total sales value of developments launched (Gafisa’s proportional share) (12)		470,098		1,005,069		651,815		206,942		377,356		387,542
Number of units launched(13)		—		3,755		2,446		1,132		1,790		2,298
Launched usable area (m2)(14)		—		586,653		514,068		233,393		179,437		256,575
Total sales value(15) (Gafisa’s proportional share)		465,423		995,074		450,153		253,826		325,248		333,478
Sold usable area (m2)(14)		—		427,309		408,676		181,777		185,273		256,190
Units sold		—		3,391		1,994		1,192		1,595		2,179
Average sales price (R$/m2)(14)(16)		1,420		3,037		2,878		2,934		2,822		1,972

(footnotes on following page)

(1)	Translated using the exchange rate as reported by the Central Bank as of December 31, 2006 for reais into U.S. dollars of R$2.1380 to US$1.00.
(2)	The financial information in relation to receivables from clients, properties for sale, real estate development obligations, other current liabilities, working capital, total assets and unearned income from property sales from 2004 and thereafter is not comparable to prior periods as a result of the adoption of CFC Resolution No. 963 for real estate developments launched after January 1, 2004.
(3)	Excludes stock issuance expenses.
(4)	On January 26, 2006 all preferred shares were converted into common shares. On January 27, 2006, a stock split of our common shares was approved, giving effect to the split of one existing share into three newly issued shares, increasing the number of shares from 27,774,775 to 83,324,316. All information relating to the numbers of shares and ADS have been adjusted retrospectively to reflect the share split on January 27, 2006. All U.S. GAAP earnings per share and ADS amounts have been adjusted retrospectively to reflect the share split on January 27, 2006. Brazilian GAAP earnings per share and ADS amounts have not been adjusted retrospectively to reflect the share split on January 27, 2006
(5)	Earnings per ADS is calculated based on each ADS representing two common shares. The ADSs will be issued upon deposit of the common shares with the custodian. See “Description of American Depositary Shares.”
(6)	As discussed in Note 19(a)(xii) to our consolidated financial statements included elsewhere in the prospectus, we restated our U.S. GAAP statement of income and earnings per share for the year ended December 31, 2005.
(7)	The following table sets forth reconciliation from US GAAP net income to US GAAP net income available to common shareholders:

	2006	2005	2004
	restated
Reconciliation from US GAAP net income to US GAAP net income available to common shareholders (Basic):
US GAAP net income (Basic)	24,827	34,383	27,241
Preferred Class G exchange*	—	(9,586)	—
Undistributed earnings for Preferred Shareholders (Basic earnings)	(258)	(16,334)	(16,260)

US GAAP net income available to common shareholders (Basic earnings)	24,569	8,463	10,981

Reconciliation from US GAAP net income to US GAAP net income available to common shareholders (Diluted):
US GAAP net income	24,827	34,383	27,241
Preferred Class G exchange*	—	(9,586)	—
Undistributed earnings for Preferred Shareholders (Diluted earnings)	(259)	(16,373)	(16,260)

US GAAP net income available to common shareholders (Diluted earnings)	24,568	8,424	10,981

* Pursuant to EITF Topic D-42 “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock”, following the exchange of Class A for Class G Preferred shares, the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the balance sheet was subtracted from net income to arrive at net earnings available to common shareholders in the calculation of earnings per share. For purposes of displaying earnings per share, the amount is treated in a manner similar to the treatment of dividends paid to the holders of the preferred shares. The conceptual return or dividends on preferred shares are deducted from net earnings to arrive at net earnings available to common shareholders.

(8)	Working capital equals current assets less current liabilities.
(9)	Total debt comprises loans, financings and short term and long term debentures. Amounts exclude loans from real estate development partners.

(footnotes continued on following page)

(10)	We define and calculate EBITDA as Brazilian GAAP net income before financial expense, net, income tax expense, depreciation and non-operating expenses. We use EBITDA as a supplemental measure of financial performance as well as of our ability to generate cash from operations. EBITDA is not a Brazilian GAAP or U.S. GAAP measurement, does not represent cash flows for the periods presented and should not be considered an alternative to net income as an indicator of liquidity. EBITDA does not have a standardized meaning and our definition of EBITDA may not be comparable to EBITDA as used by other companies. We understand that although EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under Brazilian and U.S. GAAP. Some of these limitations are:
•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; and
•	Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

The following table is a reconciliation of our Brazilian GAAP net income to EBITDA:

	As of and For the Year Ended December 31,
	2006(1)	2006	2005	2004	2003	2002
	(in thousands of US$)	(in thousands of R$)
Brazilian GAAP
Net income	21,542	46,056	30,677	23,447	43,431	42,041
Financial expenses, net	5,586	11,943	27,972	34,325	17,095	13,500
Income tax expense	2,818	6,024	(3,405)	5,575	10,471	5,488
Non operating expense	—	—	1,024	1,450	—	—
Depreciation	2,012	4,302	2,584	4,702	5,331	2,099

EBITDA	31,958	68,325	58,852	69,499	76,328	63,128

Stock issuance expenses in the year ended December 31, 2005 and 2006 were R$410 thousand and R$27,308 thousand, respectively.

The table below sets forth a reconciliation of our Brazilian GAAP net cash from operating activities to EBITDA(a):

	2006(1)	2006	2005	2004
	(in thousands of US$)	(in thousands of R$)
Brazilian GAAP
Net cash provided by (used in) operating activities	(142,702)	(306,243)	(112,947)	23,616
Amortization of negative goodwill	7,196	15,387	2,721	—
Provision for contingencies	148	317	(1,994)	449
Decrease (increase) in assets
Receivables from clients	76,138	162,785	(23,305)	(91,919)
Properties for sale	63,920	136,660	33,511	21,818
Deferred selling and prepaid expenses	4,943	10,569	(2,230)	4,736
Other	26,576	56,926	(6,579)	16,838
Increase (decrease) in liabilities
Real estate development obligations	27,110	57,963	133,481	66,310
Obligations for purchase of land	(33,996)	(72,684)	(4,463)	7,285
Taxes and contributions	4,844	10,355	(5,713)	(8,807)
Unearned income from property sales	(13,992)	25,168	65,553	76,492
Other	11,773	(28,878)	(19,183)	(47,319)

EBITDA	31,958	68,325	58,852	69,499
(a)	Statements of cash flows were not prepared for the years ended December 2003 and 2002.

(footnotes continued on following page)

(11)	Net debt consists of loans and financing and debentures, net of cash, bank and financial investments. Net debt is not a Brazilian GAAP measurement.
(12)	Total sales value of developments launched is the aggregate nominal value of the units that we launched sales campaigns for in a given project.
(13)	The units delivered in exchange for land pursuant to swap agreements are not included.
(14)	One square meter is equal to approximately 10.76 square feet.
(15)	Total sales value represents the monetary amount of all sales contracts executed by us as a result of the sale of our residential units, regardless of the stage of the development (i.e., whether the development is under construction or completed). Total sales value is calculated by multiplying the number of units sold in a development by the unit sales price. Gross operating revenues, on the other hand, are calculated by applying the percentage of costs incurred to the total sales value of the units sold. Because of the long cycle of our business activities, there is usually a lag between the execution of our sales contracts and the recognition of the sales value as gross operating revenues on our financial statements. For that reason, total sales value is used as an indicator of current operating performance. We also review other indicators of current operating performance such as total sales value of developments launched, number of units launched, units sold and sold usable area.

Total sales value is different from total sales value of development launched in that the former accounts for the amount of sales contracts executed in the indicated period while the latter accounts for the amount of the units that were launched in sales campaigns in the indicated period. The former is an indicator of current operating performance and the latter is an indicator of sales activities.

(16)	The average sales price in reais per square meter excludes land subdivisions. The average sales value in reais per square meter, including land subdivisions, was R$2,752, R$1,291, R$2,061, R$2,580 and R$1,852 in 2006, 2005, 2004, 2003 and 2002, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements as of and for the years ended December 31, 2006, 2005 and 2004 and the related notes thereto and with the financial information presented under the section entitled “Selected Financial and Operating Data” included elsewhere in this prospectus. The following discussion contains estimates and forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in these estimates and forward-looking statements as a result of various factors, including, without limitation, those set forth in the “Forward-Looking Statements” and “Risk Factors” sections of this prospectus. Our financial statements as of and for the years ended December 31, 2006, 2005 and 2004 included in this prospectus, together with the report of our independent registered public accounting firm, have been prepared in accordance with Brazilian GAAP. As discussed in Note 19(a)(xii) to our consolidated financial statements included elsewhere in this prospectus, we restated our U.S. GAAP statement of income and earnings per share for the year ended December 31, 2005.

Overview

We are one of Brazil’s leading homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 924 developments and constructed over 37 million square meters of housing, with 900 developments and over 10 million square meters under our Gafisa brand and 24 developments and 27 million square meters under our Alphaville brand, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” and “Alphaville” are two of the best-known brands in the Brazilian real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Our core business is the development of high-quality residential buildings in attractive locations. For the year ended December 31, 2006, approximately 65% of the value of our sales was derived from our middle and upper-income residential developments. We are also engaged in the development of land subdivisions, and affordable entry-level housing. In addition, we provide construction services to third parties.

We are one of Brazil’s most geographically-diversified homebuilders currently operating in 35 markets, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém, across 16 states, representing approximately 86% of the national population and 89% of the gross domestic product. Many of these developments are located in markets where few large competitors currently operate. See “Business—Our Markets.”

We believe we are one of the few Brazilian homebuilders with developments outside of Brazil. We have developed three residential communities in Portugal under our Alphaville brand: “Quinta da Beloura” and “Quinta da Belioura II” in the city of Sintra and “Quinta dos Alcountins” in Lisbon.

We generate our revenues mainly from the development and sale of real estate developments. We recognize revenues from the sale of real estate developments over the course of their construction periods, based on a physical or financial measure of completion and not at the time that the sales agreements are executed. To a lesser extent, we also generate revenues from real estate services such as construction, technical and real estate management we render to third parties. We structure some of our projects through either our subsidiaries or special purpose entities, both organized as special purpose vehicles.

Brazilian Economic Environment

Our business and results of operations are significantly affected by changes in the Brazilian economic environment, including changes in employment levels, population growth, consumer confidence and stability of income levels, availability of financing for land homesite acquisitions.

The year 2003 was marked by the transition of the government led by Fernando Henrique Cardoso to Luiz Inácio Lula da Silva’s government. Due to adverse factors associated with the uncertainties surrounding the Brazilian political and economic future before and immediately after the presidential elections in October 2002, Brazilian GDP increased by only 0.5% in 2003. Also, in 2003, the U.S. dollar lost value versus other currencies, and the conservative monetary and fiscal policies of the current government in Brazil led to the appreciation of the real against the U.S. dollar by 22.3% against the U.S. dollar, reaching a value of R$2.89 per US$1.00 on December 31, 2003. During the same year, the inflation rate, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, was 9.3%.

In light of increased exports in 2004, Brazil’s economic growth rate recovered, particularly in the sectors most sensitive to credit expansion. Evidence of an internal market recovery had positive impacts on the labor market, the income levels for the general population and the recovery of the overall Brazilian economy. GDP grew by 4.9% in 2004 and the real appreciated against the U.S. dollar by 8.8% between December 31, 2003 and December 31, 2004. During the same period, the formal labor market grew with the creation of approximately 1.9 million jobs, resulting in an increase in the demand for goods and services in the market. The inflation rate, as measured by the IPCA, was 7.6%. In 2004, exports and external investments resulted in a significant surplus in the current account of over US$10.0 billion or approximately 2.0% of the GDP, which made possible a reduction in the country’s external indebtedness from three to two, as measured in terms of a multiple of exports; and significantly reduced the perceived risk level in the Brazilian economy.

In September 2004, the Central Bank implemented a policy of increasing interest rates because inflation targets for 2005 were not being reached. The increase of interest rates had immediate consequences on the country’s economic activity, which did not grow in 2005 at the same pace as it did in 2004. GDP grew by approximately 2.3% in 2005. In September 2005, after one year of tightened monetary policy, the Central Bank started a process of gradual loosening of the Sistema Especial de Liquidação e Custódia, or SELIC, which is the Brazilian Central Bank’s system for performing open market operations, as the estimated inflation rates for 2005 and the following 12 months started to converge to the established target. The SELIC closed the 2005 year at the rate of 18%. The principal reason for the lower growth of the GDP in 2005 was the maintenance of SELIC at high levels. The inflation rate, as measured by the IPCA, was 5.7%, above the target established by the Central Bank of 5.1%. The real appreciated by 13.4% against the U.S. dollar.

In 2006, the Central Bank continued to reduce the SELIC rate, which attained 13.25% as of December 31, 2006. During this period, average inflation according to the IPCA was 3.14%. The real appreciated 9.5% in relation to the dollar, reaching R$2.1380 per US$1.00 as of December 31, 2006.

The table below shows the actual growth of the Brazilian GDP, inflation, interest rates and dollar exchange rates for the periods indicated:

	Year Ended December 31,
	2006		2005		2004
Real growth in GDP		N/A (7)		2.3%		4.9%
Inflation rate (IPCA)(1)		3.1%		5.7%		7.6%
Inflation rate (IGP–M)(2)		3.8%		1.2%		12.4%
National Construction Index (INCC)(3)		5.0%		6.8%		11.0%
TJLP rate (4)		6.8%		9.6%		9.75%
CDI rate (5)		15.0%		18.2%		17.5%
Appreciation of the real vs. US$		9.5%		13.4%		8.8%
Exchange rate (closing) — US$1.00	R$	2.14	R$	2.34	R$	2.65
Exchange rate (average)(6) — US$1.00	R$	2.18	R$	2.43	R$	2.93

(1)	IPCA: consumer price index measured by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

(2)	General Market Price Index (Índice Geral de Preços—Mercado) measured by Getulio Vargas Foundation (Fundação Getulio Vargas).
(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by Getulio Vargas Foundation (Fundação Getulio Vargas).
(4)	Represents the interest rate used by the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES for long-term financing (end of period).
(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).
(6)	Average exchange rate for the last day of each month in the period indicated.
(7)	Not yet available.

Critical Accounting Policies

Our financial statements included elsewhere in this prospectus were prepared in accordance with Brazilian GAAP. The preparation of financial statements in accordance with Brazilian GAAP requires management to make judgments and estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, among other things, the selection of the useful lives of movable assets and equipment, provisions necessary for contingent liabilities, taxes, budgeted costs and other similar charges. Although we believe that our judgments and estimates are based on reasonable assumptions that are subject to several risks and uncertainties and are made in light of information available to us, our actual results may differ from these judgments and estimates.

In this sense, we set forth below summarized information related to our critical accounting policies. (See the notes to our financial statements for further information on these and other accounting policies we adopt.)

Recognition of Revenues and Development Costs

Revenues from units sold, as well as costs and expenses related to real estate development, are recognized over the course of the construction period of a project, based on a physical or financial measure of completion and depending on the date of the start of the project as described below, and not at the time of execution of the agreements for the sale of units or the receipt of the amounts corresponding to the sale of units. On financed sales of completed units, the result is recognized when the sale is made, regardless of the receipt of the contractual amount. The majority of our sales are made on credit, with the payments made in installments. Generally, we receive a portion of the amount of the sales price earlier than the time we recognize revenue. A substantial portion of the revenue from development related to any single period reflects the recognition of sales contracted in a prior period.

On May 16, 2003, the CFC approved Resolution No. 963, establishing procedures to account for real estate transactions, presentation of financial statements of real estate companies and the minimum note disclosure of companies engaged in the purchase, sale, development, management and rental of real estate and the division of real estate properties into lots. With respect to the activities of development and division of land into lots, the principal rules applied to our business are:

•	the percentage of incurred costs, including costs related to land, projects and construction, are measured in relation to total budgeted costs;

•

revenue is calculated based on the relationship of total sales amount of the units sold, and recognized in any given period, by applying the percentage of incurred costs to the total sales amount of the units sold, determined in accordance with the terms established in the sales contracts;

•	any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded on the balance sheet as “Advances from clients—real estate”; and

•	any amount of revenues recognized that exceeds the amount received from clients is recorded on the balance sheet as a current or long-term asset.

For developments launched prior to January 1, 2004, the criteria established by the CVM Circular Letter No. 05/95, as amended, have been maintained as follows:

•

the recognition of revenue on sales from the percentage of completion is based on physical completion, and not on the percentage of completion based on the relation between costs incurred to total budgeted costs. The impact of the change was not significant;

•	changes in budgeted costs are recorded as they become known under “Operating costs” or “Unearned income from property sales,” depending on the stage of the construction; and

•

“Receivables from clients” and costs contracted and budgeted (“Real estate development obligations”) are recorded against “Unearned income from property sales” for the units sold but for which no revenue had yet been recognized.

Consolidation

We structure some of our projects through either our subsidiaries or special purpose entities, both incorporated as special purposes vehicles. For the jointly-controlled entities where we work with third parties, our financial statements are consolidated in proportion to our participation in the total capital of the jointly-controlled entities.

Sales of Receivables for Securitization

When we sell our accounts receivables, the amount of the mortgage-backed securities, or CRI, issued by the real estate securitization company, is recorded as a reduction of accounts receivable on our balance sheet. The financial discount, which represents the difference between the amounts received and the book value of the CRI on the date of the assignment, and the fee paid to the issuer of the CRI, are reflected in the Receivables from clients account and are reflected on our income statement as “Financial expense.” Receivables from clients are only removed from the balance sheet when a true sale has been concluded and no beneficial interests are retained in the receivables sold.

Properties For Sale

Properties for sale, including both completed and uncompleted units, are recorded as current assets at their cost of purchase and construction plus capitalized interest from project-specific financing, provided that it does not exceed their expected realizable value.

Taxes on Income

Deferred income and social contribution taxes are calculated to take into account all tax timing differences as follows: (1) amounts not yet taxed due to the fact that net income from real estate activities is taxed when the sales price is collected in cash as opposed to when revenue is recognized on an accrual basis; (2) income or expenses which are not yet taxable or deductible, such as provisions for contingencies; and (3) net operating losses, when realization or recovery in future periods is considered probable. In the event our jointly- controlled subsidiaries elect to change from the “taxable profit” regime to the “presumed profit” regime, accumulated tax loss carryforwards will be forfeited.

Recent Developments

In October 2006, we entered into an agreement to acquire 100% of Alphaville, the largest residential community development company in Brazil focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. On January 8, 2007, we successfully completed the acquisition of 60% of Alphaville’s shares for R$198.4 million, of which R$20 million was paid in cash and the remaining R$178.4 million was paid in exchange for 6.4 million common shares of Gafisa. The acquisition agreement provides that we will purchase the remaining 40% over the next five years (20% within three years from the acquisition date and the remaining 20% within five years from the acquisition date) in cash or shares, at our sole discretion. Alphaville is operating as one of our subsidiaries based in the city of Barueri, within the metropolitan region of São Paulo. See “— History and Ownership Structure.”

On February 14, 2007, we entered into an agreement with Odebrecht Empreendimentos Imobiliários Ltda to form a partnership for the development, construction and management of low income residential projects each with more than 1,000 units. In connection with the partnership, we will form a holding company in respect of which we and Odebrecht Empreendimentos will each own 50% of the equity stake. Upon the formation of such holding company, we intend to enter into a shareholders agreement with Odebrecht Empreendimentos which will govern, among other matters, our respective voting rights and management of the partnership.

New Developments and Contracted Sales

New Developments

The table below presents detailed information on our new developments for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and For the Year Ended December 31,
	2006	2005	2004
New developments
Number of projects launched	30	21	11
Total value of new developments launched (Gafisa’s proportional share) (R$ thousands)	1,005,069	651,815	206,942
Number of units launched(1)	3,755	2,446	1,132
Launched usable area (m2)(2)	586,653	514,068	233,393
Average price of new developments (R$/m2)(2)	2,963	2,768	2,725
Average sales price (R$/m2)(2)(3)	3,037	2,878	2,934
Percentage of Gafisa investment	81%	96%	66%

(1)	The units delivered in exchange for land pursuant to swap agreements are not included.
(2)	One square meter is equal to approximately 10.76 square feet.
(3)	The average sales price in reais per square meter excludes land subdivisions. The average sales value in reais per square meter including land subdivisions was R$2,719, R$1,291 and R$2,061 in 2006, 2005 and 2004, respectively.

In 2006 we launched 28 residential developments and 2 commercial developments, with total sales value (Valor Geral de Vendas, i.e., sales value of projects launched) of R$1,005.1 million. This sales value was 54.2% higher than that achieved in 2005, during which we launched residential developments amounting to R$651.8 million. This increase is a reflection of our sales strategy, which aims to support sales growth through the increase in the number of developments we launch. We also believe that our sales growth is a result of the rise in consumer confidence, decrease in interest rates and strong inflow of commercial bank mortgages to the industry.

Eleven of the 30 developments launched by us during 2006 were located in the state of São Paulo, while another seven developments were located in the state of Rio de Janeiro. The remaining twelve residential developments launched were located in the cities of Gramado and Porto Alegre, both in the state of Rio Grande do Sul, Fortaleza, in the state of Ceará, Salvador, in the state of Bahia, Curitiba, in the state of Paraná, Manaus, in the state of Amazonas, Belém, in the state of Pará, and Maceió, in the state of Alagoas. The launches outside of São Paulo and Rio de Janeiro reflect our strategy towards geographical diversification.

The average sale price per square meter for the developments launched during 2006 was R$2,963, compared to R$2,768 in 2005. This represented a 7% increase in the average price of the units sold, and is a result of the different characteristics of the developments launched by us during these periods.

In 2005, we launched 21 residential projects, with total contracted sales of approximately R$651.8 million, 215.0% higher than in 2004 when we launched 11 residential projects with total contracted sales of approximately R$206.9 million. This increase partially reflects the recovery of the level of new developments which we consider adequate to sustain the growth of our sales. Of the 21 residential projects launched in 2005, ten are located in São Paulo, five in Rio de Janeiro and six in other cities, such as the cities of Cuiabá, Macaé, Fortaleza and Belém. In the previous year, of the eleven projects we launched, four were located in the state of São Paulo, three in the state of Rio de Janeiro and four in other cities.

The average sales price per square meter in 2005 was R$2,878, compared to R$2,934 in 2004, representing a decrease of 1.9%. The average price in 2004 was positively affected by two developments: (1) La Traviata which was launched in 2002, and (2) Doppia Emozione which was launched in 2003. These developments were sold at an average sales price of over R$7,000 per square meter and accordingly increased the average sales price in 2004. In 2004, we focused our activities in new developments targeted at luxury developments, with a higher sales price per square meter.

In 2004, in line with our strategy of reducing inventories and use of cash, we reduced our investments in new developments. As a result, we launched only 11 new developments, with a sales volume of R$206.9 million, compared to 20 new developments, with a sales volume of R$377.4 million, in 2003. The average sales price per square meter of our products was R$2,822 in 2003.

Contracted Sales

The following table shows the evolution of our contracted sales by the type of development, divided between the units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentage in relation to total sales for the periods presented:

	For the Year Ended December 31,
	2006		2005		2004
	(in thousands of R$, unless otherwise stated)
Type of development
Luxury buildings	R$	144,882	R$	31,674	R$	29,416
Middle-income buildings		647,062		315,579		176,962
Affordable entry-level housing		32,868		23,777		21,064
Commercial		138,089		16,461		5,910
Lots		32,172		62,663		20,474

Total contracted sales		995,074		450,154		253,826

Sale of units launched in the year	R$	555,292	R$	294,888	R$	83,607
Percentage of total contracted sales		55.8%		65.5%		32.9%
Sale of units launched during prior years		439,781		155,266		170,219
Percentage of total contracted sales		44.2%		34.5%		67.1%

We sold 56.4% of the units launched in 2006. This, together with the sales of units launched during prior periods, resulted in total contracted sales of R$995.1 million, an increase of 121.1% compared to 2005. In 2005, we sold 49.3% of the units launched during the period. This, together with the sales of units launched during prior periods, resulted in a total contracted sales of R$450.2 million. The higher percentage of new releases sold during 2006 is a result of better market conditions, improved acceptance of our development designs by potential clients, favorable locations of the developments and better financing structures provided by commercial banks.

In 2005, we sold 49.3% of the units launched during the year, which, together with the sale of units launched in previous periods, resulted in a total contracted sales of R$450.2 million, a 77.3% increase over 2004. This reflected the success of our strategy of focusing on luxury and middle-income developments, as well as the success of our São Paulo and Belém developments. In 2004, we sold 32.9% of the units launched during the year, which, in conjunction with the sale of units launched in previous periods, resulted in a total contracted sales of R$253.8 million. The larger participation of new developments in total sales in 2005 as compared to 2004, reflects the strategy adopted in 2004 of providing higher liquidity to our inventories and reducing the number of new developments.

The following table sets forth the growth of our contracted sales to be recognized, as well as the amount corresponding to the cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and For the Year Ended December 31,
	2006		2005		2004
	(in thousands of R$, unless otherwise stated)
Sales to be recognized—beginning of the year	R$	436,115	R$	366,261	R$	447,094
Net sales for units closed in the year		881,210		490,557		293,028
Revenues recognized in the year		(522,005)		(420,703)		(373,861)
Sales to be recognized—end of the year		795,320		436,115		366,261
Cost of units sold to be recognized		(484,073)		(266,886)		(243,269)
Expected profit—yet to be recognized(1)		297,883		169,229		122,992
Expected margin		37.5%		38.8%		33.6%

(1)	Based on management’s estimates.

Gross Operating Revenues

Our revenues are derived mainly from the development and sale of real estate and, to a lesser extent, the rendering of construction services to third parties, as follows:

	For Year Ended December 31,
	2006	2005	2004
Real estate development and sales	96.9%	93.1%	91.5%
Construction services rendered	3.1%	6.9%	8.5%

Total	100.0%	100.0%	100.0%

Real Estate Development and Sales

Real estate development revenues, including monetary adjustments and interest from credit sales, comprise revenues from the sale of units in the residential buildings we develop, and to a lesser extent, from the sale of lots and commercial buildings.

Construction Services Rendered

Our revenues derived from real estate services consist basically of amounts received in connection with construction management activities for third parties, technical management and real estate management.

Operating Costs

Our costs comprised real estate development costs and, to a lesser extent, costs of services rendered.

Real Estate Development Costs

Real estate development costs consist of costs of land, construction (which includes costs for a broad variety of raw materials and labor), capitalized interest (financial costs) from project specific financing, projects, foundations, structuring and furnishing, as well as costs for outsourced labor. The items comprising our costs, as a total percentage of our total cost, were the following for the periods presented:

	For the Year Ended December 31,
	2006	2005	2004
Land	15.2%	15.2%	11.1%
Construction costs	83.1%	81.6%	84.9%
Financial costs	1.7%	3.2%	4.0%

Total	100.0%	100.0%	100.0%

One of the principal real estate development costs is the cost of land. In the last three years, land represented approximately 13.3% of our total cost of development. However, this is an extremely volatile component, varying according to characteristics of land, the region where the land is located and the type of development to be launched. Land can be acquired for cash, through the exchange of units once the building is constructed, through a financial exchange (whereby a portion of sales is given to the owner of land as a form of financing for the land), or through a combination of the three options.

No single raw material alone represents a significant portion of our total costs of development, but in total in the last three fiscal years, raw materials represented, on average, approximately 35.0% of our total cost of development. The index that measures construction cost variation, the INCC, showed an accumulated variation of 6.8% and 11.0% and 14.4%, in 2006, 2005 and 2004, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation, in the last three years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

During the last three years, labor represented on average approximately 26.0% of our total cost of real estate development.

Over the last three fiscal years, we have incurred most of our construction costs from the 7th to the 18th month of construction of a development, as shown in the table below:

Period of construction	Percentage of costs incurred(1)
1st to 6th month	28%
7th to 12th month	30%
13th to 18th month	27%
19th to 24th month	15%

(1)	Including cost of land.

Real Estate Services

Our costs of real estate services consist of direct and indirect labor fees and outsourced services.

Operating Expenses

Our operating expenses include selling, general and administrative expenses and financial expenses and revenues.

Selling Expenses

Selling expenses consist mainly of the creation of showrooms and furnished model apartments, sales commissions, marketing and advertising. In 2006, we changed our accounting practice with respect to the deferral of selling expenses. All periods presented have been modified to take into account this change. The selling expenses directly related to the construction of the sales stand and facilities, and related furnishings, such as model apartments, are deferred and appropriated to the statement of income based on the percentage of completion of the respective development. Deferred selling expenses balances as of December 31, 2006, 2005 and 2004 are included in our financial statements included elsewhere in this prospectus.

General and Administrative Expenses

General and administrative expenses principally include the following:

•	employee compensation and related expenses;

•	fees for outsourced services, such as legal, auditing, consulting and others;

•	management fees and social expenses;

•	overhead corporate expenses; and

•	legal expenses related to public notaries and commercial registers, among others.

Stock Issuance Expenses

For purposes of our Brazilian GAAP financial statements, costs incurred in issuing shares, including brokerage commissions and professional services fees, are charged as operating expenses.

Financial Expenses and Revenues

Financial expenses generally comprise interest payable on loans, financing and debentures. Financial revenues include income from financial investments. Interest revenues are recognized at the time the effective profit accrues from the asset based on the accrual method.

Taxes on Income

In general, taxes on income in Brazil consist of federal income tax (25%) and social contribution (9%); the composite statutory tax rate is 34%. We calculate our income and social contribution taxes according to the “taxable profit” regime. Our subsidiaries and jointly-controlled entities, however, with annual billings lower than a specified amount, may calculate their respective income and social contribution taxes through either this “taxable profit” regime or through the “presumed profit” regime, depending on our general tax planning. For the companies that opt for the “presumed profit” regime, the income tax basis is calculated at the rate of 8% on gross revenues and the social contribution basis is calculated at 12% on gross revenues to which income tax and social contribution rates of 25% and 9%, respectively, are applied.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with the Brazilian GAAP. References to increases or decreases in any given period relate to the corresponding preceding period, except unless otherwise indicated.

Results of Operations for the Years Ended December 31, 2005 and 2006

Net Operating Revenue

Net operating revenue increased by 45.3%, from R$457.0 million in 2005 to R$663.8 million in 2006. Gross revenues generated from the sales of real estate properties totaled R$669.5 million, an increase of R$221.8 million or 49.5% as compared to the same period in 2005, when revenues generated from the sales of real estate properties totaled R$447.7 million. This increase is attributable to the completion of the construction of projects launched primarily in 2004 and 2005. Net revenues derived from services decreased by 35.4%, from R$21.5 million in 2006 to R$33.1 million in 2005, reflecting the lower volume of construction services contracted to third parties in this period.

The following table sets forth the final completion of the construction in progress in 2006 and 2005 and the related revenue recognized during those periods:

	Month/ Year launched	Total area (m2)	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	Gafisa Participation (%)	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005
Development			Final completion (%)		Percentage sold- accumulated			Revenue recognized
								(in thousands of R$)
Empresarial Pinheiros	Nov 04	17,149	73	20	100	11	39	76,435	2,070
Verdes Praças	Sep 04	19,005	96	32	97	68	100	32,806	9,744
Villaggio Panamby—Mirabilis	Mar 06	23,355	43	0	75	0	100	24,627	—
Sundeck	Nov 03	13,043	90	35	80	52	100	24,577	9,302
Sunspecial Resid Service	Mar 05	21,189	42	6	100	95	100	21,660	4,160
Arena	Dec 05	29,256	32	0	99	50	100	20,915	—
Olimpic Resort	Oct 05	21,851	39	2	98	76	100	20,320	589
La Place Resid Service	May 04	8,416	93	26	85	64	100	18,210	3,683
Riviera Ponta Negra—Cannes e Marseille	Jan 04	22,332	90	29	63	45	50	17,790	6,252
Sunview Resid Service	Jun 03	14,268	100	82	98	92	100	16,933	27,547
Villaggio Panamby—Double View	Oct 03	10,777	100	60	92	88	100	15,734	12,741
Villaggio Panamby—Jazz Duet	Sep 05	13,400	54	0	57	15	100	15,213	—
Villaggio Panamby—Domaine du Soleil	Sep 05	8,225	57	0	76	24	100	14,476	0
Del Lago	May 05	62,022	62	10	86	46	80	13,995	1,733
Sunprime Resid Service	Nov 03	11,802	95	69	100	97	100	13,951	25,214
Villaggio Panamby—Parides	Nov 06	13,093	47	0	61	0	100	13,315	—
Vistta Ibirapuera	May 06	9,963	36	0	100	0	100	13,012	—
Belle Vue	Aug 04	7,565	90	21	100	81	70	12,054	2,600
Side Park—Ed. Style	Jan 06	7,050	67	0	88	0	100	11,461	768
The Gold	Dec 05	10,465	48	0	61	11	100	10,616	—
Blue I	Sep 03	15,973	98	78	81	72	67	9,496	14,722
Olimpic—Chácara Sto Antonio	Aug 06	24,988	20	0	80	0	100	9,049	—
Terras de São Francisco	Nov 04	114,160	98	91	90	76	50	8,531	25,321
Paço das Águas	May 06	24,080	36	0	64	0	45	8,181	—
CSF—Verti Vita	Sep 03	6,439	100	69	100	93	100	7,845	7,779
Villaggio Panamby—Majuy	May 03	9,854	100	82	100	98	100	7,691	14,475
Illuminato Perdizes	Jun 04	5,652	95	45	100	100	70	7,261	6,225
Espaço Jardins	May 06	28,926	12	0	87	0	100	6,902	—
Villaggio Panamby—Doppio Spazio	Nov 02	13,952	100	100	100	90	100	6,720	12,336
Montenegro Boulevard	Jul 05	174,862	69	52	100	91	100	6,629	14,119
CSF—Saint Etienne	May 05	11,261	31	6	93	79	100	6,561	756
CSF—Benne Sonanz	Sep 03	9,437	100	60	87	47	49	6,335	3,709
Blue Vision	Jun 06	18,514	43	0	77	0	50	6,292	—
Palm D´Or	Nov 05	8,493	35	0	65	21	100	6,147	0
Villaggio Panamby—Anthurium	Sep 02	16,579	100	100	100	92	100	6,015	15,887
Costa Paradiso	Jun 05	63,041	98	3	49	39	100	5,999	156
Península 2	Dec 02	16,294	100	94	96	88	50	5,799	15,543
Doppia Emozione	Nov 03	7,912	100	64	100	100	50	5,697	8,817
Lumiar	Feb 05	7,193	56	3	56	40	100	4,827	159
Weber Art	Jun 05	5,812	34	5	86	60	100	4,359	459
Bem Querer	Nov 05	11,136	19	0	100	40	100	4,172	—
L’Authentique Paraíso	Nov 03	2,713	100	59	100	100	50	3,958	5,190
Sunplaza	Mar 06	6,328	16	0	70	0	100	3,642	—
Sunshine Resid Service	Nov 02	10,979	100	100	92	80	60	3,444	8,094
Villaggio Panamby—Hibiscus	Mar 02	11,002	100	100	100	94	100	3,201	4,041
Península 1	May 02	16,886	100	100	96	94	50	2,670	5,461
Other developments(1)								104,012	447,656

Total development revenues recognized during the periods								669,543	447,656

(1)	Includes other developments where individual revenues for those periods are not significant.

Operating Costs

Operating costs in 2006 totaled R$465.8 million, an increase of 46.4% as compared to R$318.2 million in 2005. This increase is due to the greater volume of construction in progress in the year as compared to 2005. As a percentage of total costs, the cost of land remained unchanged at 15.2% in 2006 from 2005. Construction costs payable to third parties showed a small increase in 2006, totaling 83.1% of total operating costs, as compared to 81.6% in 2005. Operating costs, as a percentage of net operating revenue, increased to 70.2% in 2006 as compared to 69.6% in 2005, mainly due to a different mix in the types of developments under construction during the year.

Gross Profit

Gross profit in 2006 totaled R$198.1 million, representing a significant increase of 42.7%, as compared to R$138.8 million in 2005. This arose mainly from the increase in gross revenue arising from the increased number of our developments. In 2006, however, the gross margin generated from the sale of our developments decreased to 29.8% as compared to 30.4% in the same period of 2005. This decrease was partially due to the fact that in 2006 we were still recognizing revenue from the sale of developments launched in 2003 and 2004. During that period, our sales policy of increasing inventory liquidity by offering price discounts contributed to the reduction of our gross margins and, as a result, negatively affected our results.

Selling Expenses

Selling expenses in of 2006 totaled R$51.7 million, representing an increase of 23.13%, as compared to R$42.0 million in 2005. This increase reflects the costs associated with the increased number of launches in 2006, when we launched 30 developments as compared to 21 in 2005. In 2006 we adopted a new accounting principle for selling expenses. Under this new accounting practice, institutional marketing, project specific advertising, marketing and other selling costs are expensed as incurred and only those expenses directly related to the construction of the sales stands and facilities, and related furnishings, such as model apartments, are deferred and appropriated to the statement of income as the development progresses. We amended the presentation of our 2005 selling expenses to be consistent with the preferable accounting principle. Selling expenses in 2006 represented 7.8% of our net operating revenue compared to 9.2% in the same period of 2005.

General and Administrative Expenses

General and administrative expenses totaled R$52.1 million in 2006, representing an increase of 42.7%, as compared to R$36.5 million in 2005. This increase is mainly due to: (i) our higher number of employees, which resulted in an increase of approximately R$6.1 million in payroll and related expenses; and (ii) the accrual of performance based-compensation for our employees and management totaled R$13.8 million which was R$7.4 million higher than the compensation expenses in 2005. Stock option expenses are not recorded through income under Brazilian GAAP. General and administrative expenses in 2006 represented 7.8% of our net operating revenue as compared to 7.9% in 2005.

Stock Issuance Expenses

In February 2006, we completed our Brazilian initial public offering of common shares in an aggregate amount of R$927.0 million, of which R$494.4 million was attributable to a primary offering and R$432.6 million was attributable to a secondary offering. As a result of our Brazilian initial public offering, we incurred stock issuance expenses in the total amount of R$27.3 million which were recorded as a charge to income.

Financial Expenses and Income, Net

In 2006 net financial expenses totaled R$11.9 million, representing a decrease of 57.5%, as compared to R$28.0 million in 2005. This decrease is mainly due to (i) an increase in our average balance of cash and financial investments as a result of the proceeds from our Brazilian initial public offering, and (ii) the renewal of debt with more favorable payment terms and conditions, partially offset by an increase in the level of our indebtedness in the first six months of 2006 as a result of an increased average volume of indebtedness, particularly with respect to SFH loans and debentures. Financial income in 2006 totaled R$53.0 million compared to R$8.3 million in 2005. Financial expenses totaled R$64.9 million in 2006 compared to R$36.3 million in 2005.

Taxes on Income

Income and social contribution taxes in 2006 totaled R$6.0 million, or 161.1% lower than in 2005, when income and social contribution taxes totaled a tax credit of R$3.4 million. In 2006, the combined effective income and social contribution tax rates, calculated as a percentage of income before taxes on income, were 11.6% and 12.5% , respectively. The combined effective rates during these periods were lower than the composite statutory rate of 34% due to the fact that some of our jointly-controlled subsidiaries calculated their taxes on the presumed profit regime. See “—Critical Accounting Policies—Taxes on Income.”

Net Income

Net income for the year ended December 31, 2006 totaled R$46.1 million, an increase of 50.2% over the previous year, when net income was R$30.7 million. The increase in net income was primarily due to our increased operating revenues for the year that are attributable to the completion of the construction of projects launched primarily in 2004 and 2005. However, our total expenses in 2006 were also higher than in 2005, mainly due to the expenses incurred in the beginning of 2006 with our Brazilian initial public offering of common shares and GDSs, resulting in an increase in net profit margin to 6.9% in 2006 from 6.7% in 2005.

Results of Operations for the Years Ended December 31, 2004 and 2005

Net Operating Revenue

Net operating revenue increased by 9.6% from R$416.9 million in 2004 to R$457.0 million in 2005. The revenue generated from the sales of real estate properties totaled R$447.7 million, an increase of R$45.8 million, or 11.4%, as compared to the same period during the prior year, when revenues generated from the sales of real estate properties totaled R$402.0 million. This increase reflects the completion of the construction projects launched in 2004, mainly our developments in Rio de Janeiro, the Villaggio Panamby development in São Paulo and land subdivisions in São Paulo and Belém. The net revenue from services decreased by 11.0%, from R$37.3 million in 2004 to R$33.2 million in 2005, reflecting the lower volume of construction services contracted to third parties in this period.

The following table sets forth the final completion of the construction in progress in 2005 and 2004 and the related revenue recognized during those years:

Development	Month/ Year launched	Total area (m2)	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004	Gafisa Participation (%)	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
			Final completion (%)		Percentage sold- accumulated			Revenue recognized
								(in thousands of R$)
Sunview Residence Service	Jun 2003	14,268	81	23	91	89	100	27,547	3,811
Terras de São Francisco	Nov 2004	109,516	91	3	76	47	50	25,321	525
Sunprime	Nov 2003	11,817	69	10	97	93	100	25,214	3,114
Villaggio Panamby—Anthurium	Sep 2002	16,579	100	74	92	68	100	15,887	11,445
Villaggio Panamby— Majuy	May 2003	9,854	82	23	98	94	100	14,475	3,730
Montenegro Boulevard	July 2005	170,297	52	0	91	0	100	14,119	—
Bem Viver	Aug 2003	15,931	95	36	94	43	100	13,757	167
Villaggio Panamby—Double View	Oct 2003	10,777	60	13	88	69	100	12,741	1,477
Villaggio Panamby—Doppio Spazio	Nov 2002	13,952	100	60	90	80	100	12,336	9,187
Palazzo Orsini	Apr 2003	2,977	89	10	92	76	100	10,826	1,097
Verdes Praças	Sep 2004	19,005	32	0	68	40	100	9,744	—
Sundeck	Nov 2003	12,744	35	0	52	41	100	9,302	420
Authentique Higienópolis	Jun 2003	2,700	85	11	99	99	100	9,168	1,514
Doppia Emozione	Nov 2003	3,956	64	8	100	87	50	8,817	1,296
Península Green-Green Lake	Dec 2002	8,132	94	49	88	62	50	7,873	3,523
Península Green-Green Garden	Dec 2002	8,162	94	49	84	59	50	7,670	3,543
Hype Jardins	Aug 2002	11,659	100	79	98	85	50	7,336	12,104
Grand Vue	Nov 2003	9,907	59	0	100	83	50	7,245	—
Catisa—Blue One Bl 1	Sep 2003	7,986	78	28	72	60	67	7,120	3,121
ABV—Manacá	Mar 2003	5,648	98	35	100	100	100	7,009	4,532
Catisa—Blue One Bl 2	Sep 2003	7,986	78	28	78	75	67	7,006	3,938
ABV—Amarylis	Nov 2002	8,066	100	66	100	100	100	6,365	10,426
Illuminatto Perdizes	Jun 2004	12,769	45	1	100	74	70	6,225	147
Sunplace	Sep 2002	15,167	100	83	98	95	50	6,021	6,602
La Traviata Bl.1	Oct 2002	3,174	100	80	100	85	60	5,637	7,168
L´Authentique Paraíso	Nov 2003	10,562	59	3	100	82	50	5,190	187
La Traviata Bl.2	Oct 2002	3,462	100	65	88	88	60	4,695	6,413
RP—Ed. Indaiá	Feb 2003	4,228	100	99	90	2	90	4,588	128
Patio Artes-Ed.Dali	Nov 2002	3,749	98	55	100	100	100	4,194	4,680
Villaggio Panamby—Hibiscus	Mar 2002	11,002	100	85	94	94	100	4,041	10,351
ABV—Grand Phoenix	Jun 2002	8,172	100	91	100	89	100	3,809	10,848
Quintas do Rio I	Apr 2001	132,480	100	100	99	97	86	3,632	2,362
Península Green-Green Star	May 2002	8,445	100	98	82	64	50	3,436	5,784
ABV—Gardênia	Sep 2002	7,552	100	79	100	100	100	3,346	8,857
Sunrise Residence Service	Jun 2001	11,501	100	100	100	96	100	3,187	3,401
Adesso	Mar 2002	4,207	100	81	100	95	100	2,833	6,425
Liberty Village Hill	Aug 2002	6,121	100	100	99	88	100	2,598	4,935
Villaggio Panamby—Palazzo Panamby	Apr 2001	10,209	100	100	96	92	100	2,584	13,173
Villaggio Panamby—Cypris	Sep 2000	12,769	100	100	100	90	100	2,562	6,557
Platinum Advanced Offices	Jun 2002	3,835	100	100	84	60	50	2,381	3,562
Cielo Vita Residence Service	Sep 2001	14,964	100	100	99	97	100	2,202	5,136
Península Green—Bay	May 2002	8,441	100	98	94	87	50	2,025	7,244
RP—Ed. Buriti	Feb 2003	4,228	47	5	91	73	90	1,962	206
Maison D’Orsey	Nov 2002	3,321	100	78	99	99	60	1,763	5,245
Other developments(1)								101,868	203,563

Total development revenues recognized during the year								447,656	401,945

(1)	Includes other developments where individual revenues for those periods are not significant.

Operating Costs

Operating costs in 2005 totaled R$318.2 million, an increase of 8.8% as compared to R$292.4 million in 2004. The increase in operating costs in 2005 resulted from the increase in our sales volume, mainly in the second half of the year. As a percentage of total costs in 2005, the cost of land increased to 15.2% as compared with 11.1% for 2004 as a result of fewer swap agreements for developments under construction compared with the prior year. Construction costs were lower in 2005, amounting to 81.6% of total costs compared to 84.9% in 2004. Operating costs, as a percentage of net operating revenue, decreased to 69.6% in 2005 as compared to 70.1% in 2004 due to the lower discounts granted and maintenance of the construction costs, resulting in an increase in the gross margin of the developments.

Gross Profit

Our gross profit in 2005 totaled R$138.8 million, representing an increase of 11.5%, as compared to R$124.5 million in 2004. This increase is primarily due to the increase in gross revenue and improvements in the margin of the developments in progress, which are, in turn, the result of our decision to terminate the discount concession policy that we had adopted in the previous year. Gross profit, as a percentage of net operating revenue, increased from 29.9% in 2004 to 30.4% in 2005.

Selling Expenses

Selling expenses totaled R$42.0 million in 2005 compared to R$25.7 million in the prior year. The increase of R$16.3 million reflects: (i) the increase in the number of launches during the year, totaling 21, as compared to only 11 in the previous year; and (ii) costs related to institutional sales campaigns for the increased number of new projects launched during the year, particularly in the second half of 2005, amounting to R$3.1 million in 2005. Selling expenses in 2005 represented 9.2% of net operating revenue compared to 6.2% in 2004.

General and Administrative Expenses

General and administrative expenses amounted to R$36.5 million in 2005, an increase of R$9.8 million as compared to 2004, mainly due to extraordinary and non-recurring costs related to: (i) our corporate restructuring, the costs of which amounted to R$1.6 million, primarily external advisory, legal and audit fees and expenses; and (ii) the recognition of provisions for labor contingencies in the amount of R$3.04 million.

In 2005, our corporate targets, the basis for calculating performance-based compensation for our employees and management, were met and, therefore, we accrued R$6.0 million for the variable compensation of our employees and managers. In 2004, we did not meet our targets and, according to our profit sharing plan, no provisions were recorded. General and administrative expenses, as a percentage of net operating revenue, increased from 6.4% in 2004 to 8.0% in 2005.

Financial Expenses and Income, Net

Our net financial expenses decreased by 18.4% in 2005, from R$34.3 million in 2004 to R$28.0 million in 2005, mainly resulting from the increase of our share capital in the total amount of R$135.2 million in June 2005, which allowed us to decrease the average balances of our loans and to renew our debt on the favorable terms and conditions. Our financial income in 2005 totaled R$8.4 million compared to R$3.3 million in 2004, resulting from an increase in the average balance of cash and financial investments. Financial expenses totaled R$36.4 million in 2005 compared to R$37.6 million in 2004. Financial expenses and income, as a percentage of net operating revenue, represented 6.1% in 2005 compared to 8.2% in 2004.

Taxes on Income

Income tax and social contribution taxes totaled a tax credit of R$3.4 million as compared to taxes of R$5.6 million in 2004. This increase in tax credit mainly resulted from the recognition of deferred taxes due to the fact that our taxation is calculated in proportion to our revenues and tax losses generated at the controlling company. See “—Critical Accounting Policies—Taxes on Income.” The effective income tax and social contribution rate, calculated based on income before taxes, was (12.5)% in 2005 as compared to 19.2% in 2004.

Net Income

Our net income increased by 31.2% in 2005, from R$23.4 million in 2004 to R$30.7 million in 2005. This resulted mainly from improvements in the gross margins of the developments in progress and the revision of the terms and conditions of our debt to align them with our business strategy. The net income margin on net operating revenue was 6.7% in 2005 compared to 5.6% in 2004.

Results of Operations for the Years ended December 31, 2003 and 2004

Net Operating Revenue

Net operating revenues increased 1.5% from R$410.6 million in 2003 to R$416.8 million in 2004. The increase was mainly due to the R$7.3 million increase in revenue from construction services rendered to third parties and subcontractors. The services we provided were principally construction and technical management. Revenue recognized on sales of real estate increased R$3.3 million in 2004 compared to the prior year. This improvement in sales revenue results from a higher volume of production in 2004 because we developed 38 projects in 2004 compared to 34 in 2003.

The following table sets forth the final completion of the construction in progress in 2004 and 2003 and the related revenue recognized during those years:

	Month/ Year launched	Total area (m2)	As of December 31, 2004	As of December 31, 2003	As of December 31, 2004	As of December 31, 2003	Gafisa Participation (%)	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Development			Final completion (%)		Percentage sold- accumulated			Revenue recognized
								(in thousands of R$)
Sundance Res. Service	Dec 2001	12,195	100	76	100	96	100	14,389	22,548
VP—Palazzo Panamby	Apr 2001	10,209	100	50	92	69	100	13,173	5,575
Sunview Res. Service	Jun 2003	14,268	23	0	89	67	100	12,185	976
Hype Jardins	Aug 2003	11,659	79	15	85	67	50	12,104	2,065
Villaggio Panamby—Anthurium	Sep 2002	16,579	74	10	68	64	100	11,445	1,468
Pontal B Resort	Apr 2003	5,706	93	36	91	80	100	10,858	5,029
ABV—Grand Phoenix	Jun 2002	8,172	91	30	89	73	100	10,848	4,064
ABV—Amarylis	Nov 2002	8,066	66	7	100	87	100	10,426	1,038
Villaggio Panamby—Hibiscus	Mar 2002	11,002	85	23	94	89	100	10,351	2,429
Liberty Village Hill	Aug 2002	6,121	100	60	88	76	100	9,219	9,433
Villaggio Panamby—Doppio Spazio	Nov 2002	13,952	60	15	80	65	100	9,187	1,777
Espaço Alpha	Aug 2001	5,658	100	90	100	59	100	8,975	8,170
Villaggio Panamby—Strelitzia	Oct 2001	16,818	100	67	99	93	100	8,881	8,318
ABV—Gardênia	Sep 2002	7,552	79	16	100	97	100	8,857	2,353
Jardins de Monet	Apr 2002	4,800	95	15	100	100	70	7,820	1,410
CSF—Piazza Del Sole	Nov 2001	6,616	100	60	100	92	100	7,387	7,421
Península Green—Green Bay	May 2002	8,441	98	50	87	84	50	7,244	5,495
La Traviata Bl.1	Oct 2002	3,174	80	20	85	85	60	7,168	3,348
CSF—Vila Das Flores	Nov 2001	6,792	100	68	98	73	100	6,956	5,587
Villaggio Panamby—Cypris	Sept 2000	12,769	100	67	90	84	100	6,557	8,069
Adesso	Mar 2002	4,207	81	26	95	85	100	6,425	2,467
La Traviata Bl.2	Oct 2002	3,462	65	14	88	74	60	6,413	2,434
Sunrise Res. Service	Jun 2002	11,501	100	88	96	95	100	6,014	18,840
Península Green—Green Star	May 2002	8,445	98	50	64	58	50	5,784	4,077
Maison D’Orsey	Nov 2002	3,321	78	4	99	99	60	5,245	237
Patio Artes-Ed.Dali	Nov 2002	3,749	55	3	100	96	100	4,680	211
Patio Artes-Ed.Miró	Nov 2002	3,470	55	3	96	88	100	4,616	208
Palazzo Alto de Pinheiros	Sep 2001	5,861	100	90	100	100	100	4,554	22,868
ABV—Manacá	Mar 2003	5,648	35	0	100	41	100	4,532	—
Catisa—Blue One Bl 2	Sep 2003	7,986	28	0	75	52	67	3,938	145
Villaggio Panamby—Majuy	May 2003	9,854	23	0	94	67	100	3,730	3
Platinum Advanced Offices	Jun 2002	3,835	100	49	60	37	50	3,562	1,330
ABV—Primavera	Oct 2001	6,426	100	79	100	96	100	3,548	7,821
Península Green-Green Garden	Dec 2002	8,162	49	11	59	49	50	3,543	998
Península Green-Green Lake	Dec 2002	8,132	49	11	62	54	50	3,523	1,004
QE—Ed. Holambra	Nov 2002	4,229	98	42	99	96	100	3,306	2,030
RP—Ed. Jerivá	Feb 2003	4,228	99	22	100	86	90	3,294	819
Portal—Spoleto L.4	Jun 2002	2,504	98	50	91	40	100	3,224	974
RP—Ed. Açaí	Feb 2003	4,228	99	22	95	87	90	3,216	942
Sunprime	Nov 2003	11,817	10	0	93	71	100	6,308	3,314
Catisa—Blue One Bl 1	Sept 2003	7,986	28	0	60	44	67	3,121	157
QE—Ed. São Paulo	Nov 2002	4,170	98	42	91	51	100	3,036	1,030
QE—Ed. Guarujá	Nov 2002	4,229	98	42	99	86	100	2,971	1,783
Espaço A	Dec 2000	10,173	100	100	100	98	100	2,518	14,833
Quintas do Rio I	Apr 2001	132,480	100	100	97	95	86	5,680	26,154
Other development(1)								101,133	177,429

Total development revenues recognized during the year								401,945	398,682

(1)	Includes other developments where individual revenues for those periods are not significant.

Operating Costs

Operating costs increased 8.8% from R$268.7 million in 2003 to R$292.4 million in 2004. Operating costs, as a percentage of net revenue, increased from 65.4% in 2003 to 70.1% in 2004. The increase is due to the higher level of production in 2004. As a percentage of total costs, costs of land represented 11.1% in 2004. Construction costs reached 84.9% in 2004 as a result of cost savings initiatives and centralization of material purchases. Other costs such as financial and services rendered by third parties totaled 4.0% in 2004.

Gross Profit

Gross profit decreased 12.3% from R$141.9 million in 2003 to R$124.5 million in 2004. Gross profit for the year ended December 31, 2004 represented 26.7% of our net revenues compared to 32.3% in the preceding year. The reduction in gross margins results from the sales policy adopted in 2004 aimed at increasing inventory liquidity by offering price discounts.

Selling Expenses

Selling expenses totaled R$25.7 million 2004, a decrease of R$6.1 million, or 19.1%, compared to R$31.8 million in the previous year. While we incurred expenses in conducting sales campaigns, including R$1.6 million incurred in the institutional campaign “Gafisa 50 anos” conducted in the second and third quarters of 2004, the selling expenses for 2004 was lower due to fewer launches in 2004, which saw 11 launches, as compared to 20 launches in the previous year. Selling expenses in 2004 represented 6.2% of our net revenues as compared to 7.7% in 2003.

General and Administrative Expenses

Our general and administrative expenses totaled R$33.2 million in 2004, a reduction of R$5.6 million, or 14.4%, compared to the R$38.8 million in general and administrative expenses incurred in 2003. This reduction is attributable to the fact that we did not pay performance-based compensation to our employees as compared to the prior year when R$7.1 million were paid to employees.

In 2004 the corporate results targets used as the basis for determining the performance-based compensation of our executives and management were not reached. As a result, we did not make a provision for such compensation. In 2003, R$7.1 million were distributed as performance-based compensation.

General and administrative expenses in 2004 represented 6.4% of net revenues compared to 8.8% in 2003.

Financial Expenses and Income, Net

Net financial expenses totaled R$34.3 million in 2004, an increase of R$17.2 million, or 100.6%, as compared to 2003, when net financial expenses were R$17.1 million. As a percentage of net revenues, net financial expenses represented 7.4% in 2004, compared to 3.9% in 2003. This increase is attributed mainly to the higher average volumes of our bank loans and the structuring costs of our securitization transactions, as well as the increase in interest rates.

Taxes on Income

Income and social contribution taxes recognized in 2004 were R$5.6 million, or 46.8% lower in 2004 than in 2003, when income and social contribution taxes expenses totaled R$10.5 million. The reduction was the result of lower taxable income for the period. In 2004, the effective income and social contribution tax rate, calculated as a percentage of income before taxes on income, was 19.2% compared to 19.4% in 2003. In 2004, our effective tax rate increased due to the fact that we developed a greater number of projects with third parties, which minimized our ability for tax planning and the use of net operating losses from our controlling shareholder.

Net Income

Although we had a 1.5% increase in our net operating revenues, our net income presented a decrease of R$20.0 million, or 46.1% compared to R$43.4 million in 2003. Net income was extraordinarily affected by the discount policy we adopted, and by our increased financial expenses for the period, which represented 7.3% of our net revenues compared to 4.2% in the previous year. Net income represented 5.6% of net revenues in 2004, as compared to 10.6% in 2003.

Business Segments

We consider each of our individual developments as a discrete operating segment. As presentation of segment information for each development would not be meaningful, we have aggregated our segments into the following reporting segments: (i) developments launched in the state of São Paulo, (ii) developments launched in the state of Rio de Janeiro, (iii) developments launched in other states in Brazil and (iv) construction services provided to third parties.

The table below provides selected information of our reporting segments:

	For the Year Ended December 31,
	2006	Percentage Change	2005	Percentage Change	2004
	(thousands of reais except for percentages)
State of São Paulo
Net operating revenue	438,275	75.2%	250,215	2.0%	245,404
Operating costs	(306,118)	60.6%	(190,667)	(1.3)%	(193,260)
Gross profit	132,157	121.9%	59,548	14.2%	52,144
Gross margin	30.2%	—	23.8%	—	21.2%

State of Rio de Janeiro
Net operating revenue	181,128	14.3%	158,451	12.4%	140,983
Operating costs	(145,598)	25.9%	(115,688)	17.1%	(98,758)
Gross profit	35,530	(16.9)%	42,763	1.3%	42,225
Gross margin	19.6%	—	27.0%	—	30.0%

Other States
Net operating revenue	27,814	37.7%	20,203	n.a.	1,135
Operating costs	(14,079)	18.8%	(11,856)	n.a.	(373)
Gross profit	13,735	64.6%	8,347	n.a.	762
Gross margin	49.4%	—	41.3%	—	67.1%

Construction services
Net operating revenue	16,630	(40.9)%	28,155	(4.1)%	29,354
Operating costs	—	—	—	—	—
Gross profit	16,630	(40.9)%	28,155	(4.1)%	29,354
Gross margin	100%	—	100%	—	100%

State of São Paulo

Years ended December 31, 2005 and 2006

Net Operating Revenue

Net operating revenue for the state of São Paulo segment was R$438.3 million in 2006 compared to R$250.2 million in 2005, which represents an increase of 75.2%. The increase reflects 15 additional projects under construction in 2006 and 12 additional developments in our operations in 2006. In addition, the sale of the Empresarial Pinheiros development which generated revenues of R$76.4 million also contributed to this increase.

Operating Costs

Operating costs for the state of São Paulo segment was R$306.1 million in 2006 compared to R$190.7 million in 2005, which represents an increase of 60.6%. This increase was mainly due to the higher level of development production in 2006.

Gross Profit

Gross profit for the state of São Paulo segment was R$132.2 million or 66.7% of our total gross profit in 2006, compared to R$59.5 million or 42.9% of our total gross profit for 2005. We have a leading and long-standing presence in São Paulo, the largest metropolitan area of Brazil. The increase in gross profit is primarily due to the increase in revenues and improvements in the margin of the developments in progress, which are, in turn, the result of our decision to terminate the discount concession policy that we had adopted in the prior years.

Gross Margin

Gross margin for the state of São Paulo segment increased 6.4% from 2005 to 2006. This increase was positively affected by sales of units in developments that were launched in earlier years, including an office building project and the residential project “Verdes Praças,” both launched in 2004.

Years ended December 31, 2004 and 2005

Net Operating Revenue

Net operating revenue for the state of São Paulo segment was R$250.2 million in 2005 compared to R$245.4 million in 2004, which represents an increase of 2.0%. The net operating revenue in this segment remained relatively flat as the increased number of launches in 2005 were not reflected in net operating revenue as construction for those launches had not commenced. The slight increase reflects the commencement of construction projects launched in 2004, mainly the Villagio Panamby development which accounted for R$64 million of the net operating revenue and the land subdivision Terras de São Francisco which accounted for R$24 million of the net operating revenue.

Operating Costs

Operating costs for the state of São Paulo segment was R$190.7 million in 2005 compared to R$193.3 million in 2004, which represents a decrease of 1.3%. This slight decrease reflects the improvement in the gross margin of the developments due to lower discounts granted and lower maintenance costs which decreased by R$9 million in 2005.

Gross Profit

Gross profit for the state of São Paulo segment was R$59.5 million or 42.9% of our total gross profit in 2005, compared to R$52.1 million or 41.9% of our total gross profit in 2004. The gross profit for this segment remained relatively flat as we followed our strategy to expand to other geographic areas of Brazil.

Gross Margin

Gross margin for the state of São Paulo segment increased 2.6% from 2004 to 2005. This increase was positively affected by sales of units in two developments that had lower price discounts: the “Terras de São Francisco” project which was launched in 2004 and the “Grand Vue” which was launched in 2003.

State of Rio de Janeiro

Years ended December 31, 2005 and 2006

Net Operating Revenue

Net operating revenue for the state of Rio de Janeiro segment was R$181.1 million in 2006 compared to R$158.5 million in 2005, which represents an increase of 14.3%. The increase reflects six additional projects under construction in 2006 that contributed R$25 million in net operating revenue and nine additional developments in our operations in 2006.

Operating Costs

Operating costs for the state of Rio de Janeiro segment was R$145.6 million in 2006 compared to R$115.7 million in 2005, which represents an increase of 25.9%. This increase was mainly due to the higher level of development production in Rio de Janeiro.

Gross Profit

Gross profit for the state of Rio de Janeiro segment was R$35.5 million or 19.7% of our total gross profit in 2006, compared to R$42.8 million or 30.8% of our total gross profit in 2005. Notwithstanding the increase in our net operating revenue, this decrease was in part due to the fact that in 2006 we were still recognizing revenue from the sale of developments launched in 2003 and 2004, such as the Sundeck and Sunspecial developments, which were subject to price discounts.

Gross Margin

Gross margin for the state of Rio de Janeiro segment decreased 7.4% from 2005 to 2006. This decrease was due primarily to the lower margin of two residential projects: “Sunspecial” and “La Place”, both of which were launched in 2005 and sold units in 2006 but had higher price discounts.

Years ended December 31, 2004 and 2005

Net Operating Revenue

Net operating revenue for the state of Rio de Janeiro segment was R$158.5 million in 2005 compared to R$141.0 million in 2004, which represents an increase of 12.4%. The net operating revenue in this segment increased due mainly to higher number of projects under development.

Operating Costs

Operating costs for the state of Rio de Janeiro segment was R$115.7 million in 2005 compared to R$98.8 million in 2004, which represents an increase of 17.1%. This increase was mainly due to the higher level of development production in 2005.

Gross Profit

Gross profit for the state of Rio de Janeiro segment was R$42.8 million or 30.8% of our total gross profit in 2005, compared to R$42.2 million or 33.9% of our total gross profit in 2004. The gross profit for this segment remained relatively flat as we followed our strategy to expand to other geographic areas of Brazil.

Gross Margin

Gross margin for the state of Rio de Janeiro segment decreased 3.0% from 2004 to 2005. This decrease was due primarily to the lower margin of two residential projects: “Peninsula Green I-II” and “Sundance.” Both projects were launched in 2002 and have been negatively impacted by the increase in the construction costs in 2005.

Other States

Years ended December 31, 2005 and 2006

Net Operating Revenue

Net operating revenue for the Other States segment was R$27.8 million in 2006 compared to R$20.2 million in 2005, which represents an increase of 37.7%. The increase reflects four additional projects under construction in 2006 and nine additional developments outside of São Paulo and Rio de Janeiro in 2006, and reflects the geographic diversification of our operations.

Operating Costs

Operating costs for the Other States segment was R$14.1 million in 2006 compared to R$11.9 million in 2005, which represents an increase of 18.8%. This increase was mainly due to the higher level of development production in those states.

Gross Profit

Gross profit for the Other States segment was R$13.7 million or 6.9% of our total gross profit in 2006, compared to R$8.3 million or 6.0% of our total gross profit in 2005. This increase was mainly due to our strategy to become more geographically diversified.

Gross Margin

Gross margin for the Other States segment increased 8.1% from 2005 to 2006. This increase was primarily due to the sales of units in the Riviera Ponta Negra project in Manaus which was launched at the end of 2004 and had a high gross margin.

Years ended December 31, 2004 and 2005

Net Operating Revenue

Net operating revenue for the Other States segment was R$20.2 million in 2005 compared to R$1.1 million in 2004. The increase in net operating revenue was mainly due to our strategy to start expanding into other states and become more geographically diversified.

Operating Costs

Operating costs for the Other States segment was R$11.9 million in 2005 compared to R$0.37 million in 2004. This increase was mainly due to costs of expanding into other states.

Gross Profit

Gross profit for the Other States segment was R$8.3 million or 6.0% of our total gross profit in 2005, compared to R$0.8 million or 0.6% of our total gross profit in 2004.

Gross Margin

Gross margin for the Other States segment decreased 25.8% from 2004 to 2005. In 2004, we launched our first development outside São Paulo and Rio de Janeiro in the City of Manaus which had a high gross margin. In 2005, we launched more projects in different states outside of São Paulo and Rio de Janeiro. The construction costs for these 2005 projects were higher because we were unable to purchase materials in bulk and at lower prices due to the different requirements of the developments in different locations and added transportation costs. As a result, our gross margin for 2005 was negatively impacted.

Construction Services

Years ended December 31, 2005 and 2006

Net Operating Revenue and Gross Profit

Net operating revenue and gross profit for the Construction Services segment was R$16.6 million in 2006 compared to R$28.2 million in 2005, which represents a decrease of 40.9%. The decrease reflects the lower volume of construction services contracted to third parties in this period.

Years ended December 31, 2004 and 2005

Net Operating Revenue and Gross Profit

Net operating revenue and gross profit for the Construction Services segment remained relatively flat at R$28.2 million in 2005 compared to R$29.4 million in 2004, which represents a decrease of 4.1%.

Liquidity and Capital Resources

Our transactions are financed mainly through the contracting of real estate financing, securitization of receivables and, more importantly, cash flows generated by our operations. When necessary and in accordance with market demands, we carry out long-term financing for the sale of our developments. In the residential developments, approximately 20% of the unit price is paid before construction, 20% during construction and 60% after completion, generally over a five-year term. In order to turn over our capital and accelerate its return, we try to transfer to banks and sell to insurance companies the receivables portfolio of our completed units. We believe that our current working capital is sufficient for our present requirements and that our sources of funds and cash generation are sufficient to meet the financing of our activities and cover our need for funds for the next twelve months and beyond.

The following table shows the balance of our receivables from clients’ portfolio for the development and sale of properties for the periods presented:

	As of December 31,
	2006		2005		2004
	(in thousands)
Real estate development receivables:
Current	R$	518,347	R$	274,390	R$	229,490
Long-term		41,491		95,169		121,910

Total		559,838		369,559		351,400

Sales consummated after December 31, 2003 for which revenue not yet recognized (not recorded in the financial statements):
Current	R$	30,161	R$	62,961	R$	25,258
Long-term		729,810		233,848		46,166

Total		759,971		296,809		71,424

Total clients’ portfolio		1,319,809		666,367		422,824

The total clients’ portfolio balances have the following maturity profile:

	As of December 31,
	2006		2005		2004
	(in thousands)
Maturity
2004	R$	—	R$	—	R$	—
2005		—		—		254,748
2006		—		337,350		87,108
2007		548,508		100,422		46,518
2008		290,391		94,258		17,323
2009		223,715		44,531		8,336
2010		58,714		27,114		3,218
2011 and later		198,481		62,693		5,573

Total		1,319,809		666,368		422,824

Loans made to our clients are generally adjusted on a monthly basis: (1) during construction, by the INCC plus interest of 12.0% per annum in Rio de Janeiro and by the INCC alone in São Paulo and other Brazilian cities; and (2) after delivery of the units, by the IGP-M plus 12.0% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of December 31, 2006 and December 31, 2005, our clients’ default level was about 3.1% and 2.28%, respectively, of our revenues. This level was reduced as we recovered units from non-performing clients. We did not record a provision because we considered the allowance for doubtful accounts not necessary, taking into account that our financing with clients is mainly related to developments under construction and that deeds are not granted to the clients until after payment and/or negotiation of the clients’ debt. In addition, our risk of loss is limited to the stage when we negotiate our agreements with our clients, after which it is substantially transferred to financial institutions.

Cash Flows

Operating Activities

In 2006, we had a significantly higher level of operational expenditures as compared to 2005 due to the increased number of launches from 21 in 2005 to 30 in 2006 and the acquisition of land to support future launches. As a result, net cash used in operating activities totaled R$306.2 million in 2006 as compared to R$112.9 million in 2005.

In 2005, we launched a number of new developments and we believe that we regained the level of launches sufficient to drive an increase in our sales volume. During 2005, we had a higher level of operational expenditures than in the prior year due to the greater number of new developments launched and the higher level of ongoing construction projects. As a result, net cash used in operating activities totaled R$112.9 million in 2005 compared to the net cash provided by operating activities of R$23.6 million in 2004.

In 2004, we prioritized the generation of cash in our activities through sales discounts and a decrease in the number of new developments launched, and as a result we launched only 11 new developments. As a result, net cash provided by operating activities in 2004 totaled R$23.6 million, in comparison with net cash used in operating activities of R$38.2 million in 2003, when we launched 20 developments.

Investment Activities

Net cash used in investment activities, including the acquisition of property, equipment and new investments, was R$8.5 million, R$5.6 million and R$1.5 million in 2006, 2005 and 2004, respectively. Our expenditure in 2006 was related to the acquisition of property, equipment and investments in certain subsidiaries. The increase in our net cash used in investment activities in 2005 was primarily related to the acquisition of our subsidiary, Diodon Participações Ltda., in September. Our expenditure in 2003 was related to the acquisition of fixed assets.

Financing Activities

In 2006, net cash provided by financing activities totaled R$447.1 million, a significant increase compared to R$206.5 million in 2005. This increase results from the capital increase of R$494.3 million attributable to the initial public offering that we completed in February 2006.

Net cash provided by financing activities in 2005 totaled R$206.5 million, an increase of R$217.1 million, compared to the net cash used in financing activities in 2004 of R$10.6 million. The cash provided in 2005 was attributable to (1) two issuances of debentures for a total amount of R$176.3 million; (2) capital increases totaling R$145.4 million, R$135.2 million of which was raised in June 2005 and R$10.3 million of which was raised in December 2005; and (3) other debt issuances totaling R$93.5 million. These transactions allowed us to repay R$190.1 million in loans and financings and to change the maturity profile of our indebtedness, with terms and conditions more aligned to our business strategy.

Net cash used in financing activities for 2004 was R$10.6 million, a decrease of R$55.1 million compared to the net cash provided by financing activities of R$44.5 million in 2003, due mainly to: (1) the amortization of our debentures issued on February 13, 2004; (2) the decrease in our debt service requirements as a result of the level of cash we generated from our operating activities in 2004; and (3) the financing of part of our operations through the securitization of receivables from clients.

Capital Expenditures

In 2006 we invested R$4.6 million in property, equipment and investments, primarily information technology equipment and new office facilities in Rio de Janeiro and in São Paulo to accommodate our recently created internal sales force. See “Business — Our Real Estate Activities — Sales of Units Through Our Brokerage Subsidiary (Gafisa Vendas).”

In 2005, we invested R$1.6 million in property and equipment. In 2004, we invested R$1.5 million in property and equipment to update our information technology system and to purchase furniture for our new corporate headquarters. In 2007 and 2008, we estimate that we will invest approximately R$11.0 million and R$4.0 million, respectively, in the improvement of our operating systems and facilities.

Based on our existing operations and current conditions, we expect to incur capital expenditures of approximately R$100 million in 2007. We plan to finance our costs through real estate financing, securitization of receivables and cash flow generated from our operations.

Indebtedness

When appropriate, we have incurred indebtedness within SFH, which offers lower interest rates than the private market, and by transferring our debt to our customers. We intend to continue our strategy of maintaining low levels of debt comprised mainly of transactions within SFH or long-term transactions.

As of December 31, 2006 we had outstanding loans and financing of R$295.4 million, a decrease of 6.8% in comparison with December 31, 2005. The decrease from 2005 was mainly due to: (1) the pre-payment of R$176.4 million of outstanding debentures in December 2006, as part of our company’s strategy to improve indebtedness terms, and (2) the payment of R$26.0 million debt related to our former controlling shareholder, Urucari Participações Ltda., which was incorporated into our balance sheets in December 2005.

On December 31, 2005, we had R$316.9 million of loans and financing outstanding, an increase of 109.2% from the R$151.5 million outstanding on December 31, 2004. This increase was due to the release of SFH funds for construction financing and the registration of our debentures offering program. Our loans and financing balance as of December 31, 2004 was 22% lower than the balance of R$194.4 million as of December 31, 2003, due to the full payment in February 2004 of our first issue of debentures, the payment of loans with the cash generated in our transactions and the financing of a portion of our activities through the securitization of receivables. Our loans generally are secured by mortgages on the property being developed, a security interest on the receivables from clients and the proceeds from the sale of our properties.

The table below sets forth information on our loans, financing and debentures as of December 31, 2006:

	Maturity
	Total		2007		2008		2009		2010 and thereafter
	(in thousands)
Debentures	R$	251,038	R$	11,038	R$	—	R$	48,000	R$	192,000
Housing Finance System (SFH)		26,378		11,934		79,809		3,777		858
Downstream merger obligations	R$	18,028	R$	5,372	R$	5,279	R$	5,186	R$	2,191

Total	R$	295,444	R$	30,236	R$	13,196	R$	56,963	R$	195,049

Debenture Program

We issued a single series of our debentures on February 15, 2001. This first public offering of the debentures comprised 5,000 debentures with a nominal value of R$10,000.00 each, corresponding to a total of R$50 million. The debentures were subject to the payment of annual interest corresponding to 100% of the Inter-financial Deposit Certificate (Certificado de Depósito Interfinanceiro), or CDI rate, calculated from the relevant subscription date, plus a 1.3% annual spread. All of these debentures were repaid on their maturity date, February 15, 2004 and there is no debenture outstanding under this issuance.

Our first debenture program was approved by and registered with the CVM on April 29, 2005. This enabled us to make public offerings of non-convertible debentures, secured on property and/or with guarantees subordinated to our general creditors. The offer of debentures through the program was limited to a maximum value of R$200 million.

On April 29, 2005 we issued R$64 million aggregate principal amount of debentures due March 1, 2009 under our first debenture program. This second issuance of our debentures comprised 6,400 nominal, non-convertible debentures with a face value of R$10,000.00 each and are guaranteed by certain real estate credit rights held by us. The debentures provide for the payment of annual interest corresponding to 100% of the CDI rate, calculated from the subscription date, plus a 2.85% annual spread. As of December 31, 2006, there was no outstanding balance under this second issuance.

On December 1, 2005 we issued R$112.5 million aggregate principal amount of debentures due December 1, 2010 under our first debenture program. This third issuance comprised 11,250 nominal, non-convertible debentures with a face value of R$10,000.00 each and guaranteed by certain real estate credit rights held by us. The debentures provide for the payment of annual interest corresponding to 100% of the CDI rate, calculated from the date of issuance, plus a 2% annual spread. As of December 31, 2006, there was no outstanding balance under this second issuance.

On September 29, 2006, our second public offering of debentures was approved by the CVM. Under the second debenture program we can issue up to R$500.0 million in debentures that are not convertible into shares. The debentures are subordinated, and may be secured or unsecured.

On September 29, 2006, we issued one series of debentures under the second debenture program for R$240.0 million aggregate principal amount due September 1, 2011. This is our fourth issuance which consists of 24,000 nominal, non-convertible debentures with a face value of R$10,000.00 each with subordinated guarantees. The debentures provide for the payment of annual interest corresponding to 100% of CDI rate, calculated from the date of issuance, plus a 1.3% annual spread (based on a 252 business-day year).

The first issuance under the second debenture program provides that the following indices and limits be calculated on a semi-annual basis by the trustee based on our consolidated financial statements, drawn-up according to Brazilian GAAP, that we file with the CVM: (1) total debt minus SFH debt minus cash does not exceed 75% of shareholders’ equity; (2) total receivables plus post-completion inventory is equal to or greater than 2.0 times total debt; and (3) total debt minus available funds is less than R$1.0 billion, as adjusted for inflation, where:

•	available funds is the sum of our cash, bank deposits and financial investments;

•	SFH debt is the sum of all our loan agreements that arise from resources of the SFH;

•	total receivables is the sum of our short and long-term “development and sale of properties” accounts, as provided in our financial statements;

•	post-completion inventory is the total value of units already completed for sale, as provided on our balance sheet; and

•	total debt is the sum of our outstanding debt, including loans and financing with third parties and fixed income securities, convertible or not, issued in local or international capital markets.

Our indenture under the debenture program contains various covenants including, among other things:

•	limitations on our ability to incur debt;

•	limitations on the existence of liens on our properties;

•	limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm’s-length transaction; and

•	maintenance of certain financial ratios calculated based on Brazilian GAAP.

As of the date of this prospectus, we are in compliance with these covenants.

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. On December 31, 2006, the interest rates on these loans generally varied between 12.0% and 14.0% per annum, plus TR (Taxa Referencial), and the loans generally mature through December 2009. As of November 30, 2006, the interest rate on our SFH loans was TR plus 12% per annum. See “Indebtedness.” This financing is secured by mortgages on property and by security interests on the receivables from clients. On December 31, 2006 we had 9 loan agreements in effect, with a balance of R$26.4 million. At the same date we also had 15 financing agreements with SFH, the funds of which were not released and will not be released until the completion of the developments to which they are related.

Bank Credit Certificates

In November 2004, we issued, through one of our subsidiaries, Gafisa SPE-33 Ltda., 45 bank credit certificates with a value at the time of issue of approximately R$24.1 million, at an interest rate of 14.2% per annum, plus INPC, due to mature in 60 months with a 12-month grace period followed by 48 equal amortization installments. These bank credit certificates are secured by the pledged quotas of Gafisa SPE-33 Ltda.

Financing Granted by the BNDES

In January 2003, we entered into an agreement with the BNDES in the approximate amount of R$0.7 million to finance the purchase of our information technology system. This unsecured financing matures in January 2007 and carries an interest rate of 11.0% per annum, plus the Long Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP.

Contractual Obligations

The table below presents the maturity of our significant contractual obligations, as of December 31, 2006, which comprises loans and financing, debentures, developments and purchase of properties. The table does not include deferred income tax liability and obligations with operating leases, assignment of credits payable, other accounts payable or costs to be incurred on the units not yet sold.

	Maturity Schedule
	Total		2007		2008		2009		2010 and thereafter
	(in thousands)
Loans and financing	R$	44,406	R$	17,306	R$	15,088	R$	8,963	R$	3,049
Debentures		251,038		11,038		—		48,000		192,000
Interest(1)		132,449		30,887		36,120		33,887		31,555
Real estate development obligations(2)		470,839		456,560		8,135		6,144		—
Obligations for purchase of land		126,430		120,239		5,572		321		298
Obligations for purchase of Alphaville		182,000		—		—		—		182,000

Total		1,207,162		636,030		64,915		97,315		408,902

(1)	Estimated interest payments are determined using the interest rate at December 31, 2005. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.
(2)	Including obligations not reflected in the balance—CFC Resolution No. 963.

We also made provisions for contingencies in relation to labor and civil lawsuits. These contingencies are recorded in “other accounts payable” and were R$4.2 million as of December 31, 2006.

Pursuant to Brazilian GAAP, and since the adoption of CFC Resolution No. 963, the total costs to be incurred on the units launched but not sold are not recorded on our balance sheet. Our obligations recognized as liabilities until December 31, 2003 refer exclusively to the estimated costs related to units sold. Costs to be incurred on the units not yet sold are not recorded on our balance sheet. As of December 31, 2006, the amount of “real estate development obligations” related to units launched but not sold was R$292.2 million.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or significant transactions with unconsolidated entities not reflected in our consolidated financial statements. All of our interests in and/or relationships with our subsidiaries or jointly-controlled entities are recorded in our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risks

We are exposed to market risks arising from the normal course of our business. These market risks mainly involve the possibility that changes in interest rates may impact the value of our financial liabilities. See “Risk Factors—Risks Relating to Our Business and to the Brazilian Real Estate Industry” and “Risk Factors—Risks Relating to Brazil.”

Interest rates

Our revenues and profitability are affected by changes in interest rates due to the impact that these changes have on our interest expenses relating to our variable interest rates debt instruments and on our purchase and sale contracts and on our interest income generated from our financial investments.

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2006. Amounts generally approximate their fair values.

	As of December 31, 2006
	Expected Maturity Date
	Total	2007	2008	2009	2010 and later	Principal Index(1)
(In accordance with Brazilian GAAP)	(in millions of R$)
Liabilities:
Loans, financing and debentures
Debentures	251,038	11,038	—	48,000	192,000	CDI
Loans and financing	18,028	5,372	5,279	5,186	2,191	TR
Loans and financing	26,378	11,934	9,809	3,777	858	IGPM
Interest	132,449	30,887	36,120	33,887	31,555	—
Total loans and financing	427,893	59,231	51,208	90,850	226,604	—
Real estate development obligations(2)	470,839	456,560	8,135	6,144	—	INCC
Obligations for purchase of land	126,430	120,239	5,572	321	298	—
Obligations for purchase of Alphaville	182,000	—	—	—	182,000	—

Total	1,207,162	636,030	64,915	97,315	408,902	—

Assets:
Cash, bank and financial investments:
Cash and bank	45,231	45,231	—	—	—	—
Financial investments (current and non-current)	220,928	220,928	—	—	—	CDI
Receivables from clients	—	—	—	—	—	—
Receivables from clients(2)	158,031	71,344	26,119	16,902	43,666	IGP-M
Receivables from clients(2)	1,161,778	467,197	274,250	206,804	213,528	INCC
Total client receivables	1,319,808	538,541	300,369	223,706	257,194	—

Total	1,585,967	804,699	300,369	223,706	257,194	—

(1)	See notes 9 and 10 to our consolidated financial statements for information about the interest rates on our loans, financing and debentures.
(2)	Includes obligations and receivables arising from units sold after January 1, 2004 for which balances have not been recorded in our balance sheet—CFC Resolution No. 963.

We borrow funds at different rates and linked to different indices in order to try to match the financing that we provide to some of our clients. The mismatch between rates and terms on our funds borrowed and the financing we provide may adversely affect our cash flow. We constantly monitor and evaluate the impact of indexation on our assets and liabilities. If we anticipate the possibility of an interest rate mismatch between our assets and obligations, we may use derivative financial instruments in order to hedge against the risk that arises from interest rate variations. On December 31, 2006, we did not have any derivative instruments in place or recorded on our balance sheet.

Foreign Exchange Rate

Because we do not currently have any debt or other obligations in foreign currencies, we are not directly exposed to foreign exchange fluctuation.

U.S. GAAP Reconciliation

We prepare our financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Our net income, in accordance with Brazilian GAAP, was R$46.1 million and R$30.7 million, in 2006 and 2005, respectively. Under U.S. GAAP, we would have reported a net income of R$24.8 million and R$34.4 million, in 2006 and 2005, respectively.

Our shareholders’ equity, in accordance with Brazilian GAAP, was R$814.1 million as of December 31, 2006, R$270.2 million as of December 31, 2005 and R$146.5 million as of December 31, 2004. Under U.S. GAAP, we would have reported shareholders’ equity of R$795.3 million as of December 31, 2006 and R$290.6 million as of December 31, 2005.

The following items generated the most significant differences between Brazilian GAAP and U.S. GAAP in determining net income and shareholders’ equity:

•	discounting of accounts receivable;

•	deferred selling expenses;

•	capitalized interest;

•	share issue costs;

•	minority interest;

•	effects of deferred taxes on the differences above; and

•	stock option plan.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income in 2006 and 2005 and shareholders’ equity as of December 31, 2006 and 2005, see note 19 to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY AND REGULATORY OVERVIEW

General

The Brazilian real estate sector is characterized by cyclical performance influenced by the domestic macroeconomic environment. Current demand, financing availability, population growth and income contribute to the strength of the real estate market.

Macroeconomic Environment

The Brazilian real estate sector is characterized by cyclical performance influenced by various macroeconomic factors. Demand for housing, the availability of financing and growth in population and incomes are, among others, factors that influence the performance of the real estate market.

Since 1994, Brazil’s ability to control inflation has contributed to the country’s economic recovery (particularly at the lower income level) and allowed Brazil to assert itself more effectively into the global economic context. For example, during the second half of the 1990s, policies that promoted economic liberalization and privatization of public services facilitated a significant influx of foreign investment. This environment generated pressure among the Brazilian financial and business communities to encourage responsible and transparent public management, promoting economic stability. In general, the current and previous presidential administrations have adopted comparatively austere economic policies, characterized by increased independence on the Central Bank, transparency and control over public accounts. Another significant effect of Brazil’s heightened international profile and economic stability was an increase in the competitiveness of various economic sectors, with a notable improvement in standards of corporate administration and governance. This pattern, along with favorable conditions in the global economy, have contributed to improved economic indicators in Brazil, such as the increase in the current account surplus which, according to the Central Bank, amounted to 1.8% of Brazil’s GDP in 2005. Another positive effect has been a decrease in inflation, as measured by the Índice Nacional de Preços ao Consumidor Amplo (Extended National Consumer Price Index), or IPCA, which decreased from 9.3% for 2003 to 3.14% for the 12 months ended December 31, 2006. These factors also contributed to improvements in Brazil’s country risk, which is currently at one of its lowest historical levels, as measured by the Emerging Markets Bond Index Plus (EMBI+), calculated by JP Morgan Chase, decreasing from 376.007 points on December 31, 2004 to 308.468 points on December 31, 2005 and again to 189.844 points on December 31, 2006. These improvements have increased the predictability of trends in the Brazilian real estate industry, as well as the level of domestic and foreign investment in the sector. We believe that these indicators permit a reasonable expectation of gradual and continuing improvement, which has been recently reflected in a reduction in interest rates and an increase in the availability of credit, as indicated in the charts below. According to the Central Bank, as of December 31, 2003, financing from the Sistema Financeiro Nacional (National Financial System), or SFN, totaled 25.3% of the GDP, while as of December 31, 2006, total credit available from the SFN amounted to 31.4% of the GDP.

In addition, recent economic stability in Brazil has had a positive impact on various socio-economic indicators, resulting in a decrease in social inequality and an increase in purchasing power. According to IBGE’s September 2004 Pesquisa Nacional por Amostra de Domicílios (National Domicile Sampling Survey), or PNAD, Brazil’s GINI index, which measures the concentration of income among different socio-economic groups within the country, was calculated as 0.535 in 2004, one of the lowest GINI indexes recorded in Brazilian history (where 0.0 indicates perfect equality and 1.0 indicates absolute inequality). According to the same source, in 1993, the GINI index was at 0.571 and has been decreasing ever since. In addition, the PNAD reports that the percentage of lower-income Brazilians (defined as those qualifying for the Bolsa-Família (Family Grant) program, a subsidy program sponsored by the Brazilian federal government that grants money to lower-income households) dropped from 37% in 2001 to 23.1% in 2004.

Most recently, the Brazilian Finance Ministry announced in September 2006 a new housing incentive package intended to spur growth in Brazil’s housing sector. The general terms of this incentive package were approved in a provisional measure (Medida Provisória). The tax terms of this incentive program, however, were approved in Decree No. 6,006, on December 28, 2006.

Brazilian Law provides that a provisional measure has the force of law but that the national Congress must convert a provisional measure into law within sixty days, which may be extended once for another sixty days or it will be ineffective. As of the date of this prospectus, this provisional measure is valid and in place. However, as the national Congress has not yet converted the provisional measure into law and such a conversion may not occur at all, it is possible that the non-tax aspects of the incentive package may become ineffective at any time after the date of this prospectus.

The significant features of this incentive package include:

•	fixed interest rates on mortgages – the new measure gives banks the option to charge fixed interest rates on mortgages;

•

payroll deductible mortgages – currently payroll deductible loans are not applicable to mortgages. The new measure allows for payroll deductible mortgage loans to be available to employees of both public and private entities;

•

new construction credit lines – an additional R$1 billion offered by CEF was approved in this new package. However, there are two limitations to this new credit line: 1) the credit line allows finance of up to 85% in a given project and 2) it is limited to 60% of the sales value of a given project; and

•	a 50% tax cut on Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI.

Real Estate Demand

The size of the Brazilian real estate market is significant compared with other markets in Latin America. The country has a young and growing population and the annual demand for properties is 1.2 million units against an annual supply of only 900,000 units. According to Fundação João Pinheiro, a research institute related to the government of the Brazilian state of Minas Gerais since 1969, 82.5% of the 7.2 million unit deficit in the Brazilian homebuilding market represents low income families (families making less than three times the minimum wage). As of December 31, 2006, the monthly minimum wage was R$350.

Despite this high demand, the construction and real estate development markets have not grown significantly, especially in low-income areas. Although Brazilian GDP has increased approximately 2.3% per year and population has increased approximately 1.6% per year over the last ten years, there has been a shortage of available credit in the construction sector. Lack of credit has been compounded by high interest rates on long-term financing, making it difficult for many people to afford new homes.

The table below shows the most recent available data on estimated housing deficit at different levels of income in different regions of the country:

	Housing deficit per income bracket (income is measured by minimum wage multiplier)
Geographic region	Up to 3	3 – 5	5 – 10	10 +	Total
	(in thousands of units)
North	704	81	48	16	849
Northeast	2,603	157	66	26	2,851
South	1,805	269	192	75	2,342
Southeast	532	78	50	19	679
Midwest	411	47	31	14	502

Total	6,055	632	386	149	7,223

Source: Fundação João Pinheiro.

In 2006, the real estate market showed signs of strengthening. According to the ABECIP, financing from commercial banks for the sector increased by approximately 96% over 2005, indicating that commercial banks are lending beyond the measures taken by the Central Bank, which forced banks to increase the size of their real estate credit portfolios. As a result, competition increased, rates were reduced and longer loan terms became available.

The table below shows real estate sector credit volume:

	Units Financed		Volume Financed
	Number of units	Variation on prior year (%)	Financed volume (in millions)		Variation on prior year (%)
2001	35,768	(1.6)	R$	1,870	(2.4)
2002	28,902	(19.2)		1,768	(5.4)
2003	36,446	26.1		2,217	25.4
2004	53,787	47.6		3,000	35.3
2005	61,121	13.6		4,852	61.7
2006	115,532	89.0		9,486	95.5

Source: Central Bank

Real Estate Market

Brazil is divided geographically into five regions: South, Southeast, Midwest, North and Northeast. These regions have significantly different characteristics in terms of population, population density, economic activities, demand for housing and market size. The largest metropolitan regions, such as São Paulo, Rio de Janeiro and Belo Horizonte, can be further divided into sub-regions with different characteristics and demand drivers due to factors such as land availability, household income and consumer profile.

The table below contains certain data for residential developments in the markets we operate in 2006 (the most recent data available):

Metropolitan Areas	Market size (in R$)
São Paulo(1)	11,513,000
Rio de Janeiro(1)	2,887,000
Porto Alegre(2)	800,000
Recife(2)	600,000
Fortaleza(2)	350,000
Salvador(2)	700,000
Curitiba(2)	400,000
Belém(2)	250,000
Goiânia(2)	400,000
Manaus(2)	400,000
Vitóría(2)	400,000
Maceió(2)	340,000
Cuiabá(2)	150,000

Total	19,190,000

(1)	Source: Secovi, Embraesp and Ademi.
(2)	Based on management’s estimates according to its market research.

Metropolitan São Paulo

According to SECOVI’s most recent annual report, in 2006, construction began on 34,427 units, representing R$11.5 billion in investment, an increase of 2.0% in the number of units launched and 27.2% in the amount invested, compared to 2005 figures. This represented the best performance in the real estate market in São Paulo in the last five years. The number of units sold was higher than the number of units built, reflecting the sales of units built but not sold during 2005.

The tables below contain the most recent data available for residential developments between 1999 and 2006, as well as the average sales prices for the periods:

Year	New residential developments (projects)	New residential developments (units)	Average sale price (m2)(1)(2)	Average sale price (m2)(2)(3)
1999	319	32,946	861	478
2000	448	37,963	996	511
2001	421	32,748	975	422
2002	478	31,545	1,416	400
2003	533	34,938	1,254	434
2004	479	27,143	1,410	531
2005	431	33,748	2,715	1,160
2006	653	34,427	2,809	1,313

Source: EMBRAESP.

(1)

The average sale price per square meter (m2) is calculated by taking the total sale price per unit and dividing by the total area of the unit measured in square meters (defined as the total inhabitable area of the unit, plus any share of collective areas within the property).

(2)	One square meter is equal to approximately 10.76 square feet.
(3)	The amounts in U.S. dollars are calculated based on the exchange rate as of the last business day of each year.

Metropolitan Rio de Janeiro

According to ADEMI-RJ, the number of units launched in 2006 reached 7,449, amounting to R$2.8 billion, a decrease of 15.7% in the number of units launched and an increase of 21.7% in the total sales value launched as compared to the prior year.

The table below contains the most recent data available for residential developments between 1999 and 2006, as well as the average sale price for the periods:

Year	New residential developments (projects)	New residential developments (units)	Average sale price (m2)(1)(2)		Average sale price (m2)(2)(3)
1999	10	838	R$	2,217	US$	1,231
2000	13	1,860		2,612		1,339
2001	42	3,656		2,898		1,254
2002	56	4,517		2,639		745
2003	113	8,287		3,141		1,086
2004	91	7,162		3,276		1,231
2005	79	8,832		2,824		1,206
2006	70	7,449		2,887		1,350

Source: ADEMI-RJ.

(1)

The average sale price per square meter (m2) is calculated by taking the total sale price per unit and dividing by the total area of the unit measured in square meters (defined as the total inhabitable area of the unit, plus any share of collective areas within the property).

(2)	One square meter is equal to approximately 10.76 square feet.
(3)	The amounts in U.S. dollars are calculated based on the exchange rate of the last business day of each year.

Brazilian Government and Real Estate Sector Regulations

The real estate sector is directly regulated by the Brazilian government and is indirectly impacted by the government’s regulations on the availability of credit. Regulations include development policies, zoning restrictions and environmental laws which can determine the availability of different products offered in the market. For example, city master plans restrict the types of real estate developments that can be constructed in a given area. The New Brazilian Civil Code, or the NBCC, and Law No. 10,257 of July 10, 2001 (Estatuto da Cidade) govern development policies. Due to the importance given to real estate transactions, transfers by deed between two parties require the fulfillment of certain legal formalities, such as the registration of the transfer of title with the Real Estate Registry Office. The process of registration with the Real Estate Registry Office (Registro Imobiliário) is regulated by the Brazilian Law of Public Registers (Lei de Registros Públicos).

As a general rule, the NBCC requires that the sale of real estate properties, as well as the assignment, transfer, change or waiver of rights on real estate properties, be carried out by means of a public deed, except in certain cases, such as when the Real Estate Finance System (Sistema Financeiro Imobiliario), or SFI, or the SFH, are involved. The intention of this rule is to increase the security of property transfers.

Real Estate Development

Real estate development activities are regulated by Law No. 4,591 of December 16, 1964, as amended, or Law No. 4,591. The main duties of a developer are to: (1) obtain all required construction approvals and authorizations from the proper authorities; (2) register the development with the Real Estate Registry Office

(without registration, the developed units cannot be sold); (3) indicate in the preliminary documents the deadline for the developer to withdraw from the development; (4) indicate in all advertisements and sales contracts the registration number of the development with the Real Estate Registry Office; (5) oversee the construction of the project established by the contract which must be in accordance with the approval granted by the authorities; (6) deliver to the final owner the completed units, in accordance with the contractual specifications, and transfer to the final owner the title of the unit by signing the final sale deed; and (7) provide construction blueprints and specifications along with the joint ownership agreement to the proper Real Estate Registry Office. The final owner is obligated, in turn, to pay the price related to the cost of the land and the construction.

The construction of the real estate units may be contracted and paid for by the developer or by the final owners of the units. Brazilian law provides for two pricing methods in real estate development: (1) construction under contract and (2) construction under a system of management. In construction under contract, the contracting parties will either set a fixed price, stipulated before the construction begins, or agree on an adjustable price pegged to an index determined by the contracting parties. In construction under a system of management, an estimated price is agreed upon by the contracting parties, but no fixed final price is provided at the beginning of the construction process. The actual amount that purchasers of the units pay depends on the monthly costs of the developer or contractor.

Land Subdivisions

Land subdivisions consist of subdivisions of land parcels into building lots, and the construction of new roads and other infrastructure. The Land Subdivision Act governs land subdivisions and establishes, among other things, the planning and technical requirements for this form of land parceling and the obligations of the developers, and also provides for fines and sanctions in the event of violation of its provisions.

Under the Land Subdivision Act, land subdivisions are intended for the creation of lots in urban areas or urban expansion zones, as defined by the planning director or approved by municipal law.

For the construction of land subdivisions, the developer must proceed through the following steps: (i) prior to developing the land subdivision plan, it must request the municipality in which the development will be located to issue directives on land-use policies, the delineation of lots, road and street systems and areas reserved for municipal or community properties; (ii) pursuant to the directives issued by the municipality, it must develop a plan for the proposed land subdivision and present it to the municipality for approval, including the plans, designs, descriptions, and schedule for performance of the work, among other documents; and (iii) after approval for the land subdivision project is obtained, it must be submitted for recording in the property registry of the appropriate Real Estate Registry Office within 180 days.

In addition to the approval of the project by the municipality in which the development will be located, the approval of other governmental bodies may be necessary in cases where the land subdivision: (i) is located in an area of particular interest, such as a protected cultural heritage site, as defined by state or federal legislation; (ii) is located in the boundary area of a city, belongs to more than one municipality, or is in a metropolitan region as defined in state or federal law; or (iii) has an area greater than 1,000,000 m², in which case the state where the development will be located will be responsible for reviewing and approving it prior to the approval by the municipality, and will also determine the regulations to which the development must be subject.

The legal requirements for the approval of the land subdivision by a municipality include: (i) the developer must preserve at least 35% of the land used for residential communities as open spaces for public use and for municipal or community properties; (ii) each lot must have a minimum area of 125 m² and the distance between the building and the street must be at least five meters; and (iii) the developer must reserve 15 meters of land on either side of running or still water and of strips of public domain land for roads and highways.

The Land Subdivision Act also sets forth locations where subdivisions are not permitted, such as: (i) on wetlands and those subject to flooding, until measures have been taken to assure water drainage; (ii) on land that has been filled with material that is a public health hazard, unless previously cleaned up; (iii) on land that has a slope equal to or greater than 30 degrees, unless the requirements of the appropriate authorities have been met; (iv) on lands where geological conditions make buildings inadvisable; and (v) in ecological preserves or areas where pollution creates unacceptable sanitary conditions, until corrected.

In order to offer greater security to the property market, the Land Subdivision Act prohibits the sale or promise of sale of any lot that is the result of a subdivision where the developer has not previously obtained approval by the appropriate municipality and the development has not been recorded with the respective Real Estate Registry Office.

Assets for Appropriation (Patrimônio de Afetação)

Law No. 4,591 provides for certain protection of real estate assets. Accordingly, such protected assets are segregated from other properties, rights and obligations of the developer, including other assets previously appropriated, and such appropriated assets can only be used to guarantee debts and obligations related to the respective development. The appropriated assets are considered bankruptcy free and will not be affected in the event of bankruptcy or insolvency of the developer. In the event of a bankruptcy or insolvency of the developer, joint ownership of the construction may be instituted by a resolution of the purchasers of the units or by judicial decision. The joint owners of the construction will decide whether the project will proceed or the assets appropriated will be liquidated. Developers may also opt to submit a project to appropriation in order to benefit from a special tax system. Under this system, land and objects built on the land, financial investments in the land, and any other assets and rights with respect to the land are considered to be protected for benefit of the construction of that development and the delivery of the units to the final owners, and are thus separate from the remaining assets of the developer.

We have not yet utilized the appropriation system for any of our real estate developments. We prefer to use our subsidiaries and our jointly-controlled entities for each specific real estate development. Our subsidiaries and jointly-controlled entities allow us to borrow funds by segregating the credit risk taken on by the financial institutions.

Credit Policy Regulations

The real estate sector is highly dependent on the availability of credit in the market, and the Brazilian government’s credit policy significantly affects the availability of funds for real estate financing, thus influencing the supply and demand for properties.

Housing Finance System (SFH)

Law No. 4,380 of August 21, 1964, as amended, created the SFH to promote the construction and ownership of private homes, especially for low income earners. Financing resources under the SFH’s control are provided by the Government Severance Indemnity Fund for Employees (Fundo de Garantia por Tempo de Serviço), or FGTS, and from savings account deposits. The FGTS imposes a mandatory 8% employee payroll deduction on all employees in Brazil. Employees maintain FGTS accounts, which are similar to pension funds, and are allowed to use the funds in the accounts for the acquisition of real estate property under certain circumstances, as set forth by applicable law. The Caixa Econômica Federal, or the CEF, is the agency responsible for managing the funds deposited in the FGTS. The amount of the FGTS funds that an employee may use to finance the acquisition of a real estate property is limited to (1) the lower of R$55 thousand or 60% of the real estate price for units under construction; and (2) the lower of R$245 thousand or 70% of the real estate price for units already built. In both cases, the beneficiary must (i) be resident in the city where the property is located, (ii) not have any other property in the city where the property will be financed and (iii) pay the FGTS. The unemployed also has access to the FGTS to purchase real estate property, but the beneficiary must (i) be a resident in the city where the property is located, (ii) not have any other property in the city where the property will be financed and (iii) have funds on the FGTS account (where the 8% payroll deduction was deposited while employed).

Financings that originate from savings account deposits in the entities comprising the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo), or SBPE, are regulated by the Central Bank. Such financings can be obtained through the SFH, which is strictly regulated by the Brazilian government, or through the mortgage portfolio system, where banks are free to set the financing conditions. SFH financing offers fixed interest rates lower than the market rates, capped at 12% per year, and SFH financing contract terms vary between 15 and 20 years. The mortgage portfolio system financing offers market interest rates as determined by the financial institutions, generally varying between 12% and 14% per year.

CMN Resolution No. 3,347 of February 8, 2006, as amended, or Resolution No. 3,347, provides for the allocation of the funds deposited in savings accounts in the entities comprising SBPE and states that the following conditions must be met for SFH financing: (1) loans, including principal and related expenses, are limited to R$245,000; (2) the maximum sale prices for the units financed is R$350,000; (3) the maximum actual cost for the borrower, which includes charges such as interest, fees and other financial costs, except insurance, may not exceed 12% per year; and (4) in the event of an outstanding balance at the end of the financing term, such term will be extended by half of the initial term.

SFH financings need to be secured by at least one of the following: (1) a first mortgage over the unit that is being financed; (2) a conditional sale (alienação fiduciária) over the unit that is being financed, as prescribed by Law No. 9,514/97; (3) a first mortgage or conditional sale, as determined by Law No. 9,514/97, of other property of the borrower or a third party; or (4) some other guarantee, as established by the financing agent. SFH funds are only released upon the formalization of one of these methods of guaranteeing the loan.

The federal government has recently announced changes in the regulations on financing and construction in order to promote growth in the real estate market. Among the measures announced are: (1) financial institutions have the option to grant financing with previously fixed rates; (2) lenders have the option of excluding the TR index (Taxa Referencial) from the financing and applying only the limit of 12% per year; (3) allowing financing installment payments to be directly deducted from a borrower’s wage; (4) establishing a new credit program from CEF – Caixa Econômica Federal to real estate developers; (5) reducing the Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI, for products utilized in the construction segment.

Mortgage Portfolio

While a large portion of the funds in the deposits in saving accounts are allocated to SFH, some of the funds are allocated to loans granted at market rates. CMN Resolution No. 3,005 of July 30, 2002, before the enactment of Resolution No. 3,347, increased the financing of new real estate projects from R$2 billion in 2003 to R$3 billion in 2004 and established that at least 65% of these deposits should be used for real estate financing, with a minimum of 80% of the financing going to housing loans under the SFH and the remaining balance for loans granted at market rates which are usually higher than in SFH loans, including mortgage portfolio used by banks for the concession of housing loans.

In early 2005 the Brazilian government took a number of measures to better regulate the use of the funds raised in savings account deposits in order to promote growth of the real estate sector, these measures included: (1) cancellation of payment to the Central Bank of funds not invested in real estate financing in January, February and March; (2) creation of a real estate interbank deposit market to allow financial institutions with excessive investments in real estate to trade with financial institutions that has capacity for more real estate credits; (3) increase of the operating limits of the SFH to R$350,000 and the maximum financing amount to 70% of this amount, or R$245,000; (4) review of the factors used in the calculation guidelines of the SFH in order to stimulate financing for the acquisition of new real estate properties at a low cost, applicable as of January 1, 2005; and (5) authorization for the SFH to provide financing to legal entities for the construction of development projects for their employees, provided that such entities follow all SFH guidelines. These changes have significantly increased the funds available for investments in the Brazilian real estate sector.

We believe that these recent modifications implemented by the Brazilian government have and will continue to significantly increase the availability of resources for investment in the real estate market in 2006.

Real Estate Finance System (SFI)

The SFI was created by Law No. 9,514 of November 20, 1997, as amended by Law No. 10,931 of August 2, 2004, or Law 9,514, to establish assignment, acquisition and securitization criteria for real estate credits. The system seeks to develop primary (loans) and secondary (trading of securities backed by receivables) markets for the financing of real estate properties by creating advantageous payment conditions and special protection of creditors’ rights. The SFI supervises real estate financing transactions carried out by savings banks, commercial banks, investment banks, real estate credit portfolio banks, housing loan associations, savings and loan associations, mortgage companies and other entities approved by the CMN. SFI real estate credits may be freely negotiated by the parties, under the following conditions: (1) the amount loaned and the related adjustments must be fully reimbursed; (2) interest must be paid at the rates established by the contract; (3) interest must be capitalized; and (4) borrowers must purchase life and permanent disability insurance.

Real estate sales, rental, or other property financing in general, can be negotiated with non-financial institutions under the same conditions permitted by authorized entities under the SFI. In these cases, non-financial entities are authorized to charge capitalized interest rates greater than 12% per year.

The following types of guarantees are applicable to loans approved by the SFI: (1) mortgages; (2) fiduciary assignment credit rights resulting from sales contracts; (3) guarantee of credit rights resulting from contracts of sale or promise of sale of property; (4) conditional sale of property; and (5) rent.

Law No. 9,514 also reformed securitizations of real estate assets, making them less expensive and more attractive. The securitization of credits in the context of the SFI is made through real estate securitization companies, non-financial institutions formed as joint stock companies whose objective is to acquire and securitize real estate credits. Funds raised by the securitizing companies can be made through the issuance of debentures or notes, or the creation of a new type of Real Estate Receivable Certificates (Certificados de Recebíveis Imobiliários), or CRIs. According to applicable law, CRIs are nominative credit securities issued exclusively by securitizing companies, backed by real estate credits, freely negotiated, and payable in cash. CRIs tend to have the following characteristics: they are issued in book-entry form, they may have fixed or floating interest rates and can be paid in installments, they may contain adjustment provisions, they are registered and traded through centralized systems of custody and financial settlement of private securities and they can be secured by the assets of the issuing company.

Municipal Legislation

Municipal planning is regulated by articles 182 and 183 of the Federal Constitution and by Law No. 10,257 of July 10, 2001 (Estatuto da Cidade). Law No. 10,257 provides, among other things, for the establishment of (i) rules for the parceling, use and occupation of tracts of land in each municipality for the collective welfare and environmental balance of the community; and (ii) a master plan (the “Master Plan”), which shall be reviewed every 10 years.

The Master Plan is the guiding tool used to plan developments in the urban areas of each municipality and is used as a reference by all public and private agents acting within the municipality. It establishes the strategic goals and general guidelines for urban construction, the objectives and guidelines for differentiated areas of planning and the instruments for their deployment.

We set out below certain details of the laws governing the municipal planning of the two major cities in which we operate, São Paulo and Rio de Janeiro:

São Paulo Municipality

City laws govern the zoning, construction, parceling, use and occupation of land in the municipality of São Paulo. They set forth technical and urban planning requirements for parceling, and provide that the division, subdivision or segregation of tracts of land are subject to the prior approval of the São Paulo municipal government. Moreover, the zoning laws describe the types of permissible uses for the land and their respective characteristics, by dividing São Paulo into areas of use with fixed locations, limits and boundaries. They also provide for fines and sanctions for noncompliance.

Municipal Law No. 13,430 of September 13, 2002, approved the master plan and created the Planning System of the municipality of São Paulo. In addition, Law No. 11,228 of June 25, 1992, approved the Code of Works and Construction, regulated by Decree 32,329 of September 23, 1992, which governs administrative and executive procedures and sets forth the rules to be followed in the planning, licensing, execution, maintenance and use of public works and construction within properties in the municipality of São Paulo, and provides for sanctions and fines applicable in cases of non-compliance with these rules.

Rio de Janeiro Municipality

Decree 322 of March 3, 1976, of the municipality of Rio de Janeiro, and Decree “E” 3,800 of April 20, 1970, of the then State of Guanabara, jointly created the municipality’s Zoning Regulation, Land Parceling Regulation and Construction Regulation. These regulations control the use of the municipality land, including urban zoning, use of properties, development of construction sites and conditions for the use of each zone in the municipality. The Ten-Year Master Plan of the municipality, approved pursuant to Supplementary Law 16 of June 4, 1992, establishes rules and procedures related to urban policy of the municipality, determines guidelines, provides instruments for its execution and defines area policies and their related programs, aiming at meeting the social needs of the city.

Environmental Issues

Environmental Licenses and Authorizations

Brazilian environmental policy requires environmental licenses and permits for the construction of development projects. This procedure is necessary for both initial constructions and improvements of existing developments, and the licenses must be periodically renewed. The Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or the IBAMA, is responsible for granting such licenses in regional developments affecting the environment or construction sites that the Brazilian government owns or in which it has an interest. In other cases, state entities are responsible for granting such environmental licenses.

The environmental licensing process is comprised of three stages: initial license, construction license and operational license. The licensing process imposes a fee of at least 0.5% of the total cost of construction for all projects significantly affecting the environment and constructed since July 2000. If an environmental license is mandatory for a project, failure to obtain such a license is an environmental crime, and is subject to injunctions from continuing the development activities and fines of up to R$10 million. The construction, maintenance and sale of our projects may be hampered or halted by delays in or a failure to receive the applicable licenses, or by our inability to meet the requirements set forth in the licenses or otherwise established by the environmental authorities.

The construction of real estate developments often requires land moving activities, and in many cases, the cutting down of trees. These activities may require prior authorization of the relevant environmental authorities. As conditions to granting these authorizations, the relevant environmental authorities may require the licensees to plant new trees or acquire forests to repair the areas affected. Unauthorized activity in these protected areas or the cutting down of protected trees are environmental crimes, and could also result in administrative and legal penalties or other liabilities.

Solid Residues

Brazilian environmental legislation regulates the treatment of solid residues, including those arising from construction. A violation of these regulations could result in penalties. See “—Environmental Responsibility.”

Contaminated Areas

We develop and construct projects in several states within Brazil. Each state member has its Environmental Secretary and/or Environmental Agency. The São Paulo State Secretary of Environment (Secretaria de Estado do Meio Ambiente de São Paulo), or the SMA, and the Environmental Sanitation Technology Company (Companhia de Tecnologia de Saneamento Ambiental), or CETESB, are the principal environmental regulatory entities of the State of São Paulo, and they have adopted procedures with regard to the management of contaminated areas, including the creation of environmental standards to preserve the quality of land and underground water. In addition, the Rio de Janeiro State Secretary of Environment (Secretaria de Estado do Meio Ambiente e Desenvolvimento Urbano do Rio de Janeiro) and the State Environmental Foundation, or FEEMA, also maintain quality standards established by CONAMA Resolutions. Other member states have similar requirements. Non-compliance with the guidelines established by the environmental and health entities may result in criminal as well as administrative and legal penalties. Moreover, the owners of properties may be required to pay for costs relating to any contaminated soil or groundwater at their properties, even if they did not cause the contamination.

To ensure that we will be able to comply with these and other environmental requirements, we conduct investigations of all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, waste substances, springs, trees, vegetation and the proximity of the real estate property to permanent preservation areas, and we work towards ensuring the proper solutions to any environmental issues given the relevant requirements of law.

Environmental Responsibility

The Brazilian environmental legislation establishes criminal, civil and administrative penalties for individuals and legal entities carrying out activities considered to be environmental infringements or crimes, independent of the obligation to repair any environmental damage. The penalties to which we may be subject as a result of environmental crimes and infringements include the following:

•

the imposition of fines that, at the administrative level, may amount to R$50 million, depending on the infringer’s financial condition, the facts of the case, and any prior violations by the infringer. Fines may be doubled or tripled in the case of repeated infringements;

•	suspension of development activities;

•	loss of tax benefits and incentives; and

•	imprisonment.

The directors, executive officers and other individuals acting as our representatives or attorneys-in-fact are jointly responsible for the environmental crimes related to us, and are subject, according to their relative level of responsibility, to penalties and possibly the loss of their rights and liberty.

In Brazil, environmental damages involve strict liability. This means that the penalties or costs of remedying the problems may be imposed on all persons directly or indirectly involved, without regard to who was responsible for the violation or contamination. Accordingly, we may be responsible for any environmental penalties or costs relating to projects developed by subsidiaries or by jointly-controlled entities. In addition, we are responsible for penalties or costs relating to environmental damages on our projects caused by third parties who are rendering services for us, such as cutting trees or moving soil, if they are not in compliance with environmental requirements. Moreover, Brazilian environmental legislation provides that the controlling legal entity can be found liable despite a limited liability legal status if this will assist in the collection of damages.

BUSINESS

Overview

We are one of Brazil’s leading homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 924 developments and constructed over 37 million square meters of housing, with 900 developments and over 10 million square meters under our Gafisa brand and 24 developments and 27 million square meters under our Alphaville brand, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” and “Alphaville” are two of the best-known brands in the Brazilian real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Our core business is the development of high-quality residential buildings in attractive locations. For the year ended December 31, 2006, approximately 65% of our launches were derived from our middle and upper-income residential developments. We are also engaged in the development of land subdivisions, also known as residential communities, and affordable entry-level housing. In addition, we provide construction services to third parties.

We are one of Brazil’s most geographically-diversified homebuilders currently operating in 35 markets, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém, across 16 states, representing approximately 86% of the national population and 89% of the gross domestic product. See “—Our Markets.” Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2006, approximately 27% of our launches were derived from our operations outside São Paulo and Rio de Janeiro.

We believe we are one of the few Brazilian homebuilders with developments outside of Brazil. We have developed three residential communities in Portugal under our Alphaville brand: “Quinta da Beloura” and “Quinta da Belioura II” in the city of Sintra and “Quinta dos Alcountins” in Lisbon.

The table below sets forth certain summarized financial and operating information for the periods indicated:

	As of and For the Year Ended December 31,
	2006	2005	2004
	(in thousands of R$, unless otherwise stated)
(In accordance with Brazilian GAAP)
Net operating revenue	663,847	457,024	416,876
Net income	46,056	30,677	23,447
Number of developments launched	30	21	11
Number of units launched(1)	3,755	2,446	1,132
Total sales value of developments launched (Gafisa’s proportional share)	1,005,069	651,815	206,942
Number of units sold	3,391	1,994	1,192
Total sales value (Gafisa’s proportional share)(2)	995,074	450,154	253,826

(1)	The units delivered in exchange for land pursuant to swap agreements are not included.
(2)	Sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

Our Competitive Strengths

We believe that our competitive strengths in this industry include the following:

Geographic and Product Diversification.    We are one of Brazil’s most geographically-diversified homebuilders with developments in 35 markets across 16 states. Many of these developments are located in markets with significant demand for premium middle and upper income residential units where few large, well-capitalized competitors currently operate, allowing us to sell at higher margins. We are also one of the most product-diversified homebuilders in Brazil, engaging in the development of a wide range of real estate products, including residential buildings, land subdivisions, and affordable entry-level housing, which allow us to identify a broader range of projects offering the most attractive returns. We believe that our geographic and product diversity reduces our risk profile as compared to our less diversified competitors. In addition, we have developed partnerships and standardized business processes that allow us to enter new markets rapidly and efficiently. We believe that the large size of the national real estate market and favorable demographic trends will be of significant value for our continued expansion into other regions of Brazil and the consolidation of our current market positions.

Strong Management Team Backed by Institutional Shareholders.    We have a professional and committed senior management team consisting of eight persons with five to 34 years of experience in the Brazilian real estate industry. We believe that our future growth is directly related to our ability to continue to attract and retain the best professionals. Accordingly, we invest significant resources in selecting people who fit well in our entrepreneurial and results-oriented culture and thus have experienced low turnover. Three of our current executive officers were first employed by us as interns. In addition, our management has been backed by two institutional shareholders with a successful track record: Equity International and GP. We believe that access to our shareholders’ breadth of experience has provided us with the necessary support to become the leader in the Brazilian residential development market.

Managerial Systems and Unique Organizational Structure.    Our managerial systems and organizational structure are based on our results-oriented culture. All of our employees have their compensation aligned with the performance of our company, including stock option plans for key employees. We develop and market our projects through business units, which serve as separate profit centers in each of the regions we operate to provide maximum value to clients while keeping our focus on cost control, operating margins, and working capital. Currently, we have 11 regional managers. We believe the scalability of our platform will support our future expansion plans in a focused, efficient and flexible manner. We believe we employ advanced management systems and tools and enhanced corporate governance standards that lead to successful execution and rigorous control. Our investments are made following a thorough and standardized evaluation process that must first meet minimum return thresholds and then compete with other projects to maximize return on capital allocation.

Strong Brand Recognition.    We believe “Gafisa” and “Alphaville” are two of the best-known brands in the Brazilian real estate development industry, enjoying a solid reputation among potential homebuyers, brokers, lenders, landowners and competitors. We have been ranked as one of the top three most admired companies in the real estate development market in 2002, 2003 and 2004 (the most recent year that rankings are available), according to the most recent survey conducted by Carta Capital, a Brazilian publication. Our Alphaville brand has been recognized with the ECO Award by the American Chamber of Commerce, the 2006 Superbrand by the English Superbrand Global and the Prêmio Master Imobiliário by Fiabci/Brasil and Secovi-SP. We are widely recognized in the markets in which we operate for our consistency, on-time delivery, customer satisfaction and innovative products. We believe that our long-standing reputation for superior quality and service allows us to increase sales velocity and provide construction services to third parties that could have been rendered by our competitors, ensures access to strategic land, permits premium pricing and results in repeat and referral sales.

Efficient Business Model.    Our objective is to minimize our working capital requirements while maximizing returns. We seek to finance our activities primarily with proceeds from the sale of units and below-market rate government regulated loans. On average, we enter into contracts with customers to sell approximately 70% of our units before the start of construction. Our reputation and sales velocity allow us to minimize land acquisition costs through partnerships with other developers and exchanges of units for land. Approximately 80% of our residential building land reserves’ value and 100% of our residential community land reserves’ value were obtained through land swaps. Although we provide customer financing, we seek to monetize these receivables shortly after construction to maximize our returns on invested capital. Equity requirements for developing new projects are usually lower than 12% of the total sale price of such projects. Our business model calls for us to undertake projects that present high returns based on a thorough evaluation, minimum thresholds and high turnover.

Low Operating Costs.    We are constantly focused on reducing and maintaining low costs. Our proprietary technology allows us to monitor construction costs of each development on a daily basis. We compensate construction managers for cost savings put into service. Our activities are fully integrated and our processes standardized, allowing us to manage all stages of the real estate development process in an efficient manner. We believe that this integrated process provides us with (1) cost efficiencies derived from performing in-house construction and development, (2) increased bargaining power with suppliers as a result of centralized procurement, and (3) superior quality control. A portion of our cost savings is passed through as lower prices of our developments making our offerings more attractive. Due to our low operating costs, we are also able to generate additional income by providing construction services to many of our competitors.

Strategic Land Bank in Premium Locations.    Our investment expertise, development capability, and extensive industry relationships in all of the markets we operate along with our growing nation-wide reputation have allowed us to develop strategically-located land reserves. Many of these developments are acquired through swaps, where we exchange units in our future developments for land, minimizing required capital investments. Our existing land reserves represent approximately two to three years of future development at current rates of development. We believe our land reserves comprise prime locations in all of the markets we operate, which are ideally located, diversified and difficult to replicate by competitors. We believe that our solid financial position and strategic land reserves provide us with the necessary flexibility to continue our growth and to maintain our leading position in the Brazilian residential real estate market.

Our Strategy

We intend to implement the following strategies by building on our competitive strengths:

Capitalize on Growth Potential.    We believe that the increase in the availability of affordable home financing, lower interest rates in Brazil and recently enacted government incentives, high rates of population growth and the reduction of unemployment in Brazil present a unique opportunity to expand our homebuilding activities in the country’s major metropolitan areas and other regions. We believe that our expertise in the Brazilian residential markets, our well-recognized brand, our growing national footprint, our scalable organizational structure, and our significant local partnerships will allow us to continue to expand nationally.

Continue to Focus on High Return Opportunities.    Our strategy is to identify and target high return opportunities. We plan to continue focusing on high-quality middle and upper-income residential developments. We will also maintain and expand our foothold position in the affordable, entry-level residential market to capitalize on any potential improvement in the availability of housing financing in this type of developments. Historically, there has been limited available financing and no significant competition in that market, which has been developed by a diverse group of undercapitalized small and mid-sized developers. We are one of the few well-capitalized companies with expertise in affordable entry-level construction techniques. In addition, we have benefited from the experience accumulated by one of our institutional shareholders in entry-level markets outside Brazil.

Increase Land Acquisitions and New Developments.    Land is the most significant raw material for housing developments. Our existing land reserves represent approximately two to three years of future development at current rates of development. We aim to accelerate the rate of new developments through (1) increased acquisition of prime tracts of land and their subsequent developments and (2) strategic partnerships or selected acquisitions of other developers and builders, such as the recent acquisition of our subsidiary Alphaville. Swaps, where we exchange land for units in our future developments, will continue to be our preferred method for land acquisition. However, we will continue to purchase land in prime locations with cash. We intend to use a portion of the proceeds of this offering to acquire additional land suitable for residential development. We will also use the proceeds to meet our expected increasing working capital requirements. The increase in our liquidity resulting from this offering will provide us with greater flexibility to acquire land and pursue new development opportunities.

Maintain Conservative Financial Position.    We plan to continue operating with a conservative approach to indebtedness while maximizing the use of working capital. We will continue to seek to use below-market rate government regulated loans to finance most, if not all, of our projects and to securitize our receivables to recycle our capital at more attractive returns. We will seek to optimize our capital structure to deliver maximum value to our shareholders while maintaining financial costs and risks at appropriate levels.

History and Ownership Structure

We were established in 1954 in Rio de Janeiro under the name Gomes de Almeida Fernandes Ltda (GAF), with operations in the real estate markets in Rio de Janeiro and São Paulo. In December 1997, GP, which consists of GP Investimentos S.A. and its affiliates, entered into a partnership with the shareholders of GAF to create Gafisa S.A. In 2004, as a result of a corporate restructuring, GP assumed a controlling position in our company. In 2005, an affiliate of Equity International Management, LLC, or Equity International, acquired approximately 32% of our company through a capital contribution. In February 2006, we concluded our initial public offering in Brazil, resulting in a public float of approximately 47% of our total share capital at the conclusion of the offering.

In October 2006, we entered into an agreement to acquire 100% of Alphaville, the largest residential community development company in Brazil focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. On January 8, 2007, we successfully completed the acquisition of 60% of Alphaville’s shares for R$198.4 million, of which R$20 million was paid in cash and the remaining R$178.4 million was paid in exchange for 6.4 million of Gafisa’s shares. The acquisition agreement provides that we will pay the remaining 40% over the next five years (20% within three years from the acquisition date and the remaining 20% within five years from the acquisition date) in cash or shares, at our sole discretion. Alphaville is operating as one of our subsidiaries based in the city of Barueri, within the metropolitan region of São Paulo.

Upon completion of this offering, entities related to Equity International and GP will beneficially own approximately 15.6% and 11.1% of our total capital stock, respectively. See “Principal and Selling Shareholders.” Equity International is a company which invests in real estate-related businesses outside the United States. Equity International is affiliated with Equity Group Investments LLC, an investment company founded and led by Samuel Zell, and, together with its publicly-traded affiliates, is one of the largest real estate investment companies in the United States. GP is one of Brazil’s leading private equity investment firms.

Our Markets

We currently operate in 35 markets (São Paulo, Rio de Janeiro, Fortaleza, Curitiba, Porto Alegre, Gramado, Maceió, Vitória, Cuiabá, Manaus, Itú, Macaé, Belém, Salvador, Recife, Santo André, Osasco, Guarulhos, Goiania, Niteroe, Campinas, Nova Lima, Barueri, Pinhais, Eusébio, Londrina, Iguaraçu, Pinhais,

Camaçari, Campo Grande, Juiz de Fora, Parnamirim, Santana do Parnaíba, Gravataí and Cabo Frio, across 16 states throughout Brazil as set forth below:

Our Real Estate Activities

Our real estate business includes the following activities:

•	developments for sale of:

•	residential units,

•	land subdivisions, (also known as residential communities), and

•	commercial buildings;

•	construction services to third parties; and

•	sale of units through our brokerage subsidiary, Gafisa Vendas.

The table below sets forth the amounts generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For Year Ended December 31,
	2006		2005		2004
	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)
Residential Buildings	975,782	82.5	435,572	77.7	327,041	79.4
Land Subdivisions	46,662	3.9	76,314	13.6	38,096	9.2
Commercial	139,264	11.8	15,867	2.8	9,476	2.3
Developments for Sale	1,161,708	98.2	527,753	94.1	374,613	90.9
Construction Services	21,480	1.8	33,118	5.9	37,309	9.1
Total Real Estate Sales	1,183,188	100.0	560,871	100.0	411,922	100.0

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and For Year Ended December 31,
	2006	2005	2004
	(in thousands of R$, unless otherwise stated)
São Paulo
Developments launched	11	10	4
Total sales value of developments launched	497,916	340,114	85,835
Usable area (m2)(1)	202,781	121,268	39,271
Units launched(2)	1,485	894	425
Total sales value(3)	575,256	230,319	154,647
Average sales price (R$/m2)(1)	3,184	2,663	2,870
Rio de Janeiro
Developments launched	7	5	3
Total sales value of developments launched	239,007	186,078	51,342
Usable area (m2)(1)	85,357	113,897	27,344
Units launched(2)	1,012	480	255
Total sales value(3)	219,012	140,185	58,546
Average sales price (R$/m2)(1)(4)	3,157	3,466	3,044
Other Cities
Developments launched	12	6	4
Total sales value of developments launched	268,146	125,622	69,765
Usable area (m2)(1)	298,515	278,903	166,778
Units launched(2)	1,258	1,072	452
Total sales value(3)	200,806	79,650	40,633
Average sales price (R$/m2)(1)(4)	2,620	2,612	3,132
Total Gafisa
Developments launched	30	21	11
Total sales value of developments launched	1,005,069	651,815	206,942
Usable area (m2)(1)	586,653	514,068	233,393
Units launched(2)	3,755	2,446	1,132
Total sales value(3)	995,074	450,154	253,826
Average sales price (R$/m2)(1)(4)	3,037	2,878	2,934
Alphaville
Developments launched	4	5	4
Total sales value of developments launched	110,814	206,023	161,430
Usable area (m2)(1)	3,262,016	3,416,790	2,978,227
Units launched(2)	1,231	1,570	1,083
Total sales value(3)	137,407	201,170	179,950

(1)	One square meter is equal to approximately 10.76 square feet.
(2)	The units delivered in exchange for land pursuant to swap agreements are not included.
(3)	Sales value is calculated by multiplying the number of units sold in a development by the unit sales price.
(4)	Average sales price per square meter excludes the land subdivisions. Average sales price per square meter (including land subdivisions) is R$2,752, R$1,291 and R$2,061 in 2006, 2005, 2004, respectively.

Our developments for sale are divided into three broad categories: (1) residential buildings, (2) land subdivisions, and (3) commercial buildings.

Residential Buildings

We have over 50 years of experience in the development of residential buildings. Since our inception, we have developed over 900 residential buildings and more than 10 million square meters of total residential usable area.

In the residential buildings product category, we develop three main types of products: (1) luxury buildings targeted at upper-income customers; (2) buildings targeted at middle-income customers; and (3) affordable entry-level housing targeted at lower-income customers. Quality residential buildings for middle- and upper-income customers are our core products and we have developed them since our inception. A significant portion of our residential developments is located in São Paulo and Rio de Janeiro where we have held a leading position over the past five years based upon area of total construction. However, we began our national expansion to pursue highly profitable opportunities in residential buildings outside these cities. For the year ended December 31, 2006, approximately 27% of our launches were derived from our operations outside São Paulo and Rio de Janeiro.

Luxury Buildings

Luxury buildings are a high margin niche. Units usually have over 250 square meters of private area, at least four bedrooms and three parking spaces. Typically, this product is fitted with modern, top-quality materials designed by brand-name manufacturers. The development usually includes swimming pools, gyms, visitor parking, and other amenities. Average price per square meter generally is higher than R$3,600 (US$1,684). Luxury building developments are targeted to families with monthly household incomes in excess of R$20,000 (US$9,355).

The table below sets forth our luxury building developments launched between January 1, 2002 and December 31, 2006:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)	Completion Year	Number of Units	Units Sold (%) (As of December 31, 2006)
Octto Morás	2002	50	2,115	2005	8	100
La Traviata	2002	60	6,636	2005	14	88
Summer Time	2003	100	3,164	2004	44	100
Palazzo Orsini	2003	100	2,988	2006	12	100
Authentique Higienópolis	2003	100	2,851	2006	14	86
Doppia Emozione	2003	50	7,912	2006	15	100
Grand Vue	2003	50	5,230	2006	6	83
Illuminatto Perdizes	2004	70	5,652	2006	12	100
VP—Jazz Duet	2005	100	13,400	2008	50	56
VP—Domaine du Soleil	2005	100	8,225	2008	25	76
The Gold	2005	100	10,465	2008	28	61
Vistta Ibirapuera	2006	100	9,963	2008	41	100
Espacio Laguna	2006	80	16,364	2008	80	26
Riviera Nice	2006	50	6,761	2009	31	0
VP—Parides	2006	100	13,093	2009	50	60
Península Fit Bl. 01	2006	100	11,845	2008	93	52

(1)	One square meter is equal to approximately 10.76 square feet.

Middle Income Buildings

Buildings targeted at middle-income customers account for the majority of our sales since our inception. Units usually have between 90 and 180 square meters of private area, three or four bedrooms and two to three underground parking spaces. Buildings are usually developed in large tracts of land as part of multi-building developments and, to a lesser extent, in smaller lots in attractive neighborhoods. Average price per square meter ranges from R$2,000 to R$3,600 (US$935 to US$1,684). Developments in Rio de Janeiro tend to be larger due to the large tracts of land available in Barra da Tijuca. Middle-income building developments are tailored to customers with monthly household incomes between R$5,000 and R$10,000 (US$2,338 and US$4,677).

The table below sets forth our middle-income building developments launched between January 1, 2002 and December 31, 2006:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)	Completion Year	Number of Units	Units Sold (%) (As of December 31, 2006)
ABV—Bougainville	2002	100	7,821	2004	72	100
Hibiscus	2002	100	11,002	2005	50	100
Adesso	2002	100	4,207	2005	26	100
Sauris	2002	100	4,821	2004	48	97
Jardins de Monet	2002	70	4,800	2005	30	100
ABV—Grand Phoenix	2002	100	8,172	2005	56	100
Portal do São Francisco	2002	100	4,658	2005	28	100
Hype	2002	50	11,659	2005	187	94
Liberty Village	2002	100	12,872	2004	139	99
Anthurium	2002	100	16,579	2005	50	100
Gardênia	2002	100	7,552	2005	96	95
ABV—Amarilis	2002	100	8,066	2005	55	100
Maison D´Orsay	2002	70	3,321	2005	22	100
Patio das Artes	2002	100	7,219	2005	46	99
Doppio Spazio	2002	100	13,952	2005	50	100
Solaris	2002	50	24,224	2005	156	100
Peninsula Green I	2002	50	16,886	2005	95	93
Sunplace	2002	50	15,167	2005	120	100
Sunshine	2002	60	10,979	2005	90	90
Peninsula Green II	2002	50	16,294	2005	180	98
ABV—Manacá	2003	100	5,648	2005	37	97
VP—Majuy	2003	100	9,854	2006	50	100
CSF—Verti Vita	2003	100	6,439	2006	48	99
CSF—Benne Sonanz	2003	50	9,437	2006	48	90
VP—Double View	2003	100	10,777	2006	50	92
L´Authentique Paraíso	2003	50	2,713	2006	16	100
Palm Park	2003	50	8,339	2005	110	99
Sunview Residence Service	2003	100	14,268	2005	108	99
Blue One	2003	67	15,973	2006	140	85
Sunprime Residence Service	2003	100	11,802	2006	50	100
Sundeck Residence Service	2003	100	13,043	2007	118	83
Pontal Beach Resort	2003	100	5,706	2004	88	94
Belle Vue	2004	70	7,565	2006	47	100
Verdes Praças	2004	100	19,005	2007	182	98

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)	Completion Year	Number of Units	Units Sold (%) (As of December 31, 2006)
La Place (I,II e III)	2004	100	8,416	2006	74	88
Icon Residence Service	2004	50	8,175	2007	58	62
Hype Residence Service	2004	50	10,753	2007	123	40
Riviera Ponta Negra—Ed. Cannes	2004	50	9,703	2007	18	61
Riviera Ponta Negra—Ed. Marseille	2004	50	12,628	2007	36	61
Lumiar	2005	100	7,193	2007	31	55
CSF—Saint Etiene	2005	100	11,261	2007	111	86
Weber Art	2005	100	5,812	2007	57	86
The House	2005	100	5,313	2008	28	96
Olimpic Condominium Resort	2005	100	21,851	2008	213	99
Palm D’Or	2005	100	8,493	2008	77	65
Arena	2005	100	29,256	2008	274	99
Sunpecial	2005	100	21,189	2007	115	64
Peninsula Fit—Bl 2	2005	100	12,235	2008	99	67
Blue Land—Bl. 2	2005	100	9,083	2008	80	34
Blue Star	2005	50	9,367	2008	78	72
Beach Park	2005	90	9,770	2008	180	69
Campo D’Ourique	2005	50	11,775	2008	53	11
Bem Querer	2005	100	11,136	2007	186	100
Town Home	2005	100	8,319	2008	40	62
Paço das Águas	2006	45	24,080	2008	184	62
VP—Mirabilis	2006	100	23,355	2008	100	74
Blue Vision—Sky e Infinity	2006	50	18,514	2008	178	55
Blue Land—Bl. 01	2006	100	9,169	2008	120	48
Beach Park—Living	2006	80	14,913	2009	130	40
Belle Vue—Porto Alegre	2006	100	4,264	2008	22	27
Espaço Jardins	2006	100	28,926	2008	235	92
Forest Ville	2006	50	15,556	2008	110	90
Garden Ville	2006	50	11,998	2008	112	97
Quinta Imperial	2006	100	8,422	2008	128	73
CSF—Santtorino	2006	100	14,979	2009	160	84
Olimpic Chácara	2006	100	24,988	2009	219	73
Fit Niterói	2006	100	8,523	2008	72	63
Felicitá	2006	100	11,323	2009	91	0
Ville Du Soleil	2006	100	8,920	2008	64	6
Mirante do Rio	2006	60	8,125	2009	96	91
Paradiso	2006	100	16,286	2009	144	37
Collori	2006	50	39,462	2009	333	32
VP—Agrias	2006	100	21,390	2009	100	18
Vivance Residence Service	2006	100	14,717	2008	187	68

(1)	One square meter is equal to approximately 10.76 square feet.

Affordable Entry-Level Housing

Over the last five years, we have made an initial successful entry into lower income housing developments where, on average, we have sold more than 90% of the units in our affordable entry-level developments by the time construction of such developments is completed. In November 1999, we launched our first project for lower income customers named “Reserva do Bosque” in the neighborhood of Cambuci in the state of São Paulo, with an average sale value of R$55,000 (US$25,725) per unit. In Rio de Janeiro, our first project intended for lower income development was “Colinas de Campo Grande”, launched in 2000 in the neighborhood of Campo Grande, with an average sale value of R$38,000 (US$17,774). Affordable entry-level housing consists of building and house units. Units usually have between 45 to 60 square meters of indoor private area and two to three bedrooms. Average price per square meter ranges from R$1,200 to R$2,000 (US$561 to US$935). Affordable entry-level housing developments are tailored to families with monthly household incomes between R$2,000 and R$4,000 (approximately US$935 and US$1,871).

The table below sets forth our affordable entry-level housing developments launched between January 1, 2002 and December 31, 2006:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)	Completion Year	Number of Units	Units Sold (%) (as of December 31, 2006)
Ventos do Leste	2002	100	11,602	2003	219	100
Quatro Estações	2002	100	15,761	2004	280	99
Reserva das Palmeiras	2003	90	16,912	2006	248	99
New Point	2003	100	12,034	2004	272	78
Bem Viver – Guarulhos	2003	100	14,347	2005	280	99
Side Park—Ed. Dream / Life	2004	100	7,050	2006	179	96
Side Park—Ed. Style	2006	100	3,862	2008	63	89

(1)	One square meter is equal to approximately 10.76 square feet.

As part of our strategy of expanding our foothold in the affordable entry-level residential market, we intend to establish a new wholly-owned subsidiary that will focus exclusively on this market under a separate brand. The principal emphasis will be on five standardized residential developments in the outer parts of large metropolitan areas. Financing will primarily come from the CEF and such financing will be structured so that customers pay low monthly installments without increasing our credit risk. The first launch by this subsidiary is scheduled for March 2007.

Land Subdivisions under our Gafisa Brand

In 2001, we started developing residential land subdivisions for sale upon which residential buildings can be developed. Land subdivisions under our Gafisa brand are usually smaller than our Alphaville residential communities and do not include some of the facilities available in our Alphaville residential communities, such as various amenities, shopping centers and schools. We usually provide the infrastructure for a given land subdivision planning such as the electric, water and sewage systems, paved streets, and common recreational areas. Our land subdivisions are typically located in affluent suburban areas close to major highways leading to the states of São Paulo and Rio de Janeiro. A typical lot has between 250 and 1,500 square meters. Average price per square meter ranges from R$150 to R$800 (approximately US$70 to US$374). We target clients with monthly household incomes in excess of R$5,000 (approximately US$2,339) for these land subdivisions. The table below sets forth our land subdivision developments launched between January 1, 2002 and December 31, 2006:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)	Completion Year	Number of Units	Units Sold (%) (as of December 31, 2006)
Terras de S Francisco	2004	50	114,160	2006	282	90
Parque Varvito	2004	100	30,287	2006	116	97
Costa Paradiso	2005	100	63,041	2006	255	51
Montenegro Boulevard	2005	100	174,862	2007	358	100
Del Lago Residências	2005	80	62,022	2008	108	72
Alta Vistta	2006	50	95,584	2009	173	9
O Bosque	2006	30	89,260	2007	76	25

(1)	One square meter is equal to approximately 10.76 square feet.

Land Subdivision under our Alphaville Brand

On January 8, 2007, we successfully completed the acquisition of 60% of our subsidiary Alphaville, the largest residential community development company in Brazil focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. Following this acquisition our new residential communities are sold exclusively under the Alphaville brand.

The Alphaville brand was created in the 1970s when the first Alphaville community was developed in the cities of Baureri and Santana do Paranaíba in the metropolitan region of São Paulo. Beginning in the 1990s, Alphaville developed residential communities in several other cities in Brazil, such as Campinas, São José dos Campos, Ribeirão Preto, Goiânia, Curitiba, Londrina, Maringá, Salvador, Fortaleza, Belo Horizonte, Natal, Gramado, Manaus, as well as Sintra and Lisbon in Portugal.

Whenever we develop a new Alphaville community, we provide all the basic civil works for supporting the construction on the lots, such as electrical, telephone and data communications cabling, hydraulic (water and sewer) mains and treatment facilities, landscaping and gardening, lighting and paving of the streets and driveways and security fencing. In most Alphaville communities, we also build a social and sports club for the residents, with soccer, golf and tennis fields, jogging and bicycle treks, sauna, swimming pools, ballrooms, restaurants and bars, and other facilities. In addition, most Alphaville projects have a shopping center where residents can shop for clothes and groceries. Additionally, whenever we develop a new Alphaville community far from large urban centers, we seek to assist in establishing schools near the community by forming partnerships with renowned educational institutions. Through our Alphaville communities we also seek to stimulate the local economy by drawing new businesses to that area.

We believe that the maintenance of a development’s quality is essential. For this reason, we impose on every Alphaville community a series of building and occupancy standards that are more rigorous than those required by applicable local legislation. Every Alphaville community has an Alphaville Association (the “Association”) formed by us before sale of a community starts and is funded by maintenance fees paid by the residents. The purpose of the Association is to allow community involvement in the management and maintenance of the premises and to ensure orderly and harmonious relationships among the residents.

Upon completion of a sale, a purchaser of an Alphaville property will receive, along with the purchase and sale contract, documentation that sets out the regulations on land use and occupancy, and these will serve as private zoning regulations that are binding on the resident. These regulations set forth, among other things, the maximum number of floors allowed in an Alphaville building, the minimum number of meters between buildings and land coverage limits, thereby maintaining the uniformity and quality of the Alphaville properties.

The table below sets forth our residential communities launched between January 1, 2002 and December 31, 2006:

Project Description	Year Launched	Alphaville Participation (%)	Usable Area (m2)(1)	Completion Year	Number of Units	Units Sold (%) (as of December 31, 2006)
Alphaville Campinas	1997	58	2,909,757	1999	965	100
Alphaville Lagoa dos Ingleses	1998	33	4,307,754	2000	531	95
Alphaville Conde	1999	53	360,267	2000	181	100
Alphaville Graciosa	2000	67	2,479,808	2002	807	89
Alphaville Flamboyant	2001	60	3,049,146	2002	710	98
Alphaville Salvador	2002	58	1,302,076	2003	282	100
Alphaville Fortaleza	2002	60	1,188,200	2003	466	99
Alphaville Londrina	2002	60	661,582	2003	301	100
Alphaville Maringá	2002	67	510,710	2003	175	35
Alphaville Pinheiros	2003	67	217,800	2004	105	98
Alphaville Cuiabá	2003	55	545,631	2005	401	94
Alphaville Litoral Norte	2004	63	798,893	2006	398	96
Residencial Araguaia—Alphaville Flamboyant	2004	60	1,131,447	2007	333	66
Alphaville Gramado	2004	67	431,663	2007	126	54
Alphaville D. Pedro	2004	58	616,224	2007	226	100
Alphaville Natal	2005	63	1,028,722	2007	588	100
Alphaville Burle Marx	2005	50	1,305,022	2007	293	24
Residencial Ivaí—Alphaville Maringá	2005	67	84,044	2007	109	23
Alphaville Manaus	2005	63	464,688	2008	253	100
Alphaville Eusébio	2005	65	534,314	2008	328	40
Alphaville Salvador 2	2006	55	853,344	2008	307	93
Alphaville Gravataí	2006	64	1,309,397	2010	654	15
Residencial dos Pássaros—Alphaville Lagoa dos Ingleses	2006	2	395,224	2008	8	26
Alphaville Francisco Brennand	2006	65	704,051	2008	261	94

(1)	One square meter is equal to approximately 10.76 square feet.

Commercial Buildings

We have in the past launched commercial building developments for sale. As of December 31, 2006, we had three commercial buildings under development for sale: Sunplaza Personal Office in Rio de Janeiro, Icaraí Corporate, Gafisa Corporate and Eldorado Business Tower in São Paulo. As part of our strategy, we do not intend to develop further corporate buildings in order to focus on our core residential housing business.

Construction Services

We provide construction services to third parties, building residential and commercial projects for some of the most well-known developers in Brazil. This practice allows us to benchmark our construction costs, exposes us to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale. Third-party construction services are a significant, less volatile source of revenues, which does not require us to allocate capital. Our principal construction services clients are large companies, many of them developers that do not build their own projects. We actively participate in bidding for these projects and have won approximately 30% of the bids we participated in 2006, compared to 39% in 2005, 35% in 2004 and 30% in 2003. We also provide construction services on certain developments where we retain an equity interest.

The table below sets forth the real estate building developments we have constructed exclusively for third parties between January 1, 2002 and December 31, 2006:

Project	First Year of Construction	Client	Type of Project
Thassos	2002	Patrimônio Construções e Empreendimentos Imobiliários Ltda.	Residential
Thassos	2002	Patrimônio Construções e Empreendimentos Imobiliários Ltda.	Residential
Hotel Holiday Inn Salvador	2002	Construtora São José Ltda.	Hotel
Cond. Cores da Barra (Klabin Segall)	2002	Klabin Segall	Residential
Option Park	2002	Rezende Imóveis e Construção Ltda.	Residencial
Spazio Vitta	2002	Tati Tael	Residential
São Paulo Fashion Hall	2003	Construtora São José Ltda.	Residential
Option Park	2003	Rezende Imóveis e Construção Ltda.	Residential
Lumina	2003	Rossi Residencial S.A.	Residential
Howard Johnson	2003	AK Realty Ltda.	Flats
Piazza Di Toscana	2003	Patrimônio Construções e Empreendimentos Imobiliários Ltda.	Residential
Magna Vita	2003	Cyrela Brazil Realty S.A.	Residential
Spazio Dell’Arte	2003	InPar Incorporações e Participações Ltda.	Residential
Previlége	2003	W. Zarzur Engenharia e Construções Ltda.	Residential
Jardin Des Tuilleries	2003	Zarzur Empreendimentos Imobiliários Ltda.	Residential
Ibirapuera Trade Center	2003	Jorge’s Imóveis Adm. Ltda.	Mixed Use
Provence	2003	Rossi Residencial S.A.	Residential
Victory Point	2003	Concord Incorporações Imobiliárias S/C Ltda.	Residential
Park Village	2004	Jorge’s Imóveis Adm. Ltda.	Residential
Cinemark (Eldorado Shopping)	2005	Verpar Com. Participações Ltda.	Theater
Genesis II	2005	Takaoka Empreendimentos S.A.	Land Subdivisions
Piazza Del´acqua	2004	Columbia	Residential
Tendency	2005	Rezende Imóveis e Construção Ltda.	Residential
Edge	2006	Sequóia	Residential
Forte do Golf	2006	Camargo Corrêa	Residential
Boulevard Jardins	2006	MKF Empreendimentos	Residential

The table below sets forth the real estate developments we have constructed for third parties, in which we also have an equity interest, between January 1, 2002 and December 31, 2006:

Project	First Year of Construction	Gafisa Participation (%)	Partner	Type of Project
New Place—Cachoeirinha I	2002	100	Evolução Empreend Imob e Constr. Ltda	Residential
Ventos do Leste—Vila Guilhermina I	2002	100	Evolução Empreend Imob e Constr. Ltda	Residential
Villagio Panamby—Palazzo Panamby	2002	100	Atlântica Residencial S.A.	Residential
Villagio Panamby—Cypris	2002	100	Atlântica Residencial S.A.	Residential
Villagio Panamby—Strelitzia	2002	100	Atlântica Residencial S.A.	Residential
Península Green—Green Bay e Green Star	2003	50	Multiplan - Planejamento, Participações e Administração Ltda.	Residential
La Traviata	2003	60	Banco CR2 S.A.	Residential
Península Green—Green Lake e Green Garden	2003	50	Multiplan - Planejamento, Participações e Administração Ltda.	Residential
Sunplace Residence Service	2003	50	Redevco do Brasil Ltda.	Residential
Sunshine Residence Service	2003	60	Metro Grupo Asamar S.A. (Metro).	Residential
Jardins De Monet	2003	50	MKF Construtora S/C Ltda.	Residential
Hype Jardins	2003	50	Modal Participações Ltda.	Mixed Use
Solaris	2003	50	Cyrela Brazil Realty S.A.	Residential
Octto Morás	2003	50	Algo Participações Ltda.	Residential
Maison D’Orsay	2003	60	Aliperti S.A.	Residential
Palm Park	2003	50	Rossi Residencial	Residential
Platinum Advanced Offices	2003	50	Metro Grupo Asamar S.A. (Metro).	Commercial
New Point	2003	100	Evolução Empreend Imob e Constr. Ltda	Residential
Quatro Estações	2003	100	Evolução Empreend Imob e Constr. Ltda	Residential
Bem Viver	2003	100	Evolução Empreend Imob e Constr. Ltda	Residential
Reserva das Palmeiras	2003	90	Evolução Empreend Imob e Constr. Ltda	Residential
Villaggio Panamby—Strelitzia	2003	100	Atlântica Residencial S.A.	Residential
Villaggio Panamby—Anthurium	2003	100	Atlântica Residencial S.A.	Residential
Villaggio Panamby—Hibiscus	2003	100	Atlântica Residencial S.A.	Residential
Villaggio Panamby—Doppio Spazio	2003	100	Atlântica Residencial S.A.	Residential
Blue One Residence Service	2004	67	Redevco do Brasil Ltda.	Residential
Colina De São Francisco—Benne Sonanz	2004	49	Banco Ourinvest S.A.	Residential
L’Authentique Paraíso	2004	50	Jorge’s Imóveis Adm. Ltda.	Residential
Doppia Emozione	2004	50	MC - Mauricio Cukierkorn Construtora Ltda.	Residential
Riviera De Ponta Negra	2004	50	RN Incorporações Ltda.	Residential
Lorian Boulevard	2004	50	Redevco do Brasil Ltda.	Land Subdivisions
Villaggio Panamby—Majuy	2004	100	Atlântica Residencial	Residential
Eldorado Business Tower	2004	39	Modal Participações Ltda.	Commercial
Villaggio Panamby—Double View	2005	100	Atlântica Residencial	Residential
Grand Vue	2005	50	MC - Mauricio Cukierkorn Construtora Ltda.	Residential
Belle Vue	2005	70	Modal Participações Ltda.	Residential
Icon Residence Service	2005	50	Redevco do Brasil Ltda.	Residential
Hype Residence Service	2005	50	Redevco do Brasil Ltda.	Residential
Illuminato Perdizes	2005	70	MC - Mauricio Cukierkorn Construtora Ltda.	Residential
Blue One	2005	67	Redevco do Brasil Ltda.	Residential
Campo D’Ourique	2006	50	MELF Empreendimentos	Residential
Blue Vision	2006	50	Redevco do Brasil Ltda.	Residential
Dell Lago	2006	80	Plarcon Engenharia S/A	Land Subdivisions
Beach Park - Living	2006	80	Rhodes Desenvolvimento Imobiliário Ltda	Residential
Belle Vue Porto Alegre	2006	80	Ivo Rizzo Construtora e Incorporadora Ltda	Residential
O Bosque	2006	30	Ivo Rizzo Construtora e Incorporadora Ltda	Land Subdivisions

Sale of Units Through Our Brokerage Subsidiary (Gafisa Vendas)

In September 2006, we created a new subsidiary, Gafisa Vendas, to function as our internal sales division. This wholly-owned subsidiary promotes sales of our projects in the São Paulo state. Gafisa Vendas focuses its efforts on: (1) launches – our internal sales force will focus on promoting launches of our developments; however, we will continue to use outside brokers, thus creating what we believe is a healthy competition between our sales force and outside brokers; (2) inventory – Gafisa Vendas will have a team focused on selling units launched in prior years; and (3) web sales – currently, 15% to 20% of our pre-sales in São Paulo are originated through our website, Gafisa Vendas has a sales team dedicated to internet sales as an alternative source of revenues with lower costs.

Our Clients

Our clients consist of development and construction service clients. Development clients are those who purchase units in our developments. As of December 31, 2006, our development client database was composed of more than 50,000 individuals. We currently have approximately 6,000 active clients. Our construction services clients are large companies, many of them developers that do not build their own projects. On December 31, 2006, we had, among our main construction services clients, the following companies: Cyrela Brazil Realty S.A., Empreendimentos e Participações, Rossi Residencial S.A., Redevco do Brasil Ltda., Tiner Empreendimentos e Participações Ltda., Camargo Correa Desenvolvimento Imobiliário S.A., AK Realty Participação e Incorporação Ltda., Takaoka Empreendimentos S.A., Maurício Cukierkorn Construtora Ltda. and Multiplan—Planejamento, Participações e Administração Ltda. No individual client represents more than 5% of our revenues from residential developments or construction services.

Our Operations

We develop and market our developments through 11 business units, each of them controlled by a regional manager. Each business unit serves as a separate profit center in each of the regions we operate to provide maximum value to clients while keeping our focus on cost control, operating margins, and working capital. This decentralized management system gives us the ability to grow and replicate business units without losing focus.

The stages of our development process are summarized in the diagram below:

Land Acquisition

We use results from our extensive market research to guide our land reserves strategy and process. Our marketing and development teams monitor market fundamentals and trends. We have developed a sophisticated database to support our search and analysis of new investment opportunities. Key decision factors used by our management for land acquisition and new developments include location, type of product to be developed, expected demand for the new developments, current inventory of units in the region, and acquisition cost of the land.

Whenever we identify an attractive tract of land, we first conduct a study of the project to define the most appropriate use of the space. Afterwards, the basic design of the project enters the economic feasibility study stage, where we consider preliminary revenues and expenses associated with the project. This study will determine project profitability. We will initiate a legal due diligence of the property to identify liens, encumbrances and restrictions. Our obligation to consummate the acquisition of the land is generally conditioned upon our success in obtaining licensing and regulatory approvals prior to closing. Before acquiring the land, we conduct a thorough due diligence process including an environmental review. We collect and analyze information on competition, construction budget, sales policy and funding structure to ensure economic viability of the new development. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors. See “Management” elsewhere in this prospectus for further information on the activities of our committees and boards.

The stages of our land acquisition process are summarized in the diagram below:

We generally do not incur indebtedness to purchase land. Instead, we seek to finance land acquisition instead through swaps, in which we grant the seller a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development. As a result, we reduce our cash requirements and increase our returns. In the event we cannot do so or in order to obtain better terms or prices, we acquire land for cash, alone or in partnership with other developers. We purchase land both for immediate development and for inventory.

As of December 31, 2006, we had an inventory of 54 land parcels in which we estimate we could develop a total of 12,902 residential business units with sales value of approximately R$3.047 billion (US$1.425 billion), of which 79% represents land acquired through swaps. The table below sets forth the breakdown of our land reserves by location and by the type of development.

Land bank (R$000)
	Gafisa	Alphaville
(i) Per geographic location:
São Paulo	888,373	—
Rio de Janeiro	918,094	15,500
Other cities	1,240,805	2,667,551

Total	3,047,272	2,683,051

(ii) Per type of development:
Luxury buildings	509,785	—
Mid-income buildings	2,216,412	—
Affordable entry-level buildings	78,554	—
Land subdivisions	206,990	2,683,051
Commercial	35,531	—

Total	3,047,272	2,683,051

The table below sets forth our land reserves as of December 31, 2006:

Project Description	Location (State)	Usable Area (m2)(1)	Purchase Method	Contracted Year
Reserva do Lago (Goiânia—Fase I)	Goiás	10,431	Swap	2006
Goiânia—Fase II	Goiás	6,773	Swap	2006
Cabo de Sto Agost.—Fase I	Pernambuco	10,190	Swap	2006
Cabo de Sto Agost.—Fase II	Pernambuco	6,210	Swap	2006
Curitiba—Ecoville	Paraná	16,626	Swap	2006
Deputado José Lages (Maceió)	Alagoas	1,896	Swap	2006
Barra de São Miguel (Maceió)—Fase II	Alagoas	27,427	Swap	2006
Barra de São Miguel (Maceió)—Fase III	Alagoas	43,617	Swap	2006
Barra de São Miguel (Maceió)—Fase IV	Alagoas	41,795	Swap	2006
Praia do Francês (Maceió)	Alagoas	7,280	Swap	2006
Sitio Jatiuca (Maceió)	Alagoas	20,781	Swap	2006
Hype Curitiba	Paraná	11,248	Swap	2006
Bortoncelo—Fase I	Rio Grande do Sul	15,388	Cash	2006
Bortoncelo—Fase II	Rio Grande do Sul	16,362	Cash	2006
Bortoncelo—Fase III	Rio Grande do Sul	4,965	Cash	2006
Acquarele (Manaus—CIEC)	Amazonas	7,708	Swap	2006
Cara de Cão—Lotes	Rio de Janeiro	132,794	Swap	2000
Cara de Cão—Multifamiliar	Rio de Janeiro	50,400	Swap	2000
Mansões Multifamiliar	Rio de Janeiro	34,658	Swap	2001
Praia de Camboinhas	Rio de Janeiro	8,236	Swap	2005
Novo Portinho	Rio de Janeiro	122,740	Swap	2006
Blue II—Qd. B	Rio de Janeiro	22,890	Cash	2003
Residencial Tanguá	Rio de Janeiro	9,137	Swap	2002
Recreio Veículos	Rio de Janeiro	15,479	Swap	2005
Caxias	Rio de Janeiro	9,690	Swap	2006
Mapendi	Rio de Janeiro	17,716	Cash	2006

Project Description	Location (State)	Usable Area (m2)(1)	Purchase Method	Contracted Year
Lagoa Azul	Rio de Janeiro	57,417	Swap	2006
Santa Rosa—Nossa Sra Auxiliadora	Rio de Janeiro	5,870	Cash	2006
Salvador Allende	Rio de Janeiro	80,937	Swap	2006
Rua Indígena—Niterói	Rio de Janeiro	21,322	Cash	2006
Nova Iguaçu	Rio de Janeiro	38,037	Cash	2006
Joaquim Távora	Rio de Janeiro	9,207	Swap	2006
Colina de São Francisco	São Paulo	39,424	Swap	1995
Paulista	São Paulo	4,769	Swap	2001
Jardim Lorian Torres Remanescentes	São Paulo	39,051	Swap	2004
Jardim Lorian Vasco Rossi	São Paulo	14,285	Swap	2004
Aldeia da Serra	São Paulo	184,070	Swap	2004
Maratona	São Paulo	20,441	Swap	2005
Edson	São Paulo	16,508	Cash	2006
Passos	São Paulo	12,321	Cash	2006
Conceição de Monte Alegre	São Paulo	12,475	Cash	2006
Assungui	São Paulo	28,869	Cash	2006
Faustolo	São Paulo	12,417	Swap	2006
Eusébio Stevaux	São Paulo	31,189	Cash	2006
Leopoldo / Lopes Neto	São Paulo	11,480	Cash	2006
São Caetano	São Paulo	29,392	Cash	2006
Santos—Clube Caiçara	São Paulo	36,000	Swap	2006
Zacarias de Goes	São Paulo	21,913	Swap	2006
Mussumes	São Paulo	13,193	Swap	2006
Matias Roxo	São Paulo	34,730	Swap	2006
Pedro Luis—Santana	São Paulo	10,217	Cash	2006
R. Belém—Santo André	São Paulo	15,969	Swap	2006
Raimundo P. Magalhães	São Paulo	37,458	Swap	2006
São Bernardo	São Paulo	58,787	Swap	2006

Total		1,570,182

(1)	One square meter is equal to approximately 10.76 square feet.

In addition, we have a sizable land reserve for the development of residential communities under our “Alphaville” brand, which will foster our future growth in the upcoming years with relatively low risk. The table below sets forth the land reserves of Alphaville as of December 31, 2006.

Project Location (Geographic Region)	Usable Area (m2)(1)	Number of Potential Units (m2)(1)	Percentage Acquired Through Swap Agreements (%)
Southeast	20,570,203	13,703	84
Northeast	4,142,173	2,239	100
Mid-West	3,853,600	3,294	15
South	1,635,676	1,091	100
North	392,116	453	100

Total	30,593,768	20,779	77

(1)	One square meter is equal to approximately 10.76 square feet.

Project Design

In order to meet evolving preferences of our customers, we invest considerable resources in creating an appropriate design and marketing strategy for each new development, which includes determining the size, style and price range of units. Our staff, including engineers and marketing and sales professionals, works with recognized independent architects on the planning and designing of our developments. Their activities include designing the interior and exterior, drafting plans for the execution of the project, and choosing the finishing construction materials. A team responsible for preparing the business plan and budget and assessing the financial viability for each of our projects is also involved. Simultaneously with the planning and designing of our developments, we seek to obtain all the necessary licenses and regulatory approvals from local authorities, which usually takes three to six months in the case of our residential buildings and three years in the case of our residential communities.

Marketing and Sales

Our marketing efforts are coordinated by our internal dedicated staff of approximately 15 professionals. Our specialized team leads 24 independent brokerage companies with a combined sales force of more than 5,000 representatives, monitoring them in order to gain their loyalty and ensure performance. Our marketing team is also responsible for gathering information on the needs and preferences of potential customers to provide guidance on our land acquisition and project design activities. In September 2006, we created a new subsidiary, Gafisa Vendas, as our internal sales division consisting of 50 sales consultants and four sales managers. Most of our competitors rely exclusively on third-party brokers.

The creation of Gafisa Vendas is intended to establish a strategic channel for us to access our clients and to reduce our dependence on outside brokers for marketing. Because the sales force at Gafisa Vendas will be trained to sell our products exclusively, we believe that they will be able to focus on the sale of our developments, articulate the unique features of our development better, manage our current customer and capture new customers more effectively. While Gafisa Vendas will initially be operating in São Paulo only, we may expand its reach nationwide over the next few years.

The table below shows the breakdown of our pre-sales by brokerage company for 2006:

We will continue to utilize independent real estate brokerage firms as we believe the creation of Gafisa Vendas will create a healthy competition between our internal sales force and outside brokers. Independent brokers provide us with a broad reach, access to a specialized and rich database of prospective customers, and flexibility to accommodate the needs of our diverse offering and clientele. In line with our results-oriented culture, we compensate brokers based on their profit contribution rather than on sales. Brokers’ performance is monitored on a daily basis and the most effective brokers are financially rewarded at year end. Brokers are required to attend periodic specialized training sessions where they are updated on customer service and marketing techniques, competing developments, construction schedules, and marketing and advertising plans. We emphasize a highly transparent sales approach, as opposed to the traditional high-pressure techniques, in order to build customer loyalty and to develop a sense of trust between customers and us. At our showrooms, brokers explain the project and financing plans, answer questions and encourage customers to purchase or sign on to receive a visit or additional information.

We initiate our marketing efforts simultaneously with the launch of a development. We normally have a showroom on or near the construction site, which includes a model unit, furnished with appliances and furniture. We leverage on our reputation for quality, consistency, on-time delivery and professionalism to increase sales velocity. We have been successful with this strategy, usually selling approximately 70% of the units before construction starts.

Our recently acquired subsidiary Alphaville, has also been successful in its sales and marketing efforts, for example, in Natal, it took the sales force there only 16 hours to market and sell all of its residential lots; in Manuas, 100% of the Alphaville lots available were sold in one day; in Minas Gerais, 70% of the “Alphaville Lagoa dos Ingleses” lofts were sold on the first day of its launch; and in Salvador, all of the Alphaville lots available were sold in 48 hours, before the launch of the sales activities commenced.

We market our developments through newspapers, direct mail advertising and by distributing leaflets in neighboring areas, as well as through telemarketing and websites. In addition, on a quarterly basis, we publish magazines named “Revista Living News” and “Revista Vero Alphaville” which are distributed to our customers and offers news on our most recent developments and progress updates on buildings under construction.

Under Brazilian law, we may establish a term within and the conditions under which we are entitled to cancel the development. According to our regular purchase contracts, if we are not able to sell at least 60% of the units within 180 days of launching, we can cancel the development. Under those circumstances, we usually consider changing the project or selling the land, but, in any of those cases, we have to return the cash payment made by our customers adjusted for inflation but with no interest. Customers, however, are not entitled to other remedies. In the five years ended December 31, 2006, we have only cancelled one out of 101 developments.

Construction

We have been engaged in the construction business for over 50 years. Our experience spans across the entire construction chain. Before engaging in each new project, we develop sketches and research and develop projects and plans to create the most appropriate product possible. Our standardized construction techniques and unique control system are designed to optimize productivity and minimize raw material losses. Our monitoring tools are available on our intranet where all employees regularly review costs and key performance indicators of each development such as actual versus budget comparisons, volume consumption for each raw material, and construction schedule.

We use strict quality control methods. Procedure manuals describe in significant detail each task of each stage of the construction project. These manuals are also used for the training sessions we require all our workers to attend. In addition, we make quarterly reviews of projects delivered. The reviews focus on identifying problems, in order to take corrective and preventive actions in projects underway and thus avoid costly repetition. We adopt a quality management system that was certified for ISO 9002 by Fundação Carlos Alberto Vanzollini, from Universidade de São Paulo.

We invest in technology. Our research and development costs amounted to approximately R$1 million in each of the 2005 and 2006 fiscal years. We believe we have pioneered the adoption of cutting-edge construction techniques such as dry wall and plane pre-stressed slabs, which present numerous advantages over traditional techniques. Dry wall, for instance, is a wall made of lighter material that is faster to install, allowing for easy layout changes. We also optimize costs by synchronizing our projects’ progress so as to coordinate the purchase of raw material and benefit from economies of scale. We have long-term arrangements with a number of suppliers which allow us to build our developments with quality, brand name construction materials and equipments, and advanced technology. Moreover, our centralized procurement center enables us to achieve significant economies of scale in the purchase of materials and retention of services.

We do not own heavy construction equipment and we employ directly only a small fraction of the labor working on our sites. We generally act as a contractor, supervising construction while subcontracting more labor- intensive activities. Substantially all on-site construction is performed for a fixed price by independent subcontractors. We hire reputable, cost-oriented and reliable service providers that are in compliance with labor laws and have performed their work diligently and on time in the past. Hiring subcontractors instead of employing them directly has some financial and logistical advantages. For instance, we do not need to incur fixed costs to maintain a specialized labor force even when they are not actively working at a construction site and we do not need to pay for frequent transfers of labor to different construction locations.

Service providers always work under the supervision of one of our engineers, who are at the construction site full time. Our construction engineering group coordinates the activities of service providers and suppliers, guarantees compliance with safety and zoning codes, and ensures completion of the project on a timely basis. We provide a five-year limited warranty covering structural defects in all our developments. In the past three years, we have not had any material litigation or claims involving warranties rendered on the construction of our developments.

Risk Control

Our risk control procedures require the approval of all our projects by our investment committee, which meets on a monthly basis, or more frequently on an as-needed basis, and consists of our chief executive officer and two members of our board of directors (one representative each from the GP and Equity International entities). Our investment committee carefully reviews the various studies conducted by us and described above under “Our Operations.” In addition, we have an executive committee, which meets monthly, and is in charge of overseeing and approving major decisions. See “Management.”

Customer Financing

The availability of financing to our potential customer, especially during the construction of the development, is of fundamental importance to our business. The scarcity of real estate financing sources requires us to finance a significant proportion of our sales. We offer several financing plans to prospective customers with our own capital or with the financing provided by the bank of our customer’s choice, tailored for each of our developments. We have developed a strict credit policy in order to minimize risks. Our credit analysis process is summarized below:

•	trained independent brokers interview each potential customer to collect personal and financial information and fill out a registration form;

•	registration forms are delivered, along with a copy of the property deed, to us and, if the bank providing the financing requests, to an independent company specialized in real estate credit scoring;

•

credit is automatically extended by us to customers if their credit analysis is favorable. However, if the credit analysis report raises concerns, we will carefully review issues and accept or reject the customer’s application depending on the degree of risk. To the extent the financing is provided by a bank, such financial institution will follow their own credit review procedures; and

•	after approving the application, our staff prepares the sale files and deposits the upfront payment check given as a guarantee for the purchase of a unit.

We often offer customers two basic financing alternatives: (1) a “short-term plan”, in which financing is extended up to the end of construction; and (2) a “long-term plan”, in which we finance the purchase for up to 120 months after the end of the construction. The “short-term plan” consists of a down payment of 30% and financing of the balance on monthly installments up to the delivery of the unit. The “long-term plan” for finished units requires a down payment of 30% and financing of the remaining balance in up to 120 monthly installments. The “long-term plan” for units under construction requires a down payment of 15% and provides financing of 35% in up to 30 monthly installments until delivery of the unit and financing of the remaining 50% in up to 120 additional monthly installments. All of our financing plans are guaranteed by a conditional sale (alienação fiduciária) of the unit, with the transfer of the full property rights relating to the unit to the customer upon the condition of full payment of the outstanding installments.

The table below provides details about the current terms of financing of a given project in each type of our developments:

Sales Term	Luxury	Middle Income	Affordable Entry-Level	Land Subdivisions (1)
36 months	50%	25%	—	50%
60 months	50%	5%	—	50%
Mortgage Lending (delivery)	—	50%	75%	—
120 months	—	20%	25%	—

(1)	Includes both Gafisa and Alphaville land subdivisions. See “— Developments for Sale — Land Subdivisions.”

Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12.0% plus IGP-M over the receivables balance only after the release of the certificate of acceptance of occupancy by the relevant local authority. We have historically experienced a low rate of customer default on our sales. In the last five years, we had 2% customer default. We attribute our low default rate to the fact that (1) we conduct database research on the socio-economical background of our prospective customers; (2) our agreements discourage default and cancellation of the purchase by imposing immediate penalty fees and interests and liquidated damages which are adjusted for inflation (correção monetária); (3) we only return 80% of the amount that the defaulted clients have already paid us and we hold a claim to the unpaid portion of the purchase price; and (4) we offer several options to our customers if they experience financial difficulties, such as allowing for a greater number of installment payments or exchanging the unit bought for a less expensive one. In case of default, we endeavor to renegotiate the outstanding debt with our customers before taking legal action. In any case, we will only transfer title of the units to a buyer after the release of the certificate of acceptance of occupancy by local authority and/or the full payment of all outstanding installments. We have increased the percentage of mortgage that our customers obtain from us from 10% in 2004 to 33% in 2006.

We release capital for new projects by seeking not to maintain receivables after our projects are completed. We may choose one of the following options (or a combination thereof):

•

Receivables securitization.    We have been active in the securitization market. We are capitalizing on an increasing investor demand for mortgage-backed securities. The securitization (mortgage-backed securities) market in Brazil is relatively new but we believe it is rapidly expanding. This expansion is helped significantly by the development in Brazilian foreclosure laws.

•

Bank mortgages.    Our customers can also obtain a mortgage loan from a financial institution. In these cases, a bank pays us the total amount outstanding on the date the unit is delivered. Commercial banks are now beginning to offer residential financing to their customers, giving them the opportunity to borrow money on a longer term than the financing arrangements we offer.

The following table sets forth the limits established by the real estate credit sources available nationally:

Credit Lines	Typical Interest rate	Maximum Home Value	Maximum Loan Value
CH—Carteira Hipotecária	≤14% annually + TRD(1) Or Fixed rate (limited to 14.2% annually)	No limit	No limit

SFH—Sistema Financeiro da Habitação	≤12% annually + TRD Or Fixed rate (limited to 14.2% annually)	R$350,000	R$245,000

FGTS—Fundo de Garantia sobre Tempo de Serviços	≤10% annually + TRD	R$62,000	R$55,000

(1)	TRD refers to the daily reference rate.

With the growing availability of mortgages from commercial banks and the increasing liquidity of mortgage-backed securities (CRIs), we expect to reduce our role as a financing provider to our clients. Our goal is to optimize our working capital by transferring the financing activities to securitization companies and banks.

See “Industry and Regulatory Overview—Credit Policy Regulations” for further information with respect to the concession of financing programs.

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, 60% of our total costs, aside from land, the only raw material that represents more than 5% of our total costs is steel. Prices of some raw materials have significantly increased over the last two years at a rate much higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 18% during the three year period ended December 31, 2006. During that same period, prices for units, which are adjusted for inflation at IGP-M, increased 18%. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs.

We contract with major suppliers for the materials used in the construction of the buildings. We receive general pricing proposals from various suppliers of raw materials, we then enter into specific written agreements with a particular supplier to fulfill the needs of each development. In addition to pricing, we select our suppliers by the quality of their materials. We set forth specific minimum quality requirements for each construction, and the chosen supplier must meet this quality requirement. The materials for our developments are readily available from multiple sources.

Our five largest suppliers in terms of volume are Gerdau Açominas S.A., Elevadores Atlas-Schindler S.A., Votorantim Cimentos S.A., Alcoa Aluminio S.A. and Lafarge Brasil S.A. In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 28 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials in recent years. We do not maintain inventories of construction materials.

We achieve significant economies of scale in our purchases because we

•	use standard construction techniques,

•	engage in a large number of projects simultaneously, and

•	have long-term relationships with our suppliers. We periodically evaluate our suppliers. In the event of problems, we generally replace the supplier or work closely with them to solve the problems.

Customer Services

In our industry, customer satisfaction is based in large part on our ability to respond promptly and courteously to buyers before, during and after the sale of our properties, including providing an owner’s guide containing all the documents of the unit delivered. We use innovative and personalized customer service techniques beginning with the initial encounter with a potential customer. Our customer service techniques are innovative as we believe we were one of the first homebuilders in Brazil to introduce services such as breakfast for customers at construction sites and providing monthly photos to customers on the progress of the construction. These services are provided with the objective of educating customers on the progress of the construction and improving customers’ experience with the purchase of our units. Other customer services efforts include:

•	a dedicated outsourced call center with consultants trained to answer our customers’ inquiries;

•

the development of the “Gafisa Open Door” portal, through which our customers can, for example, follow the project’s progress, alter their registration information, simulate unit designs and check their outstanding balances; and

•	the development of the “Comunidade Alphaville” portal, which aims to foster a sense of community among the residents of our residential communities.

As part of our customer service program in our residential developments, we conduct pre-delivery inspections to promptly address any outstanding construction issues. Prior to the delivery of each unit, we maintain regular contact with the customer by sending the customer our magazines “Revista Living News” and “Revista Vero Alphaville.” We also conduct monitored inspections of our developments to allow buyers to gather more information from our technical personnel. In addition, we send a monthly status report on the construction of the unit. We conduct another evaluation of the customer’s satisfaction with his or her unit, as well as the customer’s experience with our sales personnel and our various departments (customer services, construction and title services) 18 months after the release of the certificate of acceptance of occupancy by the relevant local authority. We also provide a five-year limited warranty covering structural defects, which is required by Brazilian law.

We also promote a program called the “Alphaville Clubes – Lazer Brasil,” which allows owners of the Alphaville developments and other registered members to use the facilities of all Alphaville clubs throughout the country. News on our Alphaville communities are posted on Alphaville’s website, which also contains documents and information related to each of our Alphaville developments exclusively for owners of Alphaville developments.

Competition

The real estate market in Brazil is highly fragmented and competitive with low barriers to entry. The main competitive advantages include price, financing, design, quality, reputation, reliability, meeting delivery expectations, partnerships with developers and the availability and location of the land. In particular, certain of our competitors have greater financial resources than we do, which could be an advantage over us in the acquisition of land using cash. In addition, some of our competitors have a better brand recognition in certain regions, which could give them a competitive advantage in increasing the velocity of their sales. Because of our geographic diversification, we believe that we have access to different markets within Brazil that have different demand drivers. We believe that the economy in the northern region is driven by iron and electronic goods exports, the northeastern region by tourism and hence has a high demand for second homes, the southeastern and southern regions have a high per capita income and therefore are strategically important to us and the mid-west region is driven by agriculture.

Because of the high fragmentation of the markets we operate in, no single developer or construction company is likely to obtain a significant market share. With the exception of São Paulo and Rio de Janeiro where we face competition from major competitors such as Cyrela Brazil Realty S.A., Empreendimentos e Participações, Rossi Residencial S.A., Even Construtora e Incorporadora Ltda and Klabin Segall S.A., in other regions we generally face competition from small- and medium-sized local competitors that are not as well-capitalized. We expect additional entrants, including foreign companies in partnership with Brazilian entities, into the real estate industry in Brazil, particularly the São Paulo and Rio de Janeiro markets.

The table below sets forth the most recent data available on our market share in the São Paulo and Rio de Janeiro markets:

São Paulo (1) – Gafisa’s Market Share
Year	Year Ended December 31,		Variation on prior year
	2006	2005	(%)
	(Launches in R$ million)
Local Market	11,513	9,048	27.2%
Gafisa(2)	498	340	46.4%
Gafisa’s Market Share	4.3%	3.8%

Source: EMBRAESP and SECOVI.

Rio de Janeiro (1) – Gafisa’s Market Share
Year	Year Ended December 31,		Variation on prior year
	2006	2005	(%)
	(Launches in R$ million)
Local Market	2,887	2,275	26.9%
Gafisa(2)	204	186	9.5%
Gafisa’s Market Share	7.1%	8.2%

Source: ADEMI.

(1)	Metropolitan area.
(2)	Gafisa stake.

We believe we are the leader in residential community developments with no major competitors to date. Our subsidiary Alphaville has a sizable and what we believe to be non-replicable land reserves with potential sales of R$2.7 billion, which will foster our future growth in the upcoming years with relatively low risk.

Facilities

We lease our headquarters located at Avenida Nacões Unidas No. 4777, 9th floor, in São Paulo, Brazil. We also lease our branch office located at Avenida das Américas, 500, block 19—rooms 101 and 102, in Rio de

Janeiro, Brazil. Our subsidiary Alphaville owns its headquarters located at Avenida Cauaxi, 293, in Barueri, São Paulo. We believe our current facilities are adequate for the full development of our operations.

Seasonality

Although the Brazilian real estate market is not generally seasonal, there are a few months of the year when the market slows down (January, February and July) of each year. These months coincide with school vacations and result in the postponement of investment decisions. We are impacted similarly as the rest of the market during such period.

Subsidiaries

We carry out our real estate developments directly or through our subsidiaries and our jointly-controlled entities. As of December 31, 2006, we had 19 subsidiaries and 27 jointly-controlled entities under operations, all of them incorporated as special purpose entities and headquartered in Brazil, including the recently acquired Alphaville. Our subsidiaries and jointly-controlled entities operate exclusively in the real estate sector, except for Gafisa SPE 33 Empreendimentos Imobiliários Ltda., which is a wholly-owned subsidiary that also invests in other companies.

Intellectual Property

Trademarks

Our trademarks are filed or registered in Brazil with the Brazilian Institute of Industrial Property (Instituto Nacional de Propriedade Industrial), or the INPI. Currently, the registration process takes approximately 60 months from the date of filing of the application for a definitive registration to be granted. From the date of filing of the application to the date of the definitive registration, the applicant has an expectation of right for the use of the trademark in connection with the products and services for which the trademark was applied for.

Each trademark registration is effective for a 10-year period and is renewable for equal and successive periods. Renewal of registration is granted by request accompanied by payment of renewal fees during the final year of the trademark’s registration or within the 6-month waiting period after the registration has expired. In the latter case, if the request is not accompanied by due payment, the registration is cancelled by the INPI.

A trademark registration is terminated by (i) expiration of its term; (ii) the trademark holder’s total or partial waiver of the rights granted by registration; (iii) forfeiture, in the case of the applicant’s or the holder’s failure to use a registered trademark in connection with goods or services for a period of more than five years; or (iv) failure to appoint a Brazilian resident with powers to represent the applicant or holder in administrative or judicial proceedings, in cases where the applicant or the holder resides abroad.

As of the date of this prospectus, we had approximately 93 pending trademark applications and 25 trademark registrations in Brazil with the INPI, including our subsidiaries (except for Alphaville, which had 123 pending trademark applications and 9 trademark registrations under its name). Our most significant trademark is “Gafisa”, which is duly registered with the INPI in the relevant market segment. Our trademark registrations will expire, unless renewed, between June 2007 and December 2016. Alphaville’s trademark registrations will expire, unless renewed, between July 2008 and December 2016.

Our only trademark application outside Brazil is an application for “Gafisa” filed in the United States.

Domain Name

As of the date of this prospectus, we were also the owner of approximately 11 domain names including our principal website, and Alphaville had approximately 45 domain names registered under its name. The term of each domain name registration is one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (i) express waiver of the owner; (ii) irregularities in the data form as requested by the respective agency; (iii) non-compliance with applicable regulations; (iv) judicial order; or (v) in the case of foreign companies, non-compliance with the obligation to initiate the company’s activities in Brazil. Our domain names will, unless renewed, expire between February 2007 and December 2007. Alphaville’s domain names will expire, unless renewed, between February 2007 and January 2008.

Patents

We have no patents registered in our name.

Environmental Issues

We are subject to a variety of Brazilian federal, state and local laws and regulations concerning the protection of the environment, as described in “Industry and Regulatory Overview—Environmental Issues.” Environmental laws vary according to the development’s location, the site’s environmental conditions and the present and former uses of the site. These environmental laws may result in delays, cause us to incur substantial compliance and other costs, and prohibit or severely restrict development. Before we purchase any real estate property, we conduct investigations of all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, waste substances, springs, trees, vegetation and the proximity of the real estate property to permanent preservation areas. We generally condition the consummation of real estate property acquisitions on obtaining the required regulatory approvals prior to closing.

We have adopted certain practices to further our commitment to environmental protection and landscape development. As of December 31, 2006, we believe we were the only company in our industry to recycle cement bags used in our projects, making us a pioneer in our industry on recycling. Through our Selective Collection Project, we have partnered with private and governmental entities, including non-governmental organizations (Reviverde, Papel da Gente and Associação Ecos da Vitória), the Secretariat of Environment of the State of São Paulo, the Sub-municipality of the State of Rio de Janeiro, the Technical Assistance and Rural Extension Institute and the Urban Cleaning Municipal Company of the State of Rio de Janeiro, among others, to educate others about the environment. For example, through our partnership with Reviverde and Associação Ecos da Vitória, we provide training to all of our outsourced workers before we begin work on any particular project that focuses on the importance of preserving the environment and how to effectively collect, store and control recycling materials. In recognition of our commitment to environmental preservation, we were awarded the Selo Verde Award (Green Seal Award) in 2003. In addition, our subsidiary Alphaville was given the “ECO Award” in 2006 by the American Chamber of Commerce in recognition for its socially responsible practices.

Insurance

We maintain insurance policies with leading and financially sound Brazilian insurance companies, such as AGF Brasil seguros, UBF Garantias & Seguros and Áurea Seguros S.A. Our insurance policies cover potential risks from the commencement of construction, including property damages, business interruption, engineering risks, fire, falls, collapse, lightning, gas explosion, and possible construction errors. Such insurance policies contain customary specifications, limits and deductibles. We do not maintain any insurance policy for our properties after construction is completed. Our management believes that the insurance coverage for our properties is adequate. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material loss in the future.

Employees

As of December 31, 2006, we had 530 employees, 371 in the State of São Paulo, 159 in the State of Rio de Janeiro and 24 in other markets. In addition to these employees, we had, as of that date, 108 interns in the State of São Paulo, 46 interns in the State of Rio de Janeiro and 9 in new markets.

The table below shows the number of employees for the periods presented:

Period	Operations	Administration & Finance	Business Development	Sales	Other	Total
2006	321	28	41	33	107	530
2005	321	77	29	24	24	475
2004	418	91	40	11	25	585
2003	553	106	68	—	21	748

The reduction of the number of employees from 2004 to 2005 resulted from a cost reduction policy we adopted during that period.

As a consequence of the recent acquisition of Alphaville, we will have an additional 137 employees, 76 in operations, 25 in administration and finance, 8 in business development, 12 in sales and 16 in other areas.

Our administrative employees carry out management, accounting, IT, development, sale, legal and construction activities, in addition to negotiating with suppliers. Our construction site employees focus on management and oversight of our construction workers, a majority of whom is outsourced. The outsourced employees are hired by the contractors to carry out various tasks on the construction sites. Currently, we estimate that approximately 4,000 outsourced professionals are providing services to us in the State of São Paulo and 2,000 in the State of Rio de Janeiro.

We offer training programs to our employees, subcontractors and outsourced employees. All of our professionals involved in the construction of our developments are trained prior to the commencement of their work and are supervised directly by our engineers.

The majority of our employees and outsourced professionals of the State of São Paulo are enrolled with the Civil Construction Industries Workers’ Union (SINTRACON). As a rule, the Civil Construction of Large Building Industry in the State of São Paulo (SINDUSCON-SP) annually negotiates with SINTRACON collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professional in the State of São Paulo was signed in May 2006, establishing a salary adjustment of 6.01% as of May 1, 2006. This collective bargaining agreement became effective on May 1, 2006 and will expire on April 30, 2007. The majority of our employees and outsourced professionals of the State of Rio de Janeiro are members of the Civil Construction, Tiles, Cement, Marble and Granite Products, Road Construction, Paving, and Land Moving and Industrial Maintenance and Assembly Industries’ Workers Union of the Rio de Janeiro Municipality (SINTRACONST-RIO). As a rule, the Civil Construction of Large Building Industry in the State of Rio de Janeiro (SINDUSCON-RIO) annually negotiates with SINTRACONST-RIO the collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professional in the State of Rio de Janeiro was signed in April 2006, establishing a salary adjustment of 6.5% as of March 1, 2006. This collective bargaining agreement became effective on March 1, 2006 and will expire on February 28, 2007. We believe our relations with our employees and unions are good. In the last five years, we have not experienced any work stoppage or collective claims proposed by the unions.

The benefits we offer to our permanent employees include life insurance, dental plan, health insurance, medical assistance plan, meal reimbursements and profit sharing.

Health and Safety

We are committed to preventing work-related accidents and diseases. Accordingly, we maintain an environmental risk prevention program which seeks to maintain and enhance the health and physical conditions of our employees, by anticipating, recognizing, evaluating and controlling any existing or potential environmental risks in the work place. In addition, we have an internal committee for the avoidance of accidents, which seeks to prevent diseases and accidents from occurring in the workplace. We make significant investment in this area, providing frequent training programs for both our construction employees and our subcontractors’ employees, and we require our subcontractors to follow strict guidelines.

Legal Proceedings

We are currently parties to several legal and administrative proceedings arising from the normal course of our business, principally relating to civil, environmental, tax and labor claims.

We establish provisions in our balance sheets relating to potential losses from litigation based on estimates of probable losses. Brazilian GAAP requires us to establish provisions in connection with probable losses and we record a provision when, in the opinion of our management, we feel that an adverse outcome in a litigation is probable and a loss can be estimated. The determination of the amounts provisioned is based on the amounts involved in the claims and the opinion of our management.

Civil Claims

As of December 31, 2006, we were a party to 363 civil actions, totaling approximately R$66.5 million. Of these actions, we were the plaintiff in 76 actions and the defendant in 287 actions, with aggregate amounts of approximately R$7.9 million and R$58.6 million, respectively. For three of the claims where we are the defendant, the plaintiffs are seeking an aggregate amount of approximately R$48.0 million. As of December 31, 2006, we have filed defense to these claims. While we believe these claims are unfounded, we are of the view that the likehood of loss is possible. In two of the three claims, our liability is limited because there are three other defendants. The third claim involves an amount of approximately R$27.8 million of the proceeds from our Brazilian initial public offering that was withheld in an escrow deposit attached by court order to guarantee a writ of execution (ação de execução). We have recorded no provision for this claim.

Most of these civil claims involve ordinary course matters relating to the development of our properties, including annulment of contractual clauses, termination of agreements with the reimbursement of the amounts paid and indemnification for labor accidents.

As of December 31, 2006, the provision for our civil claims amounted to R$0.9 million.

Environmental Claims

On August 27, 2004, the Federal Public Prosecution Office filed a Public Civil Action against us and others, including the Superintendência Estadual de Rios e Lagoas, or SERLA, which is responsible for managing the water resources of the State of Rio de Janeiro, alleging intervention in a permanent preservation area. The Federal Public Prosecution Office sought indemnification payment of R$1.0 million to repair the damaged area, as well as penalties for the damages caused to the environment. We are currently not able to estimate the recovery amounts to be paid in this claim.

In addition, we are periodically party to other administrative environmental inquiries or claims by the Public Prosecution Offices of the States of São Paulo and Rio de Janeiro or by other governmental agencies or third parties. These inquiries may result in public environmental claims against us and the findings in these inquires may give rise to other administrative and criminal claims. However, based on currently available information, we do not believe these matters are, or are likely to be in the future, material to our business or financial condition.

As of December 31, 2006, we have made no provisions for environmental claims.

Tax Claims

We have challenged the constitutionality of the amendment of the tax basis for payment of the Social Integration Program Contribution (Contribuição para o Programa de Integração Social), or PIS, as determined by Laws No. 9,715/98 and No. 9,718/98. We obtained a favorable preliminary injunction in the case and have not paid approximately R$8.0 million to the tax authorities. While we believe the likelihood of a favorable final outcome to be probable, nonetheless, we recorded the taxes under dispute in our consolidated financial statements as taxes and contributions in our current liabilities in accordance with Brazilian regulation.

We are also challenging the constitutionality of the amendment of the tax basis and rate increase for payment of the Contribution for Social Security Financing (Contribuição para o Financiamento da Seguridade Social), or COFINS, as determined by Law 9,718/98. We obtained a partially favorable preliminary injunction and did not pay approximately R$3.5 million, which amount is fully accrued. We believe the likelihood of a favorable final outcome are probable with respect to the amendment of the contribution calculation basis and remote with respect to the rate increase. However, we recorded the taxes under dispute in our consolidated financial statements as taxes and contributions in our current liabilities.

We are party to two tax claims arising from tax assessments filed by the Brazilian Federal Revenue Service—SRF, because we deducted from the IRPJ (Corporate Income Tax) and CSLL (Social Contribution on Net Income) calculation basis in fiscal years 1998 and 1999 expenses that were considered not to be deductible by the authorities. The lowers courts have partially accepted our defense for the fiscal year 1998 claim but have rendered an unfavorable decision for the fiscal year 1999 claim. We filed administrative appeals on both claims. On February 1, 2007, we were notified of a higher administrative court’s decision to uphold the lower court’s decision in its entirety on the fiscal year 1998 claim. We intend to commence judicial proceedings to dispute parts of this decision. Although we believe it is possible that our position will not prevail, we do not believe loss is probable. We believe we are more likely than not to prevail on this claim in court because we will have an opportunity to provide further evidence in our favor that was not presented at the administrative level. Such further evidence includes the appraisal of our books by a court-appointed expert which was not permitted at the administrative proceedings. In addition, our argument that the tax claim was inappropriate is based on the position that the tax authorities erroneously re-characterized our service agreement with a third party as a purchase and sales agreement and disallowed the deduction of expenses from the IRPJ and CSLL tax bases based on this re-characterization of the agreement. We will rely on prior court rulings that have rejected similar attempts by tax authorities to impose taxes by re-characterizing leasing agreements as purchase and sales agreements. In those prior cases, the appeals court concluded that such re-characterization of the agreements was inappropriate and annulled the tax claims. In the opinion of management, this matter is a contingent liability that arises from an interpretation of the tax authorities with which we disagree and is not a tax obligation. Based on the foregoing, management has determined not to record the amount at this time. We are still awaiting for the higher administrative court’s final decision on the fiscal year 1999 claim. The amount involved in these two claims as of December 31, 2006 totaled approximately R$16.2 million.

In addition, we have requested payment in installments for amounts not collected by the PIS and COFINS for the period from March 2004 to April 2005. As of December 31, 2006, such installment plan had been deferred and an amount of R$11.8 million is fully accrued as accounts payable.

As a result of our acquisition of Alphaville, we have become party to administrative and judicial tax claims relating to the Manufactured Products Tax (Imposto Sobre Produtos Industrializados), or IPI, and the State Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS, regarding Alphaville’s failure to pay taxes on its import of two aircrafts. The total amount involved in these claims is approximately R$49.2 million and approximately R$1.6 million has been deposited by Alphaville with the relevant courts. Alphaville is waiting for final decision by the courts on these proceedings. According to our acquisition agreement of Alphaville, the selling shareholders must reimburse any loss suffered by us or Alphaville arising from acts occurring before January 8, 2007, including the claims set forth above.

Labor Claims

As of December 31, 2006, we were a defendant in approximately 1,703 labor claims resulting from our ordinary course of business, of which approximately 96% were filed by outsourced workers and approximately 4% were filed by our former employees. On December 31, 2006, the total value involved in the labor claims filed against us was approximately R$36.3 million. As of December 31, 2006, the provision for labor claims amounts to approximately R$3.2 million.

MANAGEMENT

On January 26, 2006, our bylaws were amended to adapt to the Listing Rules of the Novo Mercado. Accordingly, in addition to being subject to the rules set forth by the Brazilian corporation law we are also subject to the Listing Rules of the Novo Mercado, as described below.

We are managed by a board of directors (Conselho de Administração) consisting of up to seven directors and an executive committee (Diretoria Executiva) consisting of up to eight officers. Our directors are elected for a two-year term and our executive officers are elected for a three-year term. Reelection of officers and directors is permitted. We also have a fiscal council (Conselho Fiscal), which is currently not installed as a permanent body, an investment committee, an audit committee, a compensation committee and a nominating and corporate governance committee.

Board of Directors

Our board of directors is our decision-making body responsible for formulating general guidelines and policies for our business, including our long term strategies. Among other things, our board of directors is responsible for appointing and supervising our executive officers.

Our board of directors meets at least once every quarter and at any other times when a meeting is called by its chairman or by at least two other members. The decisions of our board of directors are taken by the majority vote of its members. In the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote. In addition, pursuant to the Brazilian corporation law, a member of our board of directors is prevented from voting in any shareholders’ or board of directors’ meeting, or from acting in any business or transaction, in which he may have a conflict of interest with our company.

Under the Brazilian corporation law, a company’s board of directors must have at least three members, and each of the members of the board of directors must be a shareholder of the company, although there is no requirement as to the minimum number of shares that an individual must hold in order to serve as a director. Our bylaws provide for a board of directors of up to seven members, from which at least 20% shall be independent members, as determined by the Listing Rules of the Novo Mercado. Our directors are elected at our annual general shareholders’ meeting for a two-year term of office, with reelection permitted, and are subject to removal at any time by our shareholders at a shareholders’ general meeting. Although the Listing Rules of the Novo Mercado require only one independent director, in accordance with our bylaws, our board of directors has two independent members.

We can increase the number of our directors beyond seven by a separate vote as prescribed by paragraph 4 of Article 141 of the Brazilian corporation law. Paragraph 4 of Article 141 of the Brazilian corporation law provides that shareholders with at least 10% of a company’s total capital stock may request the adoption of the multiple voting procedure for the election of the board of directors, even where there is no provision for this in the company’s bylaws. The multiple voting procedure grants each share as many votes as the number of board members, and allows shareholders to allocate either all of their votes to a single candidate or to distribute their votes among several candidates.

All the voting proceedings discussed in the previous paragraphs currently apply to our company.

As prescribed by CVM Instruction No. 282, of June 26, 1998, the minimum voting capital percentage required for the adoption of the multiple voting procedure in publicly-held companies may be reduced as a result of the amount of its capital stock. Based on the current amount of our capital stock, shareholders representing 5% of our total capital stock may request the adoption of the multiple voting procedure in order to elect the members to our board of directors. The referred minimum percentage may vary from 5% to 10% depending on the amount of our capital stock, as prescribed in the aforementioned CVM instruction. If the adoption of the multiple voting procedure is not requested, directors are elected by a majority vote of our shareholders, and such shareholders who, individually or collectively, represent at least 15% of our shares, are entitled to appoint, in separate voting, a director and its alternate.

The Listing Rules of the Novo Mercado also provide that all members of our board of directors and our executive committee must comply, by means of the execution of a management compliance statement, with obligations set forth under the Novo Mercado Listing Agreement, the Market Arbitration Chamber Rules and the Listing Rules of the Novo Mercado, including, but not limited, to: (i) any shareholder that becomes our controlling shareholder, or becomes part of our controlling group, must comply, by means of executing of the controlling shareholder compliance statement, with the obligations set forth under the Novo Mercado Listing Agreement, the Market Arbitration Chamber Rules and the Listing Rules of the Novo Mercado; (ii) any indirect controlling shareholder of our company must fully comply with the obligations established in the Novo Mercado Listing Agreement, the Market Arbitration Chamber Rules, the Listing Rules of the Novo Mercado, the Brazilian Corporation Law, Brazilian Securities Regulations and our bylaws; (iii) use best efforts to ensure that our shares are widely held through public share offerings; (iv) re-establish the minimum percentage of outstanding floating stock, in case additional shares are issued or the controlling power over our company is transferred; (v) inform BOVESPA with respect to the trading of the securities held by our controlling shareholders; (vi) comply with the rules imposed on our directors in the event our public company registration with the CVM is cancelled; and (vii) comply with rules and regulations applicable in the event of the delisting of our company from the Novo Mercado.

Currently, our board of directors is composed of seven directors, elected at the special shareholders’ general meeting on January 26, 2006. The table below shows the names, positions, and terms of office of the members of our board of directors.

Name	Position	Election Date	Term of Office(1)

Gary R. Garrabrant (2)	Chairman	January 26, 2006	Annual Shareholders’ General Meeting in 2008

Renato de Albuquerque (2)	Director	January 8, 2007	Annual Shareholders’ General Meeting in 2008

Caio Racy Mattar (2)(3)	Director	January 26, 2006	Annual Shareholders’ General Meeting in 2008

Eduardo Alcalay (2)	Director	February 14, 2007	Annual Shareholders’ General Meeting in 2008

Danilo Gamboa (2)	Director	February 14, 2007	Annual Shareholders’ General Meeting in 2008

Richard L. Huber (2)(3)	Director	January 26, 2006	Annual Shareholders’ General Meeting in 2008

Thomas J. McDonald (2)	Director	January 26, 2006	Annual Shareholders’ General Meeting in 2008

Fabio Schvartsman (2)(3)	Director	February 14, 2007	Annual Shareholders’ General Meeting in 2008

(1)	Under Brazilian corporation law, an annual shareholders’ general meeting must take place within the first four months of the calendar year.
(2)	Independent member pursuant to NYSE rules.
(3)	Independent member pursuant to Brazilian Law. According to Brazilian Law, a director is considered independent when: (i) he/she has no relationship with the company, except for holding shares; (ii) he/she is not a controlling shareholder, spouse or relative of the controlling shareholder, has not been in the past three

(Footnotes continued on following page)

years linked to any company or entity related to the controlling shareholder; (iii) he/she has not been in the past three years an employee nor an executive of the company, of the controlling shareholder or of any subsidiary of the company; (iv) he/she is not a supplier or buyer, direct or indirect, of the company where the arrangement exceed a certain amount; (v) he/she is not an employee or manager of any company which renders services to the company or which uses services or products from the company; (vi) he/she is not a spouse or relative of any member of the company’s management; and (vii) he/she does not receive any compensation from the company, except for the compensation related to its position as a board member.

None of our directors is entitled to any severance compensation in the event of dismissal from office, except for unpaid portions related to prior years. Our directors are not subject to mandatory retirement due to age.

The following is a summary of the business experience and principal outside business interests of the current members of our board of directors.

Gary R. Garrabrant.    Mr. Garrabrant is the chief executive officer and co-founder of Equity International and executive vice-president of Equity Group Investments, LLC. He is also vice chairman of Desarrolladora Homex S.A. de C.V., a leading real estate company in Mexico, and a member of the board of directors of various other companies in the portfolio of Equity International. He is also a member of the Real Estate Advisory Board of Cambridge University. Mr. Garrabrant holds a bachelor’s degree in finance from the University of Notre Dame. He co-founded and led Genesis Realty Capital Management, a real estate securities investment management firm based in New York. From 1981 to 1994, Mr. Garrabrant was a senior real estate investment banker, first with Chemical Bank and then with The Bankers Trust Company. He is currently the chairman of our board of directors, and his current term commenced on February 8, 2006. His business address is Two North Riverside Plaza, Suite 700, Chicago, Illinois, United States.

Renato de Albuquerque.    Mr. Albuquerque was one of the founders of Construtora Albuquerque, Takaoka S.A., in 1951, which launched the first Alphaville Community in 1973. In 1995, he founded our subsidiary Alphaville Urbanismo S.A. Mr. Albuquerque holds a bachelor’s degree in civil engineering and architecture from Universidade de São Paulo. He is currently a member of our board of directors, and his current term commenced on January 18, 2007. His business address is Alameda Noruega, No. 316, Alphaville Residencial 1, Barueri, SP, Brazil.

Caio Racy Mattar.    Mr. Mattar is currently the investment and construction officer of Companhia Brasileira de Distribuição (CBD- Pão de Açúcar Group). He is also a member of the board of directors of Sendas Distribuidora S.A. and Paramount Têxteis Indústrias e Comércio S.A. Mr. Mattar holds a bachelor’s degree in civil engineering and a master’s degree in business administration from the London Business School. He is currently a member of our board of directors, and his current term commenced on February 8, 2006. His business address is Av. Nações Unidas No. 4777, 9th floor, São Paulo, SP, Brazil.

Eduardo Alcalay.    Mr. Alcalay joined GP Investimentos S.A. in 2005 as a partner. Mr. Alcalay also serves as a member of the board of directors of Equatorial Energia S.A. Prior to joining GP Investimentos, Mr. Alcalay had more than 15 years of investment banking experience as a partner at Singular, a mergers and acquisitions advisory boutique, and as head of mergers and acquisitions at DLJ-Brazil and Banco Garantia. Mr. Alcalay has previously served as senior vice president for business development at UOL, Brazil’s leading internet service provider. Mr. Alcalay holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and a bachelors’ degree in law from the University of São Paulo. He is currently a member of our board of directors, and his current term commenced on February 14, 2007. His business address is Avenida Brigadeiro Faria Lima No. 3900, 7th floor, São Paulo, SP, Brazil.

Danilo Gamboa.    Mr. Gamboa joined GP Investimentos S.A. in 2004 and has been a partner since 2006. Mr. Gamboa is a board member of América Latina Logística S.A. and served as a board member of Submarino S.A. from 2005 to 2006. Prior to joining GP Investimentos, Mr. Gamboa worked for Submarino and

Gradus Management Consultants. Mr. Gamboa has a bachelor’s degree in industrial engineering from the University of São Paulo and a master’s degree in business administration from the MIT Sloan School of Management. He is currently a member of our board of directors, and his current term commenced on February 14, 2007. His business address is Avenida Brigadeiro Faria Lima No. 3900, 7th floor, São Paulo, SP, Brazil.

Richard L. Huber.    Mr. Huber is an investor in different companies from various segments, especially in Latin America. He is currently the chairman of G. Barbosa Comercial Ltda., a supermarket chain located in northeast Brazil, and a member of the board of directors of Malta Cleyton S.A in Mexico, Vina San Rafael in Chile, Covanta Enery Corporation, and other companies in the United States and other countries. He also manages private equity portfolios. Mr. Huber holds a bachelor’s degree in chemistry from Harvard University. He started his career as a trainee at First National Bank in 1959. Until February 2000, he worked in the financial area and as the chief executive officer and chairman of Aetna Inc. He was also a member of the board of directors of many United States and Latin American companies. He is currently a member of our board of directors, and his current term commenced on February 17, 2006. His business address is 138 W. 78th Street, New York, New York, United States.

Thomas J. McDonald.    Mr. McDonald joined Equity International Management, LLC in 1999, and he is currently its executive vice-president, in charge of the company’s investments. He is also a director at several companies held in the portfolio of Equity International’s group. Mr. McDonald holds a bachelor’s degree in international relations and Spanish from the University of Notre Dame. He is currently a member of our board of directors, and his current term commenced on June 9, 2005. His business address is Two North Riverside Plaza, Suite 700, Chicago, Illinois, United States.

Fabio Schvartsman.    Mr. Schvartsman has been the chief financial officer of Grupo Ultra since 1990. He is also an executive officer of Ultragaz and a board member of Ultraprev, Ultra S.A., Tequimar and Oxiteno Nordeste. Before joining Grupo Ultra, he worked for Duratex S.A. Mr. Schvartsman holds a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo and a master’s degree in business administration from Fundação Getúlio Vargas. He is currently a member of our board of directors and the chairman of the Audit Committee. His current term commenced on February 14, 2007. His business address is Rua Conselheiro Torres Homem, 401, São Paulo, SP, Brazil.

Executive Committee

Under the Brazilian corporation law, a company’s executive committee must have at least two members, and each of such members must be a resident in Brazil but is not required to be a shareholder of the company. Furthermore, no more than one-third of our directors may serve as members of our executive committee at any given time.

The members of our executive committee are our legal representatives and are primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines set forth in our shareholders’ general meetings and by our board of directors. Our bylaws require that our executive committee be composed of at least two members and a maximum of eight members. Currently, our executive committee consists of five members, elected at the meeting of our board of directors on July 6, 2006. The members of our executive committee are appointed by our board of directors for three-year terms, and may be reelected or removed by our board of directors at any time. Our board of directors is responsible for determining the role of our executive officers. Currently our executive officers are made up of a chief executive officer, a chief financial and investor relations officer and various other executive officers without a specific designation.

The chief executive officer submits to the board of directors for their approval the business plan, annual budget, investment plans and new expansion plans for Gafisa and our subsidiaries. The chief executive officer enacts these plans and develops our strategy and operational plan, including the manner in which we will execute the resolutions approved at the shareholders’ meeting and by the board of directors. Together with the other officers, he also supervises and coordinates our activities. The officer in charge of investor relations supplies our financial information to investors, the CVM and the BOVESPA and is also responsible for keeping an updated register based on the applicable regulations.

The table below shows the names, positions, and terms of office of our executive officers:

Name	Position	Election Date	Term of Office

Wilson Amaral de Oliveira	Chief Executive Officer	December 22, 2006	December 31, 2009

Alceu Duílio Calciolari	Chief Financial Officer and Investor Relations Officer	December 22, 2006	December 31, 2009

Antônio Carlos Ferreira Rosa	Officer	December 22, 2006	December 31, 2009

Mário Rocha Neto	Officer	December 22, 2006	December 31, 2009

Odair Garcia Senra	Officer	December 22, 2006	December 31, 2009

None of our executive officers is entitled to any severance compensation in the event of dismissal from office, except the unpaid portions related to prior years. The business address of each of our executive officers is Avenida das Nações Unidas No. 4777, 9th floor, São Paulo, SP, Brazil.

The following is a summary of the business experience and principal outside business interests of the current members of our board of executive officers.

Wilson Amaral de Oliveira. Mr. Oliveira is currently our chief executive officer, and his current term commenced in December 2006. He holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and a marketing certificate from ESPM. Previously, he was a member of the board of directors and officer of Playcenter S.A., a member of the executive committee of Hopi Hari S.A. and of the fiscal council of Lojas Americanas S.A, an officer of Artex Ltda., as well as sales and marketing officer of Fundição Tupy S.A., Tupy Tubos e Conexões Ltda. and CLC Alimentos Ltda. He was also a member of the executive board of directors of Americanas.com S.A., Kuala Ltda. (successor of Artex Ltda.), Toalia S.A. and ABC Supermercados S.A. Mr. Oliveira was also the managing partner of Finexia, country manager of DHL Worldwide Express do Brasil Ltda. and managing director of Tupi Perfis S.A.

Alceu Duílio Calciolari.  Mr. Calciolari is currently our chief financial officer and investor relations officer, and his current term commenced in December 2006. He holds a bachelor’s degree in business administration from Faculdades Metropolitanas Unidas and a master’s degree in controllership from Pontifícia Universidade de São Paulo. Mr. Calciolari started his career as a trainee at ABN AMRO Real S.A. in 1978 and worked as an auditor, from 1983 to 1996, at Arthur Andersen LLP. He was also chief finance officer at Tupy S.A., from 1996 to 1998, and ALL—America Latina Logística S.A., from 1998 to 2000. Mr. Calciolari has been our chief financial officer since 2000.

Antônio Carlos Ferreira Rosa.    Mr. Rosa is currently our new markets executive officer, and his current term commenced in March 2006. He holds a bachelor’s degree in civil engineering from Universidade de São Paulo. He joined Gafisa as an intern, holding several positions, including construction manager and development manager.

Mário Rocha Neto.    Mr. Rocha Neto is currently our operation executive officer, and his current term commenced in December 2006. He holds a bachelor’s degree in civil engineering from the Polytechnical School of the Universidade de São Paulo. Mr. Rocha Neto joined the former Gomes de Almeida in 1978 as an intern. He was also a member of the management of Y. Takaoka Empreendimentos S.A. and, from 2003 to 2004, a member of the São Paulo Construction Union.

Odair Garcia Senra.    Mr. Garcia Senra is currently our executive officer responsible for developments in São Paulo, and his current term commenced in December 2006. He holds a bachelor’s degree in civil engineering from the civil engineering school of Mauá. Mr. Garcia Senra joined the former Gomes de Almeida in 1970 as an intern, and he has worked as a construction engineer, a construction manager and a construction officer. He was also a professor at the Civil Engineering School of Mauá in 1972, and director of Secovi—Sindicato de Compra e Venda de Imóveis in São Paulo.

Audit Committee

Under the applicable rules of New York Stock Exchange, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent audit committee requirements set forth in NYSE Rule 303A on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Exchange Act, that is, (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Our directors have established an Audit Committee that convenes as often as it determines is appropriate to carry out its responsibilities, but at least quarterly. The Audit Committee currently comprise Fabio Schvartsman, Thomas J. McDonald and Richard L. Huber, each of whom is a director of our company. Our board of directors has determined that, as of the date of this prospectus, Fabio Schvartsman, Thomas J. McDonald and Richard L. Huber are each independent as set forth in the New York Stock Exchange Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Exchange Act. We intend to comply with the independent audit committee requirements in the future in accordance with the phase-in compliance rules described above. In addition, we are required to disclose in our future annual filing on Form 20-F whether at least one member of our audit committee is an audit committee financial expert. Our board of directors has determined that Fabio Schvartsman is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

This committee has responsibility for planning and reviewing our annual and quarterly reports and accounts with the involvement of our auditors in that process, focusing particularly on compliance with legal requirements and accounting standards, and ensuring that an effective system of internal financial controls is maintained. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with our directors.

Fiscal Council

Under the Brazilian corporation law, the fiscal council is a corporate body independent from the management of the company and its external auditors. The fiscal council is not a permanent body, and whenever installed, must consist of no less than three and no more than five members. The primary responsibility of the fiscal council is to review management’s activities and the company’s financial statements and to report its findings to the shareholders of the company. The fiscal council is not equivalent to an audit committee as contemplated by the Exchange Act, as amended. Under the Brazilian corporation law, a fiscal council must be established at a shareholders’ general meeting upon request of shareholders representing at least 10% of the shares with voting rights, or 5% of the shares with no voting rights, and its members shall remain in office until the annual general shareholders’ meeting of the year following their election. Each member of the fiscal council is entitled to receive compensation in an amount equal to at least 10% of the average amount paid to each executive officer (excluding benefits and profit sharing).

Individuals who are also employees or members of the administrative bodies of our company, the controlling shareholder, or the controlling shareholder’s group, as well as spouses or parents of our management, cannot serve on the fiscal council.

Our bylaws provide for a non-permanent fiscal council composed of three members, which can be formed and have its members elected at the shareholders’ general meeting, as requested by the shareholders, in the events set forth by the Brazilian corporation law. When in operation, our fiscal council consists of three members, and its compensation is set at the shareholders’ general meeting that elects them.

Currently, we do not have a fiscal council in operation and therefore no member has been appointed. We have established an audit committee. See “—Audit Committee.”

Investment Committee

On January 13, 2006, our board of directors modified the structure of our incorporation and new business committee renaming it the investment committee. The investment committee is composed of the chairman of our board of directors, our chief executive officer and another member of our board of directors. Our investment committee is a non-permanent body and its duties are to: (1) analyze, discuss and recommend land acquisitions and new real estate developments; (2) advise our executive officers during the negotiation of new deals and the structuring of new developments; (3) supervise the beginning of new projects and their related cash flows; and (4) in special cases, assist in the negotiation and structuring of new types of business. Each decision by our investment committee to acquire land is made by ensuring that the investment meets the minimum return threshold set by us and comparing it with other potential investments. Such decision is made independent of the geographical location of the investment in order to maximize return on our capital allocation as a whole.

Currently, our investment committee is in operation and is comprised of Messrs. Lamas Lambranho, Amaral de Oliveira, and McDonald.

Compensation Committee

Our directors have established a Compensation Committee composed of three members, currently, they are Gary R. Garrabrant, Caio Racy Mattar and Danilo Gamboa. This committee reviews and makes recommendations to our directors regarding its compensation policies and all forms of compensation to be provided to our executive officers and other employees.

Nominating and Corporate Governance Committee

Our directors have established a Nominating and Corporate Governance Committee composed of three members, currently, they are Thomas J. McDonald, Richard L. Huber and Caio Racy Mattar. This committee considers and periodically reports on matters relating to the size, identification, selection and qualification of the board of directors and candidates nominated for the board of directors and its committees; and develops and recommends governance principles applicable to us.

Executive Officer and Director Compensation

Under Brazilian corporation law, the company’s shareholders are responsible for establishing the aggregate amount paid to members of the board of directors, the executive committee and the members of the fiscal council, when installed. Once the shareholders establish an aggregate amount of compensation, the members of the board of directors are then responsible for setting individual compensation levels.

In 2005, the aggregate compensation we paid to the members of our board of directors and our consulting committees (including the investments committee and other consulting committees that were consolidated during 2005) totaled R$1.1 million. For 2006, the aggregate compensation of the members of our board of directors and our investment committee, or any other committee which may eventually be implemented by us, was set at R$1.1 million, as approved by our shareholders’ general meeting held on January 16, 2006.

For each of 2005 and 2006, the aggregate compensation we paid to our executive officers totaled R$1,920 thousand. 50% of our employee compensation is determined based on the attainment of certain corporate goals.

Our Relationship with our Executive Officers and Directors

As of December 31, 2006, there were no contracts of any type or any other material agreements entered into by us with the members of our board of directors and our executive committee and such members do not hold any direct or indirect interest of greater than 1% of our share capital. See “Description of Capital Stock.” Also, as of December 31, 2006, some of our executive officers held interests in our subsidiaries as partners, minority shareholders, and/or directors and executive officers. In none of these cases, as of the referenced date, were the interests held material. In addition, there is no family relationship among our executive officers, directors or controlling shareholders, if any.

Stock Option Plans

Existing Stock Option Plan

At our annual special shareholders’ general meeting held on April 30, 2002, our shareholders ratified the terms and conditions of our stock option plan as approved by our board of directors during the meeting held on April 3, 2000, in which a standard stock option plan was approved for the granting of subscription rights related to our preferred shares.

Our stock option plan seeks to: (1) encourage our expansion and success, allowing our directors, executive officers and senior employees to acquire shares of our capital stock to assist in their integration into our company; (2) permit us to obtain and retain the services of directors, executive officers and senior employees by offering them the additional benefit of becoming one of our shareholders; and (3) align the interests of our directors, executive officers and senior employees with the interests of our shareholders.

In the context of our stock option plan, we entered into individual agreements with our employees, directors and executive officers, under which they are entitled to purchase shares of our capital stock pursuant to the terms and conditions of the stock option plan and the specific conditions set forth by their agreements. As of the date of this prospectus, options to purchase 2,265,000 shares of our common shares have been issued to employees, directors and executive officers pursuant to executed stock option plan agreements. Of these, 1,189,398 shares have been already been acquired pursuant to such agreements.

New Stock Option Plan

In view of our entry in the Novo Mercado segment of the BOVESPA, and in order to protect the rights of the beneficiaries of the current stock option plan, we decided to maintain this plan and, in addition, we approved a new stock option plan on February 3, 2006 during a jointly-held annual and special shareholders’ general meeting. With respect to this new stock option plan, our board of directors may release further programs on a regular basis, of options to purchase up to 5% of the total outstanding shares of our company as set forth in the new stock option plan. Such new programs would grant our managers and senior employees the right to acquire our shares for a set price, under terms and conditions laid down in stock option plan agreements entered into with each participant.

As of the date of this prospectus, options to purchase 2,828,912 shares of our common shares have been issued to employees, directors and executive officers pursuant to executed stock option plan agreements and options to purchase an additional 2,744,018 shares of our common shares may be issued under the plan.

Summary of Significant Differences of Corporate Governance Practices

NYSE Corporate Governance Rules provide that we are required to disclose any significant differences on our corporate governance practices from those required to be followed by U.S. companies under NYSE listing standard. We have summarized these significant differences below.

We are permitted to follow practice in Brazil in lieu of the provisions of the NYSE Corporate Governance Rules, except that we will be required to have a qualifying audit committee under Section 303A.06 of the Rules, or avail ourselves of an appropriate exemption. In addition, Section 303A.12(b) provides that our chief executive officer is obligated to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the NYSE Corporate Governance Rules.

Majority of Independent Directors

NYSE Rule 303A.01 provides that each NYSE-listed company must have a majority of independent directors. Neither Brazilian Corporate Law nor our by-laws require that we have a majority of independent members. Notwithstanding this, our board consists of all independent directors according to NYSE rules.

Separate Meetings of Non-Management Directors

NYSE Rule 303A.03 provides that the non-management directors of each NYSE-listed company must meet at regularly scheduled executive sessions without management. According to Brazilian Corporate Law, up to one-third of the members of the board of directors can also hold management positions. The remaining non-management board members are not expressly empowered to serve as a check on management and there is no requirement that those board members meet regularly without management. Notwithstanding the foregoing, our board of directors consists entirely of non-management directors and as such we believe we are in compliance with the NYSE Rule 303A.03.

Nominating and Corporate Governance Committee

NYSE Rule 303A.04 provides that each U.S. listed company must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Brazilian law. We believe that pursuant to our by-laws, the role of a nominating committee is generally performed by our board of directors and the role of the corporate governance committee is generally performed by either our board of directors or our senior management. With respect to compensation, under Brazilian Corporate Law, the shareholders determine the total and individual compensation of our board members and executive officers, including benefits and allowances, at a general shareholders’ meeting.

Compensation Committee

NYSE Rule 303A.05 provides that each U.S. listed company must have a compensation committee composed entirely of independent directors. We are not required to have such a committee under Brazilian practice. However, we intend to form such a committee that will comply with the requirements of the NYSE by the time this offering is completed.

Audit Committee

NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC provide that each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of NYSE Rule 303.A.06(c), have an internal audit function and otherwise fulfill all other requirements of the NYSE and Rule 10A-3. The SEC recognized that due to the local legislation for foreign private issuers, some of the functions of the audit committee could be subordinated by local laws to our other bodies.

While we are not required under Brazilian law to have an audit committee, it is our intention to form such a committee that will comply with the requirements of the NYSE by the time this offering is completed that will have the following responsibilities:

•	Pre-approve services to be provided by our independent auditor;

•	Review auditor independence issues and rotation policy;

•	Supervise the appointment of our independent auditors;

•	Discuss with management and auditors major audit issues;

•	Review quarterly financial statements prior to their publication, including the related notes, management’s report and auditor’s opinion;

•	Review our annual report and financial statements;

•	Provide recommendations to the board on the audit committee’s policies and practices;

•	Review recommendations given by our independent auditor and internal audits and management’s responses; and

•	Provide recommendations on the audit committee’s bylaws.

Equity Compensation Plans

NYSE Rule 303A.08 provides that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the rule. Under Brazilian Corporate Law, shareholder pre-approval is required for the adoption of equity compensation plans and any material revision thereto.

Corporate Governance Guidelines

NYSE Rule 303A.09 provides that each U.S. listed company must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under Brazilian law. However, we have listed our common shares on the Novo Mercado (New Market) of the São Paulo Stock Exchange, which requires adherence to the corporate governance standards of that Exchange specified under “Market Information—São Paulo Stock Exchange Corporate Governance Standards.” In addition, we have adopted a written policy of trading of securities and disclosure matters.

Code of Business Conduct and Ethics

NYSE Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We have not yet adopted a code of business conduct and ethics. However, it is our intention to adopt such a code of business conduct and ethics by the time this offering is completed.

PRINCIPAL AND SELLING SHAREHOLDERS

Principal Shareholders

The following table sets forth information relating to the ownership of our common shares as of the date of this prospectus, by each holder of 5.0% or more of our common shares and all of our directors and officers as a group, as well as common shares held in treasury. Each holder of common shares has the same rights.

The table below also sets forth our ownership structure subsequent to the sale of common shares in this offering, assuming no exercise of the overallotment option:

Shareholders	Common Shares Beneficially Owned Prior to the Offering	(%)(1)	Number of Common Shares to be Sold in the Offering	Common Shares Beneficially Owned After the Offering (2)	(%)	Number of Common Shares to be Sold in the Offering Assuming Full Exercise of the Overallotment Option	Number of Common Shares Beneficially Owned Assuming Full Exercise of the Overallotment Option	(%)
	Shares			Shares		Shares	Shares
EIP Brazil Holdings, LLC(3)(5)	19,867,998	18.1	501,606	19,366,392	15.1	1,330,148	18,036,245	14.2
Brazil Development Equity Investments, LLC(4)(5)	16,747,881	15.2	3,146,804	13,601,077	10.6	4,621,342	8,979,735	7.0
EIP Brazil Holdings Godo Kaisha(3)(5)	7,132,000	6.5	7,132,000	—	—	—	—	—
Emerging Markets Capital Investments, LLC(4)(5)	5,720,846	5.2	5,720,846	—	—	—	—	—
OppenheimerFunds, Inc.	6,049,300	5.5	—	6,049,300	4.7	—	6,049,300	4.8
Marsico Capital Management, LLC.	5,694,796	5.2	—	5,694,796	4.4	—	5,694,796	4.5
EI Fund II Brazil Godo Kaisha(3)(5)	1,234,044	1.1	1,234,044	—	—	—	—	—
Renato de Albuquerque(5)	3,429,756	3.1	1,987,064	1,442,692	1.1	—	1,442,692	1.1
Nuno Luís de Carvalho Lopes Alves(5)	2,057,863	1.9	1,192,244	865,619	0.7	—	865,619	0.7
Directors and officers	570,415	0.5	—	570,415	0.4	—	570,415	0.4
Other shareholders	41,377,567	37.7	—	81,054,167	63.0	—	85,675,510	67.3

Total	109,882,466	100.0	20,914,608	128,644,458	100.0	5,951,490	127,314,311	100.0

(1)	Excludes treasury shares.
(2)	Includes the offering of all common shares, including the common shares underlying the ADSs.
(3)	Equity International beneficially owns 28,234,042 shares through its affiliates EIP Brazil Holdings, LLC, EIP Brazil Holdings Godo Kaisha and EI Fund II Brazil Godo Kaisha. See “Business—History and Ownership Structure” for information on Equity International.
(4)	GP beneficially owns 22,468,727 through its affiliates Brazil Development Equity Investments, LLC and Emerging Markets Capital Investments, LLC. See “Business—History and Ownership Structure” for information on GP.
(5)	Selling shareholders.

Approximately 16% of our total common shares outstanding is held in Brazil and 3,444 of our record holders are in Brazil. See “Description of Capital Stock—Issued Share Capital.”

Selling Shareholders

Brazil Development Equity Investments, LLC, limited liability company duly organized and existing under the laws of the state of Delaware, controlled by GP, or its affiliates, controlled companies or other entities under common control, is a selling shareholder in this offering. Brazil Development Equity Investments, LLC currently holds approximately 15.2% of our total common shares outstanding (excluding treasury shares) and is offering 3,146,804 common shares in the form of ADSs, representing 2.9% of our common shares. Antonio Bonchristiano and Fersen Lambranho are managers of this investment fund.

Emerging Markets Capital Investments, LLC, limited liability company duly organized and existing under the laws of the state of Delaware, controlled by GP, or its affiliates, controlled companies or other entities under common control, is a selling shareholder in this offering. Emerging Markets Capital Investments, LLC currently holds approximately 5.2% of our total common shares outstanding (excluding treasury shares) and is offering 5,720,846 common shares in the form of ADSs, representing 5.2% of our common shares. Antonio Bonchristiano and Fersen Lambranho are managers of this investment fund.

EIP Brazil Holdings Godo Kaisha and EI Fund II Brazil Godo Kaisha, corporations duly organized and existing under the laws of Japan, controlled by Equity International, or its affiliates, controlled companies or other entities under common control, are selling shareholders in this offering. EIP Brazil Holdings, LLC, limited liability company duly organized and existing under the laws of the state of Delaware, controlled by Equity International, or its affiliates, controlled companies or other entities under common control, is also selling shareholder in this offering. Samuel Zell holds voting control of EIP Brazil Holdings Godo Kaisha, EI Fund II Brazil Godo Kaisha and EIP Brazil Holdings, LLC. EIP Brazil Holdings Godo Kaisha, EI Fund II Brazil Godo Kaisha and EIP Brazil Holdings, LLC currently hold an aggregate of approximately 25.7% of our total common shares outstanding (excluding treasury shares) and are offering 8,867,650 common shares, representing 8.1% of our common shares.

Mr. Renato de Albuquerque is currently a member of our board of directors. See “Management—Board of Directors.” Mr. Renato de Albuquerque holds approximately 3.1% of our total common shares outstanding (excluding treasury shares) and is offering 1,987,064 common shares, representing 1.8% of our common shares.

Mr. Nuno Luís de Carvalho Lopes Alves is the chief executive officer of our recent acquired subsidiary Alphaville. Mr. Nuno Luís de Carvalho Lopes Alves holds approximately 1.9% of our total common shares outstanding (excluding treasury shares) and is offering 1,192,244 common shares, representing 1.1% of our common shares.

RELATED PARTY TRANSACTIONS

Other than arrangements which are described in “Management” and the transaction described below, since January 1, 2003, there has not been, and there is not currently proposed, any material transaction or series of similar transactions to which we were or will be a party in which any director, executive officer, holder of 5% of our capital stock or any member of their immediate family had or will have a direct or indirect interest.

Under the Brazilian corporation law, our directors and executive officers cannot vote on any matter in which they have a conflict of interest and such transactions can only be approved on reasonable and fair terms and under conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties.

In 2004, we sold a portfolio of securitized receivables with a book value of R$59.7 million to Altere Securitizadora S.A., a securitization company which at the time was controlled by GP Investimentos S.A. Altere then issued mortgage-backed securities to the market with terms of up to 52 months. We received R$52.2 million in proceeds from this sale. We were charged a fee of 1.5% of the transaction value which was recorded as an expense equaling R$0.8 million. The mortgage-backed securities are indexed to the IGP-M and accrue interest of up to 15.25% per annum. The balance of receivables from clients is presented net of the value of the mortgage-backed securities and of escrow deposits, which at December 31, 2005 totaled R$8.7 million. In April 2006, GP Investimentos S.A. sold 100% of its stake in Altere to a third-party investor group.

As of December 31, 2006, we have not entered into any loan or other type of financing agreement with our directors or executive officers.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of material provisions of our bylaws, the Brazilian corporation law and the rules and regulations of the CVM and the Novo Mercado. In Brazil, bylaws (Estatuto Social) are the principal governing document of a corporation (sociedade por ações). Prospective investors are urged to read our bylaws, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. As long as we are listed on the Novo Mercado, we may not issue preferred shares. As a result of the listing of our common shares on the Novo Mercado, we may not issue shares without voting rights or with restriction on such voting rights. Accordingly, this section does not discuss the Brazilian statutory rights conferred upon holders of preferred shares. In order to delist from the Novo Mercado, we must conduct a tender offer for the purchase of our common shares. See “—Delisting from the Novo Mercado.”

General

We are currently a publicly-held company (sociedade por ações de capital aberto) incorporated under the laws of Brazil, registered with the Board of Trade of the State of São Paulo (JUCESP) under NIRE 35300147952 and with the CVM under No. 01610-1, and enrolled with the Brazilian Taxpayer’s Authorities under CNPJ/MF No. 01,545,826/001-07.

Our shares are eligible for trading on the Novo Mercado segment of the BOVESPA and the Listing Rules of the Novo Mercado and some provisions of our bylaws are enforceable against us.

Issued Share Capital

As of the date of this prospectus, our share capital was R$725,771,389.97, all of which was fully subscribed and paid-in. Our share capital is comprised of 109,728,566 registered, book-entry common shares, without par value (excluding 3,124,972 treasury shares). Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 200,000,000 common shares without the need of specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting. Pursuant to the agreement entered in to with the BOVESPA for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

Novo Mercado

Our shares were accepted for trading on the Novo Mercado on February 17, 2006. In order to delist our shares from the Novo Mercado, we must conduct a tender offer for the purchase of the shares of our capital stock outstanding in the market. See “Market Information” and “—Delisting from the Novo Mercado.”

In December 2000, the BOVESPA started a special share trading segment called the Novo Mercado. The objective of this new segment is to attract listed companies that are willing to provide information to the market and its shareholders in relation to its business in addition to the information required by law, and that agree to adopt corporate governance practices, such as different management practices, transparency and minority shareholders’ protection.

In the Novo Mercado, listed companies are required to (1) only issue common shares, (2) maintain at least 25% of the company’s outstanding shares, (3) detail and include additional information in the quarterly information and (4) make available the annual financial statements in English and based on international accounting standards.

The rules imposed by the Novo Mercado aim at providing transparency in relation to the activities and economic situation of the companies to the market, as well as more power to the minority shareholders in the management of the companies, among other rights. The main rules relating to the Novo Mercado, and that the company is subject to, are summarized below.

CMN Resolution No. 3,121 of November 25, 2003, as subsequently amended, provides new rules for the investment of funds in private pension funds. Shares of the capital stock of companies that adopt differentiated corporate governance practices, such as those companies accepted for trading in the Novo Mercado or Level 1 or Level 2 of the Differentiated Corporate Governance Practices of the BOVESPA, may acquire a higher interest in the investment portfolio of private pension funds. Accordingly, shares of companies that adopted differentiated corporate governance practices after the enactment of Resolution No. 3,121, started to be considered significant and attractive investments for the private pension funds, which are large investors in the Brazilian capital market. This fact might improve the development of the Novo Mercado, benefiting the companies whose securities are traded on the Novo Mercado.

Authorization for Trading on the Novo Mercado

Firstly, the company that is authorized to list its securities on the Novo Mercado shall keep updated its listed company register with the CVM, which allows the trading of the company’s common shares at the stock market. Furthermore, the company, among other conditions, shall have signed a Listing Agreement in the Novo Mercado and adapted its bylaws to comply with the minimum requirements of the BOVESPA. As regards the capital structure, it shall be exclusively divided into common shares, and a minimum portion of such shares, representing 25% of the capital stock, shall be maintained outstanding by the company. The existence of founders’ shares by the companies listed on the Novo Mercado is prohibited.

Board of Directors

The board of directors of companies authorized to have their shares traded on the Novo Mercado shall be comprised of at least five members of which at least 20% shall be independent, as defined in the Listing Rules of the Novo Mercado. The members of the board of directors shall be elected by a shareholders’ general meeting for a maximum two-year term of office, and are eligible for reelection. All new members of the board of directors and of the executive committee shall sign a Management Compliance Statement which subjects the investiture of the corresponding positions to the signing of this document. Through the Compliance Statement, the company’s directors and officers are personally responsible for complying with the Listing Agreement in the Novo Mercado, the Rules of the Market Arbitration Chamber and the Listing Rules of the Novo Mercado.

Other Novo Mercado Characteristics

Novo Mercado rules cover other areas designed to foster high levels of corporate governance and market transparency. Companies are required to keep the minimum stock percentage floating in the market, in order to foster dispersion of share ownership. In addition, companies are obliged to assign tag-along rights to their shareholders in order to ensure equal treatment if a controlling shareholder plans to sell its controlling stake. The Novo Mercado rules require companies to provide quarterly information on the number of shares held by the controlling shareholder, if any, company directors and officers, members of the Supervisory Council and the number of outstanding shares, in addition to other information required by the Listing Rules of the Novo Mercado. Companies are also required to give more disclosure regarding related party transactions in which a company may be involved. Finally, controlling shareholders, directors, officers and members of a company’s fiscal council are required to submit to arbitration any disputes or conflicts related to or arising from the Listing Rules of the Novo Mercado and the Listing Agreement in the Novo Mercado, specifically with regard to their application, validity, effectiveness and interpretation. The arbitrations take place before the Market Arbitration Chamber established by the BOVESPA and are conducted in accordance with the Rules of the Market Arbitration Chamber.

Corporate Purposes

Article 3 of our bylaws provides that our corporate purpose is to: (1) promote and manage any type of real estate development, owned by us or by third parties; (2) purchase, sell and negotiate real estate properties;

(3) provide construction and engineering services; (4) develop and implement market strategies of any real estate developments, owned by us or by third parties; and (5) hold interests in the capital stock of other companies and enterprises, in Brazil or abroad.

Policy for the Trading of Our Securities

On March 4, 2005, our board of directors approved our Conduct Manual on Information Disclosure and Use and Securities Trading Policy, which establishes the following procedures regarding the policy for the trading of our securities:

•

all trades conducted by us and persons that must comply with the Trading Policy (executive officers, directors, employees and shareholders involved in our management) can only be conducted with the intermediation of certified brokers, according to the list sent to CVM, to which all updates made will be reported;

•

such persons are also restricted from trading their shares during all periods when the investor relations officer gives notice of a black-out period, and the investor relations officer has no obligation to provide the reason for the black-out period, which will be handled confidentially by its recipients;

•

all our directors, executive officers, employees, members of the other bodies with technical or consultant duties, our possible controlling shareholders, and whoever by virtue of his/her position, job, or post at our company or our subsidiaries and affiliates, and who has signed the compliance statement and becomes aware of information of a material transaction or event involving our company, are restricted from trading our securities until such material transaction or event is disclosed to the market, except as regards treasury stock transactions, through private trading, the exercise of options to purchase shares of our capital stock, or a possible buyback carried out by us. This restriction is extended to periods prior to the announcement of such information or annual or interim financial statements;

•	to be valid, trading of our securities or transactions related to our securities carried out by the aforementioned persons must consist of long-term investments, as defined in the Trading Policy; and

•

the restrictions of the Trading Policy also apply to our former directors and executive officers (a) for the six month period following the end of their duties with the company, or (b) until the disclosure of the material event or the related financial statements, and also cover indirect trading carried out by the aforementioned persons.

Rights of Common Shares

Each of our common shares entitles its holder to one vote at an annual or special shareholders’ general meeting. Pursuant to our bylaws and the Brazilian corporation law, owners of common shares are entitled to dividends, or other distributions made in respect of common shares, in proportion to their ownership of outstanding shares. See “Dividends and Dividend Policy” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon our liquidation, holders of our shares are entitled to share all our remaining assets, after payment of all our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Holders of our common shares are entitled to participate on a pro rata basis in, but are not liable for, future capital calls by our company. Our common shares have tag along rights, which enable their holders to, upon the sale of a controlling interest in us, receive 100% of the price paid per common share of the controlling block.

Options

According to our bylaws, we may, within our authorized share capital and upon resolution of the shareholders’ general meeting, grant shares to (1) our directors, executive officers and employees, (2) individuals who provide services to us or (3) companies we control.

Shareholders’ General Meetings

Under the Brazilian corporation law, at our shareholders’ meetings, shareholders are empowered to take any action relating to our corporate purpose and to pass any such resolutions as they deem necessary. The approval of our financial statements and the determination of the allocation of our net profits with respect to each fiscal year take place at our annual general shareholders’ meeting immediately following such fiscal year. The election of our directors and members of our fiscal council—if the requisite shareholders request its establishment—typically takes place at the annual general shareholders’ meeting, although under Brazilian law it may also occur at a special shareholders’ general meeting.

A special shareholders’ general meeting may be held concurrently with the annual general shareholders’ meeting. Pursuant to our bylaws and the Brazilian corporation law, the following actions, among others, may only be taken at a general shareholders’ meeting:

•	amendment of our bylaws;

•	election and dismissal, at any time, of our directors, executive officers and members of our fiscal council, if we eventually form a fiscal council;

•	determination of the aggregate compensation of our board of directors and executive committee, as well as the fiscal council’s compensation, if the requisite shareholders request its establishment;

•	approval of stock splits and reverse stock splits;

•	approval of a stock ownership plan or the subscription of shares by our management or our employees;

•	approval of the management’s accounts and the financial statements prepared by the management;

•	resolution upon the destination of our net income and distribution of dividends;

•	election of the liquidator and election of the fiscal council to function in the event of our dissolution;

•	cancellation of our registration with the CVM as a publicly-held company;

•	authorization for the issuance of convertible debentures or secured debentures;

•	suspension of the rights of a shareholder who has violated the Brazilian corporation law or our bylaws;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock;

•	approval of our transformation into a limited liability company (sociedade limitada) or any other corporate form;

•	delisting of our common shares from the Novo Mercado;

•

appointment of a financial institution responsible for our valuation, in the event that a tender offer for our common shares is carried out in connection with a corporate transformation or delisting of our common shares from the Novo Mercado;

•	reduction in the percentage of mandatory dividends;

•	participation in a centralized group of companies;

•	change in our core business or corporate purpose;

•	approval of any merger (fusão), consolidation (incorporação) with another company or spin-off (cisão);

•	approval of any dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by him or her; and

•	authorization to petition for bankruptcy or request for judicial or extrajudicial restructuring.

According to the Brazilian corporation law, neither a company’s bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of specific rights, such as:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•

the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants (bônus de subscrição), except in some specific circumstances under the Brazilian law described in “—Preemptive Rights”;

•	the right to inspect and monitor the management of the company’s business in accordance with the Brazilian corporation law;

•	the right to vote in any shareholders’ general meeting; and

•	the right to withdraw from the company in the cases specified in the Brazilian corporation law, described in “—Withdrawal Rights.”

Quorum for our Shareholders’ General Meetings

As a general rule, the Brazilian corporation law provides that a quorum at a shareholders’ general meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call. A quorum for the purposes of amending our bylaws consists of shareholders representing at least two-thirds of our issued and outstanding voting capital on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ general meeting is required to ratify any proposed action, with abstentions not taken into account. However, the affirmative vote of shareholders representing one-half of our issued and outstanding voting capital is required to:

•	reduce the percentage of mandatory dividends;

•	change our corporate purpose;

•	consolidate or merge our company with another company;

•	spin-off a portion of our assets or liabilities;

•	approve our participation in a group of companies (as defined in the Brazilian corporation law);

•	apply for cancellation of any voluntary liquidation;

•	approve our dissolution; and

•	approve the merger of all our shares into another company.

According to our bylaws and for so long as we are listed on the Novo Mercado, we may not issue preferred shares or founders’ shares and we will have to conduct a tender offer in order to delist ourselves from the Novo Mercado.

A quorum smaller than the quorum established by the Brazilian corporation law may be authorized by the CVM for a publicly-held company with widely-traded and widespread shares that has had at least half of the holders of its voting shares in attendance at its last three shareholders’ meetings.

Notice of our Shareholders’ General Meetings

According to the Brazilian corporation law, notice of our shareholders’ general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the State of São Paulo, and in another widely circulated newspaper in the same State, such as Valor Econômico. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of the special shareholders’ general meeting so that the requesting shareholder may become familiar with and analyze the proposal to be voted upon at such meeting. Such call notice in all circumstances shall contain the agenda for the meeting and, in case of an amendment to our bylaws, a summary of the proposed amendment.

Location of our Shareholders’ General Meetings

Our shareholders’ meetings shall take place at our head offices at Av. das Nações Unidas No. 4777, 9th floor, 05477-000, in the City of São Paulo, State of São Paulo, Brazil. The Brazilian corporation law allows our shareholders to hold meetings outside our head offices in the event of force majeure, provided that the relevant notice contains a clear indication of the place where the meeting will occur.

Who May Call our Shareholders’ General Meetings

According to the Brazilian corporation law, the chairman of our board of directors may call a shareholders’ general meeting. Shareholders’ general meetings may also be called by:

•	any shareholder, if our directors fail to call a shareholders’ general meeting within 60 days after the date they were required to do so under applicable laws and our bylaws;

•

shareholders holding at least 5% of our share capital if our directors fail to call a meeting within eight days after receipt of a request to call the meeting by those shareholders, and such request must indicate the proposed agenda;

•	shareholders holding at least 5% of our share capital if our directors fail to call a meeting within eight days after receipt of a request to call the meeting to convene a fiscal council;

•

our fiscal council, if one is in place, if our board of directors delays calling an annual shareholders’ meeting for more than one month. The fiscal council may also call a special general shareholders’ meeting any time if it believes that there are significant or urgent matters to be addressed; and

•

the chairman of our board of directors, if we are controlled by a shareholder holding less than 50% of our voting capital (Control Power Exercise In a Diffuse Manner) and BOVESPA establishes that the price of our shares must be disclosed separately or that the trading of our shares on the Novo Mercado must be suspended due to non-compliance with the listing rules of Novo Mercado. At such a meeting all members of our board of directors must be replaced.

Conditions for Admission at our Shareholders’ General Meetings

A shareholder may be represented at a shareholders’ general meeting by a proxy, as long as the proxy is appointed less than a year before such shareholders’ general meeting. The proxy must be either a shareholder, an executive officer of our company, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer.

Shareholders attending a shareholders’ general meeting must deliver proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and a receipt issued by the custodian agent of our shares.

Withdrawal Rights

Shareholders who dissent or abstain from voting on certain actions taken during a shareholders’ general meeting have the right under the Brazilian corporation law to withdraw from our company and to receive the value of their shares.

According to the Brazilian corporation law, shareholder withdrawal rights may be exercised in the following circumstances, among others:

•	a spin-off (cisão) of our company;

•	a reduction in the percentage of our mandatory dividends;

•	a change in our corporate purpose;

•	an acquisition of a controlling stake in our company if the acquisition price is outside of the limits established by the Brazilian corporation law;

•	a merger (fusão) of our company with another company if we are not the surviving entity or our consolidation (incorporação) with another company; or

•	an approval of our participation in a group of companies (as defined in the Brazilian corporation law).

The Brazilian corporation law further provides that any resolution regarding a spin-off will also entitle shareholders to withdraw if the spin-off:

•	causes a change in our corporate purpose, except if the equity is spun-off to a company whose primary activities are consistent with our corporate purposes;

•	reduces our mandatory dividends; or

•	causes us to join a group of companies (as defined in the Brazilian corporation law).

In cases where (1) our company merges with another company in circumstances in which we are not the surviving company, or (2) we are consolidated with another company, or (3) we participate in a group of companies (as defined in the Brazilian corporation law), our shareholders will not be entitled to withdraw from our company if their respective shares are (a) liquid, defined as part of the BOVESPA index or some other traded stock exchange index (as defined by the CVM) and (b) widely held, such that the controlling shareholder or companies it controls hold less than 50% of our shares.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ general meeting. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of those rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability.

If shareholders exercise withdrawal rights, they are entitled to receive net book value for the shares, based on the last balance sheet approved by the shareholders. If the resolution giving rise to the rights is made later than 60 days after the date of the last approved balance sheet, the shareholder may demand that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date. In this case, we must immediately pay 80% of the equity value of the shares according to the most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ general meeting.

Redemption of Shares

According to the Brazilian corporation law, we may redeem our shares by a decision taken in a special shareholders’ general meeting by shareholders representing at least 50% of our share capital. The share redemption may be paid with our profit, profit reserves or capital reserves. If the share redemption is not applicable to all shares, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify on a pro rata basis, the shares to be redeemed.

Registration of Shares

Our shares are held in book-entry form with Banco Itaú S.A., which will act as the custodian agent for our shares. Transfer of our shares will be carried out by means of book entry by Banco Itaú S.A., debiting the share account of the seller and crediting the share account of the buyer, with the presentation of a written order of the transferor or a judicial authorization or order to effect such transfers.

Preemptive Rights

Except as provided below, our shareholders have a general preemptive right to participate in any issuance of new shares, convertible debentures and warrants, in proportion to their respective shareholding at such time, but the conversion of debentures and warrants into shares, the granting of options to purchase shares and the issuance of shares as a result of its exercise, are not subject to preemptive rights. In addition, the Brazilian corporation law allows for companies’ bylaws to give the board of directors the power to exclude preemptive rights or reduce the exercise period of such rights with respect to the issuance of new shares, debentures convertible into shares and subscription warrants up to the limit of the authorized share capital if the distribution of those shares is effected through a stock exchange, through a public offering or through an exchange of shares in a tender offer the purpose of which is to acquire control of another company. Shareholders are allowed to exercise the preemptive rights for a period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures and warrants, and the right may be transferred or disposed of for consideration.

Restriction on Certain Transactions by our Directors, Executive Officers and Members of our Fiscal Council

Our directors, executive officers and members of our fiscal council, who are considered insiders under Brazilian securities regulations, must abstain from trading in our securities, including derivatives based on our securities, in the following circumstances:

•	before the public disclosure of any material act or fact with respect to our business;

•	during the period preceding an established plan to merge with another company, consolidate, spin-off part or all of our assets or reorganize;

•	during the 15-day period before the disclosure of our quarterly and annual financial statements; and

•

with respect to our directors and executive officers, in the event of acquisition or sale of our shares by us or the acquisition or sale of our shares by any of our controlled or affiliated companies or any other company under our common control.

Restrictions on Certain Transactions Outside our Corporate Purposes

The Brazilian corporation law determines that we are expressly prohibited from carrying out any transactions that are not related to our corporate purposes, including pledges, sureties, endorsement or any guarantee not related to our corporate purposes or not in compliance with our bylaws, except for those already in effect.

Arbitration

Any disputes or controversies relating to or arising from the Listing Agreement in the Novo Mercado, Listing Rules of the Novo Mercado, our bylaws, the Brazilian corporation law, the rules published by the CMN, the Central Bank, the CVM, any shareholders’ agreement filed at the our headquarters, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the Rules of the Market Arbitration Chamber established by the BOVESPA. According to Chapter Twelve of such Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes.

Going Private Process

We may become a private company by the decision of our controlling shareholder or group of controlling shareholders only if we or our controlling shareholders conduct a public tender offer to acquire all of our outstanding shares in accordance with the rules and regulations of the Brazilian corporation law and the CVM regulations. The minimum price offered for the shares in the public tender offer will correspond to the economic value of such shares, as determined by a valuation report issued by a specialized firm.

The valuation report must be prepared by a specialized and independent firm of recognized experience chosen by the shareholders representing the majority of the outstanding shares (excluding, for such purposes, the shares held by the controlling shareholder, its partner and any dependents included in the income tax statement, should the controlling shareholders be an individual, treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes) from a list of three institutions presented by our board of directors. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by the controlling shareholder.

Shareholders holding at least 10% of our outstanding shares may require our management to call a special shareholders’ general meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public offering. The shareholders who make such request as well as those who vote in its favor must reimburse us for any costs involved in preparing the new valuation, if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the public offering must be made at the higher price.

If our shareholders determine to take us private and at that time we are controlled by a shareholder holding less than 50% of our total share capital or by a shareholder that is not a member of a group of shareholders, we must conduct the public tender offer, within the limits imposed by law. In this case, we may only purchase shares from shareholders that have voted in favor of us becoming a private company after purchasing all shares from the other shareholders that did not vote in favor of such deliberation and that have accepted the public tender offer.

Delisting from the Novo Mercado

We may, at any time, delist our common shares from the Novo Mercado, provided that shareholders approve the decision and that the BOVESPA is notified in writing at least 30 days in advance. Delisting of shares from the Novo Mercado does not require delisting from the BOVESPA.

If our common shares are delisted from the Novo Mercado, we or our controlling shareholders, if any, will be required to conduct a tender offer for the acquisition of our outstanding common shares within the time limit established in CVM Instruction No. 361 of March 5, 2002. In addition, we will not be permitted to list securities on the Novo Mercado for a period of two years after the delisting date, unless there is a change in control after the delisting. The minimum price offered for the shares in the public tender offer will correspond to the economic value of the shares, as determined by a valuation report issued by a specialized firm chosen by the shareholders representing a majority of the outstanding shares (excluding, for such purposes, shares held by the controlling shareholders, if any, and their affiliates, treasury shares, shares held by our affiliates, and blank votes) from a list of three institutions presented by our board of directors. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by the controlling shareholder or by us.

If our delisting from the Novo Mercado occurs due to the cancellation of our registration as a publicly held company, our eventual controlling shareholders will need to follow all the other requirements established by such modality of delisting. See “—Going Private Process.”

In the event that we delist due to a corporate reorganization where the surviving company is not admitted for listing on the Novo Mercado, the then-controlling shareholders will need to carry out a public tender offer for the acquisition of the shares held by other shareholders, and the minimum price offered per share shall be the economic value of the shares. The notice of public tender offer shall be given to the BOVESPA and released to the market immediately after the shareholders’ general meeting that has approved the corporate reorganization.

If our share control is sold within twelve months of our delisting from the Novo Mercado, the selling controlling shareholder and the acquirer shall offer to acquire the shares of all other shareholders under the same conditions offered to the selling controlling shareholder.

Sale of a Controlling Stake in our Company

Under the Listing Rule of the Novo Mercado, the sale of a controlling interest in our company, either through a single transaction or through successive transactions, takes place under a suspension or resolution condition, where the acquirer agrees to, within the time specified under the Brazilian corporation law and the Listing Rules of the Novo Mercado, make a tender offer of the remaining shares of the other shareholders under the same terms and conditions granted to the selling controlling shareholder.

A tender offer is also required under the following conditions:

•	when rights are assigned for a subscription of shares and other securities or rights related to securities convertible into shares that results in the sale of the company’s controlling stake;

•	when, if the controlling shareholder is an entity, the control of such controlling entity is transferred; and

•

when a current shareholder acquires a controlling stake through an agreement for the purchase of shares. In this case, the acquiring shareholder is obligated to make a tender offer under the same terms and conditions granted to the selling shareholders and reimburse the shareholders from whom he/she had purchased the shares traded on stock exchanges within the six months before the sale date of the company’s share control. The reimbursement value is the difference between the price paid to the selling controlling shareholder and the amount traded on stock exchanges per share, during this period, adjusted by the inflation in the period.

The buyer, when necessary, must take the necessary measures to recompose the minimum 25% of outstanding shares in the market within the subsequent six months.

Purchases by us of our own Shares

Our bylaws entitle our board of directors to approve the acquisition of our own shares. The decision to acquire our shares, to maintain the acquired shares in treasury or to cancel them may not, among other things:

•	result in the reduction of our share capital;

•	require the use of resources greater than our accumulated profits and available reserves;

•	create, as a result of any action or inaction, directly or indirectly, any artificial condition relating to demand, supply or share price;

•	involve any unfair practice; or

•	be used for the acquisition of shares held by our controlling shareholders.

We may not keep in treasury more than 10% of our common shares, including the shares held by our subsidiaries and affiliates.

Any acquisition by us of our own shares must be made on a stock exchange and cannot be made in a private transaction, except if previously approved by CVM. Moreover, we may acquire or issue put or call options related to our shares.

Disclosure Requirements

We are subject to the reporting requirements established by the Brazilian corporation law and the CVM. Furthermore, because we are listed with the Novo Mercado, we must also follow the disclosure requirements provided for in the Listing Rules of the Novo Mercado.

Disclosure of Information

The Brazilian securities regulations require that a publicly-held corporation provide the CVM and the relevant stock exchanges with periodic information that includes annual information statements, quarterly financial statements, quarterly management reports, independent auditor reports, notices and minutes of shareholders’ meetings. In addition, we also must disclose any material development related to our business to the CVM and the BOVESPA.

We observe the Novo Mercado disclosure standards and are required to, among things:

•	present a consolidated balance sheet, a consolidated statement of results and the accompanying letter to shareholders;

•	disclose any direct or indirect ownership interest, including beneficial ownership interest, known to us, exceeding five percent of our capital stock;

•	disclose the amount and characteristics of our securities held directly or indirectly by insiders;

•	disclose changes in the amount of securities held by insiders within the preceding 12 months;

•	include, in the explanatory notes to our financial statements, a cash flow statement;

•	disclose the amount of free float shares and their respective percentage in relation to total shares outstanding;

•	prepare annual and quarterly financial statements in accordance with U.S. GAAP or IFRS; and

•	disclose the existence of and compliance with the arbitration clauses, as defined in the Listing Rules of the Novo Mercado.

Disclosure of Trading by Insiders

Pursuant to the rules of the Novo Mercado, each of our possible controlling shareholders must disclose to the BOVESPA regarding information in connection with the total amount and characteristics of securities owned, directly or indirectly, by them and issued by us, or any derivatives referenced in such securities, as well as any subsequent trading of such securities and derivatives. In the case of individuals, such information shall also include securities held by the spouse, companion or dependents of such persons, included in the annual income tax statement of such controlling shareholder. This information must be communicated to the BOVESPA within 10 days following the end of each month.

CVM regulations require our directors, executive officers, members of the fiscal council, and members of any other technical or advisory body to disclose to us, to the CVM and to the BOVESPA, the total amount, the characteristics and form of acquisition of securities issued by us, listed companies under our control or the control of our listed controlling shareholders, including derivatives referenced in such securities that are held by each of them, as well as any change in such investments within 10 days after the end of the month when the securities were traded. In the case of individuals, such information shall also include securities held by the spouse, companion or dependents of such persons, included in the annual income tax statement and companies controlled directly or indirectly by such person.

In addition, our controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly that holds directly or indirectly 5% or more of our shares, must provide to us, the CVM and the BOVESPA the following information:

•	the name and qualification of the person providing the information;

•	amount, price, type, and/or class, in the case of acquired shares, or characteristics, in the case of securities;

•	form of acquisition (private placement or purchase through a stock exchange, among others);

•	reason and purpose for the acquisition; and

•	information on any agreement regarding the exercise of voting rights or the purchase and sale of our securities.

The disclosure requirement referred to above will also apply to any person or group acting jointly, holding participation equal to or in excess of 5%, each time such person increases or decreases its participation in our shares by an amount equal to 5% of our shares.

According to the Listing Rules of the Novo Mercado, in case we are subject to widespread control, the selling shareholders will only be required to provide the information listed above while holding 10% or more of our total capital stock and only during the first 6 months from the date that the announcement of commencement of the offering is published.

Disclosure of Material Developments

According to Law No. 6,385 of December 7, 1976, and subsequent amendments, and CVM Instruction No. 358 of January 3, 2002, and subsequent amendments, we must disclose any material development related to our business to the CVM and to the BOVESPA and must publish a notice of the material development. A development is deemed to be material if it has a material impact on the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities.

Under special circumstances, we may request confidential treatment of certain material developments from the CVM, when our management believes that public disclosure could result in adverse consequences to us.

Trading on Stock Exchange

Our shares are traded on the BOVESPA, a nonprofit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The CVM and the BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the BOVESPA, including the Novo Mercado, may be effected in transactions in the unorganized over-the-counter market in certain circumstances.

Transactions carried out on the BOVESPA are settled in three business days after the trade date. The delivery of and payment for shares are made through the facilities of an independent clearing house CBLC, which is the clearing house for the transactions carried out on the BOVESPA, handling the multilateral settlement of both financial obligations and transactions involving securities. According to the Regulations of the CBLC, financial settlement is carried out through the System of Transfer of Funds of the Central Bank and the transactions involving the sale and purchase of shares are settled through the CBLC custody system. All deliveries against final payment are irrevocable.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Banco Itaú S.A, located at Armando De Arruda Pereira, 707 9 Andar Torre Eudoro Villela, Jaba. S. Paulo/SP Cep 04344-902.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive two (2) of our common shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of Brazil, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the Depositary, the Custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may directly hold your ADSs either by means of an ADR registered in your name, indirectly through a brokerage or safekeeping account, or directly through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Brazilian laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of common shares for the securities on deposit with the custodian, we will deposit the applicable number of common shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the common shares deposited or modify the ADS-to-common shares ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-common shares ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new common shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional common shares, we will give prior notice to the depositary and the depositary will determine, after consultation with us, whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new common shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, the depositary will determine, after consultation with us, whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Brazil would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, common shares or rights to purchase additional common shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is lawful and reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Common Shares

The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such common shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Common Shares

The depositary may create ADSs on your behalf if you or your broker deposit common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the common shares to the custodian. Your ability to deposit common shares and receive ADSs may be limited by U.S. and Brazilian legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such common shares have been validly waived or exercised.

•	You are duly authorized to deposit the common shares.

•

The common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying common shares at the custodian’s office. Your ability to withdraw the common shares may be limited by U.S. and Brazilian considerations applicable at the time of withdrawal. In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the common shares or ADSs are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by your ADSs. The voting rights of holders of common shares are described in “Description of Capital Stock – Rights of Common Shares”.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary, except as otherwise provided in the deposit agreement:

Service	Fees

• Issuance of ADSs	Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to U.S. 2¢ per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. 2¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 2¢ per ADS held

• Depositary Services	Up to U.S. 4¢ per ADS held on the applicable record date(s) established by the Depositary

• Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of common shares charged by the registrar and transfer agent for the common shares in Brazil (i.e., upon deposit and withdrawal of common shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when common shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of common shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary will reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement and may, in the future, remit to us a portion of the depositary fees charged, in each case, upon such terms and conditions as we and the depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. Any amendments or supplements to the deposit agreement which imposes or increases any fees or charges (other than charges in connection with the foreign exchange regulations, and taxes and other governmental charges, delivery and other such expenses), or which otherwise materially prejudices any substantial existing rights of holders of ADSs does not become effective until the expiration of 30 days after notice of such amendment or supplement has been given to holders of ADSs. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may upon termination sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of the common shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our bylaws, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our bylaws or in any provisions of securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary may, in certain circumstances, issue ADSs before receiving a deposit of common shares. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the transfer of beneficial ownership in the common shares to the depositary by the recipients of the ADSs, the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

DIVIDENDS AND DIVIDEND POLICY

Dividend Policy

The amount of any of our distributions of dividends and/or interest on shareholders’ equity will depend on a series of factors, such as our financial conditions, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other issues our board of directors and our shareholders may consider relevant, as discussed below. In consideration of these factors and our intention to recommend reinvestment of our total adjusted net profits, we have determined to pay the mandatory 25% dividends on shareholders’ equity for the fiscal year 2006.

Amounts Available for Distribution

At each annual general shareholders’ meeting, our board of directors is required to propose to our shareholders how our earnings of the preceding fiscal year are to be allocated. For purposes of the Brazilian corporation law, a company’s income after federal income tax for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “net income” for such fiscal year. In accordance with the Brazilian corporation law, an amount equal to the company’s “net income,” as adjusted, will be available for distribution to shareholders in any particular year. The distributable amount may be affected by the following:

•	reduced by amounts allocated to the legal reserve;

•	reduced by amounts allocated to the statutory reserve, if any;

•	reduced by amounts allocated to the contingency reserve, if any;

•	reduced by amounts allocated to the unrealized profits reserve;

•	increased by reversals of contingency reserves recorded in prior years; and

•	increased by amounts allocated to the unrealized profits reserve, when realized and if not absorbed by losses.

Our calculation of net profits and allocation of funds to our reserves for any fiscal year are determined on the basis of our audited unconsolidated financial statements for the immediately preceding fiscal year.

Allocation of Net Income

According to the Brazilian corporation law, we have two principal reserve accounts: (1) revenue reserve and (2) capital reserve.

Revenue Reserve

Our revenue reserve account is comprised of:

•

Legal Reserve.    Under the Brazilian corporation law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital. The amount of our legal reserve must be approved by our annual general shareholders’ meeting and may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends.

•

Statutory Reserve.    Under the Brazilian corporation law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount.

•

Contingency Reserve.    Under the Brazilian corporation law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income. Any amount so allocated in a prior year either must be reversed in the year in which the loss had been anticipated, if the loss does not occur as projected, or charged off in the event that the anticipated loss occurs. The allocations to the contingency reserve are subject to the approval of our shareholders in a shareholders’ general meeting.

•

Unrealized Profits Reserve.    Under the Brazilian corporation law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, may be allocated to the unrealized profits reserve. The Brazilian corporation law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the profits, gains or returns resulting from a transaction that occurred in the relevant fiscal year but to be received after the end of the following fiscal year. All amounts allocated to the unrealized profits reserve must be paid as mandatory dividends when those “unrealized” profits are realized if they have not been designated to absorb losses in subsequent periods.

•

Retained Earnings Reserve.    Under the Brazilian corporation law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders. If such budget covers more than one fiscal year, it must be reviewed annually at the shareholders’ general meeting. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends.

Capital Reserve

Under the Brazilian corporation law, the capital reserve is the special reserve for the issuance of shares, debentures, tax incentives, donations and investments subsidies, incorporation, and sale of participation certificates and subscription bonds. The amount allocated to our capital reserve is not included in the calculation of the mandatory dividend. Under the Brazilian corporation law, capital reserve may only be applied to, among other things: (1) absorb losses that exceed accumulated earnings and revenue reserves; (2) redeem, repair or buy our own shares; (3) increase our share capital.

Mandatory Distribution of Dividends

The Brazilian corporation law generally requires that the bylaws of each Brazilian company specify a minimum percentage of the amounts available for distribution by such company for each fiscal year that must be distributed to shareholders as dividends or as interest on shareholders’ equity, also known as the mandatory distribution.

The mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. Under our bylaws, at least 25% of our adjusted net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law (which differs significantly from net income as calculated under U.S. GAAP), for the preceding fiscal year must be distributed as a mandatory dividend. Adjusted net income means the distributable amount before any deductions for statutory reserves and reserves for investment projects.

Under the Brazilian corporation law, however, we are allowed to suspend the distribution of the mandatory dividends in any year in which our board of directors report to our shareholders’ general meeting that the distribution would be inadvisable in view of our financial condition. Such suspension is subject to the approval at the shareholders meeting and review by members of the fiscal council if it is in place at the time. In the case of publicly-held company, the board of directors must file a justification for such suspension with the CVM within five days of the relevant shareholders’ general meeting. If the mandatory dividend is not paid, the unpaid amount shall be attributed to a special reserve account. If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

Pursuant to the Brazilian corporation law, the shareholders’ general meeting of a publicly held company, as we are, may, provided there is no objection from any of the shareholders in attendance, decide on the distribution of dividends in an amount lower than the mandatory dividends, or decide to retain the total net income, exclusively to raise funds for payment of unmatured that are not convertible into shares.

The mandatory dividend may also be paid in the form of interest attributable to shareholders’ equity, being considered as a deductible expense for purpose of calculating our income and social contribution tax obligations.

Payment of Dividends

We are required by the Brazilian corporation law to hold an annual general shareholders’ meeting within the first four months following the end of each year, at which time, among other things, the shareholders have to decide on the allocation of the results from the preceding year and on the payment of dividends.

Under the Brazilian corporation law, dividends are generally required to be paid to the holder of record on the date of the dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the date of the dividend payment to claim dividends, which do not bear interest and are not monetarily restated, after which the aggregate amount of any unclaimed dividends shall legally revert to us.

Our board of directors may declare interim dividends to be deducted from the retained earnings or profit reserves in our semi-annual or annual financial statements. In addition, our board of directors may pay dividends from our net income based on our net income registered on semi-annual or quarterly balance sheet. The dividends paid in each semester may not exceed the amounts accounted for in our capital reserve accounts. Any payment of interim dividends may be set off against the amount of mandatory dividend relating to the net profit earned in the year in which the interim dividends were paid.

In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, who is the registered owner on the records of the registrar for our shares. The depositary registers the common shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the common shares remitted outside Brazil.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciations of the reais that occur before the dividends are converted. Under the current Brazilian tax law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Taxation—Brazilian Tax Considerations.”

Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the common shares represented by ADSs into foreign currency and remits the proceeds outside of Brazil. In the event the holder exchanges the ADSs for common shares, the holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside of Brazil the sales proceeds or distributions with respect to the common shares, the holder must obtain a new certificate of registration in its own name that will permit the conversion and remittance of such payments through the commercial rate exchange market. See “Taxation—U.S. Federal Income Tax Considerations.”

Under current Brazilian legislation, the Brazilian government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. See “Risk Factors—Risks Relating to Our ADSs.”

Interest Attributable to Shareholders’ Equity

Under the Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and, from 1997, for social contribution purposes. The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities. Payment of such interest may be made at the discretion of our board of directors, subject to the approval of the shareholders at a shareholders’ general meeting. The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

•

50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

•	50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect to which such payment is made.

The rate applied in calculating interest attributable to shareholders’ equity cannot exceed the pro rata die variation of the Long Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP.

For accounting purposes, although the interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity in the same way as the dividend. Any payment of interest with respect of the common shares is subject to income tax at the rate of 15% (or 25%, in the case of a shareholder domiciled in tax haven jurisdictions). If these payments are recorded, at their net value, as part of any mandatory dividend, we will pay the tax on behalf of our shareholders upon the payment of interest. If we pay interest attributable to shareholders’ equity in any year, and the payment is not recorded as part of the mandatory distribution, the payment of the income tax will be the responsibility of our shareholders.

The amount distributed to shareholders as interest attributable to shareholders’ equity, net of any withholding tax, may be included as part of the minimum mandatory dividend. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest attributable to shareholders’ equity, after payment of the applicable withholding tax, plus the amount of declared dividends, is at least equivalent to the amount of the minimum mandatory dividend. A shareholder has a three-year period from the date of the interest payment to claim interest attributable to shareholders’ equity, after which the aggregate amount of any unclaimed interest shall legally revert to us.

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In 2005, 2004, 2003, and 2002, we did not pay any dividends or interest on shareholders’ equity corresponding to the years ended December 31, 2004, 2003, 2002 and 2001. During those years, our shareholders unanimously approved the reinvestment of profits in the expansion of our business. At our April 30, 2002 annual and extraordinary shareholders’ meeting, our shareholders approved a distribution of R$5.8 million to our shareholders as interest on shareholders’ equity. The amount per share was fixed at approximately R$0.27 and payment was made in January 2002.

For each of the last two years, management has proposed not to distribute a dividend and instead designated the funds to an investment reserve to be applied to grow the company’s business, and these proposals have been approved by the shareholders. In 2006 the board of directors have proposed, subject to approval by the annual general meeting, to pay the minimum dividend of R$10.9 million.

TAXATION

The following discussion contains a description of material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs. The discussion is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of common shares or ADSs. Prospective holders of common shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion of the material Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident holder”) represents the opinion of Barbosa, Müssnich & Aragão, our Brazilian counsel. This discussion is based on Brazilian law as currently in effect. Any change in that law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. Please note that Brazil has not entered into any tax treaty with the United States. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil. The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of common shares or ADSs.

Income tax

Dividends.    Dividends paid by a Brazilian corporation, such as our company, including stock dividends and other dividends paid to a Non-Resident holder of common shares or ADSs, are currently not subject to withholding income tax in Brazil, as far as such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year. We generally expect to pay dividends from profits generated after January 1, 1996.

Interest on Shareholders’ Equity.    Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as our company, to make distributions to shareholders of interest on shareholders’ equity as an alternative to making dividend distributions. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

•

50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payments of interest to a Non-Resident holder may be deducted for Brazilian corporate income tax as far as the limits described above are observed. Such payments are subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident holder is domiciled in a tax haven—that is, a country or location that does not impose income tax or where the income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“Tax Haven Residents”). These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Gains

According to Law No. 10,833/03, the disposition or sale of assets located in Brazil by a Non-Resident holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to capital gain taxes in Brazil.

With respect to the disposition of the common shares, as they are assets located in Brazil, the Non-Resident holder may be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

As to the ADSs, although the matter is not free from doubt, arguably the gains realized by a Non-Resident holder on the disposition of ADSs to another Non-Resident holder are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident holder on the disposition of ADSs to another Non-Resident holder. As a result, gains on a disposition of ADSs by a Non-Resident holder to Brazilian residents, or even to Non-Resident holders in case courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to a disposition of common shares.

As a general rule, gains realized as a result of a disposition or sale transaction of common shares or ADSs are the positive difference between the amount in reais realized on the sale or exchange of the security and its acquisition cost measured in reais (without correction for inflation).

Under Brazilian law, however, income tax rules on such gains can vary, depending on the domicile of the Non-Resident holder, the type of registration of the investment by the Non-Resident holder with the Central Bank and how the disposition is carried out, as described below.

Gains assessed on a disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are subject to the following rules:

•

Gains are exempt from income tax when assessed by a Non-Resident holder that (1) has registered its investment in Brazil with the Central Bank under rules of Resolution No. 2,689/01 (“2,689 Holder”) and (2) is not a Tax Haven Resident; or

•	Gains are subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Resident holder that is not a 2,689 Holder, or is a Tax Haven Resident.

In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

Any other gains assessed on a disposition of the common shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, except for Tax Haven Residents which, in this case, are subject to income tax at the rate of 25%. In the case that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

In the case of a redemption of common shares or ADSs or a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by the non-resident and the acquisition cost of the common shares or ADSs redeemed in reais is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian income tax. Gains realized by a Non-Resident holder on the disposition of preemptive rights in Brazil will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of common shares.

As a Non-Resident holder of ADSs, you may cancel your ADSs and exchange them for common shares and no income tax may be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment with the Central Bank.

The deposit of common shares by the Non-Resident holders in exchange for ADSs may be subject to Brazilian income tax if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or (b) if no common shares were sold on that day, the average price on a Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. The difference between the acquisition cost and the average price of the common shares will be considered to be a capital gain subject to income tax at a rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Resident holder that is a 2,689 Holder and is not a Tax Haven Resident.

There can be no assurance that the current favorable treatment of 2,689 Holders will continue in the future.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions.    Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange Tax”, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Although the current applicable rate for almost all foreign currency exchange transactions is zero, the Ministry of Finance is permitted to increase the rate at any time up to 25% on the foreign exchange transaction amount. However, any increase in rates is only authorized to apply to future transactions.

Tax on Transactions Involving Bonds and Securities.    Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds Tax”, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, although the Minister of Finance is permitted to increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

Temporary Contribution on Financial Transactions

As a general rule, transactions carried out in Brazil that result in the transfer of reais from an account maintained with a Brazilian financial institution are subject to the Temporary Contribution on Financial Transactions, or “CPMF tax”, at the rate of 0.38%. Therefore, transactions carried out by the depositary or by a holder of common shares which involve the transfer of Brazilian currency through Brazilian financial institutions could be subject to the CPMF.

Currently, funds transferred for the acquisition of shares on the Brazilian stock exchange and the remittance abroad of the proceeds earned from the disposition of shares in Brazil are exempt from the CPMF. In addition, according to Law No. 11,312/06, the CPMF rate is reduced to zero on withdrawals from bank accounts used to buy common shares in a public offering whenever (i) the public offering is registered with the CVM and (ii) the issuer is listed on the Brazilian stock exchange.

The CPMF will be in effect until December 31, 2007. However, it may be extended. When applicable, the CPMF tax must be withheld from the amounts transferred from such account and must be collected in favor of the Brazilian government by the financial institution that carries out the relevant financial transaction.

Other Brazilian Taxes

The discussion in this paragraph represents the opinion of Barbosa, Müssnich & Aragão, our Brazilian counsel. There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our common shares or ADSs. This description addresses only the U.S. federal income tax considerations of holders that are initial purchasers of our common shares or ADSs pursuant to this offering and that will hold such common shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	persons that will hold our common shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	persons that have a “functional currency” other than the U.S. dollar;

•	holders that own or are deemed to own ten percent or more of our voting stock; or

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes.

This description is based:

•

on the Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof; and

•	in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

U.S. tax laws and the interpretation thereof are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our common shares or ADSs that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of our common shares or ADSs that is not a U.S. Holder.

Please consult your own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of our common shares or ADSs, in your particular circumstances.

Ownership of ADSs in General

For U.S. federal income tax purposes, if you are a holder of ADSs, you generally will be treated as the owner of our common shares represented by such ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs, actions that would also be inconsistent with the claiming of the reduced rate described below applicable to dividends received by certain non-corporate shareholders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced rate for dividends received by certain non-corporate shareholders could be affected by actions taken by parties to whom the ADSs are released.

Distributions

If you are a U.S. Holder, for U.S. federal income tax purposes, the gross amount of any distribution made to you of cash or property, other than certain distributions, if any, of our common shares distributed pro rata to all our shareholders, including holders of ADSs, with respect to your common shares or ADSs, before reduction for any Brazilian taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders of ADSs in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15%, assuming we are not considered to be a “passive foreign investment company” (“PFIC”) for the taxable year in which the dividends are paid or the preceding taxable year. See the discussion of the PFIC rules below. U.S. Holders, in particular U.S. Holders of common shares, should consult their own tax advisors regarding the implications of this legislation in their particular circumstances. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your common shares or ADSs and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles.

If you are a U.S. Holder, and we pay a dividend in Brazilian reais, any such dividend will be included in your gross income in an amount equal to the U.S. dollar value of Brazilian reais on the date of receipt regardless of whether the payment is in fact converted into U.S. dollars, which, in the case of ADSs, is the date they are received by the depositary. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt.

If you are a U.S. Holder, dividends paid to you with respect to your common shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Brazilian tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

Sale or Exchange of Common shares or ADSs

If you are a U.S. Holder, you generally will recognize gain or loss on the sale or exchange of your common shares or ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in your common shares or ADSs. Such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if your holding period for such common shares or ADSs exceeds one year. Gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

We believe that we should not be considered to have been a PFIC for our preceding taxable year, are not and will not be considered a PFIC for U.S. federal income tax purposes. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, certain adverse consequences could apply to the U.S. Holder.

If we are treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of common shares or ADSs in excess of 125 percent of the average of the annual distributions on common shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

Other Brazilian Taxes

U.S. Holders should note that any Brazilian CPMF tax (as well as the IOF/Exchange or IOF/Bonds taxes, if the Brazilian Minister of Finance increases the rate above zero) may not be treated as a creditable foreign income tax for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the imposition of such a tax, including whether it may be deductible or treated as part of the cost of acquired property or as a reduction in the amount realized on a disposition of property.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our common shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our common shares or ADSs, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, common shares or ADSs within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for years through 2010.

THE ABOVE DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES OR ADSs. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF YOUR PARTICULAR SITUATION.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Itaú Securities Inc. and Citigroup Global Markets Inc. are acting as representatives for the international underwriters named below. Pursuant to the terms and conditions of an international underwriting agreement dated                     , among us, the selling shareholders and the international underwriters, we and the selling shareholders have agreed to sell to the international underwriters and the international underwriters have severally agreed to purchase from us and the selling shareholders the number of ADSs listed opposite their names below.

International Underwriter	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Itaú Securities Inc
Citigroup Global Markets Inc
HSBC Securities (USA) Inc.
UBS Securities LLC

Total

Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, New York, New York 10080, Citigroup Global Markets Inc.’s address is 388 Greenwich Street, New York, New York 10013 and Itaú Securities Inc.’s address is 540 Madison Avenue, 23rd floor, New York, New York 10022.

We and the selling shareholders have also entered into a Brazilian purchase agreement with the Brazilian managing underwriter, acting on behalf of the Brazilian underwriters, for the sale of common shares in Brazil. Subject to the terms and conditions in the Brazilian purchase agreement, and concurrently with the sale of ADSs to the international underwriters pursuant to the international purchase agreement, the selling shareholders have agreed to sell to the Brazilian underwriters, and each of the Brazilian underwriters severally has agreed to purchase                  common shares from us and the selling shareholders. The initial public offering price per ADS and the total underwriting discount per ADS under the international purchase agreement are equivalent to the initial public offering price per two common shares (the number of common shares represented by each ADS) and the total underwriting discount per         common shares under the Brazilian purchase agreement. The closings for the sale of ADSs to be purchased by the international underwriters and the sale of common shares to be purchased by the Brazilian underwriters are conditioned on one another.

The international underwriters have agreed to purchase all of the ADSs sold under the international purchase agreement if any of these ADSs are purchased. If an international underwriter defaults, the international purchase agreement provides that the purchase commitments of the nondefaulting international underwriters may be increased or the international underwriting agreement may be terminated. We and the selling shareholders have agreed to indemnify the international underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the international underwriters may be required to make in respect of those liabilities.

The international underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the international underwriting agreement, such as the receipt by the international underwriters of officer’s certificates and legal opinions. The international underwriters reserve the right to withdraw or cancel offers to the public and to reject orders in whole or in part.

The international representatives have advised us and the selling shareholders that the international underwriters propose initially to offer the ADSs to the public at the initial public offering price on the cover of this prospectus and to dealers at that price less a concession not in excess of $         per ADS. The international

underwriters may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to our company and the selling shareholders. The information assumes either no exercise or full exercise by Merrill Lynch, Pierce, Fenner & Smith Incorporated, upon agreement with Itaú Securities Inc. and Citigroup Global Markets Inc., of the overallotment option.

	Per ADS	Without Option	With Option

Public offering price	$	$	$

Underwriting discount	$	$	$

Proceeds, before expenses, to us	$	$	$

Proceeds, before expenses, to the selling shareholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $10 million and are payable by us.

One of the selling shareholders, Brazil Development Equity Investments, LLC, has granted options to Merrill Lynch, Pierce, Fenner & Smith Incorporated, to be exercised upon agreement with Itaú Securities Inc. and Citigroup Global Markets Inc., to purchase up to 5,951,490 additional common shares in the form of ADSs, minus the number of common shares sold by EIP Brazil Holdings, LLC pursuant to the Brazilian underwriters’ overallotment option referred to below, at the initial public offering price, less the underwriting discount. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, upon agreement with Itaú Securities Inc. and Citigroup Global Markets Inc., exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If Merrill Lynch, Pierce, Fenner & Smith Incorporated, upon agreement with Itaú Securities Inc. and Citigroup Global Markets Inc., exercises this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

One of the selling shareholders, EIP Brazil Holdings, LLC, has also granted the Brazilian underwriters the right to purchase, within 30 days from the date of this prospectus, an additional 5,951,490 common shares, minus the number of common shares in the form of ADSs sold by Brazil Development Equity Investments, LLC pursuant to the overallotment option of Merrill Lynch, Pierce, Fenner & Smith Incorporated, upon agreement with Itaú Securities Inc. and Citigroup Global Markets Inc., to cover overallotments of common shares, if any, in the Brazilian offering.

We and the selling shareholders, together with our directors and our officers, have agreed, with exceptions, not to sell or transfer any of our common shares or any of the ADSs for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Itaú Securities Inc. and Citigroup Global Markets Inc. Specifically, we, the selling shareholders, together with our directors, our officers and our other shareholders, have agreed not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any common shares or ADSs,

•	sell any option or contract to purchase any common shares or ADSs,

•	purchase any option or contract to sell any common shares or ADSs,

•	grant any option, right or warrant for the sale of any common shares or ADSs,

•	lend or otherwise dispose of or transfer any common shares or ADSs,

•	request or demand that we file a registration statement related to the common shares or ADSs, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares or ADSs, whether any such swap or transaction is to be settled by delivery of common shares, ADSs or other securities, in cash or otherwise.

Notwithstanding the foregoing, such selling shareholders, directors and officers may transfer our common shares or ADSs (i) as bona fide gifts, (ii) to any trust for the direct or indirect benefit of such shareholder or the immediate family of such shareholder, (iii) as a distribution to members, general partners and limited partners or stockholders of such shareholder or (iv) to such shareholder’s affiliate or to any investment fund or other entity controlled or managed by such shareholder; provided that in each case, the transferee agrees to be bound in writing by the terms of the foregoing agreement.

These lockup provisions apply to common shares, to ADSs and to securities convertible into or exchangeable or exercisable for or repayable with common shares or ADSs. It also applies to common shares and ADSs owned now or acquired later by such persons or for which such persons later acquire the power of disposition. The percentage of the outstanding and issuable shares of common stock that will be subject to lock-up agreements is approximately 28%.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Itaú Securities Inc. and Citigroup Global Markets Inc. may, in their sole discretion, give their written consent to the release of the securities subject to the 90-day lock-up agreements described above, in whole or in part, at any time, without notice. We have been informed by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Itaú Securities Inc. and Citigroup Global Markets Inc. that they have no current intention or arrangement to release any of the securities. Any such release is considered on a case by case basis. When determining whether or not to release such securities, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Itaú Securities Inc. and Citigroup Global Markets Inc will consider, among other factors, the length of time before the restrictions end, the number of securities involved, the reason for the requested release, the person asking for such release, market conditions, the trading price of our shares and historical trading volumes of our shares.

We have applied to have the ADSs listed on the New York Stock Exchange under the symbol “GFA.” In order to meet the requirements for listing on the New York Stock Exchange, the international underwriters have undertaken to sell a minimum number of ADSs to a minimum number of beneficial owners as required by the New York Stock Exchange.

Before this offering, there has been no public market for the ADSs. The initial public offering price will be determined through negotiations among us, the selling shareholders and the international representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The international underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Until the distribution of the ADSs is completed, SEC rules may limit the international underwriters and selling group members from bidding for and purchasing the ADSs. However, the international representative may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the international underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ADSs in excess of the number of ADSs to be purchased by the international underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of ADSs made in an amount up to the number of ADSs represented by the international underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the international underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the overallotment option. Transactions to close out the covered syndicate short involve either purchases of ADSs in the open market after the distribution has been completed or the exercise of the overallotment option. The international underwriters may also make “naked” short sales of ADSs in excess of the overallotment option. The international underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of ADSs in the open market while the offering is in progress.

The international representatives may also impose a penalty bid on the international underwriters and selling group members. This means that if the international representatives purchase ADSs in the open market to reduce the international underwriters’ short position or to stabilize the price of such ADSs, it may reclaim the amount of the selling concession from the international underwriters and selling group members who sold those ADSs. The imposition of a penalty bid may also affect the price of the ADSs in that it discourages resales of those ADSs.

Neither we nor the selling shareholders nor any of the international underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor the selling shareholders nor any of the international underwriters make any representation that the international representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters may, from time to time, engage in transactions with us and perform services for us in the ordinary course of their business. The underwriters have, from time to time, performed, and expect to perform in the future, investment banking and advisory services for us and our affiliates and for the selling shareholder and its affiliates, for which they have received, and may continue to receive, customary fees and expenses. On February 22, 2006 we issued 26,724,000 common shares in the form of shares and global depositary shares and Emerging Markets Capital Investments LLC and Havertown Investments Holding LLC, as selling shareholders, sold 8,685,300 of our global depositary shares. On February 24, 2006, a further 6,012,900 shares were sold by Emerging Markets Capital Investments LLC and Havertown Investments Holding LLC, as selling shareholders. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Itaú Securities Inc. acted as placement agents in relation to this offering. On April 29, 2005, December 1, 2005 and September 29, 2006 we issued 6,400, 11,250 and 24,000, respectively, of non-convertible floating rate debentures, registered for custody, without security, with a unit value of R$10,000. Banco Itaú BBA S.A. acted as one of the underwriters in relation to each of these debentures. Other than as described herein, there are no other material relationships between the underwriters and us.

A prospectus in electronic format may be made available by one or more of the international underwriters. The international representatives may agree to allocate a number of ADSs to international underwriters for sale to their online brokerage account holders. The international representatives will allocate ADSs to international underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the international underwriters to securities dealers who resell ADSs to online brokerage account holders.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common shares and ADSs described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common shares and ADSs that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common shares and ADSs described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common shares and ADSs have not authorized and do not authorize the making of any offer of common shares and ADSs through any financial intermediary on their behalf, other than offers made by the international underwriters with a view to the final placement of the common shares and ADSs as contemplated in this prospectus. Accordingly, no purchaser of the common shares, other than the international underwriters, is authorized to make any further offer of the common shares and ADSs on behalf of the sellers or the international underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

EXPENSES OF THE OFFERINGS

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount (in US$)
Securities and Exchange Commission registration fee	US$	23,771.28
NYSE listing fee		150,000.00
National Association of Securities Dealers filing fee		75,500.00
Brazilian fees, including CVM and BOVESPA fees		80,000.00
Printing and engraving expenses		200,000.00
Legal fees and expenses		1,500,000.00
Accounting fees and expenses		600,000.00
Miscellaneous costs		70,728.72

Total	US$	2,700,000.00

All amounts in the table are estimated except the Securities and Exchange Commission registration fee, the NYSE listing fee and the NASD filing fee.

LEGAL MATTERS

The validity of the common shares and certain other matters of Brazilian law will be passed upon for us and the selling shareholders by Barbosa, Müssnich & Aragão, São Paulo, Brazil and for the Brazilian underwriters by Mattos Filho, Viega Filho, Marrey Jr. e Quiroga Advogados, São Paulo, Brazil. Certain U.S. legal matters will be passed upon for us by Davis Polk & Wardwell, New York, New York and for the international underwriters by Clifford Chance US LLP, New York, New York.

EXPERTS

The financial statements as of and for the years ended December 31, 2006, 2005 and 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Auditores Independentes, Brazil, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers’ São Paulo address is Av. Francisco Matarazzo, 1700-Torre Torino, 05001-400 São Paulo, SP, Brazil.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

We are incorporated under the laws of Brazil. All of our directors and officers reside outside the United States. Substantially all of our assets are located in Brazil. As a result, it may not be possible (or it may be difficult) for you to effect service of process upon us or these other persons within the United States or to enforce judgments obtained in United States courts against us or them, including those predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by Barbosa, Müssnich & Aragão, our Brazilian counsel, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the directors and officers or certain advisors named herein obtained in the United States would be enforceable in Brazil upon confirmation of that judgment by the Superior Tribunal de Justiça (Superior Tribunal of Justice). That confirmation will only be available if the U.S. judgment:

•	fulfills all formalities required for its enforceability under the laws of the United States;

•

is issued by a court of competent jurisdiction after proper service of process on the parties, which service must be in accordance with Brazilian law if made in Brazil, or after sufficient evidence of our absence has been given, as established pursuant to applicable law;

•	is not subject to appeal;

•	is for payment of a determined sum of money;

•	is authenticated by a Brazilian diplomatic office in the United States and is accompanied by a sworn translation into Portuguese; and

•	is not against Brazilian public policy, good morals or national sovereignty (as set forth in Brazilian law).

We have been further advised by our Brazilian counsel that original actions may be brought in connection with this prospectus predicated solely on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the directors and officers and certain advisors named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, that resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure payment. This bond must have a value sufficient to satisfy the payment of court fees and defendant attorney’s fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly confirmed by the Brazilian Superior Tribunal de Justiça. Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the depositary a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to the common shareholders. The depositary has agreed to mail to all common shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary and will make available to all common shareholders such notices and all such other reports and communications received by the depositary.

We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900, Brazil.

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000
www.pwc.com/br

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Gafisa S.A.

1	We have audited the accompanying consolidated balance sheets of Gafisa S.A. and its subsidiaries as of December 31, 2006, 2005 and 2004 and the related consolidated statements of income, of changes in shareholders’ equity and of changes in financial position for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with auditing standards generally accepted in Brazil and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gafisa S.A. and its subsidiaries as of December 31, 2006, 2005 and 2004, and the results of their operations, the changes in shareholders’ equity and the changes in their financial position for each of the years then ended in conformity with accounting practices adopted in Brazil.

4	Our audits were performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, prepared in conformity with accounting practices adopted in Brazil. The consolidated statement of cash flows, which provides supplemental information about the Company and its subsidiaries, is not a required component of the financial statements. We also applied the audit procedures described above to the statement of cash flows for each of the three years ended December 31, 2006 and, in our opinion, it is fairly stated in all material respects in relation to the financial statements taken as a whole.

5	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Supplemental Information Note 19, as restated, to the consolidated financial statements.

São Paulo, Brazil, January 29, 2007

PricewaterhouseCoopers
Auditores Independentes

Gafisa S.A.

Consolidated Balance Sheets at December 31

in thousands of reais

	2006	2005	2004
		As amended, Note 3(u)(t)	As amended, Note 3(u)(t)
Assets
Current assets
Cash and banks	45,231	26,053	27,362
Financial investments	220,928	107,838	18,526
Receivables from clients	518,347	274,390	229,490
Properties for sale	440,989	304,329	237,113
Other accounts receivable	111,601	81,646	85,582
Deferred selling expenses	17,032	6,463	8,903
Prepaid expenses	5,445	2,780	4,130

	1,359,573	803,499	611,106

Long-term assets
Receivables from clients	41,491	95,169	121,910
Deferred taxes	53,134	35,102	5,799
Other	29,329	4,437	2,294

	123,954	134,708	130,003

Permanent assets
Property and equipment	10,690	6,412	7,399

Total assets	1,494,217	944,619	748,508

Gafisa S.A.

Consolidated Balance Sheets at December 31

In thousands of reais

(continued)

	2006	2005	2004
		As amended, Note 3(u)(t)	As amended, Note 3(u)(t)
Liabilities and shareholders’ equity
Current liabilities
Loans and financings	17,305	48,286	103,355
Debentures	11,038	6,118	—
Real estate development obligations	6,733	62,623	161,992
Obligations for purchase of land	120,239	32,928	17,146
Materials and service suppliers	26,683	27,878	21,994
Taxes and contributions	41,574	47,248	35,457
Taxes, payroll charges and profit sharing	18,089	10,431	7,373
Advances from clients—real estate and services	76,146	47,790	30,158
Dividends proposed	11,025	—	—
Other	11,912	22,247	27,659

	340,744	305,549	405,134

Long-term liabilities
Loans and financings	27,100	86,218	48,182
Debentures	240,000	176,310	—
Real estate development obligations	—	2,071	26,966
Obligations for purchase of land	6,184	20,811	14,555
Deferred taxes	32,259	12,884	6,691
Unearned income from property sales	2,439	27,606	83,466
Other	29,107	25,301	17,045

	337,089	351,201	196,905

Deferred income
Deferred income on acquisition of subsidiary	2,297	17,682	—

Shareholders’ equity
Preferred shares, comprising 16,222,209 and 11,037,742 shares outstanding in 2005 and 2004(i)	—	147,496	49,638
Common shares, comprising 103,369,950 shares outstanding (2005: 8,404,185 and 2004: 8,199,743 shares)(i)	591,743	79,867	36,876
Treasury shares	(47,026)	(47,026)	—
Capital reserves	167,276	22,874	2,717
Revenue reserves	102,094	66,976	57,238

	814,087	270,187	146,469

Total liabilities and shareholders’ equity	1,494,217	944,619	748,508

(i)	No retrospective adjustment made for the stock split (Note 13(a)).

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated Statements of Income

Years Ended December 31

In thousands of reais

	2006	2005	2004
		As amended, Note 3(u)(t)	As amended, Note 3(u)(t)
Gross operating revenue
Real estate development and sales	669,543	447,656	401,945
Construction services rendered, net of costs of R$46,053 (2005—R$36,871; 2004—R$48,960)	21,480	33,118	37,309

	691,023	480,774	439,254
Taxes on services and revenues	(27,176)	(23,750)	(22,378)

Net operating revenue	663,847	457,024	416,876

Operating costs
Real estate development	(465,795)	(318,211)	(292,391)

Gross profit	198,052	138,813	124,485

Operating (expenses) income
Selling expenses	(51,670)	(41,992)	(25,728)
General and administrative expenses	(52,121)	(36,521)	(26,742)
Management fees and profit sharing	(2,829)	(3,104)	(4,456)
Financial expenses	(64,932)	(36,337)	(37,629)
Financial income	52,989	8,365	3,304
Stock issuance expenses	(27,308)	—	—
Other	(101)	(928)	(2,762)

Operating income	52,080	28,296	30,472

Non-operating expenses, net	—	(1,024)	(1,450)

Income before taxes on income	52,080	27,272	29,022

Income tax and social contribution	(6,024)	3,405	(5,575)

Net income for the year	46,056	30,677	23,447

Net income per thousand shares outstanding at the end of the year—R$(i)	445.54	1,245.69	1,218.82

(i)	No retrospective adjustment made for the stock split (Note 13(a)).

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statement of Changes in Shareholders’ Equity

In thousands of reais

As amended, Note 3(u)(t) Parent company (Note 2(b))						Revenue reserves
	Preferred shares	Common shares	Total capital	Treasury shares	Capital reserves	Legal reserve	For investments	Retained earnings (deficit)	Total
At December 31, 2003	49,638	36,876	86,514	—	2,717	5,198	65,693	(36,962)	123,160

Net income for the year	—	—	—	—	—	—	—	24,396	24,396
Appropriation of net income
Legal reserve	—	—	—	—	—	1,032	—	(1,032)	—
Reserve for investments			—	—	—	—	19,609	(19,609)	—

At December 31, 2004	49,638	36,876	86,514	—	2,717	6,230	85,302	(33,207)	147,556

Capital increase—Equity International	84,049	51,131	135,180	—	—	—	—	—	135,180
Redemption of shares (cash)—Urucari	8,140	(8,140)	—	—	—	—	(4,000)	—	(4,000)
Redemption of shares (assumption of debt/cash)—Cimob	—	—	—	—	—	—	(1,583)	—	(1,583)
Redemption of shares (cash)—First Stock	—	—	—	—	—	—	(16,437)	—	(16,437)
Capital increase—Havertown	5,669	—	5,669	—	4,590	—	—	—	10,259
Downstream merger
Tax asset	—	—	—	—	15,567	—	—	—	15,567
Debt assumed, net	—	—	—	(47,026)	—	—	(6)	—	(47,032)
Appropriation of net income
Net income for the year	—	—	—	—	—	—	—	30,677	30,677
Legal reserve			—	—	—	1,372	—	(1,372)	—
Reserve for investments	—	—	—	—	—	—	26,070	(26,070)	—

At December 31, 2005	147,496	79,867	227,363	(47,026)	22,874	7,602	89,346	(29,972)	270,187

Conversion of all Preferred shares to Common shares	(147,496)	147,496	—	—	—	—	—	—	—
Capital increase
Initial public offering	—	352,757	352,757	—	141,637	—	—	—	494,394
Havertown	—	3,414	3,414	—	2,765	—	—	—	6,179
Exercise of stock options	—	8,209	8,209	—	—	—	—	—	8,209
Net income for the year	—	—	—	—	—	—	—	46,056	46,056
Appropriation of net income
Legal reserve	—	—	—	—	—	2,303	—	(2,303)	—
Dividends	—	—	—	—	—	—		(10,938)	(10,938)
Investments reserve	—	—	—	—	—	—	2,843	(2,843)	—

At December 31, 2006	—	591,743	591,743	(47,026)	167,276	9,905	92,189	—	814,087

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated Statements of Changes in Financial Position Years Ended December 31

In thousands of reais

	2006	2005	2004
		As amended, Note 3(u)(t)	As amended, Note 3(u)(t))
Financial resources were provided by
Net income for the year	46,056	30,677	23,447
Expenses (income) not affecting working capital
Depreciation	4,302	2,584	4,702
Deferred income tax and social contribution	1,343	(7,542)	15
Provision for contingencies	(317)	3,017	1,000
Amortization of negative goodwill	(15,386)	(2,721)	—
Other	—	(1,784)	802

	35,998	24,231	29,966

Shareholders
Capital subscription	508,781	145,439	—
Third parties
Increase in loans and financings	4,573	214,346	8,975
Increase in other long-term liabilities	3,812	10,241	9,355
Obligations for purchase of land	—	6,256	—
Negative goodwill on acquisition of jointly-controlled subsidiary	—	20,404	—
Decrease in long-term receivables from clients	53,678	26,741	109,129
Other	6,611	1,785	—

	68,674	279,773	127,459

Total funds provided	613,453	449,443	157,425

Financial resources were used for
Decrease in real estate development obligations	2,071	24,895	56,948
Decrease in unearned income from property sales	25,167	55,859	76,492
Decrease in other long-term liabilities	—	—	6,501
Real estate development obligations	14,627	—	—
Increase in long-term assets	27,979	2,140	802
Financial investments	—	—	—
Credit assignment receivable	2,223	906	285
Property and equipment	6,035	1,598	1,509
Tax benefits from downstream merger	—	15,567	—
Debt pushdown from downstream merger	—	31,465	—
Goodwill on acquisition of jointly-controlled subsidiary	2,544	—	—
Share redemptions	—	22,020	—
Dividends	11,025	—	—

Other	903	3,017	1,000

Total funds used	92,574	157,467	143,537

Increase in working capital	520,879	291,976	13,888

Changes in working capital

Current assets
At end of year	1,359,573	803,499	611,107
At beginning of year	803,499	611,107	608,177

	556,074	192,392	2,930

Current liabilities
At end of year	340,744	305,549	405,134
At beginning of year	305,549	405,133	416,092

	35,195	99,584	10,958

Increase in working capital	520,879	291,976	13,888

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated

1 Operations

Gafisa S.A. and its subsidiaries (collectively, the “Company”), started its operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures, on its own behalf or for third parties, (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients, (c) carrying out civil construction and civil engineering services, (d) developing and implementing marketing strategies related to its own or third party real estate ventures, and (e) investing in other Brazilian or foreign companies which have similar objectives as the Company’s.

The Company forms jointly-controlled ventures and participates in consortia with third parties as a means of meeting its objectives.

In 2005, the Company concluded a corporate restructuring program which resulted in the Company acquiring the shares of a former shareholder, CIMOB Companhia Imobiliária (“Cimob”) and introduced Equity International Properties, LLC (“EIP”) and Havertown Investments Holding, LLC (“Havertown”) as new strategic shareholders. EIP is part of Equity Group Investments, LLC, a global real estate investor with interests in the United States and Latin America.

In February 2006, the Company concluded its Brazilian initial public offering on the Novo Mercado of the Bolsa de Valores de São Paulo—BOVESPA, raising proceeds of R$494,394 through issuance of 26,724,000 Common shares.

On January 8, 2007, the Company acquired 60% of AlphaVille Urbanismo S.A., a community development company in Brazil, for R$201,700 (Note 17).

On January 17, 2007, the Board of Directors approved a program to issue American Depositary Shares (“ADS”) and concurrently offering Common shares on the BOVESPA. The Company will apply to have the ADSs listed on the New York Stock Exchange.

2 Presentation of Financial Statements

(a) Presentation—The financial statements were prepared in accordance with accounting practices adopted in Brazil as determined by the Brazilian Corporate law (Law 6404, as amended) (“Corporate Law”), the Federal Accounting Council (“CFC”), the Brazilian Institute of Accountants (“IBRACON”), additional regulations and resolutions of the “Comissão de Valores Mobiliários” and the Brazilian Securities Commission (the “CVM”) (collectively, “Brazilian GAAP”).

These financial statements have been prepared in Brazilian reais and differ from the Corporate Law financial statements previously issued due to the number of periods presented. The financial statements prepared by the Company for statutory purposes, which include the consolidated financial statements and the stand alone financial statements of the parent company, Gafisa S.A., were filed with the CVM in January 2007. The financial statements presented herein do not include the parent company’s stand alone financial statements and are not intended to be used for statutory purposes. The statement of cash flows, which is presented as supplemental information (Note 18), is not required by Brazilian GAAP but is prepared under IBRACON Standard NPC 20 and conforms to International Accounting Standard No. 7, “Cash Flow Statements”. Similarly, the Summary of Principal Differences between Brazilian GAAP and US GAAP (Notes 19) is not required by Corporate Law and is presented only for purposes of these financial statements.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

The preparation of financial statements in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provisions necessary for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Actual results could differ from those estimates.

(b) Consolidation of financial statements—The consolidated financial statements include the accounts of the Company and those of all of its subsidiaries. The proportional consolidation method is used for investments in jointly-controlled investees (including all subsidiaries) which are all governed by shareholder agreements; as a consequence, the assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest the Company holds to the total capital of the investee.

All significant intercompany accounts and transactions are eliminated upon consolidation, including, investments, current accounts, dividends receivable, income and expenses among consolidated companies and unrealized results. Transactions and balances with related parties, primarily shareholders and investees, are described in the notes herewith.

The statement of changes in shareholders’ equity reflects the changes in Gafisa S.A.’s, the parent company’s, books. Provisions between the parent company and the subsidiaries’ books reflecting net capital deficiencies of subsidiaries were recorded in 2005, resulting in a difference between the statement of changes in shareholders’ equity and balance sheet accounts in prior years.

3 Significant Accounting Practices

(a) Revenue recognition

(i) Real estate development results—Revenues, as well as costs and expenses directly related to real estate development units sold are recognized over the course of the construction period of the projects, based on a financial measure of completion (the percentage of completion method as determined by Resolution CFC 963), and not at the time of execution of the agreements for the sale of units or the receipt of the amounts corresponding to the sale of units.

For completed units, the result is recognized when the sale is made, regardless of the receipt of the contractual amount; profit is recognized in full when real estate is sold, provided (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The collectibility of the sales price is demonstrated by the client’s commitment to pay, which in turn is supported by substantial initial and continuing investment.

For sales of units under construction, profit is recognized by the percentage-of-completion method on the sale of individual units or interests, when (i) construction is beyond a preliminary stage; (ii) the client is committed to the extent of being unable to require a refund except for nondelivery of the unit or interest, (iii) sufficient units have already been sold to assure that the entire property is viable; (iv) sales prices are collectible, and (v) aggregate sales proceeds and costs can be reasonably estimated.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

As discussed below, prior to January 1, 2004, all rights and obligations relating to purchase and sale commitments for real estate developments were presented on the balance sheet at the time the developments were sold, with a counter entry to “Unearned income from property sales” on the balance sheet, irrespective of revenue having being earned.

For developments launched prior to January 1, 2004, the criteria established by the CVM Circular Letter No. 05/95, as amended, have been maintained, as follows:

•

the recording of “Receivables from clients” and costs contracted and budgeted (“Real estate development obligations”) against “Unearned income from property sales” on the balance sheet for the units sold but for which no revenue had yet been recognized;

•

the revenue recognition on sales from the percentage-of-completion was based on physical progress and not on the percentage of completion based on the proportion of costs incurred to total budgeted costs. The impact of the change was not significant; and

•	changes in budgeted costs recorded as they become known under “Operating costs” or “Unearned income from property sales,” depending on the stage of the construction.

On May 16, 2003, the CFC approved Resolution 963, establishing procedures to account for real estate transactions and presentation of financial statements of real estate companies. The general rules adopted for the recognition of revenue applied to the Company’s business are:

•	the percentage of incurred costs, including costs related to land, projects and construction, are measured in relation to total budgeted costs;

•

in order to determine the amount of revenues to be recognized in any given period, the percentage of incurred costs is applied to the total sales of the units sold, determined in accordance with the terms established in the sales contracts;

•	any amount of revenues recognized that exceeds the amount received from clients is recorded as a current or long-term asset; and

•	any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as “Advances from clients—real estate” on the balance sheet.

(ii) Construction and other services—Revenues derived from real estate services consist primarily of amounts received in connection with construction management activities for third parties, technical management and real estate management. Revenue is recognized as services are rendered, and is recorded, net of respective costs incurred to deliver such services, as “Construction and services rendered, net” (Note 3(t)).

(b) Cash, banks and financial investments—Cash, banks and financial investments, consist primarily of time bank certificate of deposits and time deposits denominated in reais, having a ready market and an original maturity of 90 days or less, or which at all times throughout their terms can be put to the issuer within three months with insignificant early withdrawal penalty clauses.

(c) Receivables from clients—Accounts receivable from clients are stated at cost plus accrued interest (Note 5(a)). Allowances are provided, when necessary, in an amount considered by management to be sufficient to meet expected losses. Installments due are indexed based on the National Construction Index (“INCC”) during

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

the construction phase of the projects and the balances indexed based on the General Market Price Index (“IGP-M”) after delivery of the units. The balances generally accrue interest at 12% per annum. Financial income from client receivables is recorded as “Gross operating revenue”.

(d) Sale of receivables for securitization—When the Company sells its accounts receivables, which sale is made generally without recourse, the amount of the mortgage-backed securities (“CRI”) issued by the real estate securitization company is recorded as a reduction of accounts receivable. The financial discount, which represents the difference between the amounts received and the book value of the CRI on the date of the assignment, is presented in the “Receivables from clients” and reflected in the statement of income (“Financial expense”) over the duration of the contract. Any fee paid to the issuer of the CRIs is taken directly to income. When a retained interest (Subordinated CRIs) (Note 5(a)) is provided as collateral to the receivables sold, these are recorded on the balance sheet at fair values. When recourse is provided the receivables from clients are presented net of the amounts received from the sale.

(e) Properties for sale—This account accumulates land, construction costs and related expenses relating to projects under construction and already concluded but for which units have not yet been sold. Amounts are stated at cost of purchase and construction which does not exceed its net realizable values. The Company at times acquires land through swaps, in which it grants the seller a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development. The land acquired and the corresponding obligations to deliver the units are diluted with other units sold. The Company capitalizes interest as part of properties for sale when a property is under development, which is limited to interest expense on loans raised to finance specific developments. Interest capitalized in properties for sale totaled R$5,236 in the year ended December 31, 2006 (2005—R$4,714; 2004—R$3,146).

(f) Deferred selling expenses—Following a change in accounting policy (Note 3(u)) which was applied retrospectively to all periods presented, deferred selling expenses only include costs related to tangible assets (sales stands, and facilities, model apartments and related furnishings) for properties which were unsold. The balance is amortized to selling expenses, based on the percentage-of-completion method.

(g) Warranty cost—The Company provides a five-year limited warranty covering structural defects. As warranty work is normally carried out under the responsibility and cost of the Company’s sub-contractors, the amounts payable by the Company are not significant.

(h) Prepaid expenses—These are diverse expenses, including the current portion of debt issuance expenses relating to debenture placements and the deferral of share issuance expenses for issuances not yet launched, which are taken to income in the period to which they relate.

(i) Property and equipment—Property and equipment are stated at cost. Software acquisition and implementation costs are capitalized. Depreciation is calculated on the straight-line basis (Vehicles—five years; Office equipment and other installations—ten years; Computers and software licenses—five years).

(j) Deferred income on acquisition of subsidiary—This represents the negative goodwill which arose from an acquisition in 2005 and is being appropriated to the statement of income as the underlying portfolio is realized (Note 8).

(k) Real estate development obligations—The balance represents the estimate of costs to be incurred, including a provision for guarantees, on unit sales launched through December 31, 2003; the counter entry is “Unearned income from property sales”. Costs already incurred on unsold units are recorded in “Properties for sale”.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

(l) Obligations for purchase of land—These are contractual obligations established for purchases of land in inventory (“Properties for sale”).

(m) Unearned income from property sales—This represents the residual net amounts of the sales values of units launched up to December 31, 2003, less the budgeted costs of construction (with a counter entry to “Real estate development obligations”), land purchase costs and charges arising from construction financings (Note 5(c)).

(n) Selling expenses—Selling expenses include advertising, promotion, brokerage fees and similar expenses.

(o) Taxes on income—Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the taxable profit regime, for which the composite statutory tax rate is 34%. Deferred taxes are provided on all temporary tax differences.

As permitted by tax legislation, certain subsidiaries and jointly-controlled companies, the annual billings of which were lower than a specified amount, opted for the presumed profit regime. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues plus financial income, and for the social contribution basis is calculated at 12% on gross revenues plus financial income, upon which the income tax and social contribution rates, 25% and 9% respectively, are applied.

All tax losses expected to be recovered through offset are recorded as deferred tax assets. In the event realization of deferred tax assets is not considered probable, no such assets are recorded. Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual income before tax. Taxable entities on the presumed profit regime cannot offset prior year losses against tax payable. In the event a taxable entity elects to change its status from the taxable profits regime to the presumed profits regime, any accumulated net operating losses will be forfeited.

(p) Other current and long-term liabilities—These liabilities are stated on the accrual basis of accounting. Liabilities for employees’ remuneration, mainly vacation pay and payroll charges are provided for as earned.

(q) Stock option plan—The Company operates stock option plans. Stock options granted to executive officers and employees under stock option plans do not generate a charge to income.

(r) Employee profit sharing plan—The Company provides for the distribution of profit sharing benefits to executive officers and employees (included in “General and administrative expenses”). The Company’s by-laws provide for distribution of profit sharing benefits to executive officers (expense included in an amount not to exceed their annual remuneration or a pro rata share of 10% of net income of the Company, whichever is lower. The bonus systems operate on a three-tier performance-based structure in which the corporate efficiency targets as approved by our Board of Directors must first be achieved, followed by targets for the business units and finally individual performance targets. Amounts paid with respect to the program may differ from the liability accrued.

(s) Earnings per share—Earnings per share were calculated based on the number of shares outstanding at the end of each year, net of treasury shares. The 2005 and 2004 earnings per share were not retrospectively conformed following the stock split effected on January 27, 2006.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

(t) Reclassifications—All reclassifications are considered by management to be consistent with preferable accounting policies and consisted of: (i) Property related expenses previously classified in “Prepaid expenses” were reclassified to “Properties for sale” (Note 6); (ii) CFC Resolution 963—In 2005, the Company adopted CFC Resolution 963 and retroactively changed the 2004 presentation offsetting “Receivables from clients” and “Real estate development obligations” against “Unearned income from real estate developments”; (iii) deferred charges which comprised the acquisition and implementation of software were reclassified to “Property and equipment” in 2005 (2004—R$2,348), and; (iv) Construction service costs which were previously classified as “Operating costs” were reclassified to be presented net of operating revenues from “Construction services rendered”.

(u) Change in accounting policy and amendment—Through to December 31, 2005, institutional marketing costs were expensed, project specific advertising, marketing and other selling costs were deferred and amortized to income in proportion to costs incurred. The Company changed its accounting policy in 2006, recalculated the amounts to defer only costs related to tangible assets (sales stands, and facilities, model apartments and related furnishings) for properties which were unsold and amortized the balance based on the percentage-of-completion method. The Company considers it acts as an agent in providing construction services to clients and from 2006 (and retrospectively) has presented revenues net of such costs (Note 3(t)). The changes are considered by management to be consistent with preferable accounting policies and were made retrospectively to all periods presented. The effects of the amendment to the deferred selling expense accounting policy are as follows:

	2005	2005	2005
Consolidated	Total assets	Shareholders’ equity	Net income
As originally reported	984,252	300,159	27,442
Adjustment	(39,633)	(29,972)	3,235

Amounts presented in these financial statements—as amended	944,619	270,187	30,677

	2004	2004	2004
Consolidated	Total assets	Shareholders’ equity	Net income
As originally reported	781,714	179,676	19,691
Adjustment	(33,206)	(33,207)	3,756

Amounts presented in these financial statements—as amended	748,508	146,469	23,447

4 Cash, Banks and Financial Investments

	2006	2005	2004
Cash and banks	45,231	26,053	27,362
Financial investments
Bank certificates of deposit (CDB)	218,869	59,775	15,190
Investment funds	2,059	51,897	3,336

Total	266,159	137,725	45,888

Current	266,159	133,891	45,888
Long term	—	3,834	—

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

Pursuant to CVM Instruction 408/04, investment funds in which the Company has an exclusive interest have been consolidated. At December 31, 2006 financial investments accrue interest of 100.0% to 100.8% (2005—99.5% to 102%; 2004—98% to 102%) of the Interbank Deposit Certificate rate (CDI).

5 Receivables from Clients, Real Estate Development Obligations and Unearned Income from Property Sales

(a) Receivables from clients for real estate developments and services rendered—Since the Company adopted CFC Resolution 963 in 2004, accounts receivables are only recorded as revenue is recognized. The table below also presents off-book receivables for sales made but for which no revenue has yet been recognized.

	2006	2005	2004
Receivables from clients
Current	518,347	274,390	229,490
Long term	41,491	95,169	121,910

Total receivables	559,838	369,559	351,400

Sales consummated after December 31, 2003 for which revenue not yet recognized (off-books)
Current	30,161	62,961	25,258
Long term	729,810	233,848	46,166

	759,971	296,809	71,424

Contractual receipts for units sold
2005	—	—	254,748
2006	—	337,350	87,108
2007	548,508	100,422	46,518
2008	290,391	94,258	17,323
2009	223,715	44,531	8,336
2010	58,714	27,114	3,218
2011 and thereafter	198,481	62,693	5,573

Total receivables (basis: pre CFC Resolution 963)	1,319,809	666,368	422,824

(b) Real estate development obligations—Prior to Resolution 963, real estate development obligations were recorded to reflect estimated costs to be incurred as follows:

	2006	2005	2004
Sales consummated before December 31, 2003
Current	6,733	62,623	161,992
Long term	—	2,071	26,966

	6,733	64,694	188,958

Costs for units sold which will be recorded as development progresses (sales consummated after December 31, 2003)
Current	413,267	114,198	17,534
Long term	50,591	70,367	16,721

	463,858	184,565	34,255
	470,591	249,259	223,213

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

(c) Unearned income from property sales

	2006	2005	2004
Sales consummated before December 31, 2003	2,439	27,606	83,466

Gross profit from units sold which will be recorded as development progresses (sales consummated after December 31, 2003) (off-books)	295,444	141,622	39,526
	297,883	169,228	122,992

(d) Allowance for doubtful accounts, Advances from clients and Interest earned from Receivables from clients

An allowance for doubtful accounts is not considered necessary since the receivables from clients relate mainly to real estate developments in progress for which the transfer of property deeds takes place only upon settlement and/or sale of the receivables.

Advances from clients for real estate development projects in excess of the revenue recognized on the percentage-of-completion method totaled R$76,146 at December 31, 2006 (2005—R$47,791; 2004—R$30,158) and are included in “Advances from clients—real estate and services”.

Interest earned from Receivables from clients, included in “Gross operating revenue”, was R$43,928 in the year ended December 31, 2006 (2005—R$28,966; 2004—R$28,107).

(e) Sale of receivables for securitization

The Company enters into third-party receivables securitization programs in which it sells receivables from clients. The receivables company which acquires the portfolio ultimately transfers the eligible receivables from clients to a trust. The trustee then sells investment certificates (“CRIs”), which represent an undivided interest in the pool of accounts receivable owned by the trust, to third-party investors.

The Company utilizes the programs to fund its cash requirements more cost effectively. The programs contain certain covenants and requirements, including criteria relating to the quality of receivables within the pool of receivables. If the covenants or requirements were compromised, funding from the program could be restricted or suspended, or its costs could increase.

The sale of receivables for securitization is accounted for as a sale and, when certain conditions are met, they are excluded from the financial statements. When the sale is made with recourse, the receivables from clients are not excluded from the balance and amounts received under the program are presented to net the balance of receivables. The Company retains an interest in the master trust (Subordinated CRIs) based on funding levels determined by the receivables company. The Company’s retained interest in the master trust is included in the financial statements under “Receivables from clients-long term”.

The Company consummated an agreement with Brazilian Securities Companhia de Securitização (“BSCS”), on September 13, 2006, under which the Company transferred a portfolio of securitized receivables to BSCS totaling R$61,800 (nominal amount). BSCS issued mortgage-backed securities (“CRIs”), with terms of up to 100 months. The Company promised to cede and transfer to the BSCS, receivables of R$61,400 (at present value), in exchange for cash at the date of the transfers, discounted to its present value. The CRIs were issued in

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

two classes: Senior CRIs and the Subordinated CRIs. Pursuant to the agreement the Company was required to acquire all Subordinated CRIs, representing approximately 19% of the amount issued and totaling R$11,826 (at present value). The Senior CRIs are indexed to the IGP-M and accrue interest of 12% per annum. The Subordinated CRIs are provided to guarantee a minimum return for the Senior CRIs and can only be redeemed after the Senior CRIs have been fully redeemed. Because the Subordinated CRIs are structured to assure a minimum return to the Senior CRIs, the Company retains a beneficial interest in the CRI’s and, accordingly, the receivables from clients have not been excluded from the balance sheet.

During 2004, the Company ceded a portfolio of securitized receivables with a book value of R$59,737, and issued mortgage-backed securities through Altere Securitizadora S.A (name changed to Prosperitas Investimentos S.A.) a related party, with terms of up to 52 months. A fees expense equivalent to 1.5% of the book value of the securitized receivables sold was taken to income. The CRIs are indexed to the IGP-M (a general price index) and accrue interest of up to 15.25% per annum. The receivables from clients have been excluded from the balance sheet.

The Company measures the fair value of its retained interest (Subordinated CRIs ) throughout the term of the receivables securitization program using a present value model. The Subordinated CRIs will be subject to remeasurement at each reporting period. In addition, the Company estimates and records an allowance for doubtful accounts related to the Company’s retained interest when required. Thus, the book value of the Company’s retained interest approximates fair value.

6 Properties for Sale

	2006	2005	2004
Land	160,333	60,223	50,883
Properties under construction	249,287	209,609	165,128
Units completed	31,369	34,497	21,102

	440,989	304,329	237,113

The Company also has unrecorded commitments for construction of units which have been exchanged for land, which affect the balance sheet as follows: (i) budgeted cost of construction of units bartered is diluted with other units sold (“Real estate development obligations”); and (ii) actual cost of construction of units exchanged is diluted with other unsold units (“Properties under construction”). Property related expenses (primarily legal fees, licenses, and related costs) previously classified in “Prepaid expenses” were reclassified to “Properties under construction” for all periods presented (2005—R$43,019; 2004—R$38,126).

7 Other Accounts Receivable

	2006	2005	2004
Sundry current accounts(i)	47,272	34,042	49,036
Deferred COFINS and PIS taxes	19,947	7,983	6,599
Credit assignments receivable(ii)	10,773	9,761	8,752
Advances to suppliers	10,765	10,939	4,175
Client refinancing to be released(iii)	10,413	8,580	9,988
Other	12,431	10,341	7,032

	111,601	81,646	85,582

	(footnotes on following page)

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

(i)	Sundry current accounts—the Company forms jointly-controlled ventures or consortia with other partners, either directly or through related parties, to develop real estate properties. The management frameworks of these ventures, including cash management, are centralized by the lead partner, which supervises the construction, financing and budgets. The Company’s share of the funds pertaining to these ventures, which are not remunerated, have no predetermined maturity dates. On average, the property developments are completed within three years. Other accounts payable to the venture partners are presented separately (Note 11).
(ii)	In 2003, the Company acquired a portfolio of receivables for units in the jointly-controlled Chácara Alto da Boa Vista development. The discounted portfolio of sold and unsold units had a face value of R$21,357. The assets were acquired in exchange for credit assignments payable to Ourinvest Participações S.A (“Ourinvest”) over a period of 101 months. The payable accrues interest at 6% per annum plus IGP-M (Note 11). The receivables portfolio accrues interest at 12% per annum plus INCC/ IGP-M. The receivables and payables were originally recorded at R$8,427. The difference between the face value and acquisition value will be taken to income as the portfolio is realized.
(iii)	Client refinancing to be released—this account relates to receivables from clients which have been refinanced and are due to us from banks for which the proceeds have not yet been received.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

8 Investments

	Company’s interest—%			Investee’s shareholders’ equity			Investee’s net income (loss)			Investee’s net operating revenue			Investee’s total assets
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Investees
Blue I SPE Ltda.(1)	66.67	66.67	66.67	13,551	5,585	7,019	1,392	2,259	1,890	9,575	22,453	10,611	21,597	27,373	35,171
Blue II SPE Ltda.(1)	50.00	50.00	50.00	28,635	20,352	9,358	(7,417)	988	75	17,493	6,156	192	49,206	89,215	53,973
Diodon Participações Ltda.(2)	100.00	100.00	—	31,920	34,074	—	(869)	4,962	—	22,635	17,708	—	45,469	72,956	—
Dv Bv SPE S/A(1)	50.00	50.00	50.00	(234)	(202)	1,012	115	(715)	(598)	94	104	570	1,412	1,728	2,156
DV SPE S/A(1)	50.00	50.00	43.04	964	2,096	3,334	(728)	94	(216)	34	262	1,052	1,008	2,823	4,145
Gafisa SPE 8 S/A(4)	—	—	99.70	—	—	682	—	—	2,383	—	—	6,062	—	—	20,214
Gafisa SPE 10 S/A(4)	—	—	99.70	—	—	819	—	—	829	—	—	1,122	—	—	15,516
Gafisa SPE 11 S/A(4)	—	—	99.70	—	—	543	—	—	1,638	—	—	4,996	—	—	16,268
Gafisa SPE 12 S/A(4)	—	—	99.70	—	—	772	—	—	(5)	—	—	8,541	—	—	8,362
Gafisa SPE 13 S/A(4)	—	—	99.70	—	—	489	—	—	4,003	—	—	14,558	—	—	13,958
Gafisa SPE 14 S/A(4)	—	—	99.70	—	—	606	—	—	341	—	—	13,863	—	—	10,305
Gafisa SPE 19 Ltda.(4)	—	—	99.70	—	—	(597)	—	—	(975)	—	—	8,431	—	—	13,366
Gafisa SPE 20 Ltda.(4)	—	—	99.80	—	—	7,545	—	—	4,881	—	—	13,486	—	—	14,823
Gafisa SPE 21 Ltda.(4)	—	—	99.80	—	—	554	—	—	1,070	—	—	8,998	—	—	9,656
Gafisa SPE 22 Ltda.(1)	49.00	49.00	49.00	(1,080)	(766)	(856)	(37)	90	(574)	6,108	7,194	439	4,339	11,114	14,055
Gafisa SPE 30 Ltda.	99.80	99.80	99.80	7,897	1,834	(2)	7,482	1,836	(2)	20,962	4,086	—	16,674	43,563	3,231
Gafisa SPE 31 Ltda.	99.80	99.80	99.80	21,746	2,573	(40)	11,391	2,613	(40)	31,613	9,409	—	28,693	31,494	23,187
Gafisa SPE 32 Ltda.	99.80	99.80	99.80	1	1	1	(0)	(0)	(0)	—	—	—	12	114	99
Gafisa SPE 33 Ltda.	100.00	100.00	100.00	9,559	11,767	4,348	(2,091)	7,419	2,647	—	44,046	—	27,100	42,932	33,081
Gafisa SPE 34 Ltda.	99.80	99.80	99.80	(2)	(1)	1	(1)	(2)	—	—	—	—	—	(1)	1
Gafisa SPE 35 Ltda.	99.80	99.80	99.80	(48)	25	1	849	25	—	—	153	—	—	6,834	242
Gafisa SPE 36 Ltda.	99.80	99.80	—	(54)	74	—	848	73	—	—	70	—	—	19,171	—
Gafisa SPE 37 Ltda.	99.80	99.80	—	5,868	2,631	—	3,461	2,630	—	6,391	13,639	—	18,895	20,642	—
Gafisa SPE 38 Ltda.	99.80	99.80	—	439	1	—	1,165	(0)	—	5,921	0	—	6,669	5,238	—
Gafisa SPE 39 Ltda.	99.80	99.80	—	1,261	255	—	1,819	254	—	6,260	730	—	7,172	13,562	—
Gafisa SPE 40 Ltda.	99.80	99.80	—	(512)	1	—	(348)	—	—	217	—	—	1,196	132	—
Gafisa SPE 41 Ltda.	99.80	99.80	—	6,855	(92)	—	6,696	(93)	—	20,001	—	—	14,922	29,880	—
Gafisa SPE 42 Ltda.	99.80	99.80	—	(293)	0	—	(293)	(1)	—	—	—	—	1	—	—
Gafisa SPE 43 Ltda.	99.80	99.80	—	(1)	0	—	(2)	(1)	—	—	—	—	1	—	—
Gafisa SPE 44 Ltda.	99.80	99.80	—	(1)	0	—	(1)	(1)	—	—	—	—	1	—	—
Gafisa SPE 45 Ltda.	99.80	99.80	—	406	0	—	20	(1)	—	874	—	—	1,006	—	—
Gafisa SPE 46 Ltda. (1)	60.00	99.80	—	(966)	0	—	(966)	(1)	—	(328)	—	—	533	—	—
Gafisa SPE 47 Ltda.	99.80	99.80	—	(1)	0	—	(1)	(1)	—	—	—	—	—	—	—

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

	Company’s interest—%			Investee’s shareholders’ equity			Investee’s net income (loss)			Investee’s net operating revenue			Investee’s total assets
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Gafisa SPE 48 Ltda.	99.80	99.80	—	(1)	0	—	(1)	(1)	—	—	—	—	—	—	—
Jardim I SPE Ltda(1)	50.00	50.00	50.00	14,007	14,232	3,149	(77)	11,008	150	8,360	48,644	992	28,229	52,710	55,465
Jardim II SPE Ltda(1)	99.80	99.80	99.80	(800)	(170)	(3)	3	(166)	(4)	3,211	—	—	4,514	4,557	5
O Bosque(1)(5)	30.00	—	—	2,667	—	—	—	—	—	512	—	—	1,604	—	—
Península SPE1 S/A(1)	50.00	50.00	50.00	(963)	(948)	629	(261)	(1,577)	4,803	2,587	10,563	26,669	8,827	20,232	28,694
Península SPE2 S/A(1)	50.00	50.00	50.00	(3,222)	(3,042)	1,341	(119)	(4,383)	554	5,695	30,295	14,334	9,477	26,147	24,650
Res. das Palmeiras SPE Ltda.(1)	90.00	90.00	90.00	1,443	1,375	528	349	847	(1,922)	2,848	7,160	7,324	8,020	12,912	9,462
Saira Verde Ltda(1)	70.00	70.00	70.00	5,443	509	136	5,732	1,173	(39)		3,583	1		17,337	13,920
Tiner Campo Belo(6)	45.00	—	—	5,649	—	—	4,687	—	—	8,092	—	—	20,494	—	—
Trigon INC(3)	—	—	51.00	—	—	(54)	—	—	(234)	—	—	3,963	—	—	959
Villaggio de Panamby Trust(2)	50.00	50.00	—	3,923	3,804	—	119	(175)	—	283	(260)	—	3,923	7,480	—

(1)	These investees are jointly-controlled with the Company’s real estate partners. All entities have been consolidated on a proportional consolidation basis.
(2)	On September 13, 2005, the Company acquired the total share capital of Diodon Participações Ltda. and Villaggio de Panamby Trust S.A., the shareholders’ equity and total assets of which represented 50% of the Villaggio Panamby development project and recorded negative goodwill (“Deferred income on acquisition of subsidiary”) of R$20,554, which will be amortized as the underlying portfolio is realized.
(3)	Dormant entity wound up in 2005.
(4)	As part of the restructuring program, on July 1, 2005, the Company merged these investees based on their book values.
(5)	In 2006, the Company acquired a 30% interest in the O Bosque development for R$3,564 and recorded goodwill of R$2,544 (included in “Property and equipment”) which will be amortized as the underlying development is realized.
(6)	In 2006, the Company acquired a 45% interest in the Tiner Campo Belo development for R$433.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

9 Loans and Financings

	Annual interest rate	2006	2005	2004
National Housing System (SFH)	TR + 11.4 to 15.0%	26,378	51,969	41,144
Downstream merger obligations	TR + 10.0 to 12.0%	18,027	46,540	—
Bank Credit Certificates	INPC + 14.1% to 16.0%	—	27,440	26,116
Funding for developments	TR + 6.2%	—	8,268	3,616
Brazilian Social and Economic Development Bank (BNDES)	TJLP + 11.0%	—	287	1,387
Purchases of land	IGP-M + 15.0%	—	—	3,099
Commercial banks for working capital	CDI + 2.0% to 7.5%	—	—	76,175

Total		44,405	134,504	151,537

Current		17,305	48,286	103,355

Long-term		27,100	86,218	48,182

Index: CDI—Interbank Deposit Certificate; INPC—Consumer Price Index; TR– Interest reference rate; TJLP—Long-term Interest Rate.

SFH—The Company has financing agreements with the SFH, the funds of which are released as construction progresses for the developments to which they relate.

Downstream merger obligations—these relate to the debts assumed from the former shareholders (Note 13(c)) and fall due through 2013.

Bank Credit Certificates—In November 2004, the Company issued secured bank credit certificates with a value of R$24,086, at an interest rate of 14.1% per annum plus INPC, due to mature in 60 months with a 12-month grace period followed by 48 equal amortization installments.

Loans and financings are guaranteed by sureties of the investors, mortgage of the units, assignments of rights, interests on the receivables from clients and the proceeds from the sale of our properties. In 2005, R$156 (2004—R$544) of financial investments were also provided as loans guarantees. No such guarantee was provided in 2006.

The Company is subject to a number of covenants including, among others: limitations on its ability to incur debt; limitations on the existence of liens on its properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm’s-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP. The Company was in compliance with all covenants during each period presented.

The long-term installments as of December 31, 2006 fall due as follows: R$15,088 in 2008, R$8,962 in 2009, and R$3,050 in 2010.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

10 Debentures

In April 2005, the Company’s “First Debenture Placement Program” was approved by the CVM to place R$200,000 non-convertible single series debentures, for public distribution. On September 29, 2006, the Company’s “Second Debenture Placement Program” was approved by the CVM to place R$500,000 non-convertible single series debentures, for public distribution. The Company has made the following placements:

	First Program	First Program	Second Program
	1st issuance	2nd issuance	1st issuance
Issuance date	April 1, 2005	December 1, 2005	October 1, 2006
Amount—R$	64,000	112,310	240,000
Number	6,400	11,231	24,000
Grace period	24 months	30 months	60 months
Installments—monthly	From April 1, 2007	From July 1, 2008	From September 1, 2009
Final installment maturity	March 1, 2009	December 1, 2010	September 1, 2011
Annual remuneration	CDI + 2.85%	CDI + 2.00%	CDI + 1.30%

The debenture programs are subject to semi-annual covenants which include, among others, maintenance of net debt and receivables coverage ratios. Additional guarantees are provided through fiduciary credits and include receivables from clients. In addition to the normal accelerated amortization clauses, which would be triggered in an event of default, a further default trigger would apply if the Company’s credit rating were to fall below a predetermined level. The Company was in compliance with all debenture programs covenants during each period presented.

11 Other Current and Long-term Liabilities

	2006	2005	2004
Loan to real estate development partners	2,079	5,234	2,300
Provision for contingencies (Note 12)	4,105	4,422	1,000
Credit assignments (Note 7(ii))	1,358	1,363	—
Sundry current accounts (Note 7(i))	87	2,812	17,184
Obligation from Diodon acquisition (Note 8)	—	4,542	—
Other	4,283	3,874	7,175

Total current liabilities	11,912	22,247	27,659

Loans from real estate partners relate to amounts due under current account agreements which accrue financial charges of IGP-M plus 12% per annum. Long-term balances relate primarily to loans from real estate partners.

12 Commitments and Contingencies

The Company is party to certain legal proceedings in Brazil arising in the normal course of business, and has made provisions when it believes that it can reasonably estimate probable losses. In connection with some of these proceedings judicial escrow deposits have been made (“Other long term assets”) which will only be released to income upon a judgment in favor of the Company.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

Changes in the provisions (included in “Current liabilities—other” are summarized below:

	2006	2005	2004
At January 1	4,422	1,000	—
New provisions and interest charges	725	4,500	1,000
Payments	(856)	(1,078)	—
Reversals	(186)	—	—

At December 31	4,105	4,422	1,000

Judicial escrow deposits	28,756	471	345

(a) Tax, civil and labor contingencies—Based on the position of its legal advisors, management has recorded provisions for which it considers loss to be probable. At December 31, 2006, the Company also had other unprovided claims of approximately R$44,437 (2005—R$26,000; 2004—R$1,933) for which losses are considered possible.

The Company is party to two tax claims arising from tax assessments because it deducted from the corporate income tax basis the social contribution charges for 1998 and 1999 that were considered not to be deductible by the authorities. The amount involved in such claims as of December 31, 2006 if decided against the Company would not exceed R$14,000. Based on the position of its legal advisors, management believes the probability of an unfavorable outcome is possible and not probable and has not recorded a provision for these claims.

There are no further material losses, in addition to the amounts already accrued, for which reasonably estimable losses are probable to occur or, disclosed herewith, for which a reasonable possibility of loss exists. No losses related to legal proceedings, if decided against the Company, would individually be expected to have a material effect on its financial position, cash flows or results of operations.

An amount of R$27,797 of the proceeds of the Company’s initial public offering was withheld in an escrow deposit attached by court order to guarantee a writ of execution. The Company is appealing the decision and considers that the claim has no merit. No provision has been recorded.

(b) Commitment to complete development—The Company is committed to deliver units to owners of land who exchange land for real estate units developed by the Company. The Company is also committed to complete units sold, and to comply with the requirements of the building regulations and licenses approved by the authorities.

13 Shareholders’ Equity

(a) Capital—At December 31, 2006, Gafisa S.A.’s outstanding share capital comprised 103,369,950 (voting) Common shares. Under the bylaws, as amended on January 8, 2007, the Board of Directors (“Conselho de Administração”) may increase share capital up to the limit of the authorized capital of 200,000,000 Common shares.

At December 31, 2005, Gafisa S.A.’s outstanding share capital comprised 8,404,185 (voting) Common shares and 16,222,209 (non-voting) Preferred shares of which there are 14,972,209 Class A and 1,250,000 Class F fully subscribed registered, book-entry shares, without par value (2004: 8,199,743 Common and 11,037,742 Preferred Class A shares).

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

On January 13, 2006, the Board of Directors approved the conversion of all 14,972,209 Class A Preferred shares and 1,250,000 Class F Preferred shares into 16,222,209 Common shares.

On January 17, 2006, Havertown subscribed and paid-in 411,348 Common shares totaling R$6,178 as approved by the Board of Directors on December 23, 2005.

On January 26, 2006, the shareholders approved the conversion of all Preferred shares into Common shares. On the same date, the Board of Directors approved the terms and conditions of the initial public offering and the new bylaws, adapted to the Novo Mercado of the Bolsa de Valores de São Paulo—BOVESPA rules.

On January 27, 2006, in a shareholders’ general meeting, the shareholders approved a stock split of the Common shares, based on a ratio of one existing share for every three newly issued shares increasing the number of shares from 27,774,775 to 83,324,316 (of which 8,280,534 remained in treasury). Share data and earnings per share in the Brazilian GAAP financial statements have not been presented retrospectively to conform to the split.

On February 16, 2006 a capital increase of R$352,757 was approved upon issuance, for public subscription, on the Novo Mercado of 26,724,000 new Common shares, without par value, and simultaneously through an issuance of primary and secondary equity Global Depositary Receipts pursuant to Rule 144A and Regulation S of the US Securities Act of 1933. The public offering generated proceeds of R$494,394 of which R$141,637 was allocated to a share premium reserve (capital reserve). Stock issuance expenses directly related to the initial public offering of R$27,308 were charged to the statement of income for the year ended December 31, 2006.

During 2006 the Board of Directors approved a capital increase of R$8,209 in connection with the stock option program and the exercise of 1,532,724 options.

At December 31, 2006, shares in treasury comprise 8,141,646 Common shares (2005—1,533,334 Preferred Class B and 1,226,844 Preferred Class C). During 2006, 138,888 Common shares held in treasury were cancelled.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

The changes in the number of shares in the three years ended December 31, 2006 were as follows (without reflecting the effect of retrospectively applying the January 27, 2006 stock split):

		(in thousands of shares)
		Preferred Shares
	Common Shares	Class A	Class B	Class C	Class D	Class E	Class F	Class G	Total
December 31, 2003	8,200	11,038	—	—	—	—	—	—	19,238

Common shares converted into Preferred shares
Repurchase and cancellation of shares

December 31, 2004	8,200	11,038	—	—	—	—	—	—	19,238

Common shares converted into Preferred shares	(3,200)	—	1,800	1,250	50	100	—	—	—
Conversion between classes of Preferred shares	—	(1,094)	—	—	—	—	—	1,094	—
Shares issuance	3,404	5,029	—	—	—	—	1,250	—	9,683
Repurchase and cancellation of shares	—	—	(267)	(23)	(50)	(100)	—	(1,094)	(1,534)
Repurchase of shares for treasury	—	—	(1,533)	(1,227)	—	—	—	—	(2,760)

December 31, 2005	8,404	14,973	—	—	—	—	1,250	—	24,627

Conversion of all Preferred shares to Common shares	16,223	(14,973)	—	—	—	—	(1,250)	—	—
Share issuance
Havertown	411	—	—	—	—	—	—	—	411
Stock split	50,075	—	—	—	—	—	—	—	50,075

Subtotal	75,113	—	—	—	—	—	—	—	75,113
Share issuance
Exercise of stock options	1,533	—	—	—	—	—	—	—	1,533
Initial public offering	26,724	—	—	—	—	—	—	—	26,724

December 31, 2006	103,370	—	—	—	—	—	—	—	103,370

(b) Rights of preferred shares—Dividend rights of the Preferred shares were not cumulative however in the event a dividend was not paid after a three year-period, the Preferred shares could acquire voting rights. The terms of the holders of the Preferred shares were as follows:

(i) Class A and F shares were non-redeemable shares, with no voting rights, had no rights to a fixed dividend, although they were assured a dividend 10% higher than that paid to the Common shareholders.

(ii) Class B shares were redeemable shares, had no voting rights, and the right to a fixed dividend of R$1 to remunerate all Class B shares. The redemption value was fixed at R$15.00 (fifteen reais) per share adjusted for the savings rate plus 12% per annum. Shares were redeemable as follows: 266,666 shares within 45 days; 15,715 shares on May 8, 2006; 1,117,611 shares in 71 monthly installments through May 8, 2013; and 400,008 shares in 24 monthly installments from May 8, 2011

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

through April 8, 2013. These shares were repurchased for treasury as part of the corporate restructuring and downstream merger.

(iii) Class C shares had voting rights and the right to the same dividends as the Common shares. The redemption value was fixed at R$15.91 (fifteen reais and ninety one cents) per share adjusted for the savings rate plus 10% per annum, Shares were redeemable over 54 months (or earlier) from December 5, 2005. These shares were repurchased for treasury as part of the corporate restructuring and downstream merger.

(iv) Class D, E and G shares were redeemable shares, had no voting rights, and the right to a fixed dividend of R$1 each to remunerate all Classes D, E and G. The redemption value were fixed at R$13.66 (thirteen reais, sixty six cents), R$9.02 (nine reais, two cents) and R$15.02 (fifteen reais, two cents) per share, respectively for Class D, E and G. These shares were redeemed and cancelled immediately after issuance as part of the corporate restructuring.

(c) Corporate restructuring—During 2003, the Company converted 1,800,263 Common shares held by Cimob into the same number of Preferred Class B shares and subsequently redeemed the shares for R$27,298 by charge to revenue reserves without reducing share capital.

In June 2005, a capital increase of R$135,180 was approved through issuance of 9,000,000 new shares (3,404,182 Common shares, 4,345,818 Preferred Class A shares and 1,250,000 Preferred Class F shares) fully subscribed and paid-in by Equity International, through its subsidiary Campsas Participações Ltda. (“Campsas”).

In December 2005, the Company effected a corporate restructuring whereby (i) Cimob returned the Common shares it held in the Company as payment for the Company having assumed this shareholders’ debt which it had subsequently transferred to Urucari Participações Ltda (“Urucari”) and (ii) the Company merged with its shareholders Urucari, Campsas and S.P.E.L. Empreendimentos e Participações S.A. (“S.P.E.L.”). The objective of the downstream merger was to rationalize the operating structure and optimize the tax deductible goodwill which Urucari and Campsas held through their investments in the Company amounting to R$15,031 and R$32,024 respectively, the tax effect of which totaled R$15,567.

As a result of the downstream mergers, the former shareholders’ shares were cancelled and their net assets passed to the Company:

•

In the case of Urucari, no shares were issued in favor of Urucari shareholders. The 1,533,334 Preferred Class B and 1,250,000 Preferred Class C shares previously held by Urucari and which had been approved for redemption by the Extraordinary General Meetings (“EGM”) on April 4, 2005 and May 18, 2005, amounting to R$47,026, were transferred to treasury shares for subsequent cancellation.

•

In the case of Campsas and S.P.E.L., 8,404,181 Common shares and 5,595,818 Preferred shares were cancelled pursuant to Brazilian Corporate Law, in exchange for the same number and classes of new shares of the Company which were delivered to the shareholders of Campsas and S.P.E.L. in the same proportion as previously held. Accordingly, no changes were made to the composition of the Company’s capital.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

The net assets pertaining to the shareholders were merged at book values based on the balances at September 30, 2005. Accordingly, the Company’s shareholders’ equity was reduced by R$31,465 (debt assumed net of tax asset acquired).

On December 23, 2005, a new issue of 1,094,340 shares was approved, of which 411,348 were Common and 682,992 were Preferred Class A shares, all nominative and of no par value. Preferred Class A shares totaled R$10,259, which were fully subscribed and paid-up by Havertown, including an amount of R$4,590 recorded as a Capital reserve.

Share redemption—During 2005, the shareholders approved various conversions of shares owned by Urucari, Cimob and First Stock Fund into new classes of redeemable stock which resulted in the withdrawal of Cimob and First Stock Fund as shareholders of the Company:

•

Urucari—The April 8, 2005 EGM approved the redemption of all of the 1,800,000 redeemable Class B Preferred shares, owned by Urucari as follows; (i) 266,666 shares valued at R$4,000, were redeemed 45 days after the EGM; (ii) 1,533,334 shares were to be redeemed in monthly installments commencing in May 2007 and through April 2013. Furthermore, the EGM of May 18, 2005 approved the redemption of all of the 1,250,000 Class C Preferred shares owned by Urucari as follows: (i) 23,156 redeemable on December 2, 2005 and (iii) 1,226,884 shares in monthly installments commencing on January 2, 2006. As a consequence of the merger with Urucari, the Company’s obligation to redeem the shares was cancelled by the Company having assumed debt of Urucari to financial institutions which held a surety over the same shares to the same value and terms. The shares in treasury will be cancelled as the debt is amortized and guarantees lifted.

•

Cimob—The October 27, 2005 EGM approved the issue of non-voting Class D redeemable Preferred shares and the conversion of 50,000 Common shares owned by Cimob into the same number of Class D Preferred shares. Concurrently, the redemption of all the 50,000 shares was approved, without reduction of capital by charge to revenue reserves of an amount of R$683. This amount was to be paid in eight equal quarterly installments, indexed to the TR plus 12% p.a., the first installment due on August 15, 2006. All Class D Preferred shares were cancelled. On December 12, 2005, a new class of non voting redeemable shares, Preferred Class E shares was issued. Concurrently, the conversion of three Preferred Class A shares and 99,740 Common shares owned by Cimob, was approved for conversion into 99,743 Preferred Class E shares and the redemption of these 99,743 shares, without reduction of capital by charge to revenue reserves upon payment of R$900. The shares were cancelled.

•

The First Stock Equity Fund—On December 9, 2005, Preferred Class G shares, a new class of non voting redeemable shares was issued. Concurrently, the conversion into Class G Preferred shares and redemption of the 1,094,340 Class A Preferred shares owned by The First Stock Equity Fund, LLC was approved by charge to revenue reserves. The redemption value was R$16,437 and was paid in full to The First Stock Equity Fund, LLC. All Class G Preferred shares were cancelled.

(d) Appropriation of net income—Pursuant to Gafisa S.A.’s by-laws, net income for the year, after absorbing any accumulated losses, is appropriated as follows: (i) 5% to the legal reserve, until it reaches 20% of paid-up capital and (ii) 25% of the balance for payment of mandatory dividends to all shareholders.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

For each of the two years ended December 31, 2005 management has proposed not to distribute a dividend and instead designate the funds to an investments reserve to be applied to grow the Company’s business, which proposals have in the past been approved by the shareholders. The provision made at December 31, 2006 to reflect the proposed minimum mandatory dividend was determined as follows (subject to approval by the Annual General Meeting):

2006
Net income for the year	46,056
Legal reserve (5%)	(2,303)

43,753
Percentage of dividends to dividend basis	25%

Proposed dividends	10,938

(e) Stock option plans—The four stock option plans, the first of which launched in 2000, are administered by a committee which periodically creates stock option programs and sets the terms, vesting requirements and determines employees to be included and establishes the price at which the Preferred shares are to be issued. In order to be eligible for the grants, employees are required to contribute 10% of the exercise price of the shares at the date of grant and thereafter an additional 18% annually for five years. The exercise price is adjusted by the IGP-M plus 6% each year. The option to acquire the shares can be exercised three years after the vesting period and the shares are generally available to the employee 10 years after contribution.

In 2006, the Company issued a new plan of stock options plan. The options were issued with a seven-year term and a three-year vesting period. The exercise price is adjusted by the IGP-M plus 6% each year. The option to acquire the shares can be exercised three years after the vesting period and the shares are generally available to the employee 10 years after contribution.

The Company records the cash receipt against a liability account to the extent the employees make advances for the purchase of the shares during the vesting period (usually five years). At December 31, 2006, advances received totaled R$966 (2005—R$2,397; 2004—R$1,304).The Company may opt to issue new shares or transfer its treasury shares to the employee. The Company has the right of first refusal on shares issued under the program in the event of dismissal or retirement at which time the advances are returned, in certain conditions, to the employee at an amount equal to the greater of market (as defined) price or of cost indexed to the IGP-M plus 6% p.a.

14 Deferred Taxes

	2006	2005	2004
Assets
Temporary differences	24,800	11,737	5,000
Net operating loss carryforwards	15,880	7,798	799
Tax credits from downstream merger (Note 13(c))	12,454	15,567	—

	53,134	35,102	5,799

Liabilities
Difference between income taxed on a cash basis and the amount recorded on the accrual basis and other temporary differences	32,259	12,884	6,691

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

Although for accounting purposes income tax is determined based on revenue recognized less costs appropriated, income tax Instruction 84/79 permits the Company to defer the payment of the tax to match the proportion of receipt of contracted sales. Such differences reverse on average in periods up to three years.

In connection with the downstream merger of Urucari and Campsas (Note 13(c)), the Company acquired the right to amortize and treat as tax deductible a goodwill premium of R$47,055 from Urucari’s and Campsas’ acquisition of their ownership in the Company. The tax benefit arising from the goodwill was recorded to a deferred asset and the amortization of this premium for local statutory and tax purposes will result in a future tax benefit to the Company over an estimated period of up to ten years. The tax benefit of the goodwill premium of R$15,567 has been recorded as a deferred tax asset with a corresponding increase to equity (“Capital reserve”).

At December 31, 2006, the Company had losses available for offset against future taxable income of R$67,971 (2005—R$22,285; 2004—R$22,287). The corresponding tax effect of net operating loss carryforwards totaled R$23,110 at December 31, 2006 (2005—7,798; 2004—R$7,578). The tax effect of net operating loss carryforwards recorded as an assets totaled R$15,880 at December 31, 2006 (2005—7,798; 2004—R$799). The Company has not recorded a deferred tax asset for net operating loss carryforwards of its jointly-controlled subsidiaries which are on the taxable profit regime. In the case of the remaining losses, recognition is limited to the amount for which offset is supported by profit projections for the next ten years, discounted to present value, according to CVM Instruction No. 273/98 and 371/02. Based on projections of future taxable income, the estimated recovery of income tax and social contributions loss carryforwards and of temporary differences recorded as a total asset at December 31, 2006 of R$53,134 are expected to be recovered within 10 years, as follows: 2007—R$2,820; 2008—R$12,604 and R$37,710 in 2009. The projections of future taxable income include estimates related to the performance of the Company, its markets and the economy. Actual results may differ from those estimates.

The reconciliation of statutory to effective tax rates is as follows:

	2006	2005	2004
Income before taxes on income	52,080	27,272	29,022
Tax expense at statutory rates—34%	(17,707)	(9,272)	(9,867)
Net effect of jointly-controlled subsidiaries on the presumed profits tax regime	11,300	11,303	4,359
Other permanent differences, net	383	1,374	(67)

Income tax and social contribution expense	(6,024)	3,405	(5,575)

15 Financial Instruments and Insurance

The Company mitigates credit risks related to banks and financial investments by investing in short-term securities with highly-rated financial institutions. It also limits its credit risks by having a broad base of clients and through continuous credit rating analyses. At December 31, 2006, there was no significant concentration of credit risks related to clients. For the years presented, the Company did not operate with derivative financial instruments. The market values of financial instruments approximated their book values and were substantially represented by financial investments, loans and financings.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

Gafisa S.A. and its subsidiaries have liability insurance coverage for personal damage to third parties and material damage to tangible assets, as well as for fire risks, lightning, electrical damages, natural phenomena and gas explosions. The coverage contracted is considered sufficient by management to cover possible risks to its assets and/or responsibilities.

16 Segment Reporting

The Company considers that each of its individual developments is a discrete operating segment. As presentation of segment information for each development would not be meaningful, the Company has aggregated its segments into the following reporting segments: (i) developments launched in the State of São Paulo, (ii) developments launched in the State of Rio de Janeiro, (iii) developments launched in other states in Brazil and (iv) construction services provided to third parties. The Company’s chief executive officer, who is responsible for allocating resources among the developments and monitoring their progress, uses economic present value data, which is derived from a combination of historical operating results and forecasted operating results. The Company provides below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment. This information is the basis of the internal data that is used by management to develop economic present value estimates and provided to the chief executive officer for making operating decisions, which include the allocation of resources among segments and segment performance. The information is derived from the statutory accounting records which are maintained in accordance with Brazilian GAAP. The reporting segments do not separate operational expenses, total assets and depreciation. The aggregation of the segments among the geographic regions in Brazil fairly reflects the manner by which the project development officers, who report to the chief executive officer, are allocated once the investments have been made. Revenues from no individual customer represented more than 10% of our net operating revenues.

Year ended December 31, 2006	São Paulo State	Rio de Janeiro State	Other states	Construction services(i)	Consolidated
Net operating revenue	438,275	181,128	27,814	16,630	663,847
Operating costs	(306,118)	(145,598)	(14,079)	—	(465,795)

Gross profit	132,157	35,530	13,735	16,630	198,052
Operating expenses	—	—	—	—	(145,972)
Income tax and social contribution	—	—	—	—	(6,024)

Net income	—	—	—	—	46,056

(i)	net of costs

Year ended December 31, 2005	São Paulo State	Rio de Janeiro State	Other states	Construction services(i)	Consolidated
Net operating revenue	250,215	158,451	20,203	28,155	457,024
Operating costs	(190,667)	(115,688)	(11,856)	—	(318,211)

Gross profit	59,548	42,763	8,347	28,155	138,813
Operating expenses	—	—	—	—	(110,517)
Non-operating expenses, net	—	—	—	—	(1,024)
Income tax and social contribution	—	—	—	—	3,405

Net income	—	—	—	—	30,677

(i)	net of costs

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

Year ended December 31, 2004	São Paulo State	Rio de Janeiro State	Other states	Construction services(i)	Consolidated
Net operating revenue	245,404	140,983	1,135	29,354	416,876
Operating costs	(193,260)	(98,758)	(373)	—	(292,391)

Gross profit	52,144	42,225	762	29,354	124,485
Operating expenses	—	—	—	—	(94,013)
Non-operating expenses, net	—	—	—	—	(1,450)
Income tax and social contribution	—	—	—	—	(5,575)

Net income	—	—	—	—	23,447

(i)	net of costs

Segment information on selected balance sheet item:

As at December 31, 2006	São Paulo State	Rio de Janeiro State	Other states	Construction services(i)	Consolidated
Receivables from clients (current and long term)	380,488	136,760	22,970	19,620	559,838
Properties for sale	252,933	171,655	16,401	—	440,989
Other assets	—	—	—	—	493,390

Total assets	—	—	—	—	1,494,217

As at December 31, 2005	São Paulo State	Rio de Janeiro State	Other states	Construction services(i)	Consolidated
Receivables from clients (current and long term)	195,285	146,701	11,550	16,023	369,559
Properties for sale	167,920	129,005	5,436	1,968	304,329
Other assets	—	—	—	—	270,731

Total assets	—	—	—	—	944,619

As at December 31, 2004	São Paulo State	Rio de Janeiro State	Other states	Construction services(i)	Consolidated
Receivables from clients (current and long term)	189,226	140,361	12,367	9,446	351,400
Properties for sale	134,682	95,960	4,907	1,564	237,113
Other assets	—	—	—	—	159,995

Total assets	—	—	—	—	748,508

17 Subsequent Events

On October 2, 2006, the Company entered into an agreement to acquire 100% of the shares of AlphaVille Urbanismo S.A (“AlphaVille”), a community development company in Brazil. The transaction was consummated on January 8, 2007 and is subject to regulatory approvals. The Company initially acquired 60% of AlphaVille’s shares (existing and new common voting shares) for R$198,400, of which R$20,000 was paid in cash in January 2007 and the remaining R$178,400 in the Company’s own shares. In connection with the acquisition, on January 8, 2007, the Company issued 6,358,616 new Common shares with a book value of R$134,029 which will be contributed in full settlement of the amount due in shares as part of the purchase consideration. The fair value of R$178,400 of the 6,358,616 Common shares on January 8, 2007, was based on the average BOVESPA quoted stock price over a thirty day period prior to the agreement signed on October 2, 2006.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

18 Supplemental Information—Statement of Cash Flows

	Years ended December 31
	2006	2005	2004
Cash flows from operating activities
Net income for the year	46,056	30,677	23,447
Expenses (income) not affecting cash
Depreciation	4,302	2,584	4,702
Unrealized interest and indexation charges, net	39,437	25,715	26,479
Deferred income tax and social contribution	1,343	(7,541)	15
Amortization of negative goodwill	(15,387)	(2,721)	—
Provision for contingencies	(317)	3,017	1,000
Other	—	—	802
Decrease (increase) in assets
Receivables from clients	(190,279)	25,562	99,765
Properties for sale	(136,660)	(33,511)	(21,818)
Deferred selling and prepaid expenses	(10,569)	2,230	(4,736)
Other	(54,926)	6,579	(16,838)
Increase (decrease) in liabilities
Real estate development obligations	(57,963)	(133,481)	(66,310)
Obligations for purchase of land	72,684	4,463	(7,285)
Taxes and contributions	(5,674)	9,850	14,368
Unearned income from property sales	(25,168)	(65,553)	(76,492)
Materials and service suppliers	(1,195)	6,596	6,387
Taxes, payroll charges and profit sharing	7,658	3,058	(4,033)
Advances from clients—real estate and services	28,354	17,633	20,710
Credit assignments payable	(1,140)	(946)	(285)
Other payables	(6,799)	(7,158)	23,738

Net cash provided by (used in) operating activities	(306,243)	(112,947)	23,616

Cash flows from investing activities
Acquisitions of property and equipment	(4,580)	(1,598)	(1,509)
Jointly-controlled subsidiaries acquired, net of cash	(3,997)	(3,978)	—

Net cash used in investing activities	(8,577)	(5,576)	(1,509)

Cash flows from financing activities
Capital increase	508,781	145,439	—
Shares redeemed	—	(17,337)	—
Debt (including debentures)
Issuances	303,188	269,758	242,324
Repayments	(364,115)	(190,055)	(251,929)
Credit assignments	(767)	(1,279)	(996)

Net cash provided by (used in) financing activities	447,087	206,526	(10,601)

Net increase in cash, banks and financial investments	132,267	88,003	11,506

Cash, banks and financial investments at beginning of year	133,891	45,888	34,382
Cash, banks and financial investments at end of year	266,158	133,891	45,888

Non-cash transactions:
Assumption of debt on downstream-merger	—	(47,026)	—
Redemption of shares (assumption of debt)—Cimob	—	(683)	—
Acquisition of Diodon (assumption of debt)	—	4,541	—

***

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

19 Supplemental Information—Summary of Principal Differences between Brazilian GAAP and US GAAP

(a) Description of the GAAP differences—The Company’s accounting policies comply with, and its consolidated financial statements are prepared in accordance with Brazilian GAAP. A summary of the Company’s principal accounting policies that differ significantly from US GAAP is set forth below.

(i) Principles of consolidation—Under Brazilian GAAP, pursuant to CVM Instruction No. 247 and in conformity with the shareholders’ agreements, all investees and subsidiaries (Note 8) were accounted for on a proportional consolidation basis. The shareholders agreements establish that the Company has a joint decision in the operating and administrative management of these entities.

Under US GAAP, while certain investments in subsidiaries meet the criteria for consolidation as defined by Statement of Financial Accounting Standard (SFAS) No. 94 (“Consolidation of All Majority-Owned Subsidiaries”), because such investments provide substantive participating rights granted to the minority shareholder they preclude the Company from consolidating the entities. Accordingly, for purposes of US GAAP these investments are treated on the equity basis of accounting.

Under US GAAP, proportional consolidation is permitted only in limited circumstances, including for the construction sector. In the case of the Company’s investees, these conditions, however, are not met. Accordingly, for purposes of US GAAP these investments are treated on the equity basis of accounting.

Although these differences in GAAP do not affect the Company’s net income or shareholders’ equity, the line items in the consolidated balance sheet and statement of income are affected.

(ii) Revenue recognition—Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development. Land is treated as a portion of budgeted construction costs and is appropriated proportionally to development. Under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds or vice-versa. Revenues and costs are recognized under the percentage-of-completion when certain tests are met.

Under US GAAP, SFAS No. 66, “Accounting for Sales of Real Estate”, the basis for the measurement to determine if construction is beyond a preliminary stage is different from Brazilian GAAP. US GAAP requires construction to be beyond a preliminary stage and substantial sales to have been incurred to ensure the project will not be discontinued before revenue can be recognized. Construction is not beyond a preliminary stage if engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and completion of the building foundation are incomplete.

For purposes of the reconciliation, R$(7,973) was adjusted for US GAAP as at December 31, 2006 and R$(7,973) and for the year then ended (gross amounts: Net operating revenue R$32,970; Operating costs R$24,997). For prior periods presented, no significant differences affected the reconciliations.

(iii) Discounting of receivables—Certain of the Company’s receivables bear only inflation-indexation charges (without interest) until the units are delivered (generally up to 36 months after sale) and thereafter bear inflation-indexation charges plus interest (considered to be sectorial “market interest”). The sales price includes

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

estimated interest for the construction period. Under Brazilian GAAP, these amounts are presented at face value. Under US GAAP, APB No. 21, “Interest on Receivables and Payables”, the receivables which bear only inflation-indexation charges (without interest) are discounted to present values.

For purposes of the reconciliation, R$(19,931), R$(3,080) and R$(1,414) were adjusted for US GAAP as at December 31, 2006, 2005 and 2004 and R$(16,851), R$(1,666) and R$1,232 for the years ended December 31, 2006, 2005 and 2004.

(iv) Deferred selling expenses—Under Brazilian GAAP, through to December 31, 2005, institutional marketing costs were expensed, project specific advertising, marketing and other selling costs were deferred and amortized to income in proportion to costs incurred. Under US GAAP, only costs related to tangible assets (mold units and related furnishings, sales facilities and other costs) are deferred.

The Company adopted a preferable accounting policy in 2006 (retrospectively to 2004) which aligned Brazilian GAAP accounting practices with those adopted under US GAAP. The Company recalculated the deferral under Brazilian GAAP to defer only costs related to tangible assets for properties which were unsold and amortized the balance deferred based on the percentage-of-completion method. The Company amended its Brazilian GAAP financial information (Note 3 (t)) and, upon recalculating the deferral, also restated amounts under US GAAP (Note 19(a)(viii)).

The Company’s previously issued reconciliation of its Brazilian GAAP financial information to US GAAP had presented adjustments of R$(40,012) and R$(40,106) as at December 31, 2005 and 2004 and R$94 and R$1,035 for the years ended December 31, 2005 and 2004. After amendment, no differences arise for any of the periods presented.

(v) Capitalized interest—Under Brazilian GAAP, the Company capitalizes interest from loans raised for specific development projects as part of properties. Under US GAAP, interest cost incurred during the period that assets are under construction is included in the cost of such assets. SFAS No. 34, “Capitalization of Interest Cost,” states that interest cost should be included as a component of the historical cost of assets intended for sale or lease that are constructed as separate projects and discrete projects.

For purposes of the reconciliation, R$47,682, R$34,225 and R$22,991 were adjusted for US GAAP as at December 31, 2006, 2005 and 2004 and R$13,457, R$11,234 and R$2,962 for the years ended December 31, 2006, 2005 and 2004.

(vi) Stock issuance expenses—Under Brazilian GAAP, costs incurred in issuing capital stock are expensed in income. Under US GAAP, stock issuance costs are deducted from the proceeds of the issuance.

For purposes of the reconciliation, R$27,308 (R$18,023 (net of income taxes)) and R$410 was adjusted for US GAAP as at for the year ended December 31, 2006 and 2005.

(vii) Stock option plan—Under Brazilian GAAP, the rights to acquire shares granted to employees and executive officers under the stock options plan do not result in any expense being recorded. The purchase of the stock by the employees is recorded as an increase in capital stock for the amount of the purchase price.

Under US GAAP, through December 31, 2005, as the exercise price was above the fair value for all periods presented, no adjustments were required for purposes of the reconciliation.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

Under US GAAP, beginning in 2006, the Company adopted SFAS 123R—“Share-based Payment”. As the awards are indexed to the IGP-M plus annual interest of 6%, the employee share options have been accounted for as a liability under the terms of SFAS 123R. The liability-classified awards are remeasured at fair value at each reporting period until settlement. The fair value of employee share options and similar instruments is estimated using the Black-Scholes option-pricing model.

For purposes of the reconciliation, a stock option compensation expenses of R$(34,063), including a cumulative effect of a change in an accounting principle of R$(157), was adjusted for US GAAP for the year ended December 31, 2006, and a liability of R$34,220 was recorded at December 31, 2006.

(viii) Charges arising from redeemable shares with characteristics of debt—Under US GAAP, as determined by SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” , the Company recorded as a liability, the fair value of the redeemable shares issued to Urucari (the Preferred Class B and C shares). The shares were issued in April and May, 2005, respectively. Following the initial recognition, the Company accreted interest on these preferred shares through the date of the merger with Urucari in December 2005.

For purposes of the reconciliation, a charge of R$(3,455) was recorded for US GAAP purposes for the year ended December 31, 2005.

(ix) Earnings per share—Under Brazilian GAAP, net income per share is calculated based on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because, generally, this is the minimum number of shares that can be traded on the BOVESPA. The 10% premium to which the Preferred shareholders were entitled on distributed earnings was not allocated when calculating EPS under Brazilian GAAP. Under Brazilian GAAP, 2005 and 2004 share data and earnings per share were not adjusted retrospectively to conform with a subsequent share split which occurred on January 27, 2006 where one common share split into three common shares.

Under US GAAP, because the Preferred and Common shareholders have different voting, dividends and liquidation rights, Basic and Diluted earnings per share have been calculated using the “two-class” method, pursuant to SFAS No. 128, “Earnings per Share”, which provides computation, presentation and disclosure requirements for earnings per share. Additionally, for US GAAP purposes, in 2006 the Company recorded a R$9,586 charge to reflect the exchange of non-voting Class A preferred into non-voting Class G redeemable preferred shares for redemption. This charge was based on the excess of (1) fair value of the Class G shares issued over (2) the carrying amount of the Class A preferred stock in the Company’s balance sheet. This charge was subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

The table below presents the determination of net income available to Common and Preferred shareholders and weighted average Common and Preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented.

	2006
	Preferred	Common	Total
Basic numerator
Dividends proposed	—	10,938	10,938
US GAAP undistributed earnings	258	13,631	13,889

Allocated US GAAP undistributed earnings available for Common and Preferred shareholders	258	24,569	24,827

Basic denominator (in thousand of shares) Weighted-average number of shares	1,701	98,796

Basic earnings per thousand shares—US GAAP (R$)	151.77	248.68

Diluted numerator
Dividends proposed	—	10,938	10,938
US GAAP undistributed earnings	259	13,630	13,889

Allocated US GAAP undistributed earnings available for Common and Preferred shareholders	259	24,568	24,827

Diluted denominator (in thousand of shares) Weighted average number of shares	1,701	98,796

Stock options	29	1,152

Diluted weighted-average number of shares	1,730	99,948

Diluted earnings per thousand shares—US GAAP (R$)	149.75	245.81

	2005(i)
	Preferred	Common	Total
	restated	restated	restated
Basic numerator
Preferred Class G exchange(ii)	9,586	—	9,586
Allocated undistributed earnings	16,334	8,463	24,797

Allocated US GAAP net income to Common and Preferred shareholders	25,920	8,463	34,383

Basic denominator (in thousand of shares) Weighted-average number of shares	42,803	24,394

Basic earnings per thousand shares—US GAAP (R$)	605.57	346.92

Diluted numerator
Preferred Class G exchange(ii)	9,586	—	9,586
Allocated undistributed earnings	16,373	8,424	24,797

Allocated US GAAP undistributed earnings available for Common and Preferred shareholders	25,959	8,424	34,383

Diluted denominator (in thousand of shares)
Weighted average number of shares	42,803	24,394

Stock options	297	—

Diluted weighted-average number of shares	43,100	24,394

Diluted earnings per thousand shares—US GAAP (R$)	602.28	345.34

	(footnotes on following page)

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

(i)	All share amounts have been adjusted retrospectively to reflect the share split on January 27, 2006.
(ii)	Pursuant to EITF Topic D-42 “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock”, following the exchange of Class A for Class G Preferred shares, the excess of the fair value of the consideration transferred to the holders of the preferred stockholder over the carrying amount of the preferred stock in the balance sheet was subtracted from net income to arrive at net earnings available to common shareholders in the calculation of earnings per share. For purposes of displaying earnings per share, the amount is treated in a manner similar to the treatment of dividends paid to the holders of the preferred shares. The conceptual return or dividends on preferred shares are deducted from net earnings to arrive at net earnings available to common shareholders.

	2004(i)
	Preferred	Common	Total
Basic and Diluted numerator
Allocated US GAAP undistributed earnings available for Common and Preferred shareholders	16,260	10,981	27,241

Basic and Diluted denominator (in thousand of shares) Weighted-average number of shares	33,113	24,599

Basic and Diluted earnings per thousand shares—US GAAP (R$)	491.04	446.40

(i)	All share amounts have been adjusted retrospectively to reflect the share split on January 27, 2006.

(x) Classification of balance sheet line items—Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. The Company has recast its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 19(d) (i)). The reclassifications are summarized as follows:

•

Under US GAAP, the proportional consolidation of investees and subsidiaries is eliminated and in its place the associated companies are presented using the equity method of accounting and controlled subsidiaries are fully consolidated presenting their respective minority interests.

•

Under Brazilian GAAP, through December 31, 2004, before CFC Resolution 963 came into effect, the whole amount of the rights and obligations relating to purchase and sale commitments for property developments was recorded on the balance sheet upon signing of the related sales contracts.

•

Under US GAAP, agreements for the exchange of resources in the future that at present are unfulfilled commitments on both sides are not recorded until one of the parties at least partially fulfills its commitment. For periods prior to 2004 and for amounts on the balance sheet thereafter relating to contracts signed before 2004, the promises should be treated as off-setting and nothing need be recorded until one or both parties at least partially perform under the contract.

•

Under Brazilian GAAP, the sale of receivables in 2004 was treated as a sale and the discount on the sale is recorded in the statement of income over the term of the contracts. The discounted receivables are presented as a reduction of the “Receivables from clients” balance. For purposes of US GAAP, the sale of the receivables in 2006 and 2004 were not considered a true sale, nor did the entities meet the pre-requisites of a qualifying special purpose entities, as defined by SFAS No. 140 “Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities—a replacement of FASB Statement 125”. These receivables from clients continue to be reported as receivables balances. The

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

cash proceeds received from the transfer of the receivables are presented as a liability. For purpose of the reconciliation, R$19,402 and R$8,757 were adjusted for US GAAP as at December 31, 2006 and 2005, reflecting an increase in receivables from clients, which is offset by an increase of a liability.

•	Under Brazilian GAAP, barter transactions are not recorded on the balance sheet as part of the transactions. Under US GAAP, land barter transactions are treated as acquisitions at fair value.

•

Under Brazilian GAAP, the deferred gain recorded on the acquisition of the Diodon receivables portfolio is recorded on the balance sheet in “Deferred income on acquisition of a subsidiary”. Under US GAAP, the gain is treated as a component of the fair value of the assets acquired.

•

Under Brazilian GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

(xi) Classification of statement of income line items—Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income under the Brazilian GAAP to present a condensed consolidated statement of income in accordance with US GAAP (Note 19(d) (ii)). The reclassifications are summarized as follows:

•

Brazilian listed companies are required to present annual consolidated financial statement to include the investment in jointly-controlled associated companies on the proportional consolidation method. For purposes of US GAAP, the Company has eliminated the effects of the proportional consolidation and reflected its interest in the results of investees on a single line item (Equity in results) in the recast consolidated statement of income under US GAAP.

•

Under Brazilian GAAP, revenue from construction services rendered are recorded net of respective costs incurred to deliver such services, as “Construction and services rendered, net” (Note 3(t)) as the Company considers it acts as an agent in providing construction services to clients. For purposes of US GAAP, construction service costs are classified in “Operating costs” as the Company is considered the primary obligor and principal in the arrangement.

•

The Company at times acquires land by granting the seller a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development. Under Brazilian GAAP, barter transactions are not recorded on the balance sheet as part of the transactions which involve the acquisition of land in exchange for units to be constructed. Estimated costs to complete are diluted by the additional units. No revenues are recorded for units delivered. Under US GAAP, under APB 29, “Accounting for Nonmonetary Transactions”, the purchase of the land would be recorded at the fair value of the asset and the revenue and costs recognized upon sale of the units. The fair value of the asset received (the land) is used to measure the cost as it is more clearly evident than the fair value of the asset surrendered.

•

Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of income presented in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed consolidated statement of income in accordance with US GAAP.

•	The net income differences between Brazilian GAAP and US GAAP (Note 19(b) (i)) were incorporated in the statement of income in accordance with US GAAP.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

(xii) Restatement of the US GAAP financial information—The statements of income and shareholders’ equity and earnings per share for the year ended December 31, 2005 were restated as follows: (i) a charge to financial expenses of R$3,455 was recorded to reflect the accretion of interest on the redeemable preferred shares through the downstream merger date (Note 19(a)(viii)); (ii) following the exchange of Class A for Class G Preferred shares, the excess of the fair value of the consideration transferred to the holders of the Class G Preferred shares over the carrying amount of the Class A Preferred shares, totaling R$9,586, was allocated to the Preferred shares before apportioning the remaining undistributed earnings to the Common and Preferred shareholders in the calculation of earnings per share (Note 19(a)(ix)); and (iii) following the change in accounting principle for deferred selling expenses for Brazilian GAAP (Note 3(u)), the Company discovered that certain selling expenses deferred under Brazilian GAAP were improperly adjusted for US GAAP purposes. The Company recorded a credit of R$4,587, net of tax, to general, selling and administrative expenses to correct the amount of project specific advertising, marketing and selling costs that had been previously recorded for US GAAP purposes (Note 19(a)(iv)).

Following is a summary of the effects of the restatements as at and for the years ended December 31:

	2005	2005
	As previously reported	As restated
Financial expense	(23,813)	(27,268)
General, selling and administrative expenses	(75,501)	(70,914)
Net income	33,251	34,383
Shareholders’ equity	296,403	290,604
Income available to common shareholders
Basic earnings	10,562	8,463
Diluted earnings	10,517	8,424
Basic earnings per thousand shares—Preferred	471.47	605.57
Diluted earnings per thousand shares—Preferred	469.50	602.28
Basic earnings per thousand shares—Common	432.93	346.92
Diluted earnings per thousand shares—Common	431.13	345.34

All share amounts have been adjusted retrospectively to reflect the share split on January 27, 2006.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

(b) Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i) Net income

	Ref. Note 19(a)	2006	2005	2004
			restated
Net income under Brazilian GAAP		46,056	30,677	23,447
Revenue recognition—Net operating revenue	(ii)	(32,970)	—	—
Revenue recognition—Operating costs	(ii)	24,997	—	—
Discounting of receivables	(iii)	(16,851)	(1,666)	1,232
Capitalized interest	(v)	30,291	23,774	12,562
Amortization of capitalized interest	(v)	(16,834)	(12,540)	(9,600)
Stock issuance expenses	(vi)	27,308	410	—
Stock compensation expense from prior periods arising from effect of a change in an accounting principle	(vii)	(157)	—	—
Stock compensation expense	(vii)	(34,063)	—	—
Charges from accretion of interest in redeemable preferred stock	(viii)	—	(3,455)	—
Other		(7)	354	558
Minority interest on adjustments above		2,447	113	27
Deferred income tax on adjustments above		(5,390)	(3,284)	(985)

Net income under US GAAP		24,827	34,383	27,241

Weighted-average number of shares outstanding in the year (in thousands)
Preferred shares		1,701	42,803	33,113
Common shares		98,796	24,394	24,599

Earnings per share
Preferred(i)	(ix)
Basic		151.77	605.57	491.04
Diluted		149.75	602.28	491.04
Common
Basic		248.68	346.92	446.40
Diluted		245.81	345.34	446.40

Reconciliation from US GAAP net income to US GAAP net income available to common shareholders
US GAAP net income		24,827	34,383	27,241
Preferred Class G exchange (ii)		—	(9,586)	—
Undistributed earnings for Preferred Shareholders (Basic earnings)		(258)	(16,334)	(16,260)

US GAAP net income available to common shareholders (Basic earnings)		24,569	8,463	10,981

Reconciliation from US GAAP net income to US GAAP net income available to common shareholders
US GAAP net income		24,827	34,383	27,241
Preferred Class G exchange (ii)		—	(9,586)	—
Undistributed earnings for Preferred Shareholders (Diluted earnings)		(259)	(16,373)	(16,260)

US GAAP net income available to common shareholders (Diluted earnings)		24,568	8,424	10,981

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

(i)	All share amounts have been adjusted retrospectively to reflect the share split on January 27, 2006.
(ii)	Pursuant to EITF Topic D-42 “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock”, following the exchange of Class A for Class G Preferred shares, the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the balance sheet was subtracted from net income to arrive at net earnings available to common shareholders in the calculation of earnings per share. For purposes of displaying earnings per share, the amount is treated in a manner similar to the treatment of dividends paid to the holders of the preferred shares. The conceptual return or dividends on preferred shares are deducted from net earnings to arrive at net earnings available to common shareholders.

(ii) Shareholders’ equity

	Ref. Note 19(a)	2006	2005	2004
			restated
Shareholders’ equity under Brazilian GAAP		814,087	270,187	146,469
Revenue recognition—Net operating revenue	(ii)	(32,970)	—	—
Revenue recognition—Operating costs	(ii)	24,997	—	—
Discounting of receivables	(iii)	(19,931)	(3,080)	(1,414)
Capitalized interest	(v)	99,907	69,616	45,842
Amortization of capitalized interest	(v)	(52,225)	(35,391)	(22,851)
Stock issuance expenses	(vi)	—	410	—
Liability-classified stock options	(vii)	(34,220)	—	—
Receivables from clients—SFAS 140	(x)	19,402	8,757	—
Liability assumed—SFAS 140	(x)	(19,402)	(8,757)	—
Other		(292)	(694)	39
Minority interest on adjustments above		2,623	176	63
Deferred income tax on adjustments above		(6,725)	(10,620)	(7,336)

Shareholders’ equity under US GAAP		795,251	290,604	160,812

(c) US GAAP Supplemental information

(i) Recent US GAAP accounting pronouncements

The Financial Accounting Standards Board (“FASB”) recently issued a number of Statements of Financial Accounting Standards and interpretations; neither of the standards or interpretations described below had or are expected to have a material impact on the financial position and results of operations of the Company.

(a) In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The main topics are described as follows: (i) Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (ii) Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (iii) Establishes a requirement to

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (iv) Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (v) Amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

(b) In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”. SFAS 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, which establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted in certain cases.

The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

(c) In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.

This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. According to the Board, a single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

(d) In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.

SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

This Statement requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to:

•

Recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation—in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation.

•

Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant.

•	Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions).

•

Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

This Statement amends the following Statements: SFAS No. 87 “Employers’ Accounting for Pensions”; SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”; SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions”; and SFAS No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits”.

An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.

(e) In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FAS 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”.

This Interpretation prescribes a (more-likely-than-not) recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation does not change the classification requirements for deferred taxes. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Also, following this Interpretation, the use of a valuation allowance as described in Statement 109 is not an appropriate substitute for the derecognition of a tax position. However, the requirement to assess the need for a valuation allowance for deferred tax assets based on the sufficiency of future taxable income is unchanged by this Interpretation.

The Interpretation is effective for fiscal years beginning after December 15, 2006

Management believes that adoption of these pronouncements will not have a material impact on the financial position and results of operations of the Company.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

(ii) Additional information—stock option plan

The Company has adopted the prospective transition method of SFAS No. 123R and the liability-classified awards were measured at fair market value as of January 1, 2006. The assumptions are: weighted historical volatility of 29%; expected dividend yield of 0%; annual risk-free interest rate of 8%, and; expected average total lives of 1.6 years.

The adoption of SFAS No. 123R resulted in a charge for the cumulative effect in the change in an accounting principles of R$(157).

All the liability-classified awards were remeasured at their fair value as of December 31, 2006 and amounted to R$34,220. Stock compensation expense (“General and administrative expenses”) related to the stock option plans totaled R$(34,063) in the year ended December 31, 2006. The assumptions are: weighted historical volatility of 50%; expected dividend yield of 0%; annual risk-free interest rate of 8%, and; expected average total lives of 3.2 years. As of December 31, 2006, the compensation cost related to nonvested stock options to be recognized in future periods was R$8,385 and its weighted average recognition period was approximately 3.2 years.

The pro forma disclosure of net income and earnings per share (both basic and diluted) for the year ended December 31, 2006 had the prior method under APB 25 been applied, is presented below:

Net income for the year
As reported	24,827
Plus: Reversal of stock compensation recorded based on the fair value method of SFAS 123R	34,220
Less: Stock compensation based on APB 25	(29,093)

Pro forma net income for the year	29,954

Basic income per share—R$ per thousand shares(i)
Preferred shares—as reported	151.77
Preferred shares—pro forma	207.79
Common shares—as reported	248.68
Common shares—pro forma	299.61

Dilutive income per share—R$ per thousand shares(i)
Preferred shares—as reported	149.75
Preferred shares—pro forma	205.02
Common shares—as reported	245.81
Common shares—pro forma	296.15

(i)	All share amounts have been adjusted retrospectively to reflect the share split on January 27, 2006.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

The pro forma disclosure, presented below, of net income and earnings per share (both basic and diluted) for the years ended December 31, 2005 and 2004 have been determined under the fair value method prescribed by SFAS No. 123:

	2005	2004
	restated
Net income
As reported	34,383	27,241
Plus: Stock compensation cost—SFAS No.123	(396)	(913)

Pro forma net income	33,987	26,328

Basic earnings per share—R$ per thousand of shares (i)
Preferred shares—as reported	605.57	491.04
Preferred shares—pro forma	599.47	474.58
Common shares—as reported	346.92	446.40
Common shares—pro forma	341.38	431.44

Diluted earnings per share—R$ per thousand of shares (i)
Preferred shares—as reported	602.28	491.04
Preferred shares—pro forma	596.22	474.58
Common shares—as reported	345.34	446.40
Common shares—pro forma	339.83	431.44

(i)	All share amounts have been adjusted retrospectively to reflect the share split on January 27, 2006.

	December 31
	2006		2005(i)		2004(i)
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year(i)	1,848,150	6.29	3,415,500	5.72	3,307,500	4.81
Options granted	3,121,429	17.14	252,000	5.35	585,000	4.99
Options exercised(ii)	(1,021,950)	6.27	(252,000)	5.35	(58,500)	4.99
Options cancelled(iii)	(50,002)	18.23	(1,567,350)	5.42	(418,500)	5.19

Options outstanding at the end of the year	3,897,627	16.04	1,848,150	6.29	3,415,500	5.72

Options exercisable at the end of the year	1,066,151	6.56	1,498,500	5.59	1,687,500	5.41

(i)	All share amounts and options have been adjusted retrospectively to reflect the share split on January 27, 2006.
(ii)	In the year ended December 31, 2006, 2005 and 2004, the total cash received from exercised options was R$6,398, R$2,216 and R$1,348, respectively.
(iii)	In the year ended December 31, 2006, 2005 and 2004 no options were forfeited due to expiration of prescriptive terms.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

(d) US GAAP condensed consolidated financial information—Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheet, statement of income, and statement of changes in shareholders’ equity under US GAAP have been recast in condensed format as follows:

(i) Condensed consolidated balance sheets under US GAAP

	2006	2005	2004
		restated
Assets
Current assets Cash and cash equivalents	260,919	136,153	42,803
Receivables from clients	184,595	127,641	88,964
Properties for sale	483,411	376,613	245,055
Other accounts receivable	303,258	91,176	129,498
Dividends receivable	—	4,886	4,811
Prepaid expenses	33,750	9,401	10,320
Investments	53,804	30,118	30,302
Property and equipment	8,146	10,256	7,391
Other assets
Receivables from clients	259,174	109,437	41,308
Deferred taxes	—	5,104	—
Other	46,829	602	768

Total assets	1,633,886	901,387	601,220

Liabilities and shareholders’ equity
Current liabilities
Short-term debt, including current portion of long-term debt	17,202	25,728	95,938
Debentures	11,038	6,118	—
Obligations for purchase of land	106,213	25,439	7,083
Materials and services suppliers	24,680	22,823	20,193
Taxes and labor contributions	36,434	40,051	32,535
Advances from clients—real estate and services	3,938	19,985	85,577
Credit assignments	1,358	1,363	1,357
Dividends Proposed	10,938	—	—
Current account with associated companies	202,368	97,208	83,376
Long-term liabilities Loans	21,176	85,993	45,538
Debentures	240,000	176,310	—
Deferred income tax	828	—	8,278
Obligations for purchase of land	98,398	98,729	52,162
Others	63,014	10,839	8,469
Minority interest	1,050	197	(98)
Shareholders’ equity	795,251	290,604	160,812

Total liabilities and shareholders’ equity	1,633,886	901,387	601,220

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

(ii) Condensed consolidated statements of income under US GAAP

	2006	2005	2004
		restated
Gross operating revenue
Real estate development and sales	693,591	417,995	381,270
Construction and services rendered	66,941	67,904	80,954
Taxes on services and revenues	(85,792)	(46,888)	(19,311)

Net operating revenue	674,740	439,011	442,913
Operating costs (sales and services)	(503,172)	(329,775)	(339,653)

Gross profit	171,568	109,236	103,260
Operating expenses
Selling, general and administrative	(139,053)	(70,914)	(49,734)
Other	(135)	(6,391)	(3,036)

Operating income	32,380	31,931	50,490

Non-operating income (expenses)
Financial income	55,158	9,584	1,929
Financial expenses	(51,136)	(27,268)	(33,574)

Income before income tax, equity in results and minority interest	36,402	14,247	18,845

Taxes on income
Current	(2,248)	(1,196)	(2,510)
Deferred	(8,939)	(690)	(1,020)

Income tax and social contribution expense	(11,187)	(1,886)	(3,530)

Income before equity in results, cumulative effect of a change in an accounting principles and minority interest	25,215	12,361	15,315
Equity in results	894	22,593	11,674
Stock compensation expense related to cumulative effect of a change in an accounting principles	(157)	—	—
Minority interest	(1,125)	(571)	252

Net income	24,827	34,383	27,241

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

	2006	2005	2004
		restated
Reconciliation from US GAAP net income to US GAAP net income available to common shareholders
US GAAP net income	24,827	34,383	27,241
Preferred Class G exchange (i)	—	(9,586)	—
Undistributed earnings for Preferred Shareholders (Basic earnings)	(258)	(16,334)	(16,260)

US GAAP net income available to common shareholders (Basic earnings)	24,569	8,463	10,981

Reconciliation from US GAAP net income to US GAAP net income available to common shareholders
US GAAP net income	24,827	34,383	27,241
Preferred Class G exchange (i)	—	(9,586)	—
Undistributed earnings for Preferred Shareholders (Diluted earnings)	(259)	(16,373)	(16,260)

US GAAP net income available to common shareholders (Diluted earnings)	24,568	8,424	10,981

(i) Pursuant to EITF Topic D-42 “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock”, following the exchange of Class A for Class G Preferred shares, the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the balance sheet was subtracted from net income to arrive at net earnings available to common shareholders in the calculation of earnings per share. For purposes of displaying earnings per share, the amount is treated in a manner similar to the treatment of dividends paid to the holders of the preferred shares. The conceptual return or dividends on preferred shares are deducted from net earnings to arrive at net earnings available to common shareholders.

(iii) Additional information—Taxes

Change in the valuation allowance for net operating losses were as follows:

	2006	2005	2004
At January 1	—	(6,999)	(6,999)
Valuation allowance—relates to jointly-controlled subsidiaries subject to the taxable profit regime	(7,230)	—	—
Reversal	—	6,999	—

At December 31	(7,230)	—	(6,999)

(iv) Statement of comprehensive income—Under Brazilian GAAP, the concept of comprehensive income is not recognized. Under US GAAP, SFAS No. 130, Reporting Comprehensive Income, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. In the case of the Company, comprehensive income is the same as net income.

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

(v) Condensed changes in shareholders’ equity under US GAAP

	2006	2005	2004
		restated
At beginning of the year	290,604	160,812	133,571
Capital increase, net of issuance expenses	490,758	135,180	—
Redemption of shares—Urucari	—	(4,000)	—
Redemption of shares—Cimob	—	(1,583)	—
Redemption of shares—First Stock	—	(16,437)	—
Capital increase—Havertown	—	10,259	—
Downstream merger	–	(28,010)	—
Net income	24,827	34,383	27,241
Proposed dividend	(10,938)	—	—

At end of the year	795,251	290,604	160,812

(vi) Condensed shareholders’ equity under US GAAP

	2006	2005	2004
		restated
Shareholders’ equity
Preferred shares, comprising 48,666,627 and 33,113,226 shares outstanding in 2005 and 2004	—	157,082	49,638
Common shares, comprising 103,369,950 shares outstanding (2005: 25,212,555 and 2004: 24,599,299 shares)	583,305	79,867	36,876
Treasury shares	(43,571)	(43,571)	—
Appropriated retained earnings	178,180	30,476	8,947
Unappropriated retained earnings	78,337	66,750	65,351

	795,251	290,604	160,812

(vii) Summarized financial information—The following table presents condensed combined financial information prepared under Brazilian GAAP of the significant investments in unconsolidated affiliates accounted for under the equity method. The significant investments include the following entities

As at and for the year ended December 31, 2006—Gafisa SPE 26 Ltda.

As at and for the year ended December 31, 2005—Cyrela Gafisa SPE Ltda (i) and Jardim I SPE Ltda in 2005.

As at and for the year ended December 31, 2004—Cyrela Gafisa SPE Ltda, (i); Sunplace SPE Ltda (i) and Saí Amarela S/A in 2004 (i).

Gafisa S.A.

Notes to the Consolidated Financial Statements

All amounts in thousands of reais, unless otherwise indicated—(Continued)

(i) Investments held through the subsidiary Gafisa SPE 33 Ltda.

	2006	2005	2004
Combined condensed balance sheet—December 31
Current assets	95,381	63,778	43,454
Total assets	98,414	86,730	72,216
Current liabilities	42,348	34,357	28,324
Long term liabilities	27,431	19,936	19,916

	2006	2005	2004
Combined condensed statement of income—Year ended December 31,
Net operating revenue	34,987	84,241	68,934
Operating costs	(29,052)	(53,125)	(46,729)
Income before taxes	(5,495)	26,080	18,842
Net income (loss)	(7,417)	23,893	15,906

*    *    *

Through and including                              , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

39,676,600 Common Shares

including Common Shares in the

form of American Depositary Shares

PROSPECTUS

Merrill Lynch & Co.

Banco Itaú BBA

Citigroup

HSBC

UBS Investment Bank

                             , 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Under Brazilian law, any provision, whether contained in the articles of association of a company or in any agreement, exempting any officer or director or indemnifying any officer or director against any liability which by law or otherwise would attach to them in respect of negligence, default, misfeasance, breach of duty or trust, is void. A company may, however, indemnify an officer or director against any liability incurred by them in defending any proceedings, whether criminal or civil, in which a judgment is given in their favor. We have not entered into any indemnification agreements of this kind.

Item 7.	Recent Sales of Unregistered Securities

The securities of the Registrant that were issued or sold by the Registrant within the past three years and not registered with the Commission are as follows:

•

On April 29, 2005, the Registrant issued 6,400 non-convertible debentures with a face value of R$10,000 each. The underwriters for this issuance were Banco Itaú BBA S.A., HSBC Bank Brasil S.A. – Banco Múltiplo and Banif Primus Banco de Investimento S.A. The issuance of these securities were made to institutional and other investors outside the United States exempt from registration under the Securities Act in reliance on Rule 903 of Regulation S promulgated under the Securities Act. The aggregate underwriting discount was R$1,248,000.

•

On December 1, 2005, the Registrant issued 11,250 non-convertible debentures with a face value of R$10,000 each. The underwriters for this issuance were Banco Itaú BBA S.A., HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Pactual S.A., Banif Primus Banco de Investimento S.A., BB Banco de Investimento S.A. and Banco Votorantim S.A. The issuance of these securities were made to institutional and other investors outside the United States exempt from registration under the Securities Act in reliance on Rule 903 of Regulation S promulgated under the Securities Act. The aggregate underwriting discount was R$1,796,960.

•

On February 3, 2006, the Registrant granted 2,828,912 options to purchase shares of the Registrant’s common shares at the exercise price of R$18.50 adjusted by the IGP-M plus 6%. The issuance of these options were made to institutional and other investors outside the United States exempt from registration under the Securities Act in reliance on Rule 903 of Regulation S promulgated under the Securities Act.

•

On February 22, 2006, the Registrant issued 26,724,000 common shares in the form of shares and Global Depositary Shares, in its Brazilian initial public offering of common shares, to qualified institutional buyers in the United States pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933 and to institutional and other investors outside the United States in accordance with Rule 903 under the Securities Act of 1933 for an aggregate offering price of R$815,750,100. The principal underwriters were Banco Merrill Lynch de Investimentos S.A. and Banco Itaú BBA S.A. The aggregate underwriting discount was R$24,472,503.

•

On September 29, 2006, the Registrant issued 24,000 non-convertible debentures with a face value of R$10,000 each. The underwriters for this issuance were HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A., Banco Pactual S.A., Banco Standard de Investimentos S.A. and Banif Primus Banco de Investimento S.A. The issuance of these securities were made to institutional and other investors outside the United States exempt from registration under the Securities Act in reliance on Rule 903 of Regulation S promulgated under the Securities Act. The aggregate underwriting discount was R$1,920,000.

Item 8.	Exhibits

(a) The following documents are filed as part of this Registration Statement:

1.1	*	Form of International Purchase Agreement.

3.1	**	By-laws of the Registrant (English translation).

4.1	**	Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts (filed as Exhibit (a) to the Registration Statement on Form F-6 (Reg. No. 333-140832) filed February 22, 2007).

5.1	**	Opinion of Barbosa, Müssnich & Aragão, Brazilian legal counsel of the Registrant, as to the legality of the common shares.

8.1	**	Opinion of Barbosa, Müssnich & Aragão, as to tax matters.

10.1	**	Investment Agreement dated October 2, 2006 among Alphaville Participações S.A., Renato de Albuquerque and Nuno Luis de Carvalho Lopes Alves, as shareholders, and Gafisa S.A., as investor, and Alphaville Urbanismo S.A., Fate Administração e Investimentos Ltda. and NLA Administração e Participações Ltda.

21.1		Subsidiaries of the Registrant.

23.1		Consent of PricewaterhouseCoopers Auditores Independentes.

23.2	**	Consent of Barbosa, Müssnich & Aragão, Brazilian legal counsel of the Registrant (included in Exhibits 5.1 and 8.1).

24.1		Powers of Attorney (included on signature page to the Registration Statement).

*	To be filed by amendment.
**	Previously filed.

(b) Financial Statement Schedules

None.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in São Paulo, Brazil on March 7, 2007.

GAFISA S.A.

By:	/S/ WILSON AMARAL DE OLIVEIRA
Name:	Wilson Amaral de Oliveira
Title:	Chief Executive Officer

By:	/S/ ALCEU DUÍLIO CALCIOLARI
Name:	Alceu Duílio Calciolari
Title:	Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Wilson Amaral de Oliveira and Alceu Duílio Calciolari, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this Registration Statement, including to sign in the name and on behalf of the undersigned, this Registration Statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on March 7, 2007 in the capacities indicated:

Name	Title

/S/ GARY R. GARRABRANT Gary R. Garrabrant	Chairman of the Board of Directors

/S/ WILSON AMARAL DE OLIVEIRA Wilson Amaral de Oliveira	Chief Executive Officer (principal executive officer)

/S/ ALCEU DUÍLIO CALCIOLARI Alceu Duílio Calciolari	Chief Financial Officer (principal financial and accounting officer)

/S/ RENATO DE ALBUQUERQUE Renato de Albuquerque	Director

/S/ CAIO RACY MATTAR Caio Racy Mattar	Director

Name	Title

/S/ EDUARDO ALCALAY Eduardo Alcalay	Director

/S/ DANILO GAMBOA Danilo Gamboa	Director

/S/ RICHARD L. HUBER Richard L. Huber	Director

/S/ THOMAS J. MCDONALD Thomas J. McDonald	Director

/S/ FABIO SCHVARTSMAN Fabio Schvartsman	Director

/S/ DONALD PUGLISI Donald Puglisi	Authorized Representative in the United States

EXHIBIT INDEX

(a) The following documents are filed as part of this Registration Statement:

1.1	*	Form of International Purchase Agreement.

3.1	**	By-laws of the Registrant (English translation).

4.1	**

Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts (filed as Exhibit (a) to the Registration Statement on Form
F-6 (Reg. No. 333-140832) filed February 22, 2007).

5.1	**	Opinion of Barbosa, Müssnich & Aragão, Brazilian legal counsel of the Registrant, as to the legality of the common shares.

8.1	**	Opinion of Barbosa, Müssnich & Aragão, as to tax matters.

10.1	**

Investment Agreement dated October 2, 2006 among Alphaville Participações S.A., Renato de Albuquerque and Nuno Luis de Carvalho Lopes Alves, as shareholders, and Gafisa S.A., as investor, and Alphaville Urbanismo S.A., Fate Administração e Investimentos Ltda. and NLA Administração e Participações Ltda.

21.1		Subsidiaries of the Registrant.

23.1		Consent of PricewaterhouseCoopers Auditores Independentes.

23.2	**	Consent of Barbosa, Müssnich & Aragão, Brazilian legal counsel of the Registrant (included in Exhibits 5.1 and 8.1).

24.1		Powers of Attorney (included on signature page to the Registration Statement).

*	To be filed by amendment.
**	Previously filed.

(b) Financial Statement Schedules

None.